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As filed with the Securities and Exchange Commission on April 22, 2004

Registration No. 333-110720

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 3
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HM Publishing Corp.
(Exact Name of Registrant Issuer as Specified in Its Charter)

Delaware	2731	13-4265843
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

222 Berkeley Street
Boston, Massachusetts 02116
(617) 351-5000
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)
 Paul D. Weaver
Secretary and General Counsel
HM Publishing Corp.
222 Berkeley Street
Boston, Massachusetts 02116
(617) 351-5000
(Name, Address, Including Zip Code, and Telephone Number, Including
Area Code, of Agent For Service)

With a copy to:

Edward P. Tolley III, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

        If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective Registration Statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective Registration Statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Note	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

11 1/2% Senior Discount Notes due 2013	$265,000,000	100%	$265,000,000	$21,439(2)

(1)
Estimated solely for the purpose of calculating the registration fee.

(2)
Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Prospectus

HM PUBLISHING CORP.

Offer to exchange up to $265,000,000 aggregate principal amount at maturity of 11 1/2% Senior Discount Notes due 2013, which have been registered under the Securities Act of 1933, for any and all outstanding 11 1/2% Senior Discount Notes due 2013

The Exchange Offer

  •
  HM Publishing Corp. will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that are freely tradeable in integral multiples of $1,000 principal amount at maturity.

  •
  You may withdraw tenders of outstanding notes at any time prior to the expiration of the exchange offer.

  •
  The exchange offer expires at midnight, New York City time, on May 21, 2004, unless extended. We do not currently intend to extend the expiration date of the exchange offer.

  •
  The exchange of outstanding notes for the exchange notes in the exchange offer will not constitute a taxable event to holders for U.S. federal income tax purposes.

The Exchange Notes

  •
  The terms of the exchange notes to be issued in the exchange offer are substantially identical to the outstanding notes, except that the exchange notes will be freely tradeable.

  •
  We do not intend to apply for the listing of the exchange notes on any securities exchange or automated dealer quotation system.

Broker-Dealers

  •
  Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. The letter of transmittal states that, by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  •
  This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities.

  •
  We have agreed that, for a period of 90 days after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with the resale of exchange notes. See "Plan of Distribution."

        You should consider carefully the risk factors beginning on page 21 of this prospectus before participating in the exchange offer.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 26, 2004.

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different from that contained in this document. This document may be used only where it is legal to sell these securities. The information in this document may be accurate only on the date of this document.

i

PROSPECTUS SUMMARY

        This summary highlights information about our company, our industry, our business strengths and strategies, our recent acquisition by our sponsors, the terms of this exchange offer and the exchange notes and our historical and pro forma financial information contained elsewhere in this prospectus. This summary may not contain all of the information that is important to you. We urge you to read this entire prospectus, including the "Risk Factors" section and the consolidated financial statements and related notes. In this prospectus, the term "Holdco" refers to HM Publishing Corp., the term "Houghton Mifflin" refers to Houghton Mifflin Company, a wholly owned subsidiary of Holdco, the term "Parent" refers to Houghton Mifflin Holdings, Inc., Holdco's parent, and the terms "we," "our," "ours," "us" and "Company" refer collectively to Holdco and its subsidiaries, including Houghton Mifflin, except where otherwise indicated. The use of these terms is not intended to imply that Parent, Holdco, and Holdco's subsidiaries are not separate and distinct legal entities. Holdco is the sole obligor on the notes, and its Parent and its subsidiaries do not have any obligation with respect to the notes. The historical and projected data set forth below under "—Industry Overview" and elsewhere in this prospectus are derived from data provided by the U.S. Department of Education, Simba Information Inc. and Association of American Publishers. For a more comprehensive discussion of the Company, the "adoption" process and terms such as "basal" and "supplemental materials," see "Business."

Holdco

        Holdco was incorporated on September 12, 2003 and is a wholly owned subsidiary of Parent. Parent contributed 100% of its interest in Houghton Mifflin to Holdco on September 17, 2003. As Holdco and Houghton Mifflin are companies organized under the common control of Parent, the contribution was accounted for at historical cost. Accordingly, the historical consolidated financial statements of Houghton Mifflin have become the historical consolidated financial statements of Holdco. As a result, the historical results of operations for all periods prior to September 12, 2003 are of Houghton Mifflin and its subsidiaries. Holdco conducts all of its business through Houghton Mifflin. For further information on our corporate structure, see page 15.

Our Company

        We are a leading publisher in the pre-kindergarten through grade twelve ("K-12") and college education, trade and reference, and educational, clinical and professional testing markets in the United States. For the year ended December 31, 2003, we generated net sales of $1,263.5 million, cash flows provided by continuing operating activities of $185.3 million, and a net loss of $74.7 million.

        Our diverse product offerings are classified into four operating segments:

  •
  K-12 Publishing.  Our K-12 Publishing segment develops comprehensive educational programs, comprised primarily of textbooks, workbooks, supplemental materials, teaching guides, technology-based components and other resources. We also provide testing and assessment services. K-12 Publishing targets the more than 53 million students in over 115,000 elementary and secondary schools in the United States as well as the complementary clinical testing market.

  •
  School.  Our School division develops and markets leading basal programs for the kindergarten through grade eight ("K-8") market utilizing the long-standing Houghton Mifflin brand. Basal programs are comprehensive programs intended to provide a complete course of study on a subject, either at a single grade level or across grade levels, and are the primary source of classroom instruction.

  •
  McDougal Littell.  Our McDougal Littell division develops and markets leading basal programs for the grades six through twelve ("6-12") market utilizing the McDougal Littell brand.

  •
  Great Source Education Group.  Our Great Source division develops and markets leading instructional, curriculum-based educational supplements for pre-kindergarten through grade twelve utilizing various brands, including the Write Source brand.

  •
  Riverside.  Our Riverside division develops and markets testing and assessment products for the K-12 and clinical markets, including prominent tests such as the Iowa Tests of Basic Skills, the Woodcock-Johnson III Complete Battery and the Stanford-Binet Intelligence Scales Test.

    For the year ended December 31, 2003, the K-12 Publishing segment's net sales were $848.4 million (approximately 67% of our total net sales).

  •
  College Publishing.  Our College Publishing segment publishes leading textbooks, ancillary products such as workbooks and study guides, technology-based instructional materials, teacher materials and other materials, primarily for introductory college-level courses. We target the more than 15 million students in over 4,000 institutions in the post-secondary higher education market. We have a portfolio of titles written by respected college authors and concentrate on the largest introductory courses in core disciplines such as mathematics, chemistry, business, accounting, history, modern languages and remedial studies. We are also a leader in the high school advanced placement market, selling a substantial number of college products through our McDougal Littell division. For the year ended December 31, 2003, the College Publishing segment's net sales were $226.1 million (approximately 18% of our total net sales).

  •
  Trade and Reference Publishing.  This segment includes our Trade and Reference division and Kingfisher Publishing plc ("Kingfisher"). Our Trade and Reference division publishes quality fiction and non-fiction books for adults and children, dictionaries and other reference materials. Our extensive publishing backlist contains many notable classics, including titles that have received twenty-seven Pulitzer Prizes, nine National Book Awards, six New York Times "Notable Books of the Century" awards, ten Caldecott Medals and ten Newbery Medals. Renowned titles include the Curious George family of children's books, The Polar Express by Chris Van Allsburg, the Best American series, Peterson Field Guides and the U.S. editions of J.R.R. Tolkien's The Hobbit and The Lord of the Rings trilogy. Kingfisher is a U.K.-based publisher of childrens fiction and non-fiction titles and reference materials for the trade market worldwide. For the year ended December 31, 2003, the Trade and Reference Publishing segment's net sales were $125.1 million (approximately 10% of our total net sales).

  •
  Other.  This segment includes our Promissor division as well as unallocated corporate items. Our Promissor division develops and provides testing services and products for professional certification and licensure, as well as employment screening, placement and evaluation to regulatory entities, professional associations and corporations. For the year ended December 31, 2003, the Other segment's net sales were $63.9 million (approximately 5% of our total net sales).

Industry Overview

        We are one of the largest participants in the instructional materials and testing portion of the U.S. educational publishing industry. The spending in this sector was estimated to be almost $11 billion in 2001, which was comprised of: (i) $6.9 billion for K-12 educational materials, with textbooks estimated to account for almost half of that amount; (ii) $3.2 billion for new college instructional materials; and (iii) $850 million for educational testing. Our target educational publishing, testing and assessment markets benefit directly from government spending on education, which aggregated more than $350 billion in 2001, including spending on teacher salaries, infrastructure, transportation, instructional materials and other items. According to the U.S. Department of Education, total government spending on K-12 education in the United States has grown at an approximate 8% compound annual growth rate ("CAGR") over the past 30 years. State and local sources account for over 90% of total K-12 educational funding in the United States.

        We believe our targeted educational publishing markets will benefit from the positive demographic trend of increasing college enrollment and a favorable long-term K-12 funding environment. K-12 enrollment in the United States grew from approximately 47 million students in 1991 to approximately 53 million students in 2002 and is predicted to remain steady for the next eight years. Educational spending has outpaced enrollment growth, with spending per K-12 student increasing from approximately $5,400 in the 1990-91 school year to approximately $8,000 in the 2000-01 school year. We believe the recent K-12 funding trend is characterized by an increased focus on accountability and student assessment. Additionally, we believe this spending will continue to be augmented by the increased emphasis on education, most prominently evidenced by the No Child Left Behind Act of 2001 ("NCLB Act"), which focuses on accountability, student assessment and increased federal spending on education and includes the Reading First initiative targeting pre-kindergarten through grade three ("K-3") reading improvement. We believe that this type of federal legislation will also significantly increase future demand and funding for student assessment. College enrollment in the United States grew from approximately 14 million students in 1998 to more than 15 million students in 2002 and is estimated to grow to 18 million students in 2011. The market for new college textbooks is estimated to have grown from $2.9 billion in 1999 to a projected $3.9 billion in 2003.

        We also compete in the trade and reference publishing market and in the professional assessment market. Sales of trade titles grew steadily from approximately $6.1 billion in 1998 to approximately $7.1 billion in 2003.

        We estimate that the professional assessment market in which we primarily compete, which includes licensure, accreditation and general skills measurement, was approximately $900 million as of 2001. This market has a highly fragmented customer base and numerous niche participants competing in various segments.

Our Business Strengths

        Historically, we have experienced strong net sales and stable operating margins. We believe this strong operating performance is due to a number of core strengths, which include the following:

        Leading Market Positions.    We are a leader in the markets in which we compete. In our targeted K-12 subjects, we have significant market shares in elementary school reading, language arts and mathematics and secondary school language arts, mathematics, social studies and world languages.

        Recognized Brands, Titles and Authors.    We believe that our reputation provides us with opportunities to attract and retain distinguished authors in each of our markets. With more than a century of experience in the educational publishing market, we have developed many recognized brands.

        Diverse Portfolio of Businesses and Products.    We target a focused set of markets within each of our operating segments, reducing our dependence on any single segment. We offer a comprehensive set of leading products and services within each of these areas, including textbooks, workbooks, supplemental materials, technology-based products, teaching guides, various types of standardized and customized tests, professional assessment products and a range of trade and reference titles.

        Long-Term Customer Relationships Sustained by Experienced Educational Sales Force.    We believe our company's customer relationships, many of which have lasted for decades, provide us with a significant competitive advantage. Our customer relationships are built by our sales force around our full-service offering of teaching tools, training and methods.

        Significant Economies of Scale and Barriers to Entry in U.S. Educational Publishing Markets.    We recognize significant competitive advantages as a result of our scale, including the ability to: (i) develop complete educational programs and other publications cost-effectively; (ii) use our educational sales force to sell multiple products across the K-12 and college markets and to expand into new product offerings more easily; (iii) obtain volume purchasing benefits from our suppliers; (iv) leverage our fixed costs to enhance profitability; and (v) use our strong platforms as the foundation for future growth and expansion.

        Experienced and Motivated Management Team.    Our senior management team has significant publishing and educational expertise. Our senior corporate executives and divisional managers have an average of more than twenty years of experience in the publishing and education industries and ten years of experience with us or one of our predecessor companies.

Our Business Strategy

        We continually strive to develop high-quality content and deliver it to the marketplace using various media to advance education and literature. We intend to leverage core strengths to continue broadening our portfolio of products and services across our segments resulting in increased growth, diversity and scale. Our strategy to achieve these goals includes the following elements:

        Leverage Leadership Positions into Future Market Opportunities.    We intend to leverage our strong market shares and current leadership positions by expanding our product offerings into additional K-12 core subjects and college disciplines as well as other college markets, thereby enabling us to increase growth and profitability.

        Capitalize on Trends in the U.S. Education Market.    We believe education in the United States is experiencing several significant trends, including: (i) increased focus on accountability; (ii) increased federal funding for educational materials in core disciplines; (iii) broadening acceptance of technology; and (iv) increased college enrollment. Through strong, long-standing relationships with local, state and federal entities and through an existing platform for sophisticated technology products, we believe we are well-positioned to capitalize on these trends.

        Continue to Maximize Operational Efficiency.    In recent years, we have streamlined our editorial, production and distribution processes to maximize profitability. The results include enhancements to our procurement process, reductions in our overhead costs and the integration and rationalization of our technology spending. We anticipate further operating efficiencies by fully implementing measures already in place, and believe there is even more potential for efficiency through planned initiatives.

        Pursue Opportunistic Acquisitions.    We have historically pursued opportunistic acquisitions of niche publishers to enhance our portfolio of products and leverage our existing infrastructure. We believe the educational publishing industry has many small publishers that cannot compete effectively given their limited scale. We believe some of these companies may represent attractive acquisition candidates.

Risks Relating To Our Business Strategy

        Our markets are highly competitive and are subject to rapid change and increasing costs of development. We may not be able to identify successful business models for generating sales of technology-based programs. In addition, federal and state standards for educational materials may change and government funding for our products and services may decline. Furthermore, we may not successfully complete or integrate acquisitions, or achieve the expected benefits from any future acquisitions, which could adversely affect our growth. If we are unable to address these risks, our results of operations may be negatively impacted.

Recent Developments

        On April 1, 2004, Stephen Richards will join Parent, us and Houghton Mifflin as Executive Vice President, Chief Financial Officer and Chief Operating Officer, and Sylvia Metayer, Executive Vice President and current Chief Operating Officer and Interim Chief Financial Officer of Parent, us and Houghton Mifflin, will be President of the Houghton Mifflin Assessment Group, consisting of The Riverside Publishing Company, Promissor, Inc. and Edusoft. Mr. Richards was previously Global Chief Financial Officer of Harcourt Education.

        Our principal executive offices are located at 222 Berkeley Street, Boston, Massachusetts 02116-3764. Our telephone number is (617) 351-5000. Houghton Mifflin's internet address is www.houghtonmifflin.com. Information on Houghton Mifflin's website is not incorporated into this prospectus and is not a part of this prospectus.

The Refinancing and the Private Offering of Outstanding Notes

The Refinancing

        Houghton Mifflin used the proceeds from the private offering of its 8.250% senior notes due 2011 (the "8.250% Senior Notes") and 9.875% senior subordinated notes due 2013 (the "9.875% Senior Subordinated Notes") and $100 million of borrowings under the senior credit facility to repay its senior subordinated bridge loan facility, plus accrued interest, repay its senior term loan under its senior credit facility, plus accrued interest, repurchase $99.2 million of the $100 million in 7.125% senior secured notes due 2004 (the "2004 Senior Notes") in a tender offer (the "2004 Tender Offer") and pay accrued interest and related fees and expenses, repurchase $124.96 million of the $125 million in 7.00% senior secured notes due 2006 (the "2006 Senior Notes") in a tender offer (the "2006 Tender Offer") and pay accrued interest and related fees and expenses. "Refinancing" refers to these transactions as well as the private offering of the 8.250% Senior Notes and 9.875% Senior Subordinated Notes.

        The following table sets forth the sources and uses of funds in connection with the Refinancing:

Sources (dollars in millions)
Senior notes	$600.0
Senior subordinated notes (a)	396.9
Senior term loan (b)	100.0

Total sources	$1,096.9

Uses (dollars in millions)
Repayment of senior subordinated bridge loan facility	$500.0
Repayment of senior term loan (b)	275.0
Repurchase of 2004 Senior Notes (c)	105.8
Repurchase of 2006 Senior Notes (d)	141.7
Accrued interest on repaid senior term loan and senior subordinated bridge loan facilities	5.8
Excess cash for working capital	49.0
Fees and expenses	19.6

Total uses	$1,096.9

(a)
Houghton Mifflin's senior subordinated notes were priced at $992.20 per $1,000.00 note to yield an effective annual rate of 10.0%, which resulted in an original issue discount of $3.1 million.

(b)
On January 3, 2003, Houghton Mifflin borrowed an additional $100.0 million under its senior credit facility to repurchase the 2004 Senior Notes. The $100.0 million of borrowings under its senior credit facility and the $175.0 million previously borrowed under its senior credit facility were both repaid in full on January 30, 2003.

(c)
On January 3, 2003, Houghton Mifflin repurchased $99.2 million of its $100.0 million 2004 Senior Notes in the 2004 Tender Offer. Accrued interest through the repurchase date and premium and consent fees were $6.6 million.

(d)
On February 13, 2003, Houghton Mifflin repurchased $124.96 million of its $125.0 million 2006 Senior Notes in the 2006 Tender Offer. Accrued interest through the repurchase date and premium and consent fees were $16.7 million.

The Private Offering of the Outstanding Notes

        Holdco used the net proceeds from the private offering of the outstanding notes to pay a dividend on its common stock to Parent, which in turn paid a dividend on its common stock to its common stockholders. This dividend was treated as a return of capital for accounting purposes.

Sources (dollars in millions)
Senior discount notes offered in the private offering	$150.9

Total sources	$150.9

Uses (dollars in millions)
Dividend to Parent's stockholders	$145.2
Fees and expenses for the private offering of the outstanding notes	5.7

Total uses	$150.9

Summary of Terms of the Exchange Offer

        In this prospectus, the term "outstanding notes" refers to the 11 1/2% senior discount notes due 2013; the term "exchange notes" refers to the 11 1/2% senior discount notes due 2013, as registered under the Securities Act of 1933, as amended (the "Securities Act"), respectively; the term "discount notes" refers to the outstanding notes and exchange notes.

        On October 3, 2003, we completed the private offering of $265,000,000 aggregate principal amount at maturity of our outstanding notes.

        We entered into a registration rights agreement with Deutsche Bank Securities, Inc., CIBC World Markets Corp., Goldman, Sachs & Co., Fleet Securities, Inc. and Banc One Capital Markets, Inc., the initial purchasers, in connection with the private offering of the outstanding notes in which we agreed to deliver this prospectus to you as part of the exchange offer and we agreed to complete the exchange offer within 225 days after the date of issuance of the outstanding notes. In the exchange offer, you are entitled to exchange your outstanding notes for exchange notes which are identical in all material respects to the outstanding notes except that:

  •
  the exchange notes have been registered under the Securities Act,

  •
  the exchange notes are not entitled to any registration rights under the registration rights agreement, and

  •
  the additional interest provisions of the registration rights agreement will not be applicable to the exchange notes.

The Exchange Offer	We are offering to exchange all of the outstanding notes for a like aggregate principal amount of exchange notes. Outstanding notes may be exchanged only in integral multiples of $1,000 (principal amount) at maturity.
Resale
Based on an interpretation by the staff of the Securities and Exchange Commission, or the SEC, set forth in no-action letters issued to third parties, we believe that the exchange notes issued in the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:
	•	you are acquiring the exchange notes in the ordinary course of your business;
	•	you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in the distribution of exchange notes; and
	•	you are not an "affiliate" of HM Publishing Corp. within the meaning of Rule 405 of the Securities Act.

Each participating broker-dealer that receives exchange notes for its own account during the exchange offer in exchange for shares of outstanding notes that were acquired as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Prospectus delivery requirements are discussed in greater detail in the section captioned "Plan of Distribution."

Any holder of outstanding notes who:
• is an affiliate of HM Publishing Corp.,
• does not acquire exchange notes in the ordinary course of its business, or
• tenders in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes,

cannot rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated or similar no-action letters and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes.
Expiration Date; Withdrawal of Tenders
The expiration date of the exchange offer will be at midnight, New York City time, on May 21, 2004, or such later date and time to which we extend either exchange offer. A tender of outstanding notes in connection with the exchange offer may be withdrawn at any time prior to the expiration date. Any outstanding notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer.
Conditions to the Exchange Offer
The exchange offer is subject to customary conditions, which we may waive. All conditions, other than those conditions subject to government approvals, will be satisfied or waived prior to the expiration of the exchange offer. Please read the section captioned "The Exchange Offer—Conditions to the Exchange Offer" of this prospectus for more information regarding the conditions to the exchange offer.
Procedures for Tendering Outstanding Notes
If you wish to accept the exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, or a facsimile of the letter of transmittal, together with the outstanding notes and any other required documents to the exchange agent at the address set forth on the cover page of the letter of transmittal. If you hold outstanding notes through The Depository Trust Company, or DTC, and wish to participate in either exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, by which you will agree to be bound by the letter of transmittal. By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

	•	any exchange notes that you receive will be acquired in the ordinary course of your business;
	•	you have no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;
•
if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activites, that you will deliver a prospectus, as required by law, in connection with any resale of the exchange notes; and
•
you are not an "affiliate," as defined in Rule 405 of the Securities Act, of HM Publishing Corp. or, if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act.
Special Procedures for Beneficial Owners
If you are a beneficial owner of outstanding notes which are not registered in your name, and you wish to tender outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder.
Guaranteed Delivery Procedures
If you wish to tender your outstanding notes and your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other documents required by the letter of transmittal or comply with the applicable procedures under DTC's Automated Tender Offer Program prior to the expiration date(s), you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus under "The Exchange Offer—Guaranteed Delivery Procedures."

Consequences of Failure to Exchange
All untendered outstanding notes will continue to be subject to the restrictions on transfer provided for in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except in compliance with an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the outstanding notes under the Securities Act.
Material U.S. Federal Income Tax Consequences
The exchange of outstanding notes for exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. Please read the section of this prospectus captioned "Material United States Federal Income Tax Consequences" for more information on tax consequences of the exchange offer.
Use of Proceeds	We will not receive any cash proceeds from the issuance of exchange notes in the exchange offer.
Exchange Agent
Wells Fargo Bank Minnesota, N.A. is the exchange agent for the exchange offer. The address and telephone number of the exchange agent are set forth in the section captioned "Exchange Offer—Exchange Agent" of this prospectus.

Summary of Terms of Exchange Notes

        The following summary is not intended to be a complete description of the terms of the notes. For a more detailed description of the notes, see "Description of Notes."

Issuer	HM Publishing Corp.
Notes	$265,000,000 aggregate principal amount at maturity of 11 1/2% senior discount notes due 2013. As of April 20, 2004, the accreted value of the notes was $160.5 million.
Maturity Date	October 15, 2013.
Interest
Prior to October 15, 2008, interest accrues on the notes in the form of an increase in the accreted value of such notes. Thereafter, cash interest on the notes will accrue and be payable semiannually in arrears on April 15 and October 15 of each year, commencing on April 15, 2009, at a rate of 11 1/2% per annum. The notes have an initial accreted value of approximately $569.60 per $1,000 principal amount at maturity of notes. The accreted value of each note increases from the date of issuance until October 15, 2008 at a rate of 11 1/2% per annum, reflecting the accrual of non-cash interest, such that the accreted value will equal the principal amount at maturity on October 15, 2008.
Original Issue Discount
The notes have original issue discount for U.S. federal income tax purposes. Thus, although cash interest is not payable on the notes prior to April 15, 2009, interest accrues from the issue date of the notes based on the yield to maturity of the notes and will generally be included as interest income (including for periods ending prior to October 15, 2008) for U.S. federal income tax purposes in advance of receipt of the cash payments to which the income is attributable. See "Material United States Federal Income Tax Consequences."
Ranking	The notes are senior unsecured obligations of Holdco and:
• rank equally in right of payment to all Holdco's future unsecured senior indebtedness;
• rank senior in right of payment to any of Holdco's future senior subordinated indebtedness and subordinated indebtedness; and
•
are effectively subordinated in right of payment to Holdco's existing and future secured debt, to the extent of the value of the assets securing such debt, and are structurally subordinated to all obligations of each of Holdco's existing and future subsidiaries, including Houghton Mifflin.

As of December 31, 2003:
•
Holdco had no senior indebtedness (other than the notes). This amount does not include the guarantee by Holdco of the $325.0 million of additional borrowings available, subject to borrowing base limitations, under our revolving senior credit facility. The guarantee by Holdco of borrowings under the revolving credit facility would be secured and effectively senior to the notes to the extent of the assets securing such guarantee;
• Holdco would not have had any senior subordinated indebtedness; and
• Holdco would not have had any subordinated indebtedness.
Optional Redemption of Notes	Holdco may redeem all or a portion of the notes prior to October 15, 2008 at a price equal to 100% of the accreted value thereof plus a "make-whole" premium.
In addition, at any time on or after October 15, 2008, Holdco may redeem the notes, in whole or in part, at the redemption prices listed in the "Description of Notes—Optional Redemption."

On or before October 15, 2006, Holdco may, at its option and subject to certain requirements, use the net proceeds from one or more equity offerings to redeem up to 35% of the aggregate principal amount at maturity of the notes at 111.50% of the accreted value of the notes provided that at least 65% of the original aggregate principal amount at maturity of notes remain outstanding after the redemption. See "Description of Notes—Optional Redemption."
Mandatory Offer to Repurchase
If we make an Asset Sale (as defined under "Description of Notes") without applying the proceeds therefrom to reduce our indebtedness under the credit agreement or indebtedness pari passu with the notes or to invest in certain businesses, or experience a Change of Control (as defined in the "Description of Notes"), Holdco must offer to repurchase the notes at the price set forth in "Description of Notes—Optional Redemption." See "Description of Notes—Repurchase at the Option of Holders." Our revolving senior credit facility will restrict Holdco from repurchasing any of the notes, including upon any repurchase Holdco may be required to make as a result of a change of control or certain asset sales. See "Risk Factors" for a description of the possible effects if Holdco is unable to repurchase the notes upon a change of control.

Material Covenants	The indenture governing the notes contains certain covenants that among other things, limit Holdco's ability and the ability of some of Holdco's subsidiaries to:
	•	incur indebtedness or issue preferred shares;
	•	pay dividends or make distributions in respect of our capital stock or to make other restricted payments;
	•	make investments;
	•	sell assets;
	•	create liens without securing the notes;
	•	consolidate, merge, sell or otherwise dispose of all or substantially all of Holdco's assets;
	•	enter into certain transactions with our affiliates; and
	•	designate Holdco's subsidiaries as unrestricted subsidiaries.
These covenants are subject to a number of important qualifications and limitations. See "Description of Notes—Certain Covenants."
Absence of a Public Market for the Exchange Notes
The exchange notes generally will be freely transferable but will also be new securities for which there will not initially be a market. Accordingly, we cannot assure you whether a market for the exchange notes will develop or as to the liquidity of any market. We do not intend to apply for the listing of the exchange notes on any securities exchange or automated dealer quotation system. The initial purchasers in the private offering of the outstanding notes have advised us that they currently intend to make a market in the exchange notes in the over-the-counter market. However, they are not obligated to do so, and any market making with respect to the exchange notes may be discontinued without notice.

Risk Factors

        You should carefully consider the information under the caption "Risk Factors" and all other information in this prospectus before exchanging your outstanding notes.

Ownership Structure

        The chart below illustrates in summary form our ownership and corporate structure.

(1)
Less than 1% of Parent is owned by certain members of Houghton Mifflin's management pursuant to the HM Holdings, Inc. Deferred Compensation Plan.

Summary Unaudited Pro Forma Consolidated Financial and Other Data of Holdco

        Our summary unaudited pro forma consolidated financial data give effect, in the manner described under "Unaudited Pro Forma Consolidated Financial Data" and the notes thereto, to the Refinancing and the Private Offering of the outstanding notes (the "Transactions") as if they occurred as of the beginning of 2003. The unaudited pro forma consolidated statement of operations data do not purport to represent what our results of operations would have been if the Transactions had occurred as of the dates indicated or what such results will be for future periods.

        You should read the information contained in this table in conjunction with "Unaudited Pro Forma Consolidated Financial Data," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Holdco's consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus.

	Pro forma for the Transactions
	For the year ended December 31, 2003
	(dollars in thousands)
Statement of Operations Data:
Net sales	$1,263,536
Cost of sales excluding pre-publication and publishing rights amortization	500,267
Pre-publication and publishing rights amortization	161,324

Cost of sales	661,591
Selling and administrative	550,900
Intangible asset amortization	1,368

Operating income	49,677
Interest expense	(132,018)
Other income	(39)

Loss from continuing operations before income taxes	$(82,380)

Other Operating Data:
Depreciation and amortization	195,015
Capital expenditures—excluding pre-publication costs(a)	26,037
Capital expenditures—pre-publication costs(a)	95,610
Debt Compliance Cash Flow(b)	298,336
Ratio of Debt Compliance Cash Flow to interest expense(b)	2.3	x

(a)
Pre-publication capital expenditures are costs incurred after the completion of a final manuscript. These expenditures are capitalized and then amortized over the subsequent two to five years.

(b)
Debt Compliance Cash Flow, which is defined under the indenture governing these notes as "EBITDA," is included because certain covenants in Holdco's indenture governing these notes and the indentures governing certain of Houghton Mifflin's notes are tied to ratios based on that measure. Our ability to incur additional debt and make restricted payments under the indentures is tied to a Debt Compliance Cash Flow to interest expense ratio of 2.0 to 1, except that we may incur certain debt and make certain restricted payments without regard to the ratio, such as up to $325 million under a senior credit facility and investments equal to $75 million. For the year ended December 31, 2003, Holdco's pro forma Debt Compliance Cash Flow to interest expense ratio would have been 2.3 to 1 under the indentures. The ratio of Debt Compliance Cash Flow to interest expense is measured on a rolling twelve month basis.

Debt Compliance Cash Flow is calculated by adding to consolidated net income (which, as defined in the indentures, excludes goodwill impairment charges): (i) income tax expense, (ii) interest expense, (iii) depreciation and amortization expense, (iv) expenses related to the Transactions or related to any equity offerings, investments, acquisitions, recapitalizations or indebtedness permitted to be incurred under the indentures, (v) any one-time restructuring charges or expenses relating to the Transactions, the offering of the 8.250% Senior Notes and 9.875% Senior Subordinated Notes, the private offering of outstanding notes and any refinancing of Houghton Mifflin's 7.20% senior secured notes due 2011 (the "2011 Senior Notes"), (vi) any other non-cash charges (including any impairment charges, write-offs of pre-publication expenditures and the impact of purchase accounting, including the amortization of inventory step-up), (vii) the exclusion of results of Curriculum Advantage, Inc. ("Classworks"), (viii) fees relating to certain securitization financings, and (ix) less certain other noncash items that increase consolidated net income. Holdco does not intend for Debt Compliance Cash Flow to represent cash flow from operations as defined by Generally Accepted Accounting Principles ("GAAP"), and it does not suggest that you consider it as an indicator of operating performance or as an alternative to cash flow or operating income (as measured by GAAP) or as a measure of liquidity. While Debt Compliance Cash Flow and similar measures are frequently used as measures of operations and the ability to meet debt service requirements, these terms are not necessarily comparable to other similarly titled captions of other companies due to the potential inconsistencies in the method of calculation.

The following table sets forth the applicable components of the definition of Debt Compliance Cash Flow from the indentures and also serves as a reconciliation to Debt Compliance Cash Flow from pro forma net income (loss), which is a GAAP measure of Holdco's operating results and a reconciliation from Debt Compliance Cash Flow to historical cash flow provided by (used in) continuing operations, which is a GAAP measure of our liquidity:

Pro forma for the Transactions
For the Year Ended December 31, 2003
(dollars in thousands)
Net loss from continuing operations	$(52,276)
Interest expense	132,018
Income tax benefit	(30,104)
Depreciation and amortization	195,015
Expenses resulting from the Transactions (i)	49,300
Exclusion of impacts from adoption of new accounting pronouncements (ii)	4,383

Debt Compliance Cash Flow	$298,336
Interest expense	(132,018)
Income tax benefit	30,104
Expenses resulting from the Transactions (i)	(49,300)
Exclusion of impacts from adoption of new accounting pronouncements (ii)	(4,383)
Net change in historical operating assets and liabilities	12,335
Historical deferred financing amortization	51,156
Historical loss on fixed asset disposal	195
Net change between pro forma and historical net income (loss) (iii)	(21,165)

Historical cash flow provided by continuing operations	$185,260

  (i)
  Reflects a sales force retention bonus, employee retention bonus, the non-cash amortization charges resulting from Statement of Financial Accounting Standards ("SFAS") No. 141 purchase accounting related to the step-up of inventory to fair market value, severence, excess pension costs and management and professional fees.

  (ii)
  Reflects the impact on net income from continuing operations from the adoption of Emerging Issues Task Force ("EITF") Issue No. 00-21 ("EITF 00-21"), "Accounting for Revenue Arrangements with Multiple Deliverables."

  (iii)
  Reflects the net change between historical net income (loss) from continuing operations and pro forma net income (loss) from continuing operations.

Summary Historical Consolidated Financial and Other Data of Holdco

        Holdco was incorporated on September 12, 2003 and it conducts all of its business through Houghton Mifflin, its wholly owned subsidiary. Parent contributed 100% of its interest in Houghton Mifflin to Holdco on September 17, 2003. As Holdco and Houghton Mifflin are companies organized under the common control of Parent, the contribution was accounted for at historical cost. Accordingly, the historical consolidated financial statements of Houghton Mifflin have become the historical consolidated financial statements of Holdco. Therefore, we have not provided separate historical financial statements or data for Holdco. As a result, the following table sets forth summary historical consolidated financial data of Holdco, as of the dates and for the periods indicated. We derived the summary historical consolidated statement of operations data for the period from January 1, 2001 through July 6, 2001 (the "Pre-predecessor Stub Period," July 7, 2001 through December 31, 2001 (the "Predecessor Stub Period"), and together with the year ended December 31, 2002 (the "Predecessor Basis") and the year ended December 31, 2003, and the consolidated balance sheet data as of December 31, 2002 and December 31, 2003 from our audited historical financial statements appearing elsewhere in this prospectus. The term "Successor Basis" refers to the balance sheet at December 31, 2002 and as of and for periods subsequent to that date.

        The Predecessor Stub Period and the Pre-predecessor Stub Period are not comparable primarily due to the application of purchase accounting effective July 7, 2001 for the Predecessor Stub Period. Such periods are also not comparable to the consolidated balance sheet as of December 31, 2002 or December 31, 2003 or the statement of operations data for the year ended December 31, 2003, which are presented on a Successor Basis due to the application of purchase accounting for the acquisition (the "Acquisition") of Houghton Mifflin effective December 31, 2002.

        You should read the information contained in this table in conjunction with "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus.

Summary Historical Consolidated Financial and Other Data of Holdco

	Pre-predecessor Basis	Predecessor Basis		Successor Basis
	January 1, 2001 through July 6, 2001(a)	July 7, 2001 through December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2003
	(dollars in thousands)
Statement of Operations Data:
Net sales	$436,180	$693,028	$1,194,568	$1,263,536
Cost of sales excluding pre-publication and publishings rights amortization	231,262	279,831	470,079	500,267
Pre-publication and publishing rights amortization	28,963	76,254	155,200	161,324

Cost of sales	260,225	356,085	625,279	661,591
Selling and administrative expenses	260,723	197,764	496,215	550,900
Intangible asset amortization	16,139	549	1,566	1,368
Goodwill impairment charge(b)	—	—	775,000	—

Operating income (loss)	(100,907)	138,630	(703,492)	49,677
Net interest expense	(17,975)	(25,324)	(42,638)	(117,079)
Debt extinguishment costs	—	—	—	(48,427)
Other income (expense)	(4,204)	(43)	—	(39)

Income (loss) from continuing operations before taxes	$(123,086)	$113,263	$(746,130)	$(115,868)

Other Operating Data:
Cash flows from (used in) continuing operating activities	$(108,005)	$360,551	$302,033	$185,260
Cash flows used in continuing investing activities	(65,322)	(80,884)	(140,465)	(171,506)
Cash flows from (used in) continuing financing activities	172,205	(269,258)	(65,247)	68,086
Depreciation and amortization	54,044	85,125	186,736	195,015
Capital expenditures—excluding pre-publication(c)	13,778	16,836	39,519	(26,037)
Capital expenditures—pre-publication(c)	42,841	45,572	95,178	(95,610)

	Successor Basis
	As of December 31,
	2002	2003
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$77,797	$159,093
Working capital(d)	275,400	282,903
Total assets	2,389,790	2,441,163
Total debt	1,034,390	1,290,723
Stockholder's equity	615,000	395,974

(a)
Excludes results of certain smaller business units previously owned by Vivendi Communications North America, Inc. ("Vivendi Communications") and Vivendi Universal, S.A. ("VUSA" and together with Vivendi Communications, "Vivendi") that were contributed to Houghton Mifflin concurrent with the acquisition by a wholly owned subsidiary of VUSA of 100% of Houghton Mifflin's common stock (the "Vivendi Purchase").

(b)
Reflects the non-recurring, non-cash effect of the impairment write-down of goodwill as of December 31, 2002 resulting from the reduction in Houghton Mifflin's fair value. This charge is derived from the difference in the value Vivendi paid for Houghton Mifflin versus the valuation of the Acquisition.

(c)
Pre-publication capital expenditures are costs incurred after the completion of a final manuscript. These expenditures are capitalized and then amortized over the subsequent two to five years.

(d)
Represents total current assets minus total current liabilities excluding discontinued operations.

RISK FACTORS

        You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before exchanging your outstanding notes. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such a case, you may lose all or part of your original investment.

Risks Related to Our Business

A significant portion of our net sales is derived from sales of K-12 instructional materials pursuant to cyclical adoption schedules, and if we are unable to maintain residual sales and continue to generate new business our net sales could be materially and adversely affected.

        Due to the revolving and staggered nature of state adoption schedules, sales of K-12 instructional materials have traditionally been cyclical, with some years offering more sales opportunities than others. Furthermore, we cannot assure you that states that have adopted our programs, or that schools and school districts that have purchased our products and services, will do so again in the future. A significant portion of our net sales is therefore dependent upon our ability to maintain residual sales and to continue to generate new business. For example, from 2007 through 2009, adoptions are scheduled in the primary subjects of reading, language arts and literature in, among others, the states of California, Texas and Florida, the three largest adoption states, which have traditionally represented almost 25% of all state spending on K-12 programs. Our inability to succeed in these three states, or reductions in their anticipated funding levels, could materially and adversely affect our net sales for subsequent years.

A significant portion of our net sales is derived from sales of K-12 instructional materials to school districts that are dependent on government funding. If the funding available for our products and services declines or does not continue to grow, our net sales could be materially and adversely affected.

        Most public school districts, the primary customers for our K-12 products and services, are largely dependent on state and local funding to purchase our materials. The amount of funding available to the school districts and the timing of funding opportunities are closely tied to numerous national and local political, economic and demographic factors that are beyond our control. These factors include the level of student enrollment in subjects that are up for adoption and the level of spending per student on instructional materials in each school district and/or state. In adoption states, the amount of funding available at the state level for K-12 educational materials has historically had a significant effect on our year-to-year net sales.

        Net sales may be negatively affected by reductions in local, state and/or federal funding. In school districts in states that primarily rely on local tax proceeds, significant reductions in those proceeds for any reason can severely restrict district purchases of instructional materials. In districts and states that primarily rely on state funding for instructional materials, a reduction in state allocations or additional restrictions on the use of those funds may reduce our net sales.

        A number of factors related to federal funding may negatively affect school spending on instructional materials, including reductions in federal education spending and increases in regulations or requirements that may make certain materials ineligible for federal funding and thus less attractive to local schools. In addition, the actual implementation of the NCLB Act may affect the acceptability and availability of funding for our materials. New requirements for "research-based" programs could result in additional costs for development of materials beyond what is currently anticipated and thus reduce expected profit margins and/or reduce sales opportunities. Our business could be materially and adversely affected if the federal government institutes a mandatory national assessment program.

Our operating results fluctuate on a seasonal and quarterly basis and in the event we do not generate sufficient net sales in the third quarter, we may not be able to meet our debt service and other obligations, including those under the notes.

        Our business is seasonal. For the year ended December 31, 2003, we derived approximately 85% of our net sales from educational publishing in the K-12 and College Publishing segments in the aggregate. In the K-12 Publishing segment, purchases typically are made primarily in the second and third quarters of the calendar year, in preparation for the beginning of the school year in September, though testing net sales are primarily generated in the second and fourth quarters. In the College Publishing segment, purchases are typically made in the third and fourth quarters for the semesters starting classes in September and January. We typically realize approximately 50% of net sales during the third quarter, making third-quarter results material to our full-year performance. This sales seasonality affects our operating cash flow from quarter to quarter. We normally incur a net cash deficit from all of our activities through the middle of the third quarter of the year. We cannot assure you that our third quarter net sales will continue to be sufficient to meet our obligations or that they will be higher than net sales for our other quarters. In the event we do not derive sufficient net sales in the third quarter, we may not be able to meet our debt service under the notes and our other obligations.

We are a party to at-will contracts with significant customers and the termination of these contracts could harm our business.

        We currently provide or have agreements to provide our products and services to governmental agencies, school districts and educational facilities under contracts that are terminable at-will. The fact that these customers have at-will contracts with us gives rise to the possibility that we may have no recourse in the event of customer cancellation of a contract. In addition, contracts awarded by states pursuant to a procurement process are subject to challenge by competitors and other parties during and after that process. We anticipate that we will continue to rely upon customers under such at-will contractual arrangements. As a result of this reliance, the election by these customers to terminate any or all of their at-will contracts with us, or the loss of or decrease in business from several of our large customers, could materially and adversely affect our business, prospects, financial condition and results of operations.

We are subject to contingent liabilities that may affect our liquidity and our ability to meet our obligations.

        In the ordinary course of our business, we issue performance and surety bonds and letters of credit posted as security for our operating activities, some of which obligate us to make payments if we fail to perform under certain contracts in connection with the sale of textbooks and criterion-referenced tests ("CRTs"). As of December 31, 2003, our contingent liability for such performance and surety bonds and letters of credit was approximately $29.3 million, including $21.2 million of letters of credit. The gross amount of letters of credit is deducted from the amount of credit available to Houghton Mifflin under its revolving senior credit facility. As a result, letters of credit reduce Houghton Mifflin's ability to borrow funds under the revolving senior credit facility, which could affect our liquidity and, therefore, our ability to meet our obligations. We may increase the number and amount of contracts that require the use of letters of credit, which may further restrict our liquidity and, therefore, our ability to meet our obligations in the future.

If we cannot successfully implement our business strategy, then our business, results of operations and growth potential could be materially and adversely affected.

        Our ability to achieve our business and financial objectives is subject to a variety of factors, many of which are beyond our control, and we may not be successful in implementing our strategy. In addition, the implementation of our strategy may not improve our operating results. We may decide to alter or discontinue aspects of our business strategy and may adopt alternative or additional strategies due to business or competitive factors or factors not currently expected, such as unforeseen costs and expenses or events beyond our control. Any failure to successfully implement our business strategy could materially and adversely affect our results of operations and growth opportunities.

We operate in a highly competitive environment that is subject to rapid change and increasing costs of development, and if we are unable to compete effectively, our profitability could be harmed.

        Our businesses operate in highly competitive markets. These markets continue to change in response to technological innovations and other factors. Our profitability is affected by developments in our industries beyond our control, including:

  •
  changing federal and state standards for educational materials;

  •
  rising development costs due to customers' requirements for more customized instructional materials and assessment programs;

  •
  changes in prevailing educational and testing methods and philosophies;

  •
  higher technology costs due to the trend toward delivering more educational content in both traditional print and electronic formats;

  •
  market acceptance of new technology products, including online or computer-based testing;

  •
  an increase in the amount of materials given away in the K-12 and college publishing markets;

  •
  the effect of the used-book market, coursepacks and student resistance to textbook price increases on sales of college textbooks;

  •
  college enrollment trends;

  •
  changing demographics and preferences of college students and professors that may affect product offerings and net sales;

  •
  the impact of the expected increase in turnover of K-12 teachers and instructors on the market acceptance of our products;

  •
  customer consolidation in the retail and wholesale book market and the increased dependence on fewer but stronger customers;

  •
  rising advances for popular authors and market pressures to maintain competitive retail pricing;

  •
  dependence on third parties to provide scoring services for our testing segment;

  •
  a material increase in product returns or in certain costs such as paper; and

  •
  overall uncertain economic issues that affect all markets.

        We cannot predict with certainty the changes that may occur and the effect of those changes on the competitiveness of our businesses. We will continue to monitor and evaluate these and any other emerging developments, but acceleration of any of these developments may materially and adversely affect our profitability.

        The means of delivering our products may be subject to rapid technological change. Although we have undertaken several initiatives and invested significant amounts of capital to adapt to and benefit from these changes, we cannot predict whether technological innovations will, in the future, make some of our products, particularly those printed in traditional formats, wholly or partially obsolete. If this were to occur, we might be required to invest significant resources to further adapt to the changing competitive environment. In addition, we cannot predict whether our end customers will have sufficient funding to purchase the equipment needed to use our new technology products.

Consolidation in the markets in which we operate could place us at a competitive disadvantage.

        Recently, some of the markets in which we operate have experienced significant consolidation. In particular, the combinations of traditional media content companies and new media distribution companies have resulted in new business models and strategies. Similarly, the consolidation of book retailers has increased our reliance on certain customers. We cannot predict with certainty the extent to which these types of business combinations may occur or the impact that they may have. These combinations could potentially place us at a competitive disadvantage with respect to negotiations, scale, resources and our ability to develop and exploit new media technologies.

Our reliance on intellectual property and proprietary rights that may not be adequately protected under current laws may harm our competitive position and materially and adversely affect our business and results of operations.

        Our products are largely comprised of intellectual property content delivered through a variety of media, including books and the Internet. We rely on copyright, trademark and other intellectual property laws to establish and protect our proprietary rights in these products. However, we cannot assure you that our proprietary rights will not be challenged, invalidated or circumvented. We conduct business in other countries where the extent of effective legal protection for intellectual property rights is uncertain, and this uncertainty could affect our future growth. Moreover, despite copyright and trademark protection, third parties may be able to copy, infringe or otherwise profit from our proprietary rights without our authorization. These unauthorized activities may be more easily facilitated by the Internet. In addition, the lack of Internet-specific legislation relating to intellectual property protection creates an additional challenge for us in protecting our proprietary rights relating to our online business processes and other digital technology rights. If we are unable to adequately protect our intellectual property and proprietary rights, our competitive position may be harmed and our business and financial results could be materially and adversely affected.

We may not be able to identify successful business models for generating sales of technology-based programs. Furthermore, our customers' expectations for the number and sophistication of technology-based programs that are given to them free of charge may increase, as may development costs.

        Our basal elementary school, basal secondary school, educational testing and college customers have become accustomed to being given technology-based products free of charge from publishers such as our company as incentives to adopt programs and other products. The sophistication and expense of technology-based products continues to grow. Thus far, no business model generating material sales has proven to be effective.

        Our profitability may decrease materially if:

  •
  we are unable to realize sales of these products;

  •
  customers continue to rely on increasing numbers of technology-based materials of increasing quality being given to them; or

  •
  costs of these products continue to rise.

We may not be able to complete, or achieve the expected benefits from, any future acquisitions, which could materially and adversely affect our growth.

        We have at times used acquisitions as a means of expanding our business and expect that we will continue to do so. If we do not successfully integrate acquisitions, we may not realize anticipated operating advantages and cost savings. The acquisition and integration of companies involve a number of risks, including:

  •
  use of available cash, new borrowings or borrowings under our senior credit facility to consummate the acquisition;

  •
  demands on management related to the increase in our size after an acquisition;

  •
  diversion of management's attention from existing operations to the integration of acquired companies;

  •
  integration into our existing systems;

  •
  difficulties in the assimilation and retention of employees; and

  •
  potential adverse effects on our operating results.

        We may not be able to maintain the levels of operating efficiency that acquired companies achieved separately. Successful integration of acquired operations will depend upon our ability to manage those operations and to eliminate redundant and excess costs. We may not be able to achieve the cost savings and other benefits that we would hope to achieve from acquisitions, which could materially and adversely affect our financial condition and results.

We may not be able to retain or attract the key management, creative, editorial and sales personnel that we need to remain competitive and grow.

        We operate in a number of highly visible industry segments where there is intense competition for experienced and highly effective individuals, including authors. Our successful operations in these segments may increase the market visibility of members of our key management, creative and editorial teams and result in their recruitment by other businesses. The loss of certain of our high-profile authors could harm our business.

        In addition, our sales personnel make up about 22% of our employees, and our business results depend largely upon the experience, knowledge of local market dynamics and long-standing customer relationships of such personnel. Our inability to retain or hire effective sales people at economically reasonable compensation levels could materially and adversely affect our ability to operate profitably and grow our business.

We may be materially and adversely affected by the separation of our business from Vivendi Universal S.A.

        Houghton Mifflin operated as a subsidiary of VUSA after VUSA acquired Houghton Mifflin in July 2001. As a result of the Acquisition, we are an independent entity, which we believe will result in additional selling and administrative expenses of approximately $3 million per year. We cannot assure you that our estimate is accurate or that our separation from VUSA will progress smoothly, either of which could materially and adversely impact our results.

We are controlled by the Sponsors and their interests as equity holders may conflict with yours as a creditor.

        Thomas H. Lee Partners, L.P. and its affiliates ("THL"), Bain Capital, LLC and its affiliates ("Bain Capital") and The Blackstone Group and its affiliates ("Blackstone," and collectively with THL and Bain Capital, the "Sponsors") currently control nearly 100% of our outstanding capital stock on a fully-diluted basis. The Sponsors have the ability to control our policies and operations including the appointment of management and the entering into of mergers, acquisitions, sales of assets, divestitures and other extraordinary transactions. For instance, the Sponsors could cause us to enter into contracts or make acquisitions that increase our indebtedness or to sell revenue-generating assets, thereby impairing our ability to make payments under the notes. Additionally, the Sponsors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. The Sponsors may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Further, the Sponsors may receive payments from us in connection with certain of these transactions, such as structuring or financial advisory fees.

Risks Related to the Notes

Holdco is the sole obligor of the notes and its subsidiaries and Parent do not guarantee Holdco's obligations under the notes and do not have any obligation with respect to the notes.

        Holdco has no operations of its own and derives all of its revenues and cash flow from its subsidiaries. Holdco's subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due under the notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments.

        We cannot assure you that if Holdco's subsidiaries have their debt accelerated, Holdco will be able to repay such indebtedness. We also cannot assure you that Holdco's assets and its subsidiaries' assets will be sufficient to fully repay the notes and its other indebtedness. See "Description of Other Indebtedness."

The notes are structurally subordinated to the debt and liabilities of Holdco's subsidiaries.

        The notes are structurally subordinated to all debt and liabilities of Holdco's subsidiaries, including Houghton Mifflin. In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to Holdco's subsidiaries, you will participate with all other holders of Holdco's indebtedness in the assets remaining after Holdco's subsidiaries have paid all of their debt and liabilities. In any of these cases, Holdco's subsidiaries may not have sufficient funds to make payments to Holdco, and you may receive less, ratably, than the holders of debt of Holdco's subsidiaries and other liabilities. As of December 31, 2003, the aggregate amount of liabilities of Holdco's subsidiaries was approximately $1,891.2 million. In addition, Holdco's subsidiaries could borrow an additional $325.0 million, subject to borrowing base limitations, under our senior credit facility.

The notes are effectively subordinated to Holdco's secured debt.

        Holders of our secured debt will have claims that are prior to your claims as holders of the notes to the extent of the value of the assets securing that other debt. Notably, our senior credit facility is secured by liens on substantially all of Holdco's assets and certain of the assets of Holdco's subsidiaries. The notes will be effectively subordinated to Holdco's secured guarantee of such debt under the senior credit facility to the extent of the value of the collateral. In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us, holders of secured debt will have a prior claim to the assets that constitute their collateral. Additionally, the indentures governing the notes and the indebtedness of our subsidiaries and the senior credit facility permit us and/or our subsidiaries to incur additional indebtedness, including secured indebtedness, under certain circumstances.

Holdco may not have access to the cash flow and other assets of its subsidiaries that may be needed to make payment on the notes.

        Holdco's operations are conducted through its subsidiaries and its ability to make payment on the notes is dependent on the earnings and the distribution of funds from its subsidiaries. However, none of its subsidiaries is obligated to make funds available to Holdco for payment on the notes. Further, the terms of the indentures governing the 8.250% Senior Notes and the 9.875% Senior Subordinated Notes of Houghton Mifflin significantly restrict Houghton Mifflin and Holdco's other subsidiaries from paying dividends and otherwise transferring assets to Holdco. For example, the ability of Houghton Mifflin to make such payments is governed by a formula based on 50% of its consolidated net income (which, as defined in such indentures, excludes goodwill impairment charges and any after-tax extraordinary, unusual or nonrecurring gains and losses) accruing from April 1, 2003. In addition, as a condition to making such payments to Holdco based on such formula, Houghton Mifflin must have a Debt Compliance Cash Flow to interest expense ratio of at least 2.0 to 1 after giving effect to any such payments. Notwithstanding such restrictions, such indentures permit an aggregate of $25.0 million of such payments to be made whether or not there is availability under the formula or the conditions to its use are met. As of December 31, 2003, Houghton Mifflin would have been permitted to distribute $25.1 million to Holdco based upon the formula. Furthermore, Holdco's subsidiaries will be permitted under the terms of the senior credit facilities and other indebtedness to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to Holdco.

        We cannot assure you that the agreements governing the current and future indebtedness of Holdco's subsidiaries will permit Holdco's subsidiaries to provide Holdco with sufficient dividends, distributions or loans to fund scheduled interest and principal payments on these notes when due. See "Description of Other Indebtedness."

You will be required to pay U.S. Federal income tax on accrual of original issue discount on the notes even if Holdco does not pay cash interest.

        The outstanding notes were issued at a substantial discount from their principal amount at maturity. Although cash interest does not accrue on the notes prior to October 15, 2008, and there will be no periodic payments of cash interest on the notes prior to April 15, 2009, original issue discount (the difference between the stated redemption price at maturity and the issue price of the notes) will accrue from the issue date of the notes. Consequently, purchasers of the notes generally will be required to include amounts in gross income for United States federal income tax purposes in advance of their receipt of the cash payments to which the income is attributable. Such amounts in the aggregate will be equal to the difference between the stated redemption price at maturity (inclusive of stated interest on the notes) and the issue price of the notes. See "Material United States Federal Income Tax Consequences."

Our high level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations under the notes.

        We are highly leveraged. At December 31, 2003, our consolidated indebtedness was $1,290.7 million. See "Capitalization" for additional information.

        Our substantial debt could have important consequences for you, including:

  •
  making it more difficult for Holdco to make payments on the notes;

  •
  making it difficult for Houghton Mifflin to make payments on its debt and, therefore, to make distributions to Holdco;

  •
  increasing our vulnerability to general economic and industry conditions;

  •
  requiring a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

  •
  exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under our senior credit facility, will be at variable rates of interest;

  •
  limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; and

  •
  limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who have less debt.

        Our revolving senior credit facility provides for up to $325.0 million of additional borrowings. As of December 31, 2003, Houghton Mifflin had no outstanding borrowings under the revolving senior credit facility. We and our subsidiaries may be able to incur substantial additional indebtedness in the future, subject to the restrictions contained in our senior credit facility and the indentures relating to the notes. In addition, Holdco may be able to issue additional notes under the indenture subject to meeting a fixed charge coverage ratio. If new debt, including the issuance of additional notes under the indentures, is added to our current debt levels, the related risks that we now face could intensify.

Our subsidiaries may not be able to generate sufficient cash to service all of their and our indebtedness, including the notes hereby offered, and may be forced to take other actions to satisfy their and our obligations under such indebtedness, which may not be successful.

        Our subsidiaries' ability to make scheduled payments on or to refinance their and our debt obligations depends on our subsidiaries' financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond their or our control.

        We cannot assure you that our subsidiaries will maintain a level of cash flows from operating activities sufficient to permit them and us to pay the principal, premium, if any, and interest on their and our indebtedness, including the notes.

        If our subsidiaries' cash flows and capital resources are insufficient to fund our and their debt service obligations, we and our subsidiaries may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our and their indebtedness, including the notes. These alternative measures may not be successful and may not permit us and our subsidiaries to meet our and their scheduled debt service obligations. In the absence of such operating results and resources, we and they could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our and their debt service and other obligations. The senior credit facility and the indentures restrict our subsidiaries' ability to dispose of assets and use the proceeds from the disposition. Our subsidiaries may not be able to consummate those dispositions or to obtain the proceeds which could be realized from them and these proceeds may not be adequate to meet any debt service obligations then due.

Restrictive covenants in our debt instruments may adversely affect us.

        Our senior credit facility, the indenture governing the notes offered hereby and the indentures governing our subsidiaries' existing notes contain various covenants that limit our and our restricted subsidiaries' ability to engage in specified types of transactions. These covenants limit our and our restricted subsidiaries' ability to, among other things:

  •
  incur indebtedness or issue preferred shares;

  •
  pay dividends or make distributions in respect of our capital stock or to make other restricted payments;

  •
  make investments;

  •
  sell assets;

  •
  create liens without securing the notes as well as our existing notes;

  •
  consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

  •
  enter into certain transactions with our affiliates; and

  •
  designate our subsidiaries as unrestricted subsidiaries.

        In addition, our senior credit facility contains covenants that require us and our restricted subsidiaries to maintain specified financial ratios and satisfy other financial condition tests. Our subsidiaries' ability to meet those financial ratios and tests can be affected by events beyond our and their control, and we cannot assure you that we or they will meet those tests.

A breach of any of these covenants could result in a default under our senior credit facility. Upon the occurrence of an event of default under our senior credit facility, the lenders could elect to declare all amounts outstanding under our senior credit facility to be immediately due and payable and terminate all commitments to extend further credit. If we or they were unable to repay those amounts, the lenders under our senior credit facility could proceed against the collateral granted to them to secure that indebtedness. Houghton Mifflin has pledged a significant portion of its assets as collateral under our senior credit facility and Houghton Mifflin's existing senior secured notes. In addition, Holdco and Parent have guaranteed all amounts under our senior credit facility, which guarantees are secured by pledges of all the stock of Holdco and Houghton. If the lenders under our senior credit facility accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay our senior credit facility and Houghton Mifflin's existing senior secured notes, as well as these notes.

If we or our subsidiaries default on our and their obligations to pay our and their indebtedness, we may not be able to make payments on the notes.

        Any default under the agreements governing our or our subsidiaries' indebtedness, including a default under our senior credit facility that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness could make Holdco unable to pay principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we or they are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our or their indebtedness, or if we or they otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our or their indebtedness (including covenants in our senior credit facility and the indentures), we or they could be in default under the terms of the agreements governing such indebtedness, including our senior credit facility and the indentures. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our senior credit facility could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our or their operating performance declines we may in the future need to obtain waivers from the required lenders under our senior credit facility to avoid being in default. If we breach our covenants under our senior credit facility and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our senior credit facility, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

Holdco may not be able to repurchase the notes upon a change of control.

        Upon the occurrence of specific kinds of change of control events, Holdco will be required to offer to repurchase all notes that are outstanding at 101% of their principal amount. The source of funds for any such purchase of the notes will be Holdco's available cash or cash generated from the operations of Holdco's subsidiaries or other sources, including borrowings, sales of assets or sales of equity. Holdco may not be able to repurchase the notes upon a change of control because Holdco or its subsidiaries may not have sufficient funds. Further, Holdco is contractually restricted under the terms of our senior credit facility from repurchasing all of the notes tendered by holders upon a change of control. Accordingly, Holdco may not be able to satisfy its obligations to purchase the notes unless it is able to refinance or obtain waivers under our senior credit facility. Holdco's failure to repurchase the notes upon a change of control would cause a default under the indenture and a cross-default under the senior credit facility. Our senior credit facility also provides that a change of control will be a default that permits lenders to accelerate the maturity of borrowings thereunder. Any of Holdco's future debt agreements may contain similar provisions.

Certain corporate events may not trigger a change of control event in which case Holdco will not be required to repurchase your notes.

        The indenture governing the notes and the indentures governing Holdco's subsidiaries' existing notes permit Holdco and its subsidiaries to engage in certain important corporate events, such as leveraged recapitalizations, that would increase indebtedness but would not constitute a "Change of Control." If either Holdco or its subsidiaries effected a leveraged recapitalization or other such "non-change in control" transaction that resulted in an increase in indebtedness, Holdco's ability to make payments on the notes would be adversely affected. However, Holdco would not be required to make an offer to repurchase the notes, and you might be required to continue to hold your notes, despite Holdco's decreased ability to meet its obligations under the notes.

Federal and state statutes allow courts, under specific circumstances, to void the notes and require noteholders to return payments received from us.

        Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, the notes could be voided, or claims in respect of the notes could be subordinated to all of our other debts if, among other things, we, at the time we incurred the indebtedness evidenced by the notes:

    •
    were insolvent or rendered insolvent by reason of such indebtedness; or

    •
    were engaged in a business or transaction for which our remaining assets constituted unreasonably small capital; or

    •
    intended to incur, or believed that we would incur, debts beyond our ability to pay such debts as they mature.

        In addition, any payment by us pursuant to the notes could be voided and required to be returned to us, or to a fund for the benefit of our creditors.

        The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, we would be considered insolvent if:

    •
    the sum of our debts, including contingent liabilities, were greater than the fair saleable value of all of our assets, or

    •
    if the present fair saleable value of our assets were less than the amount that would be required to pay our probable liability on existing debts, including contingent liabilities, as they become absolute and mature, or

    •
    we could not pay our debts as they become due.

        On the basis of historical financial information, recent operating history and other factors, we believe that we, after giving effect to the indebtedness incurred in the private offering of the outstanding notes and the application of the proceeds therefrom, will not be insolvent, will not have unreasonably small capital for the business in which we are engaged and will not have incurred debts beyond our ability to pay such debts as they mature. There can be no assurance, however, as to what standard a court would apply in making such determinations or that a court would agree with our conclusions in this regard.

There is no existing market for the exchange notes, and we cannot assure you that an active trading market will develop for the exchange notes or that you will be able to sell your exchange notes.

        There is no existing market for the exchange notes, and there can be no assurance as to the liquidity of any markets that may develop for the exchange notes, your ability to sell your exchange notes or the prices at which you would be able to sell your exchange notes. Future trading prices of the exchange notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, the market for similar securities and whether additional notes are issued. The initial purchasers of the outstanding notes are not obligated to make a market in the exchange notes and any market making by them may be discontinued at any time without notice. We do not intend to apply for a listing of the exchange notes on any securities exchange or on any automated dealer quotation system.

        Historically, the market for non-investment grade debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the exchange notes will be subject to disruptions. Any such disruptions may have a negative effect on you, as a holder of the exchange notes, regardless of our prospects and financial performance.

If you choose not to exchange your outstanding notes, the present transfer restrictions will remain in force and the market price of your outstanding notes could decline.

        If you do not exchange your outstanding notes for exchange notes under the exchange offer, then you will continue to be subject to the existing transfer restrictions on the outstanding notes. In general, the outstanding notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreements, we do not intend to register resales of the outstanding notes under the Securities Act. You should refer to "Prospectus Summary—Summary of the Exchange Offer" and "The Exchange Offer" for information about how to tender your outstanding notes.

        The tender of outstanding notes under the exchange offer will reduce the principal amount of the outstanding notes outstanding, which may have an adverse effect upon, and increase the volatility of, the market price of the outstanding notes due to a reduction in liquidity.

FORWARD-LOOKING STATEMENTS

        This prospectus includes "forward-looking statements." Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future sales or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, business trends and other information that is not historical information and, in particular, appear under the headings "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." When used in this prospectus, the words "estimates," "expects," "anticipates," "projects," "plans," "intends," "believes," "forecasts" and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, management's examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management's expectations, beliefs and projections will result or be achieved.

        There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. These risks and uncertainties are set forth in this prospectus, including under the heading "Risk Factors."

        There may be other factors not presently known to us or which we currently consider to be immaterial that may cause our actual results to differ materially from the forward-looking statements.

        All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise forward-looking statements which may be made to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

TRADEMARKS AND COPYRIGHTS

        We own or have rights to trademarks, service marks and trade names that we use in conjunction with the operation of our business including, without limitation, the following: Houghton Mifflin®, McDougal Littell®, Mariner Books®, Clarion Books®, Curious George®, Woodcock-Johnson®, Iowa Tests of Basic Skills®, Gates-MacGinitie Reading Tests®, Best American®, American Heritage® dictionaries, Peterson Field Guides®, Write Source® and Riverside®. We also own or have rights to copyrights that protect the content of our products. This prospectus also contains trademarks, service marks and trade names of other companies, including but not limited to Vivendi® and Vivendi Universal Publishing®.

MARKET DATA

        Market data used throughout this prospectus, including information relating to our relative position in the industries in which we operate, are based on the good faith estimates of management, which are based upon their review of internal surveys, independent industry publications and other publicly available information from sources including Simba Information Inc., the Association of American Publishers and the U.S. Department of Education. Although we believe that these sources are reliable, we do not guarantee the accuracy or completeness of this information, and we have not independently verified this information.

USE OF PROCEEDS

        We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding notes, the terms of which are identical in all material respects to the exchange notes. The outstanding notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the exchange notes will not result in any change in our capitalization. We used the proceeds of the outstanding notes to pay a dividend to Parent's stockholders and for fees and expenses for the private offering of the outstanding notes. See "Prospectus Summary—The Private Offering of the Outstanding Notes."

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2003 on an actual basis. The information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Holdco's historical consolidated financial statements and accompanying notes thereto appearing elsewhere in this prospectus.

HoldCo
As of December 31, 2003
(dollars in thousands)
Cash and cash equivalents	$159,093

Debt:
Revolving senior credit facility (a)	$—
2004 Senior Notes	829
2006 Senior Notes	40
2011 Senior Notes	137,200
8.250% Senior Notes	600,000
Capital leases	253
9.875% Senior Subordinated Notes (b)	397,166
11.50% Senior Discount Notes due 2013 (c)	155,235

Total debt	1,290,723
Total stockholder's equity	395,974

Total capitalization	$1,686,697

(a)
Our revolving senior credit facility provides for up to $325.0 million of borrowings. As of December 31, 2003, Houghton Mifflin had no borrowings under the revolving senior credit facility and an aggregate amount of $21.2 million of letters of credit outstanding. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and "Description of Other Indebtedness—Senior Credit Facility."

(b)
Houghton Mifflin's 9.875% Senior Subordinated Notes were priced at $992.20 per note to yield an effective annual rate of 10.0%, which resulted in an original issue discount of $3.1 million.

(c)
This amount will accrete to $265.0 million aggregate principal amount at maturity.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA OF HOLDCO

        We derived the unaudited pro forma consolidated financial data set forth below by the application of pro forma adjustments to the historical financial statements of Holdco appearing elsewhere in this prospectus.

        The unaudited pro forma consolidated statement of operations for the year ended December 31, 2003 gives effect to the Transactions as if they had occurred at the beginning of 2003. The unaudited pro forma consolidated financial data do not purport to represent what our results of operations or financial information would have been if the Transactions had occurred as of the dates indicated or what such results will be for future periods.

        The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. These adjustments do not include or give effect to non-recurring charges included in the historical financial statements in connection with (i) amortization of inventory fair value step-up of $9.9 million from the Acquisition which increased 2003 cost of sales; (ii) any restructuring initiatives not committed to at the time of the Acquisition; and (iii) our key employee retention bonuses of approximately $28 million to be expensed in 2003 and 2004. You should read our unaudited pro forma consolidated financial statements and the accompanying notes in conjunction with our audited historical financial statements and the accompanying notes thereto and other financial information contained in "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

HOLDCO

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

	Historical Holdco	Adjustments for the Refinancing		Adjustments for the private offering of outstanding notes		Pro Forma Holdco
	(dollars in thousands)
Net sales	$1,263,536	$—		$—		$1,263,536
Cost of sales excluding pre-publication and publishing rights amortization	500,267	—		—		500,267
Pre-publication and publishing rights amortization	161,324	—		—		161,324

Cost of sales	661,591	—		—		661,591
Selling and administrative	550,900	—		—		550,900
Intangible asset amortization	1,368	—		—		1,368

Operating income	49,677	—		—		49,677
Net interest expense	(117,079)	(1,100)	(a)	(13,839)	(c)	(132,018)
Debt extinguishment costs	(48,427)	48,427	(b)	—		—
Other income	(39)	—		—		(39)

Income (loss) from continuing operations before taxes	(115,868)	47,327		(13,839)		(82,380)
Income tax benefit (provision)	42,427	(17,416)	(d)	5,093	(d)	30,104

Net income (loss) from continuing operations	$(73,441)	$29,911		$(8,746)		(52,276)

See accompanying Notes to Unaudited Pro Forma Consolidated Statement of Operations

(a)
Reflects the net increase to interest expense as a result of the Refinancing, calculated as follows:
Year Ended December 31, 2003
(dollars in thousands)
Revolving senior credit facility (i)	$(4,268)
2004 Senior Notes (ii)	(57)
2006 Senior Notes (ii)	(3)
2011 Senior Notes (iii)	(10,800)
8.250% Senior Notes (iv)	(49,500)
9.875% Senior Notes (iv)	(39,500)

Total cash interest expense	(104,128)
Amortization of deferred financing costs (v)	(7,650)
Accretion of original issue discount on senior subordinated notes (vi)	(196)
Amortization of 2011 Senior Notes discount (vii)	(1,765)

Total pro forma interest expense	(113,739)
Total historical net interest expense	(112,639)

Net increase to interest expense	$(1,100)

  (i)
  Represents interest on the outstanding and the unused balance on the revolving senior credit facility calculated as follows:
Year Ended December 31, 2003
(dollars in thousands)
Estimated average outstanding balance on revolving senior credit facility	$50,000
Interest rate:
3-month LIBOR as of December 31, 2003	1.16%
plus 3.25%	3.25%

4.41%
Calculated interest	(2,205)

Unused portion of revolving senior credit facility	275,000
Commitment fee	0.75%

Calculated commitment fee	(2,063)

Total interest cost of revolving senior credit facility	$(4,268)

A 0.125% variance in the interest rate changes interest expense by $0.1 million
  (ii)
  Reflects the annual interest expense for the remaining $0.8 million of 2004 Senior Notes and $0.04 million of 2006 Senior Notes.

  (iii)
  Reflects the annual interest expense for the 2011 Senior Notes.

  (iv)
  Reflects an annual interest rate of 8.250% and 9.875% for Houghton Mifflin's senior notes and senior subordinated notes, respectively.

  (v)
  Represents the annual amortization expense on $61.3 million of deferred financing costs remaining after the Refinancing, utilizing a weighted average maturity of 8 years.

  (vi)
  Represents the accretion of the $3.1 million original issue discount on Houghton Mifflin's senior subordinated notes, calculated using the effective interest method.

  (vii)
  Represents the amortization of the debt discount recorded on the 2011 Senior Notes as a result of the application of purchase accounting at December 31, 2002.

(b)
Reflects the elimination of debt extinguishment costs because such costs were expensed in connection with the Refinancing.

(c)
Represents interest on the notes as follows:
Year Ended December 31, 2003
Outstanding balance on notes	$150,944
Interest rate of 11.50% accreting semi-annually (i)	5.75%

Interest expense for the six months ended June 30, 2003	(8,679)

Notes accreted face value as of June 30, 2003	159,623
Interest rate of 11.50% accreting semi-annually	5.75%

Interest expense for the six months ended December 31, 2002 and the three months ended September 30, 2003	(9,178)

Total interest expense from the debt requirements of the notes	(17,857)
Amortization of deferred financing costs(ii)	(570)

Total pro forma interest expense	$(18,427)
Actual interest expense and amortization of deferred financing costs	(4,588)

Net increase to interest expense	$(13,839)

  (i)
  The notes will accrete interest (PIK), semi-annually, at a rate of 11.50% through October 15, 2008. Subsequently, interest will be payable semi-annually in cash. At that time the notes will have accreted to a face value of $265.0 million. Annual cash interest expense subsequent to October 15, 2008 will be approximately $30.5 million.

  (ii)
  Represents annual amortization expense on $5.7 million of deferred financing costs, amortized over the ten year life of the notes.

(d)
Reflects the tax effect of the pro forma adjustments at an estimated 36.8% effective tax rate.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF HOLDCO

        Holdco was incorporated on September 12, 2003 and it conducts all of its business through Houghton Mifflin, a wholly owned subsidiary. Parent contributed 100% of its interest in Houghton Mifflin to Holdco on September 17, 2003. As Holdco and Houghton Mifflin are companies organized under the common control of Parent, the contribution was accounted for at historical cost. Accordingly, the historical consolidated financial statements of Houghton Mifflin have become the historical consolidated financial statements of Holdco. As a result, the historical results and financial data as of and for all periods prior to September 12, 2003 are of Houghton Mifflin and its subsidiaries. We derived the selected historical consolidated statement of operations data and consolidated statement of cash flow data for the periods January 1, 2001 through July 6, 2001 and July 7, 2001 through December 31, 2001 and the years ended December 31, 2002 and 2003, and the selected historical consolidated balance sheet data as of December 31, 2002 and December 31, 2003 from the historical financial statements of Houghton Mifflin appearing elsewhere in this prospectus, which have been audited by Ernst & Young LLP, independent accountants, except for the financial statements as of and for the years ended December 31, 2002 and December 31, 2003, which have been audited by PricewaterhouseCoopers LLP, independent accountants. We derived the selected historical consolidated statement of operations data and consolidated statement of cash flow data for the years ended December 31, 1999 and 2000 and the selected historical consolidated balance sheet data as of December 31, 1999 and December 31, 2000 from the historical financial statements of Houghton Mifflin, which are not included in this prospectus, and which have been audited by Ernst & Young LLP, independent accountants.

        You should read the selected historical consolidated financial data set forth below in conjunction with, and the data is qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus.

	Holdco
	Years Ended
	Pre-predecessor Basis			Predecessor Basis		Successor Basis
	December 31, 1999(a)	December 31, 2000(a)	January 1, 2001 through July 6, 2001(a)	July 7, 2001 through December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2003
	(dollars in thousands)
Statement of Operations Data:
Net sales	$933,326	$1,001,735	$436,180	$693,028	$1,194,568	$1,263,536
Cost of sales excluding pre-publication and publishing rights amortization	372,647	404,037	231,262	279,831	470,079	500,267
Pre-publication and publishing rights amortization	48,973	51,990	28,963	76,254	155,200	161,324

Cost of sales	421,620	456,027	260,225	356,085	625,279	661,591
Selling and administrative	362,200	372,685	260,723	197,764	496,215	550,900
Intangible asset amortization	29,885	30,942	16,139	549	1,566	1,368
Goodwill impairment charge (b)	—	—	—	—	775,000	—
Acquired in-process research and development	—	1,300	—	—	—	—

Operating income (loss)	119,621	140,781	(100,907)	138,630	(703,492)	49,677
Net interest expense	(29,736)	(31,804)	(17,975)	(25,324)	(42,638)	(117,079)
Debt extinguishment costs
Other income (expense)	(5,100)	(7,290)	(4,204)	(43)	—	(39)

Income (loss) from continuing operations before income taxes and extraordinary item	$84,785	$101,687	$(123,086)	$113,263	$(746,130)	$(115,868)

Other Operating Data:
Depreciation and amortization	90,844	99,168	54,044	85,125	186,736	195,015
Capital expenditures—excluding pre- publication (c)	30,808	22,318	13,778	16,836	39,519	26,037
Capital expenditures—pre-publication (c)	66,401	87,249	42,841	45,572	95,178	95,610
Ratio of earnings to combined fixed charges and preferred dividends (d)	3.3x	3.6x	(d )	4.6x	(d )	(d )
Cash Flow Data:
Cash flows from (used in) continuing operating activities	$146,879	$119,423	(108,005)	$360,551	$302,033	185,260
Cash flows used in continuing investing activities	(103,995)	(129,336)	(65,322)	(80,884)	(140,465)	(171,506)
Cash flows from (used in) continuing financing activities	8,514	13,341	172,205	(269,258)	(65,247)	68,086
Net Sales—Operating Segments:
K-12 Publishing	$668,214	$724,758	$339,235	$454,476	$773,031	$848,372
College Publishing	173,694	174,406	46,594	139,352	211,942	226,099
Trade and Reference Publishing	90,209	101,568	49,625	97,333	144,510	125,129
Other	1,209	1,003	726	1,867	65,085	63,936

Total net sales	$933,326	$1,001,735	$436,180	$693,028	$1,194,568	$1,263,536

	Holdco
	Pre-predecessor Basis		Predecessor Basis	Successor Basis
	As of December 31, 1999(a)	As of December 31, 2000(a)	As of December 31, 2001	As of December 31, 2002	As of December 31, 2003
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$12,041	$14,947	$24,278	$77,797	$159,093
Working capital (e)	99,582	33,002	191,857	275,400	282,903
Total assets	1,038,743	1,123,974	3,125,069	2,389,790	2,441,163
Total long-term debt	254,638	224,687	381,703	1,034,073	1,289,684
Total debt (f)	346,033	438,478	382,638	1,034,390	1,290,723
Redeemable preferred stock	—	—	125,000	—	—
Stockholders' equity	433,021	413,862	1,279,511	615,000	395,974

(a)
Excludes results of certain smaller business units previously owned by Vivendi that were contributed to Holdco concurrent with the Vivendi Purchase.

(b)
Reflects the non-recurring, non-cash effect of our impairment write-down of goodwill as of December 31, 2002 resulting from the reduction in Holdco's fair value.

(c)
Pre-publication capital expenditures are costs incurred after the completion of a final manuscript. These expenditures are capitalized and then amortized over the subsequent two to five years.

(d)
For purposes of calculating the ratio of earnings to combined fixed charges and preferred dividends, earnings represent income (loss) before income taxes plus fixed charges. Fixed charges consist of discount and interest costs, one-third of operating rental expense which management believes is representative of the interest component of rent expense and preferred dividends and associated redemption costs. Due to the loss from operations for the Pre-predecessor Stub Period, the year ended December 31, 2002, and the year ended December 31, 2003, there were insufficient earnings of $123.1 million, $760.1 million and $115.9 million, respectively, to cover fixed charges.

(e)
Represents total current assets minus total current liabilities excluding discontinued operations.

(f)
Excludes intercompany promissory notes owed to Vivendi.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis of historical results of operations includes a discussion of periods prior to the formation of Holdco. It also discusses periods prior to the consummation of the Transactions. Parent contributed 100% of its interest in Houghton Mifflin to Holdco on September 17, 2003. As Holdco and Houghton Mifflin are companies organized under the common control of Parent, the contribution was accounted for at historical cost. Accordingly, the historical consolidated financial statements of Houghton Mifflin have become the historical consolidated financial statements of Holdco. As a result, the historical results of operations for all periods prior to September 12, 2003 are of Houghton Mifflin and its subsidiaries. In addition, the discussion and analysis of historical periods prior to January 1, 2003 does not reflect the significant impact that the Acquisition and the Transactions have had on Houghton Mifflin and will have on Houghton Mifflin and Holdco, including increased leverage and increased liquidity requirements. You should read the following discussion of our financial condition and results of operations with "Selected Historical Consolidated Financial Data" and the audited and unaudited historical consolidated financial statements and related notes included elsewhere in this prospectus. In this section, the term "Holdco" refers to HM Publishing Corp., the term "Houghton Mifflin" refers to Houghton Mifflin Company, a wholly owned subsidiary of Holdco, the term "Parent" refers to Houghton Mifflin Holdings, Inc., Holdco's parent, and the terms "we," "our," "ours," "us" and "Company" refer collectively to Holdco and its subsidiaries, including Houghton Mifflin, except for periods prior to September 12, 2003, in which case they refer to Houghton Mifflin and its consolidated subsidiaries. This discussion contains forward-looking statements about our markets, the demand for our products and services and our future results. We based these statements on assumptions that we consider reasonable. Actual results may differ materially from those suggested by our forward-looking statements for various reasons including those discussed in the "Risk Factors" and "Forward-Looking Statements" sections of this prospectus. Those sections expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf. We do not have any intention or obligation to update forward-looking statements included in this prospectus.

        Results discussed for the twelve months ended December 31, 2001 represent the mathematical addition of the Pre-predecessor Stub Period and the Predecessor Stub Period. This approach is not in accordance with GAAP, and may yield results that are not strictly comparable on a period-to-period basis primarily due to (i) the impact of required purchase accounting adjustments and (ii) the new basis of accounting established on the closing date of the Vivendi Purchase. We believe that this is the most meaningful way to present our results of operations. Such results are not necessarily indicative of what the results for the respective periods would have been had the Vivendi Purchase not occurred.

Overview

        We are a leading publisher in the K-12 and college education, trade and reference, and educational, clinical and professional testing markets in the United States. We offer a diverse portfolio of products and services within each of these areas, including textbooks, workbooks, supplemental materials, technology-based products, teaching guides, various types of standardized and customized tests, professional assessment products and a range of trade and reference titles. Please refer to "Business Segments—K-12 Publishing—Overview," "Adoption Process," "Sales and Marketing" and "Business Segments—College Publishing—Overview" for a discussion of terms important to an understanding of our business, including

"basal" and "supplemental" materials, the "adoption" process, "implementation," "in-service" training and the sales and sampling practices of the educational markets.

        We have nine divisions that offer products and services. These divisions are grouped in four reporting segments:

  •
  K-12 Publishing.    This segment consists of five divisions: School division, McDougal Littell, Great Source Education Group (which includes Cognitive Concepts, Inc.), Riverside and Edusoft. This segment includes textbooks and instructional materials and services, tests for measuring achievement and aptitude, clinical/special needs testing products and multimedia instructional programs. Tests for measuring achievement and aptitude include educational, cognitive, and developmental standardized and customized testing products in print, CD-ROM and on-line formats, targeting the educational and clinical assessment markets. The principal markets for these products are elementary and secondary schools.

  •
  College Publishing.    The College division is the sole business unit reported in this segment. The College division sells textbooks, ancillary products such as workbooks and study guides, technology-based instructional materials and services for introductory and upper level courses in the post-secondary education market. Products may be in print or electronic form. The principal markets for these products are two- and four- year colleges and universities. These products are also sold to high schools for advanced placement courses and to for-profit, certificate-granting institutions that offer skill-based training and job placement.

  •
  Trade and Reference Publishing.    This segment consists of the Trade and Reference division and Kingfisher. Kingfisher was acquired on December 30, 2002 and its results of operations are included for periods subsequent to that date. Management for Kingfisher reports functionally to that of the Trade and Reference division. This segment publishes fiction and non-fiction for adults and children, dictionaries and other reference works. The segment also licenses book rights to paperback publishers, book clubs, web sites, and other publishers and electronic businesses in the United States and abroad. Its principal markets are retail stores, including Internet bookstore sites and wholesalers. It also sells reference materials to schools, colleges, libraries, office supply distributors and businesses.

  •
  Other.    This segment consists of Promissor and unallocated corporate items. Promissor develops and provides testing services and products for professional certification and licensure, as well as employment screening, placement, and evaluation to regulatory entities, professional associations and corporations. Its principal markets are corporations and organizations in the United States and worldwide.

Our geographic area of operation is predominantly the United States. Export or foreign sales to locations outside the United States are not significant. No single customer accounts for more than 10% of our consolidated net sales. Our largest single customer is Barnes & Noble, which purchases both Trade and Reference and College products. In management's opinion, a loss of a single customer, including Barnes & Noble, would not have a material adverse effect on the Company.

Company Business as a Whole

        We derive approximately 85% of our revenues from educational publishing in the K-12 and College Publishing segments, which are markedly seasonal businesses. Schools and colleges make most of their purchases in the second and third quarters of the calendar year, in preparation for the beginning of the school year in September. Thus, we realize approximately 75% of consolidated net sales in these quarters.

        Sales of K-12 instructional materials and customized testing products are also cyclical, with some years offering more sales opportunities than others. The amount of funding available at the state level for educational materials also has a significant effect on our year-to-year revenues. Although the loss of a single customer or a few customers would not have a material adverse effect on our business, schedules of school adoptions and market acceptance of our products can materially affect year-to-year revenue performance.

Acquisitions and Dispositions

2003 Activities

        On December 5, 2003, Houghton Mifflin acquired Edusoft, a San Francisco, California-based assessment platform provider, for $37.0 million in cash subject to certain contractual post-closing adjustments. On October 14, 2003, Houghton Mifflin acquired Cognitive Concepts, Inc. ("CCI"), a provider of research-based supplemental education tools, for $12.8 million in cash. Houghton Mifflin has accounted for the Edusoft and CCI acquisitions as purchase transactions in accordance with SFAS No. 141, "Business Combinations." The operating results of these businesses are reflected in the consolidated results of operations from their respective acquisition dates and were not significant for the year ended December 31, 2003.

        On April 1, 2003, Houghton Mifflin sold all of the outstanding shares of Classworks for $0.3 million in cash and receipt of secured notes and inventory of $0.5 million. The assets and liabilities, operational results and statements of cash flows of Classworks are reflected as discontinued operations in the accompanying financial statements.

2002 Activities

Parent acquisition of Houghton Mifflin

        On December 30, 2002, Houghton Mifflin, our wholly owned subsidiary, was acquired by, and subsequently merged with, Versailles Acquisition Corporation, a wholly owned subsidiary of Parent, a company beneficially owned by the Sponsors. Parent acquired all of Houghton Mifflin's share capital from Vivendi and on September 17, 2003 contributed Houghton Mifflin's share capital to Holdco, its wholly owned subsidiary. The total cost of the Acquisition was approximately $1.65 billion (subject to customary post-closing adjustments), including estimated transaction fees and expenses and $375.4 million of assumed indebtedness. Houghton Mifflin accounted for this transaction in accordance with SFAS No. 141, "Business Combinations."

        As a result of the Acquisition, Houghton Mifflin's assets and liabilities were adjusted to their fair value. These adjustments include $610.9 million allocated to goodwill, $679.1 million allocated to publishing rights (with an estimated life of 18 years), $290.2 million to trademarks and trade names (with an indefinite life), $5.2 million to customer-related intangibles (with an estimated life of 12 years), $9.9 million step-up to the fair value of its inventory and $15.6 million step-down to the fair value of the assumed debt at the Acquisition date. In conjunction with this assessment, Houghton Mifflin included $88.7 million of existing pre-publication costs in the fair value of publishing rights.

        At the time of the Acquisition, Houghton Mifflin entered into retention agreements with key employees that expire on or before June 30, 2004, that total approximately $28.9 million and are being expensed over the vesting period. The Company has also significantly increased its aggregate borrowings in connection with new financing arrangements entered into to complete the Acquisition, Refinancing and subsequent issuance of $265 million of debt securities in October 2003. As a result, interest expense has increased and will remain higher than pre-Acquisition historical periods, cost of sales increased in 2003 due to the amortization of inventory fair value step-up from purchase accounting, and selling and administrative expenses were higher in 2003 and will be slightly higher in 2004 due to the expensing of the retention agreements.

        During the period that it owned Houghton Mifflin, Vivendi provided marketing, finance, tax, administrative and other services. In 2002, for those services, Vivendi charged Houghton Mifflin a management fee totaling $6.0 million. This fee arrangement was terminated concurrent with the Acquisition. As a result of the Acquisition, Houghton Mifflin is an independent entity, which has resulted in additional selling and administrative expenses of approximately $3.0 million in 2003 in performance of the aforementioned services. In addition, Houghton Mifflin is also paying a management fee of $5.0 million per year to the Sponsors for consulting and advisory services. See "Certain Relationships and Related Party Transactions."

Acquisition of Kingfisher

        Subsequent to the Acquisition, Houghton Mifflin acquired from Vivendi all of the outstanding stock of Kingfisher for $3.9 million. Kingfisher is a U.K.-based company that publishes children's fiction and non-fiction titles and reference materials for the trade market worldwide. Houghton Mifflin accounted for this acquisition as a purchase transaction in accordance with SFAS No. 141, "Business Combinations," in its consolidated financial statements and the results of operations are included for periods subsequent to the acquisition date. As such, Houghton Mifflin adjusted its assets and liabilities to fair value including an increase of $6.4 million in the value of publishing rights (with an estimated life of 18 years).

Sunburst Disposition

        In October 2002, Houghton Mifflin sold Sunburst Technology Corporation ("Sunburst") for $22.8 million, including post-closing price adjustments. In May 1999, Houghton Mifflin had acquired Sunburst Communications Inc., a developer of software and video instructional materials for the elementary and secondary school markets, for an aggregate amount of $34.4 million. Houghton Mifflin subsequently merged Sunburst Communications Inc. with its Houghton Mifflin Interactive subsidiary to form Sunburst. Houghton Mifflin contributed to Sunburst the assets of the Little Planet Literacy Series, which it had acquired in January 1999 from Applied Learning Technologies, Inc. for $4.9 million in cash. Houghton Mifflin also contributed Educational Resources, Inc. and Roger Wagner Publishing Inc., distributors and developers of multimedia instructional products for K-12 markets, both of which it acquired from Vivendi concurrently with the Vivendi Purchase, for $6.4 million. The assets and liabilities, operational results and cash flows of Sunburst are reflected as discontinued operations in the accompanying financial statements.

2001 Activities

Vivendi Universal, S.A. acquisition of Houghton Mifflin

        On July 7, 2001, an indirect wholly owned subsidiary of Vivendi acquired 100% of Houghton Mifflin's common stock for $2.35 billion, including the assumption of $613.7 million of debt. Prior to the Vivendi Purchase, Houghton Mifflin was a public company.

        Prior to July 7, 2001, Houghton Mifflin incurred $51.7 million of expenses directly related to the Vivendi Purchase. This included the settlement of outstanding stock options, charitable contributions paid on behalf of Houghton Mifflin's board of directors and transaction-related costs.

        At the time of the Vivendi Purchase, Houghton Mifflin adjusted its assets and liabilities to their fair market values. These adjustments included $706.0 million allocated to the fair value of its publishing rights (with an estimated life of 30 years), $301.0 million to trademarks and trade names (with an indefinite life), $6.4 million to the fair value of Houghton Mifflin leases (with an estimated average life of approximately six years), $26.4 million step-up to the fair value of its inventory and $7.3 million step-up to the fair value of the debt at the Acquisition date. In conjunction with this assessment, Houghton Mifflin included $143.6 million of existing pre-publication costs in the fair value of publishing rights. Vivendi also committed to a formal plan to restructure Houghton Mifflin's operations. Houghton Mifflin included costs related to this plan of $53.6 million in the allocation of the acquisition price.

Other Acquisitions and Dispositions

        Concurrently with the Vivendi Purchase, Houghton Mifflin acquired from Vivendi two other wholly owned subsidiaries, LKC Publications, Inc. ("LKC") and Classworks, for $1.1 million. LKC, a distributor of trade books, operates within Houghton Mifflin's Trade and Reference Publishing segment. The accompanying consolidated financial statements include the operating results of LKC from the date of the Vivendi Purchase. These transactions were accounted for as a reorganization of entities under common control at historical cost. On April 1, 2003, we sold 100% of the outstanding shares of Classworks.

        In December 2001, Houghton Mifflin acquired all of the outstanding common stock of Testing Systems, Inc. ("TSI") from Thomson Newsprint Inc. for $17.7 million. TSI provides computer-based and paper-and-pencil test development, test administration and related services to state agencies, professional certification associations and corporations. The accompanying consolidated financial statements include TSI's operating results from the date of acquisition in the Other segment. The acquisition was accounted for as a purchase. In 2002, Houghton Mifflin merged TSI with its wholly owned subsidiary, Computer Adaptive Technologies, to form Promissor.

        In September 2000, Houghton Mifflin launched Classwell Learning Group, Inc. ("Classwell") as a joint venture with Sylvan Ventures and Inception Capital. Houghton Mifflin initially invested $7.0 million of cash and contributed other assets in return for a fully diluted ownership interest in Classwell of approximately 32%, and accounted for its interest using the equity method. Upon the Vivendi Purchase, Sylvan Ventures and Inception Capital exercised their put right, pursuant to existing contractual requirements, and Houghton Mifflin acquired the remaining shares of Classwell held by Inception Capital in August 2001 and by Sylvan Ventures in October 2001 for $46.8 million. Beginning in August 2001, Houghton Mifflin has accounted for its investment in Classwell on a consolidated basis. In November 2002,

Houghton Mifflin acquired all of the remaining shares of Classwell and it is now a wholly owned subsidiary and is included in the K-12 Publishing segment.

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations are based upon Holdco's consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, net sales and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to book returns; allowance for bad debts; recoverability of advances to authors; valuation and recoverability of inventory; amortization periods; recoverability of long-term assets such as pre-publication costs, intangible assets and goodwill; income taxes; restructurings, pensions and other post-retirement benefits and contingencies; and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Net Sales Recognition

        The Company derives net sales primarily from the sale of textbooks and instructional materials, trade books, reference materials, assessment materials and multimedia instructional programs, license fees for book rights, content and software and services that include test scoring, test development and training.

        The Company recognizes net sales from textbooks and instructional materials, trade books, reference materials, assessment materials and multimedia instructional programs in the period when persuasive evidence of an arrangement with a customer exists, the products are shipped and title and risk of loss have transferred to the customer, all significant obligations have been delivered and we consider collection to be reasonably assured.

        Effective July 1, 2003, Holdco adopted Financial Accounting Standards Board ("FASB") EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. EITF 00-21 establishes three principles: (a) revenue arrangements with multiple deliverables should be divided into separate units of accounting; (b) arrangement consideration should be allocated among the separate units of accounting based on their relative fair values; and (c) revenue recognition criteria should be considered separately for separate units of accounting. For Holdco, the EITF applies to certain contracts having multiple elements or deliverables, a part of which will be delivered at a date(s) subsequent to the initial sale. The relative share of revenue for the undelivered items are deferred until such time as the products are delivered to the customer. The adoption of EITF 00-21 decreased net income by $4.4 million for the year ended December 31, 2003.

        As our products are shipped with a right of return, at the time of sale we make a provision for returns on these sales, based on historical experience. We include shipping and handling fees billed to our customers in net sales. The cost of shipping and handling are included in selling and administrative costs. Our processed returns and accrual for estimated returns has ranged from 6% to 8% of total net sales over the past 3 years. The Company records net sales for textbooks shipped from depository locations one month in arrears based on information received from the depository.

        We recognize net sales for test scoring and training in the period when the services have been completed, the fee is fixed and determinable and collection is reasonably assured. We recognize net sales for fixed-priced contracts that require significant test development as the services are provided using a cost plus margin approach. Differences between what has been billed and what has been recognized as revenue is recorded as deferred revenue. Losses on such contracts are recognized immediately when they become known.

        We also enter into license agreements to license certain book publishing rights and content. We recognize net sales on those arrangements only when a contract is signed, the license term has begun, all obligations have been delivered to the customer and collection is reasonably assured.

Inventory

        We use the lower of weighted average cost or market method to value inventory and determine cost of inventories included in cost of sales in the statement of operations. Our level of obsolete and excess inventory is calculated on a program or title level by comparing the number of units in stock with the expected future demand. The expected future demand of a program or title is determined by the copyright year, the previous years' sales history, the subsequent year's sales forecast, known forward-looking trends including our development cycle to replace the title or program, and competing titles or programs. Based on this review, any excess stock is reserved, as appropriate.

Pre-Publication Expenditures

        Pre-publication expenditures are costs incurred after the completion of a final manuscript. We capitalize and amortize the cost of our investment in pre-publication expenditures from the year of publication or sale, if earlier, over two to five years using the sum-of-the-years-digits method. All of our divisions use this policy, except for our Trade and Reference division with respect to its non-reference publications, which are expensed, and our Riverside division, which uses the straight-line amortization method. We believe the amortization methods and periods chosen best reflect the expected sales generated from individual titles or programs. We evaluate the remaining lives and recoverability of capitalized pre-publication costs, which are often dependent upon program acceptance by state adoption authorities, by comparing the carrying amount related to each title or program with its estimated fair value. Fair value is estimated using the expected future undiscounted net cash flows expected to be generated by that title or program. If a title or program is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the title or program pre-publication costs exceeds the estimated fair value.

Publishing Rights Intangibles

        Publishing rights are contractual relationships between us and an author, allowing us to publish and republish an author's existing and future works as well as create new works based on the author's prior work. We determine the fair market value of the publishing rights at the date of acquisition by discounting the after-tax cash flows projected to be derived from the publishing rights and titles to their net present value using a rate of return that accounts for the time value of money and the appropriate degree of risk. The useful life of the publishing rights is based on the lives of the various copyrights involved. We calculate amortization using the percentage of the projected operating income before taxes derived from the titles in the current year as a percentage of the total estimated operating income before taxes over the useful life.

Goodwill and Other Intangible Assets

        Effective as of January 1, 2002, Houghton Mifflin adopted SFAS No. 142, "Goodwill and Other Intangible Assets. We test for impairment of goodwill and other indefinite lived intangible assets annually on October 1 on an implied residual basis by deducting the fair value of all assets and liabilities from the total estimated fair value of the reporting unit to determine residual fair value of goodwill and other indefinite lived intangibles. If assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the implied fair value of the assets. We estimate total fair value of reporting units using discounted cash flow analysis, and make assumptions regarding future revenues, gross margins, investments in new products, capital spending, tax cash flows and the terminal value of the reporting unit.

        In September 2002, we began to reassess the recoverability of goodwill and other long-lived assets because certain indicators of possible impairment were present, the most significant of which was the sale of Houghton Mifflin by Vivendi at an estimated selling price below the net book value of our net assets. An assessment was performed on the carrying value of our long-lived assets other than goodwill, and determined that these assets were not impaired at that time. The goodwill impairment was measured on an implied residual basis being the excess of recorded goodwill over the implied residual value, being the sale price of Houghton Mifflin. As a result of this assessment of goodwill, we recorded a $775 million impairment charge.

        We completed our annual goodwill and indefinite lived intangible asset impairment test as of October 1, 2003 and determined that no impairment existed.

        Trademarks, other than Edusoft, are not amortized as we believe they have indefinite lives. Our other intangibles, including the Edusoft trademark, are amortized on a straight-line basis over their estimated useful lives between two and twelve years.

Royalty Advances

        Royalty advances represent royalties paid to an author before they are earned. Royalty advances are most prevalent in the Trade and Reference division. Advances are expensed as royalties are earned. Annually, advances are evaluated to determine if they are expected to be earned by applying the contracted royalty rate to forecasted future sales by title. In estimating total future sales, we consider, among other factors, historical and expected sales and performance of similar titles. Any portion of a royalty advance that is not expected to be earned is fully reserved. In addition, prior to publication, royalty advances in certain categories may be partially reserved against to reflect our historical experience with similar titles.

Taxes

        The Company has incurred losses subsequent to the Acquisition as a result of the financings and the Acquisition having increased certain costs and significantly increased interest expense. The Company recorded significant deferred tax liabilities as a result of purchase accounting for the Acquisition with respect to book-tax differences for identifiable intangible assets. There was no step-up in tax basis for these assets and, accordingly, there is no future tax deductibility for them.

        The Company has recorded a tax benefit for the losses incurred in 2003. The recoverability of these taxable losses is adequately covered by existing taxable temporary differences that reverse before the expiration of the loss carryforward period allowed by law. The Company is projecting taxable income in the future that will utilize deferred tax assets recorded. If the Company does not anticipate sufficient taxable income in the near term, or if reversing taxable temporary differences are not sufficient, the Company would need to record a valuation allowance against deferred tax assets.

Retirement Plans

        We maintain a qualified defined benefit pension plan that covers substantially all domestic employees, a defined benefit plan for Kingfisher and an unfunded excess plan that covers domestic employees who earn over the qualified pay limit (together the "pension plans" or the "plans").

        Our pension expense for all pension plans was approximately $13.0 million in 2003, and is calculated based upon a number of actuarial assumptions, including a weighted average expected long-term rate of return on the assets of our retirement plans of 7.96%. Our overall expected long-term rate of return on U.S. plan assets is 8.0% and 7.0% for non-U.S. plan assets. The U.S. plan assets represent close to 96% of total plan assets. In determining the expected return on U.S. plan assets, we consider the relative weighting of plan assets, the historical performance of plan assets and individual asset classes and economic and other indicators of future performance. In addition, we may consult with and consider the opinions of financial and other professionals in developing appropriate return benchmarks. A similar process is used to determine this rate for our non-U.S. plan.

        We regularly review our actual asset allocation and periodically rebalance our investments to our targeted allocation when appropriate. For 2004, we have maintained our weighted average expected long-term rate of return at 7.96%, as well as the associated asset allocation assumptions of approximately 60% equities and 40% fixed income investments. We will continue to evaluate our actuarial assumptions, including our weighted average expected rate of return, at least annually, and will adjust as necessary.

        We base our determination of pension expense on a market-related value of assets that spreads asset gains or losses over a five-year period, which reduces year-to-year volatility. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return. Since the market-related value of assets recognizes gains or losses over a five-year period, the future value of assets will be impacted as previously deferred gains or losses are recorded.

        As a result of the Acquisition on December 30, 2002, unrecognized net actuarial losses of approximately $38.3 million were recorded on our consolidated balance sheet as part of the purchase accounting.

        The discount rates that we utilize for determining future pension obligations are based on the yields on high quality fixed income investments. Moody's Aa bond is one benchmark used for this purpose. The weighted average discount rate determined on this basis has decreased from 6.46% at December 30, 2002 to 5.74% at September 30, 2003.

        We estimate that our pension expense for all plans will be approximately $14 million in 2004. This estimate is based on a weighted average expected rate of return on the assets of our pension plans of 7.96%, a weighted average discount rate of 5.74% and various other assumptions. Future actual pension expense will depend on future investment performance, changes in future discount rates and various other factors related to the populations participating in our plans.

        Lowering the weighted average expected long-term rate of return on the assets of our plans by 0.5% would have increased our projected pension expense for 2004 by approximately $0.6 million. Lowering the discount rate and the salary increase assumptions each by 0.5% would have increased our projected pension expense for 2004 by $0.1 million.

        The value of our pension plan assets, comprising only the domestic qualified and Kingfisher plans, has increased from $88.4 million at December 31, 2002 to $111.7 million at September 30, 2003, driven primarily by our contributions and asset performance. The actuarial losses associated with the decrease in the discount rate, combined with the recognition of interest and service costs were only partially offset by cash contributions and asset returns, thereby increasing our under-funded status for these two plans from $76.4 million at December 31, 2002 to $77.2 million at December 31, 2003.

        Houghton Mifflin expects to contribute $14 million to its pension plans in 2004. However, the actual funding decision will be made after the 2004 actuarial valuations are completed. In addition, this amount could change pending Congressional review of interest rate relief for pension plans.

Post-Retirement Medical Benefits

        Houghton Mifflin provides postretirement medical benefits to retired full-time, non-union employees hired before April 1, 1992, who have provided a minimum of five years of service and attained age 55. For retirements on or after January 1, 1993, the Company's commitment to provide postretirement medical benefits is capped ($10,000 per year for coverage before age 65 and $5,000 per year for coverage at/after age 65).

        As a result of the Acquisition on December 30, 2002, unrecognized net actuarial losses of approximately $6.8 million were recorded on our consolidated balance sheet as part of the purchase accounting.

        Our postretirement medical expense was approximately $4.2 million in 2003, and is calculated based upon a discount rate of 6.5%, medical inflation rate grading down from 14.0% to 5.0% per annum, and a number of other actuarial assumptions.

        The discount rates that we utilize for determining future benefit obligations are based on the yields on high quality fixed income investments. The weighted average discount rate determined on this basis has decreased from 6.5% at December 30, 2002 to 5.75% at September 30, 2003.

        We estimate that our post-retirement medical expense will be approximately $4.3 million in 2004. This estimate is based on a discount rate of 5.75% and medical inflation grading down from 12.5% to 5.0% per annum.

        On December 8, 2003, President Bush signed the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 into law. This legislation, among other things, established a Medicare prescription-drug benefit and federal subsidy to sponsors of retiree health-care plans that provide a benefit at least actuarially equivalent to the Medicare benefit. The Company has elected to defer the recognition of the impact of these changes.

        Lowering the discount rate by 0.5% would have increased our projected postretirement medical expense for 2004 by approximately $0.1 million. Lowering the medical inflation rate assumption by 0.5% would have decreased our projected postretirement medical expense for 2004 by $0.1 million.

Restructuring

        The following table sets forth the activity in restructuring reserves in the year ended December 31, 2003.

	Facilities	Work-Force Related	Other	Total
Balance as of December 31, 2002	$3,520	$16,754	$2,389	$22,663
Purchase accounting adjustments	(499)	847	—	348
Utilization	(500)	(6,501)	(2,030)	(9,031)

Balance as of December 31, 2003	$2,521	$11,100	$359	$13,980

        Parent committed to a formal plan to restructure Houghton Mifflin's operations, predominately through the rationalization of corporate functions and the reorganization and consolidation of certain K-12 business operations resulting in a reduction in workforce and closure of certain facilities. The workforce related charges included costs associated with severance, employee benefit continuation, and outplacement support for the nearly 429 employees affected. The facilities charges included accruals for lease commitments for facilities made redundant. As of December 31, 2003, approximately two-thirds of the employees affected by the restructuring plan have been terminated. The Company's policy is to pay severance in equal installments over time. As such, many of these employees will continue to receive severance payments in 2004. Houghton Mifflin included all material aspects of this plan and the estimated costs of $23.1 million in the allocation of the purchase price of the Acquisition. Houghton Mifflin used approximately $9.1 million in 2003, primarily to pay costs in connection with severance and lease payments. The Company expects to substantially complete its restructuring activities in 2004 and incur the majority of the work-force related and other expenses by December 31, 2004 with certain facilities related costs attributed to long-term lease obligations and severance costs paid over time extending beyond that date.

Results of Operations

        The following tables set forth information regarding Houghton Mifflin's net sales, operating income (loss) and other information from our consolidated statements of operations. As discussed above, the results and percentages for the year ended December 31, 2001 are based on the mathematical addition of the historical results from the Pre-predecessor Stub Period and Predecessor Stub Period, as set out in the following table, and are not necessarily indicative of what the results for the periods would have been had the Vivendi Purchase not occurred.

	Years Ended December 31,
	2003	2002	2001
	(Successor Basis)	(Predecessor Basis)	(See table below)
	(dollars in millions)
Net sales:
K-12 Publishing	$848.4	$773.0	$793.7
College Publishing	226.1	212.0	185.9
Trade and Reference Publishing	125.1	144.5	147.0
Other	63.9	65.1	2.6
Total net sales	$1,263.5	$1,194.6	$1,129.2
Cost of sales excluding pre-publication and publishing rights amortization	500.3	470.1	511.1
Pre-publication and publishing rights amortization	161.3	155.2	105.2
Cost of sales	661.6	625.3	616.3
Selling and administrative	550.9	496.2	458.5
Intangible asset amortization	1.4	1.6	1.8
Goodwill amortization	—	—	14.9
Goodwill impairment charge	—	775.0	—
Operating income (loss)	49.7	(703.5)	37.7
Net interest expense	(117.1)	(42.7)	(43.3)
Debt extinguishment costs	(48.4)	—	—
Equity in losses of equity method investee	—	—	(4.7)
Other income (loss)	—	—	0.4
Income tax provision (benefit)	(42.4)	12.1	12.3
Income (loss) from continuing operations	(73.4)	(758.3)	(22.2)
Income (loss) from discontinued operations, net of tax	(1.2)	(31.8)	(3.4)
Preferred stock dividend and redemption costs, net of tax	—	(8.6)	(0.8)
Net income (loss) available to common shareholders	$(74.7)	$(798.7)	$(26.4)

	Period from January 1, 2001 to July 6, 2001	Period from July 7, 2001 to December 31, 2001	Total
	(dollars in millions)
	(Pre-predecessor Basis)	(Predecessor Basis)
Net sales
K-12 Publishing	$339.2	$454.5	$793.7
College Publishing	46.6	139.4	185.9
Trade and Reference Publishing	49.6	97.3	147.0
Other	0.7	1.9	2.6
Total net sales	$436.2	$693.0	$1,129.2
Cost of sales excluding pre-publication and publishing rights amortization	231.3	279.8	511.1
Pre-publication and publishing rights amortization	29.0	76.3	105.2
Cost of sales	260.2	356.1	616.3
Selling and administrative	260.7	197.8	458.5
Intangible asset amortization	16.1	0.5	16.7
Operating income (loss)	(100.9)	138.6	37.7
Net interest expense	(18.0)	(25.3)	(43.3)
Equity in losses of equity method investee	(3.7)	(1.0)	(4.7)
Other income (loss)	(0.5)	0.9	0.4
Income tax provision (benefit)	(35.9)	48.2	12.3
Income (loss) from continuing operations	(87.2)	65.1	(22.1)
Income (loss) from discontinued operations, net of tax	(1.5)	(2.0)	(3.4)
Preferred stock dividend and redemption costs, net of tax	—	(0.9)	(0.9)
Net income (loss) available to common shareholders	$(88.7)	$62.3	$(26.4)
Operating income (loss):
K-12 Publishing	$(36.0)	$87.9	$51.9
College Publishing	(28.0)	39.5	11.5
Trade and Reference Publishing	(12.6)	14.8	2.2
Other	(24.3)	(3.6)	(27.8)
	$(100.9)	$138.6	$37.7

	Years Ended December 31,
	2003	2002	2001
	(Successor Basis)	(Predecessor Basis)
	(as a percentage of net sales)
Net sales	100%	100.0%	100.0%
Cost of sales excluding pre-publication and publishing rights amortization	39.6	39.4	45.2
Pre-publication and publishing rights amortization	12.8	13.0	9.4
Cost of sales	52.4	52.4	54.6
Selling and administrative	43.6	41.5	40.6
Intangible asset amortization	0.1	0.1	0.2
Goodwill amortization	—	—	1.3
Goodwill impairment charge	—	64.9	—
Acquired in-process research and development	—	—	—
Operating income (loss)	3.9	(58.9)	3.3
Net interest income (expense)	(9.3)	(3.6)	(3.8)
Debt extinguishment costs	(3.8)	—	—
Equity in losses of equity method investee	—	—	(0.4)
Other income (loss)	—	—	0.0
Income tax provision (benefit)	(3.4)	1.0	1.1
Income (loss) from continuing operations	(5.8)	(63.5)	(2.0)
Income (loss) from discontinued operations, net of tax	(0.1)	(2.7)	(0.3)
Preferred stock dividend and redemption costs, net of tax	—	(0.7)	—
Net income (loss)	(5.9)%	(66.9)%	(2.3)%

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        We derive, on average, approximately 85% of annual net sales from educational publishing in the K-12 and College Publishing segments, which are markedly seasonal businesses. Schools and colleges make most of their purchases in the second and third quarters of the calendar year, in preparation for the beginning of the school year in late August and early September.

Net Sales

        Net sales for the year ended December 31, 2003 increased $68.9 million, or 5.8%, to $1,263.5 million from $1,194.6 million in the same period for 2002.

        K-12 Publishing.    The K-12 Publishing segment's net sales for the year ended December 31, 2003 increased $75.4 million, or 9.7%, to $848.4 million from $773.0 million in the same period for 2002. The increase in net sales was primarily due to market share gains and increased sales opportunities in the second year of the California reading adoption contributing $30.6 million, strong performances in secondary school social studies adoptions in other states, including Texas, North Carolina and Indiana, of approximately $51.3 million, and higher testing net sales of approximately $18.9 million, driven by increased sales from criterion-referenced test contracts and the launch of the 5th edition of the Stanford-Binet Intelligences Scales Test. Cyclical decreases in other adoption opportunities partially offset these increases.

        College Publishing.    The College Publishing segment's net sales for the year ended December 31, 2003 increased $14.2 million, or 6.7%, to $226.1 million from $211.9 million in the same period for 2002. The net sales increase was due primarily to continued domestic market share growth from frontlist titles of approximately $9.8 million, with the balance of the increase coming from growth in the secondary school advanced placement and international markets.

        Trade and Reference Publishing.    The Trade and Reference Publishing segment's net sales for the year ended December 31, 2003 decreased $19.4 million, or 13.4%, to $125.1 million from $144.5 million in the same period for 2002. The decrease was mainly due to the anticipated lower J.R.R. Tolkien book sales of approximately $25.9 million and due to lower children's book sales of $6.6 million. These decreases were partially offset by incremental sales from Kingfisher, which was acquired on December 30, 2002 and contributed net sales of $17.6 million.

        Other.    The Other segment's net sales for the year ended December 31, 2003 decreased $1.2 million, or 1.8%, to $63.9 million from $65.1 million in the same period for 2002. The decrease was due to lower sales from Promissor, our professional testing subsidiary, mostly due to lower revenue associated with corporate certification contracts.

Cost of Sales Excluding Pre-publication and Publishing Rights Amortization

        Cost of sales excluding pre-publication and publishing rights amortization for the year ended December 31, 2003 increased $30.2 million, or 6.4%, to $500.3 million from $470.1 million for 2002. The higher cost of sales was primarily due to increases in manufacturing costs, royalties and editorial costs. Higher manufacturing costs of $21.0 million were primarily due to higher sales and increased amortization of inventory step-up charges of $5.5 million as a result of the Acquisition. The increase in royalty costs of $4.6 million was primarily attributed to increased sales. Increased editorial expenses of $2.8 million were incurred for new program development and product revisions for sales opportunities in 2004 and beyond. Cost of sales as a percentage of net sales were relatively flat at 39.6% in 2003 compared to 39.4% 2002.

Pre-publication and Publishing Rights Amortization

        Pre-publication and publishing rights amortization for the year ended December 31, 2003 increased $6.1 million, or 3.9%, to $161.3 million from $155.2 million during 2002. The increase is attributable to an increase in publishing rights amortization of approximately $24.0 million, partially offset by lower pre-publication amortization of $17.9 million, both the result of the Acquisition accounting, whereby the fair value of publishing rights were established as of the Acquisition date, including the capitalization of approximately $88.7 million of existing pre-publication costs in the publishing rights fair value. As a percentage of net sales, pre-publication and publishing rights amortization decreased to 12.8% in 2003 from 13.0% in 2002, due primarily to increased net sales.

Selling and Administrative Expenses

        Selling and administrative expenses for the year ended December 31, 2003 increased $54.7 million, or 11.0%, to $550.9 million from $496.2 million during the same period for 2002. As a percentage of net sales, selling and administrative expenses increased to 43.6% for the year ended December 31, 2003 compared to 41.5% for the same period in 2002. Higher selling and administrative expenses were due mainly to one-time costs including the incremental costs for retention agreements with key employees of $23.2 million, increased professional fees of $10.2 million for increased legal, accounting, strategic and other professional services initially required to operate as an independent business and higher severance costs of $2.3 million. Other factors contributing to the increase in selling and administrative expenses included the acquisition of Kingfisher, which increased selling and administrative expenses by $6.1 million, added costs of approximately $3.0 million as a result of being an independent company requiring stand-alone corporate functions previously provided by Vivendi including internal audit, treasury and tax, higher employee compensation and benefit costs, partially offset by lower sample costs of $3.4 million, reflecting fewer adoption opportunities in 2004 compared to 2003.

Goodwill Impairment Charge

        During the year ended December 31, 2002, we recorded a $775.0 million charge relating to the impairment of the goodwill arising from the Vivendi Purchase.

Intangible Asset Amortization

        Intangible asset amortization for the year ended December 31, 2003 decreased $0.2 million, or 12.6%, to $1.4 million from $1.6 million during the same period for 2002. The decrease in intangible asset amortization was due to the fair value accounting at the time of the Acquisition, offset partially by amortization recognized on intangibles acquired during the current year.

Operating Income

        Operating income for the year ended December 31, 2003 increased $753.2 million to $49.7 million from an operating loss of $703.5 million for 2002. The operating loss for the year ended December 31, 2002 included the goodwill impairment charge of $775.0 million.

        K-12 Publishing.    The K-12 Publishing segment's operating results for the year ended December 31, 2003 increased $523.5 million to $60.6 million from a loss of $462.9 million for 2002. The operating loss for 2002 included $505.4 million of goodwill impairment charge. The increase in operating income was primarily due to the lack of a goodwill impairment charge in 2003, higher sales and lower sample costs partially offset by higher implementation costs, the impact of higher inventory step-up amortization from the Acquisition, higher editorial costs and higher employee related costs including the incremental cost of retention agreements with key employees, compensation and benefits.

        College Publishing.    The College Publishing segment's operating income for the year ended December 31, 2003 increased $207.1 million to $2.4 million from a loss of $204.7 million in 2002. The operating loss for 2002 included $226.3 million for the goodwill impairment charge. The increase was mainly due to the lack of a goodwill impairment charge in 2003 and higher sales, partially offset by higher publishing rights amortization resulting from the Acquisition, charges related to retention agreements for key employees, and higher depreciation expense for technology initiatives in digitizing our content.

        Trade and Reference Publishing.    The Trade and Reference Publishing segment's operating loss decreased by $27.2 million to $6.8 million from an operating loss of $34.0 million for the year ended December 31, 2002. The 2002 operating loss included $43.3 million of goodwill impairment charge. The decrease in operating loss was primarily due to the lack of a goodwill impairment charge in 2003, partially offset by lower net sales and increased editorial costs, the result of acquiring Kingfisher, as well as higher editorial costs as a percent of sales primarily due to the lower level of net sales and the effect of employee retention charges.

        Other.    The Other segment's operating loss increased $4.7 million to a loss of $6.6 million for the period ended December 31, 2003 from a loss of $1.9 million for 2002. The decrease in operating results was due primarily to lower sales and higher depreciation expense due to the fair valuing of assets related to the Acquisition.

Net Interest Expense

        Net interest expense for the year ended December 31, 2003 increased $74.5 million, or 174.6%, to $117.1 million from $42.6 million in 2002. The overall increase in net interest expense was due to higher interest rates, the increased level of debt resulting from the Acquisition and subsequent refinancings in 2003 and the accretion of the debt issued by Holdco in October 2003.

Debt Extinguishment Charge

        In the first quarter of 2003, we recorded a $48.4 million debt extinguishment charge related to the tendering of the 2004 Senior Notes and 2006 Senior Notes and to the repayment of the $500.0 million senior subordinated bridge loan facility and the $275.0 million senior term loan under the senior credit facility that were used to finance the Acquisition.

Income Taxes

        Income taxes for the year ended December 31, 2003 resulted in a $42.4 million benefit compared to a $12.1 million provision in 2002. The income tax benefit in 2003 was primarily due to the loss from continuing operations and an effective tax rate of 36.8%. The goodwill impairment charge in 2002 was not tax deductible. The income tax provision in 2002 was due to income from continuing operations, excluding the impact of the goodwill impairment charge and an effective tax rate of 42.2%.

Discontinued Operations

        For the year ended December 31, 2003, discontinued operations incurred a loss of $1.2 million compared to a loss of $31.8 million for 2002. The results of Classworks, which was sold on April 1, 2003, are presented in discontinued operations for the year ended December 31, 2003. The results of Classworks and Sunburst, which was sold in October 2002, are presented in discontinued operations for 2002 and 2001. The 2002 year end results include a $31.9 million impairment charge, including $27.9 million of goodwill and $1.4 million of other intangible assets attributable to Sunburst to reflect its sale value.

Preferred Stock Dividend and Redemption Costs

        The preferred stock shares of a subsidiary were auctioned and redeemed on December 30, 2002. There were no preferred stock dividends during the year ended December 31, 2003 and $8.6 million of dividends for the year ended December 31, 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Sales

        Net sales for the year ended December 31, 2002 increased $65.4 million, or 5.8%, to $1,194.6 million from $1,129.2 million in the same period for 2001.

        K-12 Publishing.    The K-12 Publishing segment's net sales for the year ended December 31, 2002 decreased $20.7 million, or 2.6%, to $773.0 million from $793.7 million in 2001. The sales decrease was due to reduced adoption opportunities in our core secondary school subjects which contributed to a $50 million decrease in sales, sales decreases in open territories of $44 million primarily due to certain state funding shortfalls and decreased opportunities, uncertainties during the period regarding the implementation of the testing provisions of the NCLB Act and an expected decline in net sales of $5.8 million from the Woodcock-Johnson III Complete Battery, which was released in 2000. These reductions were partially offset by higher sales in the California elementary school reading adoption which led to higher California elementary school sales of $72.5 million and the successful launch of new supplemental products.

        College Publishing.    The College Publishing segment's net sales for the year ended December 31, 2002 increased $26.1 million, or 14.0%, to $212.0 million from $185.9 million in 2001. This increase in net sales was due to increased enrollment, strong performance in the domestic market of frontlist titles and growing high school advanced placement sales. These increases were offset by higher book returns due to the higher sales but book returns were slightly lower as a percentage of sales.

        Trade and Reference Publishing.    The Trade and Reference Publishing segment's net sales for the year ended December 31, 2002 decreased $2.5 million, or 1.7%, to $144.5 million from $147.0 million in 2001. The Trade and Reference Publishing division's net sales in 2002 were down slightly from 2001 due to lower net sales of titles by J.R.R. Tolkien. Both 2001 and 2002 benefited from increased sales of titles by J.R.R. Tolkien, primarily due to the release of the motion pictures The Lord of the Rings: The Fellowship of the Ring in December 2001 and The Lord of the Rings: The Two Towers in December 2002. Due to market saturation, we expected that our heightened level of sales of titles by J.R.R. Tolkien would decline in 2003, and expected higher book returns in 2003 on the Tolkien titles sold in 2002. As such, we increased our book return reserve at December 31, 2002 to cover these expected returns.

        Other.    The Other segment's net sales for the year ended December 31, 2002 increased $62.5 million to $65.1 million from $2.6 million in 2001. The 2002 net sales included $62.2 million from TSI, which we acquired in December 2001. During 2002, TSI was combined with the operations of Computer Adaptive Technologies and renamed Promissor.

Cost of Sales Excluding Pre-publication and Publishing Rights Amortization

        Cost of sales excluding pre-publication and publishing rights amortization for the year ended December 31, 2002 decreased $41.0 million, or 8.0%, to $470.1 million from $511.1 million in 2001. Our cost of sales for 2002 included $4.4 million of inventory step-up expense compared to $22.0 million in 2001. This decrease, other than the effects of inventory step-up amortization, was primarily due to lower inventory obsolescence costs and favorable vendor pricing in 2002. For 2001, we incurred an additional $21.9 million of inventory obsolescence costs, mainly in K-12 Publishing, after disappointing performances in certain states' elementary school adoptions. Editorial costs in 2001 included $7.0 million of non-recurring costs directly related to the Vivendi Purchase. Cost of sales in 2002 also decreased as we renegotiated more favorable pricing from certain of our major vendors. As a percentage of sales, cost of sales decreased to 39.4% for 2002 from 45.3% in 2001. The lower percentage was also due to the acquisition of TSI, which has minimal cost of sales due to the nature of its business, the delivery of computer-based testing solutions.

Pre-publication and Publishing Rights Amortization

        Pre-publication and publishing rights amortization for the year ended December 31, 2002 increased $50.0 million, or 47.5%, to $155.2 million from $105.2 million in 2001. This increase was primarily due to having twelve months of publishing rights amortization during 2002 compared to six months of amortization during 2001 as a result of an increase in the fair value of the publishing rights due to the Vivendi Purchase. As a percentage of sales, pre-publication and publishing rights amortization increased to 13.0% in 2002 from 9.3% in 2001.

Selling and Administrative Expenses

        Selling and administrative expenses for the year ended December 31, 2002 increased $37.7 million, or 8.2%, to $496.2 million from $458.5 million in 2001. As a percentage of sales, selling and administrative expenses increased to 41.5% in 2002 compared to 40.6% in 2001. Selling and administrative expenses in 2001 included $44.1 million of non-recurring costs directly related to the Vivendi Purchase, a $4.0 million restructuring charge (consisting primarily of severance payments and lease termination costs) for the closing of our Morris Plains, New Jersey facility and $2.1 million of restructuring expense related to the integration of subsidiaries acquired from Vivendi. Selling and administrative expenses in the twelve months ended December 31, 2002 included approximately $10 million of retention payments and non-recurring costs related to the Vivendi Purchase and the Acquisition and a management fee of $6.0 million paid to Vivendi. The integration of TSI, which caused selling and administrative expenses to increase by $43.8 million, higher selling costs, due to an increase in the size of the sales force and increased sampling costs, reflecting more new adoption opportunities compared to the prior year, also contributed to the increase in selling and administrative expenses in 2002.

Intangible Asset Amortization

        Intangible asset amortization for the year ended December 31, 2002 decreased $0.2 million, or 11.1%, to $1.6 million from $1.8 million in 2001. The decrease in intangible asset amortization was due to the Vivendi Purchase. As at July 7, 2001, we revalued other intangibles, which reduced our amortization in 2001. As a result, intangible asset amortization as a percentage of sales decreased to 0.1% of sales in 2002 from 0.2% in 2001.

Goodwill Amortization

        Goodwill amortization for the year ended December 31, 2002 decreased 100.0%, to zero from $14.9 million in 2001. The decrease in goodwill amortization was due to our adoption of SFAS No. 141 and SFAS No. 142, pursuant to which we stopped amortizing goodwill after the date of the Vivendi Purchase.

Goodwill Impairment Charge

        For 2002, we recorded a $775.0 million charge relating to the impairment of the goodwill arising from the Vivendi Purchase.

Operating Income (Loss)

        Operating results for the year ended December 31, 2002 decreased $741.2 million to a loss of $703.5 million from income of $37.7 million in 2001. The operating loss for the year ended December 31, 2002 included a goodwill impairment charge of $775.0 million.

        K-12 Publishing.    The K-12 Publishing segment's operating results for the year ended December 31, 2002 decreased $514.8 million to a loss of $462.9 million from income of $51.9 million in 2001. The operating loss for 2002 included $505.4 million of goodwill impairment charge. Lower sales, higher publishing rights amortization due to the Vivendi Purchase and higher sampling costs due to increased sales opportunities, partially offset by the absence in 2002 of non-recurring expenses incurred in 2001 due to the Vivendi Purchase, lower restructuring expenses related to closing the Morris Plains, New Jersey office, lower markdown expense and lower manufacturing costs due to favorable pricing from our major vendors, were other significant contributing factors in the decrease in operating margin.

        College Publishing.    The College Publishing segment's operating results for the year ended December 31, 2002 decreased $216.2 million to a loss of $204.7 million from income of $11.5 million in 2001. The operating loss in 2002 included $226.3 million for the goodwill impairment charge. The combined effect of the goodwill impairment charge and higher publishing rights amortization, partially offset by higher sales and non-recurring costs in 2001 due to the Vivendi Purchase were the primary contributing factors in the decrease in operating income.

        Trade and Reference Publishing.    The Trade and Reference Publishing segment's operating results for the year ended December 31, 2002 decreased $36.2 million to a loss of $34.0 million from income of $2.2 million in 2001. The operating loss for 2002 included $43.3 million of goodwill impairment charge. The combined effect of the goodwill impairment charge and higher publishing rights amortization, partially offset by non-recurring expenses incurred in 2001 related to the Vivendi Purchase and restructuring expenses incurred in 2001 related to combining LKC, previously a Vivendi subsidiary, into Houghton Mifflin, were the primary drivers in the decrease in operating income.

        Other.    The Other segment's operating loss for the year ended December 31, 2002 decreased by $25.9 million, or 93.2%, to $1.9 million from $27.8 million in 2001. The lower operating loss was due to non-recurring expenses incurred in 2001 related to the Vivendi Purchase, the acquisition of TSI, which contributed operating income to the segment, and lower unallocated corporate expenses.

Net Interest Expense

        Net interest expense for the year ended December 31, 2002 decreased $0.6 million, or 1.4%, to $42.7 million from $43.3 million in 2001. The overall decrease in our net interest expense was due to lower interest rates, as Vivendi started funding our short term working capital needs partially offset by an increase in debt after the Vivendi Purchase. Net interest expense from affiliate loans was $10.1 million in 2001, all of which was charged in the period from July 7, 2001 to December 31, 2001, compared to $29.0 million for 2002.

Equity in Losses of Equity Method Investments

        For 2001, we recorded a $4.7 million loss using the equity method, which reflected our share of the losses from our equity interest in Classwell. As of August 15, 2001, Classwell was fully consolidated into our accounts. Subsequent to this date, we have had no other equity method investments.

Other

        During 2001, we recorded a charge for the write-down of an investment in an electronic library start-up company, which resulted in a pre-tax loss of $0.5 million. We also recorded $0.9 million of income related to the minority interest in 2001, representing the period in which we did not wholly own Classwell.

Income Taxes

        The income tax provision for the year ended December 31, 2002 decreased $0.2 million, or 1.6%, to $12.1 million from $12.3 million in 2001. For the period of Vivendi ownership, we were a member of Vivendi's U.S. consolidated tax group. However, we calculated our income tax provision on a stand-alone basis. For 2002, we recorded a tax expense of $12.1 million with an effective tax rate of 1.6%. The asset impairment charge was not tax deductible.

Excluding the impact of the asset impairment charge, the effective tax rate for 2002 was 42.0%.

        In 2001, we recorded a tax benefit of $35.9 million for the period prior to the Vivendi Purchase (the Pre-predecessor Stub Period) with an effective tax rate of (29.1)%, and a tax provision of $48.2 million for the Predecessor Stub Period, with an effective tax rate of 42.6%. The tax benefit in the first half of 2001 included an accrual of $8.9 million for settlement with the IRS resolving all outstanding matters related to a dispute about our corporate owned life insurance.

Discontinued Operations

        The loss from discontinued operations for the year ended December 31, 2002 increased $28.4 million, or 835.3%, to $31.8 million from $3.4 million in 2001. The results of Sunburst, which was sold in October 2002, and Classworks, which was sold in April 2003, are presented in discontinued operations. In 2002, we recorded a $31.9 million impairment charge primarily related to goodwill and other intangible assets allocated to Sunburst to reflect its sale value.

Preferred Stock Dividend and Redemption Costs

        The preferred stock dividend and redemption costs for the year ended December 31, 2002 increased $7.8 million, or 975%, to $8.6 million from $0.8 million in 2001. In October 2001, we issued shares of preferred stock of a subsidiary to a financial institution. This stock carried a 4.75% annual dividend rate for an after-tax charge of $3.6 million in 2002 and $0.8 million in 2001. These shares were auctioned and redeemed on December 30, 2002, prior to the Acquisition, and an additional after tax charge of $5.0 million was incurred to redeem the preferred shares.

Liquidity and Capital Resources

        Our sales seasonality affects our operating cash flow. We normally incur a net cash deficit from all of our activities through the middle of the third quarter of the year. We currently fund such seasonal deficits through the drawdown of cash and marketable securities, supplemented by borrowings under our revolving senior credit facility.

Operating Activities

        Net cash provided by continuing operating activities was $185.3 million for the year ended December 31, 2003, a $116.7 million decrease from the $302.0 million provided by operating activities during 2002. The decrease is primarily attributable to a net loss of $73.4 million that includes increased costs from retention agreements with key employees, higher costs incurred to operate as an independent company, including professional fees and employee related costs, and higher interest expense and debt extinguishment costs, partially offset by the increase in net sales. Changes in operating assets and liabilities used $86.2 million more cash during the year-ended December 31, 2003 in comparison to 2002 due to a tax refund received in 2002, higher pension contributions in 2003, and increased receivables due to higher sales, partially offset by lower inventories due mainly to lower purchases. Discontinued operations used $16.0 million less cash in 2003 than 2002 due to the timing of the respective sales of Classworks on April 1, 2003 and Sunburst on October 1, 2002. See "Investing Activities."

        Net cash provided by continuing operating activities was $302.0 million in the year ended December 31, 2002, compared to $252.5 million in 2001. The increase was primarily attributable to increased net sales and the greater effects on 2001 of non-recurring costs directly related to the Vivendi Purchase partially offset by higher selling costs reflecting more new adoption opportunities. Changes in operating assets and liabilities used $30.6 million more cash in 2002 than 2001 due to higher accruals in the Pre-predecessor Stub Period. The Pre-predecessor Stub Period includes the accrual for the non-recurring expenses that were subsequently paid on behalf of Vivendi and included in the Predecessor Basis financing activities, partially offset by lower income taxes due to an income tax refund received in 2002. Discontinued operations used $20.0 million more cash in 2002 than 2001 due to the timing of the sale of Sunburst on October 1, 2002. See "Investing Activities."

Investing Activities

        Cash used for continuing investing activities was $171.5 million for the year ended December 31, 2003, an increase of $31.0 million from the $140.5 million used in 2002. Higher acquisition activities of $44.7 million were partially offset by lower property, plant and equipment expenditures of $13.5 million due to a reduction in leasehold improvements and decreased spending on software development as certain initiatives to digitize our content were completed. Cash provided by discontinued investing activities decreased by $16.5 million primarily due to the disposal of Sunburst on October 1, 2002, net of investments in pre-publication and property, plant and equipment expenditures during the period prior to sale.

        Cash used for continuing investing activities was $140.5 million in 2002, a decrease of $5.7 million from the $146.2 million required in 2001. The decrease reflects a $22.1 million decrease in acquisitions partially offset by higher pre-publication expenditures of $6.8 million and higher property, plant and equipment expenditures of $8.9 million. The higher pre-publication expenditures were due to increased investment in new programs for sales opportunities in 2003 and beyond. The additional property, plant and equipment expenditures represent investments made for our new testing operations and the initiative to digitize our content. The net increase in cash provided by discontinued investing activities was primarily attributable to the sale of Sunburst in 2002, net of investments made in pre-publication and property, plant and equipment during 2002 and 2001, respectively.

Financing Activities

        Net cash provided by financing activities was $68.1 million for the year ended December 31, 2003. During 2003, we issued $600 million of 8.25%, 8-year notes due February 1, 2011 and $400 million of 9.875%, 10-year notes due February 1, 2013, resulting in net cash proceeds, net of borrowing costs, of $974.6 million. These proceeds were used to repay the $500 million senior subordinated bridge loan facility, the $275 million senior term loan under the previously existing senior credit facility, and $124.96 million of the $125 million, 7.00% 2006 Senior Notes. In October 2003, we also issued $265 million of 11.50% Senior Discount Notes due October 15, 2013. The proceeds from this issuance, net of borrowing costs, of $145.2 million were distributed to the stockholder as a return of capital. The Company also incurred $7.3 million of transaction related costs associated with the Acquisition paid on behalf of Parent.

        Net cash used in financing activities was $66.5 million in 2002, due primarily to the repayment of intercompany working capital of $43.3 million and transaction costs paid on behalf of Vivendi of $17.9 million.

        At December 30, 2002, net cash used to fund the acquisition of Houghton Mifflin and Kingfisher by Parent was $41.0 million. The net proceeds of $175.0 million from the issuance of senior term debt, $500 million from the issuance of senior subordinated bridge financing and $615 million of equity from Parent were used to fund the acquisition of Houghton Mifflin and pay the financing fees.

        The net cash used in financing activities was $95.9 million in 2001 due to the repayment of commercial paper of $183.8 million and transaction costs paid of $81.1 million partially offset by the net proceeds of long-term financing of $119.3 million and the net proceeds of intercompany working capital borrowings of $30.7 million. Vivendi funded our working capital requirements during their ownership period, resulting in the significant reduction in commercial paper borrowings during 2001.

        At December 31, 2003, we have a $325 million revolving senior credit facility for which we pay annual commitment fees of .75% on the unused portion. This agreement will expire on December 31, 2008 and requires us to comply with certain covenants, the most restrictive of which include maintaining certain interest coverage, leverage and senior leverage ratios. The facility is available until its maturity to fund our working capital requirements, capital expenditures and other general corporate needs. The facility is also available to issue letters of credit, of which $21.2 million were outstanding at year-end. The $21.2 million primarily represents letters of credit issued to back performance and surety bonds posted as security for our operating activities. Letters of credit outstanding are deducted from the borrowings available under the facility. At December 31, 2003, there were no other amounts outstanding under the facility.

Debt

        On a consolidated basis, our primary source of liquidity is cash flow generated from the operations of our subsidiaries while our primary liquidity requirements are for debt service, pre-publication expenditures, capital expenditures and working capital.

        In connection with the acquisition by Parent, Houghton Mifflin incurred substantial amounts of debt. Interest payments on this indebtedness have significantly increased its funding requirements. On January 3, 2003, Houghton Mifflin purchased $99.2 million of $100.0 million of its 2004 Senior Notes. Houghton Mifflin borrowed an additional $100 million pursuant to its senior term loan under its then existing senior credit facility to finance this purchase. On January 30, 2003, Houghton Mifflin issued $600.0 million of 8.250% senior notes that mature on February 1, 2011 and $400 million of 9.875% senior subordinated notes that mature on February 1, 2013. The senior subordinated notes were priced at 99.22% of principal amount to yield an effective interest rate of 10.0%. The net proceeds from these notes were approximately $974.6 million. The net proceeds from these two financings were used to repay Houghton Mifflin's $500.0 million senior subordinated bridge loan facility in full, the $275.0 million senior term loan under the senior credit facility and repurchase $124.96 million of its 2006 Senior Notes.

        Holdco incurred an additional $150.9 million (gross proceeds) of indebtedness in the private offering of the outstanding notes in October 2003. Holdco is the sole obligor of these notes. The notes will accrete to $265.0 million aggregate principal amount at maturity. At December 31, 2003, the accreted value of these notes was $155.2 million. As of December 31, 2003, Holdco had consolidated funded debt of approximately $1,290.7 million. Subject to restrictions in our revolving senior credit facility and the indentures governing the notes and Houghton Mifflin's existing notes, Holdco and Houghton Mifflin may incur additional indebtedness for capital expenditures, acquisitions and for other purposes. Each of the indentures governing the notes and Houghton Mifflin's indentures governing its existing notes requires the applicable issuer to have a Debt Compliance Cash Flow ratio of at least 2.0 to 1 in order to incur additional indebtedness beyond the existing revolving senior credit facility and certain other exceptions. For the year ended December 31, 2003, Holdco's Debt Compliance Cash Flow was $298.3 million, which would have yielded a ratio in excess of 2.0 to 1.

        Cash interest payments on the Holdco notes will be due and payable beginning in 2009. Holdco's primary source of liquidity for such payments will be cash flow generated from the operations of its subsidiary, Houghton Mifflin. However, the terms of certain of the indentures governing the existing notes of Houghton Mifflin significantly restrict Houghton Mifflin and Holdco's other subsidiaries from paying dividends, making distributions and otherwise transferring assets to Holdco. For example, the ability of Houghton Mifflin to make such payments is governed by a formula based on 50% of its consolidated net income (which, as defined in such indentures, excludes goodwill impairment charges and any after-tax extraordinary, unusual or nonrecurring gains and losses) accruing from April 1, 2003. In addition, as a condition to making such payments to Holdco based on such formula, Houghton Mifflin must have a Debt Compliance Cash Flow to interest expense ratio of at least 2.0 to 1 after giving effect to any such payments. Notwithstanding such restrictions, such indentures permit an aggregate of $25.0 million of such payments to be made whether or not there is availability under the formula or the conditions to its use are met. As of December 31, 2003, Houghton Mifflin was permitted to distribute $25.1 million to Holdco based on the formula for the purpose of paying interest on the notes.

        The Amended and Restated Credit and Guaranty Agreement provides the Company with a $325 million senior secured revolving credit facility (the "Revolver"). The Revolver includes various financial covenants such as certain leverage and coverage ratios. The ratios are calculated quarterly using EBITDA, which is defined as earnings before interest, taxes, depreciation and amortization and other adjustments allowed under the terms of the agreement, on a trailing twelve months basis. It also contains customary covenants, including limitations on the Company's ability to incur debt, and events of default as defined by the agreement. The Revolver also limits the Company's ability to pay dividends, to make advances and otherwise engage in inter-company transactions.

        The primary covenants under the Revolver are the total leverage ratio, the senior leverage ratio, interest coverage ratio and consolidated capital expenditures for 2003. For 2003, the Revolver requires the total leverage ratio to be no greater than 5.15:1; the senior leverage ratio to be no greater than 3.50:1; the interest coverage ratio to be no less than 2.10:1 and that consolidated capital expenditures not exceed $180 million.

        The unsecured 8.250% Senior Notes and the unsecured 9.875% Senior Subordinated Notes (together the "Senior and Senior Subordinated Notes") include various financial and customary covenants that limit the Company's ability to pay dividends, make investments or sell assets, and dispose of substantially all of our assets by sale or merger. Other covenants restrict the Company's ability to enter into certain transactions with affiliates.

        The Company was in compliance with the financial covenants for both the Revolver and the Senior and Senior Subordinated Notes, respectively, as of and for the year ended December 31, 2003.

        The following table sets forth our consolidated long-term cash contractual obligations as of December 31, 2003:

			Years Ending December 31,
	Total	2004	2005	2006	2007	2008	Thereafter
			(dollars in millions)
7.20% senior secured notes due 2011	$150.0	$—	$—	$—	$—	$—	$150.0
8.250% senior notes due 2011	600.0	—	—	—	—	—	600.0
9.875% senior subordinated notes due 2013	400.0	—	—	—	—	—	400.0
7.125% senior secured notes due 2004	.8	.8	—	—	—	—	—
11.50% senior discount notes due 2013	265.0	—	—	—	—	—	265.0
Other (capital leases)	.5	—	.5	—	—	—	—
Operating leases(a)	149.3	29.4	28.2	24.7	9.7	7.8	49.5
Management fees(b)	43.7	5.0	5.0	5.0	5.0	5.0	18.7
Retention plan(c)	7.6	7.6	—	—	—	—	—
Purchase obligations (d)	125.3	55.9	28.8	14.4	10.8	7.9	7.5

Total cash contractual obligations	$1,742.2	$98.7	$62.5	$44.1	$25.5	$20.7	$1,490.7

  (a)
  Represents minimum lease payments under non-cancelable operating leases.

  (b)
  Represents a management fee that Houghton Mifflin pays annually to the Sponsors. Under the terms of the arrangement, the management fee expires in 2012.

  (c)
  Approximately 800 of Houghton Mifflin's sales personnel, selected executives and other key employees are covered by retention arrangements under which Houghton Mifflin may become obligated to make remaining cash payments of up to $7.6 million. Payments of $16.7 million were made during 2003. Selected executives and key employees have selected, in lieu of receiving cash payments, to roll over approximately $4.6 million of that amount into equity in Parent. See "Management Rollover of Retention Payments and Deferred Compensation Plan."

  (d)
  Purchase obligations are agreements to purchase goods or services that are enforceable and legally binding. These goods and services consist primarily of author advances, subcontractor expenses, information technology licenses, outsourcing arrangements, external product development costs and inventory purchases.

        In addition to the payments described above, we have employee benefit obligations which will require us to make future payments. For example, we expect to make a $14.0 million cash contribution to our qualified defined pension plans in 2004 and to make payments of approximately $12.0 million in 2004 related to our previously reported restructuring plans. In addition, we expect to pay $1.7 million to Hans Gieskes, our previous Chief Executive Officer, as part of his severance package.

        We believe that based on current and anticipated levels of operating performance and conditions in our industries and markets, cash flow from operations, together with availability under the revolving senior credit facility, will be adequate for the foreseeable future to make required payments of interest on our subsidiaries' debt and fund our subsidiaries' working capital and capital expenditure requirements. We do not currently anticipate making dividend payments or distributions on our capital stock to Parent in the foreseeable future nor do we expect dividend payments or distributions on our capital stock to be a future trend. Based on our current expectations of the formula and exceptions under our indentures, we believe that Houghton Mifflin will be able to distribute cash to Holdco to meet its cash interest obligations on the notes when they are due and payable commencing in 2009. Any future acquisitions, partnerships or similar transactions may require additional capital, and there can be no assurance that this capital will be available to us. The seasonality of our sales affects our operating cash flow from quarter to quarter. We normally incur a net cash deficit through the middle of the third quarter of the year. Generally, we fund our ongoing obligations through our cash flow from operations and short-term borrowings.

        We are involved in ordinary and routine litigation and matters incidental to our business. There are no such matters pending that we expect to be material in relation to our financial condition, results of operations or cash flows.

Impact of Inflation and Changing Prices

        Although inflation is currently well below levels in prior years and has, therefore, benefited recent Holdco results, particularly in the area of manufacturing costs, there are offsetting costs. Our ability to adjust selling prices has always been limited by competitive factors and long-term contractual arrangements which either prohibit price increases or limit the amount by which prices may be increased. Further, a weak domestic economy at a time of low inflation could cause lower tax receipts at the state and local level, and the funding and buying patterns for textbooks and other educational materials could be adversely affected.

        Prices for paper moderated during the last three years. Overall, we expect modest increases in paper prices in 2004.

        The most significant investments affected by inflation include pre-publication, other property, plant and equipment and inventories. We use the weighted average cost method to value substantially all inventory. Over the last two years, we have negotiated favorable pricing from our major vendors, which has helped to stabilize our unit costs, and therefore our cost of inventories sold.

        Our publishing business requires a high level of investment in pre-publication for our educational and reference works, and in other property, plant and equipment. We expect to continue to commit funds to the publishing areas through both internal growth and acquisitions.

        We believe that by continuing to emphasize cost controls, technological improvements and quality control, we can continue to moderate the impact of inflation on our operating results and financial position.

Recent Accounting Pronouncements

        In November 2002, the FASB EITF released Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. EITF 00-21 establishes three principles: (a) revenue arrangements with multiple deliverables should be divided into separate units of accounting; (b) arrangement consideration should be allocated among the separate units of accounting based on their relative fair values; and (c) revenue recognition criteria should be considered separately for separate units of accounting. EITF 00-21 is effective for all arrangements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. Effective July 1, 2003, the Company adopted EITF 00-21, which decreased net income by $4.4 million for the year ended December 31, 2003.

        In December 2003, the SEC issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition," which supersedes SAB No. 101, "Revenue Recognition in Financial Statements." SAB No. 104 rescinds accounting guidance in SAB No. 101 related to multiple-element arrangements as this guidance has been superseded as a result of the issuance of EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." The adoption of SAB No. 104 did not have a material impact on our financial position or results of operations.

        In January 2003, the FASB issued FASB Interpretation Number ("FIN") 46, "Consolidation of Variable Interest Entities" and, in December 2003, issued a revision to that interpretation. FIN No. 46R replaces FIN No. 46 and addresses consolidation by business enterprises of variable interest entities that possess certain characteristics. A variable interest entity (VIE) is defined as (a) an ownership, contractual or monetary interest in an entity where the ability to influence financial decisions is not proportional to the investment interest, or (b) an entity lacking the invested capital sufficient to fund future activities without the support of a third party. FIN No. 46R establishes standards for determining under what circumstances VIEs should be consolidated with their primary beneficiary, including those to which the usual condition for consolidation does not apply. We adopted FIN No. 46 in the year ended December 31, 2003, and will adopt FIN No. 46R in the first quarter of 2004 for non-special purpose entities created prior to February 1, 2003. We do not expect a material effect from the adoption of FIN No. 46R.

        In May 2003, the FASB issued SFAS No. 150, "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity," which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variations in something other than the fair value of the issuer's equity shares or variations inversely related to changes in the fair value of the issuer's equity shares. Many such instruments were previously classified by issuers as equity. SFAS No. 150 became effective for Houghton Mifflin at the beginning of the third quarter of 2003. Houghton Mifflin does not currently have financial instruments with the characteristics of liabilities and equity. Accordingly, the implementation of SFAS No. 150 did not have an impact on Houghton Mifflin's consolidated financial statements.

        In December 2003, the FASB revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The revised statement requires additional disclosures, including information about plan assets and the benefits expected to be paid and contributions expected to be made in future years. The additional disclosure requirements are effective for U.S. plans in 2003 financial statements and for non-U.S. plans in 2004 financial statements. We have provided the disclosures required for its pension plans in 2003.

        At the January 7, 2004 meeting, the FASB finalized its discussions of the proposed Financial Staff Position ("FSP") SFAS No. 106a, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." The proposed FSP was issued for comment in December 2003 to address the accounting and disclosure implications that are expected to arise as a result of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"), which was enacted on December 8, 2003. The Act introduces a prescription drug benefit under Medicare ("Medicare Part D") as well as a federal subsidy to sponsors of retiree healthcare benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The issue is whether an employer that provides postretirement drug coverage (a plan) should recognize the effects of the Act on its accumulated postretirement benefit obligation and net postretirement benefit costs and, if so, when and how those effects should be accounted for. Specific authoritative guidance on the accounting for the federal subsidy is pending and the guidance, when issued could require us to change previously reported information. The proposed FSP permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Act. We have elected to postpone the election until a final FSP is issued. In accordance with this FSP, the net periodic postretirement benefit cost does not reflect the effects of the Act on the plan. We are currently evaluating the impact of the Act on its financial statements.

Quantitative and Qualitative Disclosure About Market Risk

        We are exposed to certain market risks as part of our on-going business operations. Our primary exposure following consummation of the Acquisition includes changes in interest rates as borrowings under our senior credit facility bear interest at floating rates based on the

London InterBank Offered Rate ("LIBOR") or prime rate, in each case plus an applicable borrowing margin which is currently 3.25% for LIBOR loans and 2.25% for prime rate loans. We manage our interest rate risk by balancing the amount of fixed-rate and floating-rate debt. For fixed rate debt, interest rate changes affect the fair market value but do not affect earnings or cash flows. Conversely, for floating-rate debt, interest rate changes generally do not affect the fair market value but do impact our earnings and cash flows, assuming other factors are held constant. Up to $325.0 million of floating-rate borrowings are available under the revolving senior credit facility subject to borrowing base limitations. Interest paid on borrowings under the revolving senior credit facility, subsequently repaid, in the year ended December 31, 2003, totaled $3.2 million. Consequently, a 10% change in market interest rate percentages had no material impact on our results of operations. At December 31, 2003, there were no borrowings outstanding under the revolving senior credit facility.

        We may use derivative financial instruments, where appropriate, to manage our interest rate risks. However, as a matter of policy we will not enter into derivative or other financial investments for trading or speculative purposes. At December 31, 2003, we maintained interest rate swap agreements that effectively converted $200.0 million of the Company's 8.25% fixed rate senior unsecured debt to a floating rate. These swap agreements do not qualify for hedge accounting as the underlying debt securities have a maturity date of 2013 and the interest rate swaps expire in 2007. As such changes in the fair value of these swaps are recorded as interest expense in the consolidated statement of operations. The swaps had minimal impact on our operating results for 2003. We do not have any speculative or leveraged derivative transactions.

        The fair value of our debt instruments at December 31, 2003 was as follows:

Fair value $ million
$150 million 7.2% notes due 2011	$160.9
$600 million 8.25% notes due 2011	642.0
$400 million 9.875% notes due 2013	440.0
$265 million aggregate principal amount at maturity of 11.50% senior discount notes due 2013	170.9
Other	1.1

$1,414.9

        Most of our sales are denominated in U.S. dollars; thus our financial results are not subject to any material foreign currency exchange risks. A 10% change in the exchange rate of the U.S. dollar against other major currencies would not have a material impact on our results of operations.

Off-Balance Sheet Transactions

        We do not have any off-balance-sheet financial instruments and we are not party to any off-balance sheet transactions.

Outlook

        There are fewer adoption opportunities for the Company in 2004 than in 2003. As a result, we expect a decline in total Company net sales in the mid to high single-digit percent range. The decline in net sales, combined with an increase in benefit costs, system implementation and costs associated with our growth plans for 2005 and beyond, will likely result in lower operating income.

BUSINESS

Our Company

        We are a leading publisher in the K-12 and college education, trade and reference, and educational, clinical and professional testing markets in the United States. We believe that many of our products are critical to the education of the country's student population. In the K-12 education market, we focus on core subjects such as reading, language arts, literature, mathematics, world languages, and social studies, which we believe represent that market's largest and highest priority funding areas. We also provide K-12 educational and clinical assessments and related services. In the college education market, we primarily target introductory courses with the largest enrollments. In the trade and reference market, we publish an extensive line of fiction and non-fiction books for adults and children, dictionaries and other reference materials. In the professional testing markets, we provide various testing and assessment products and services.

        We have brands such as Houghton Mifflin, McDougal Littell, Write Source and Riverside, titles such as the Iowa Tests of Basic Skills, the Woodcock-JohnsonIII Complete Battery, The American HeritageDictionary and the Curious George family of children's books, as well as publishing rights for titles by many award-winning authors. We were incorporated in 1908 and have antecedents dating back to 1832; over that time, we believe we have built a reputation as one of the premier U.S. publishing houses.

        Most of our sales are derived from multi-year educational programs, which contribute significant sales in the first year and residual and supplemental sales in subsequent years. We have highly diverse and long-standing customers. Our products are typically revised every three to five years in K-12 publishing and every three to four years in college publishing. In the trade and reference market, many of our products have generated sales for decades. We believe we are known for our quality content, our effective teaching methods and our superior customer service.

        Historically we have generated strong internal growth by leveraging our content-based portfolio of products, our customer relationships and our experienced sales force.

        Our diverse product offerings are classified into four operating segments: K-12 Publishing, College Publishing, Trade and Reference Publishing and Other.

Industry Overview

        We are one of the largest participants in the instructional materials and testing portion of the U.S. educational publishing industry. The spending in this sector was estimated to be almost $11 billion in 2001, which was comprised of: (i) $6.9 billion for K-12 educational materials, with textbooks estimated to account for almost half of that amount; (ii) $3.2 billion for new college instructional materials; and (iii) $850 million for educational testing. Our target educational publishing, testing and assessment markets benefit directly from government spending on education, which aggregated more than $350 billion in 2001, including spending on teacher salaries, infrastructure, transportation, instructional materials and other items. According to the U.S. Department of Education, total government spending on K-12 education in the United States has grown at an approximate 8% CAGR over the past 30 years. State and local sources account for over 90% of total K-12 educational funding in the United States.

        We believe our targeted educational publishing markets will benefit from the positive demographic trend of increasing college enrollment and a favorable long-term K-12 funding environment. K-12 enrollment in the United States grew from approximately 47 million students in 1991 to approximately 53 million students in 2002 and is predicted to remain steady for the next eight years. Educational spending has outpaced enrollment growth, with spending per K-12 student increasing from approximately $5,400 in the 1990-91 school year to approximately $8,000 in the 2000-01 school year. We believe the recent K-12 funding trend is characterized by an increased focus on accountability and student assessment. Additionally, we believe this spending will continue to be augmented by the increased emphasis on education, most prominently evidenced by the NCLB Act, which focuses on accountability, student assessment and increased federal spending on education and includes the Reading First initiative targeting K-3 reading improvement. We believe that this type of federal legislation will also significantly increase future demand and funding for student assessment. College enrollment in the United States grew from approximately 14 million students in 1998 to more than 15 million students in 2002 and is estimated to grow to 18 million students in 2011. The market for new college textbooks is estimated to have grown from $2.9 billion in 1999 to a projected $3.9 billion in 2003.

        We also compete in the trade and reference publishing market and in the professional assessment market. Sales of trade titles grew steadily from approximately $6.1 billion in 1998 to approximately $7.1 billion in 2003. We estimate that the portion of the professional assessment market in which we primarily compete, which includes licensure, accreditation and general skills measurement, is approximately $900 million as of 2001 with a highly fragmented customer base and numerous niche participants competing in various segments.

Our Business Strengths

        Historically, we have experienced strong net sales and stable operating margins. We believe this strong operating performance is due to a number of core strengths, which include the following:

        Leading Market Positions.    We are a leader in the markets in which we compete. In our targeted K-12 subjects, we have significant market shares in elementary school reading and language arts and mathematics and secondary school language arts, mathematics, social studies and world languages. For example, based on internal estimates, we believe that we captured approximately 40% of the elementary school reading new business in 2002. Our College division is a leader in its targeted courses, which are generally the largest introductory college courses, and in the high school advanced placement market. We believe we are also a leader in the educational, clinical and professional testing markets. Our Trade and Reference division generates strong sales from our backlist of titles that includes winners of twenty-seven Pulitzer Prizes, nine National Book Awards, six New York Times "Notable Books of the Century" awards, ten Caldecott Medals and ten Newbery Medals.

        Recognized Brands, Titles and Authors.    We believe that our reputation provides us with opportunities to attract and retain distinguished authors in each of our markets. With more than a century of experience in the educational publishing market, we have developed many recognized brands. The Houghton Mifflin, McDougal Littell, Write Source and Riverside brands are recognized in the K-12 markets. In the assessment industry, we believe the Iowa Tests of Basic Skills and the Woodcock-Johnson III Complete Battery are market leaders. In the college market, many of our textbook authors, including Ron Larson (mathematics) and Belverd E. Needles, Jr. (accounting), are among the recognized textbook writers in their respective fields. Our Trade and Reference division has also published works by distinguished authors, including Henry David Thoreau, Winston Churchill, Philip Roth and Jhumpa Lahiri, author of the 2000 Pulitzer Prize winner for fiction. Our extensive backlist of trade and reference titles, which includes the Curious George family of children's books, the American Heritage dictionaries, Peterson Field Guides and the U.S. editions of J.R.R. Tolkien's The Hobbit and The Lord of the Rings trilogy, has provided recurring book sales from generations of readers.

        Diverse Portfolio of Businesses and Products.    We target a focused set of markets with each of our operating segments, reducing our dependence on any single segment. We offer a diverse portfolio of leading products and services within each of these areas, including textbooks, workbooks, supplemental materials, technology-based products, teaching guides, various types of standardized tests, professional assessment products and a range of trade and reference titles. In the K-12 market we focus on core subjects, such as reading, language arts, literature, mathematics, world languages and social studies. As these subjects are essential to K-12 education, they represent the most significant market opportunities and highest priority funding areas. Similarly, in the college market, we target the largest introductory college courses in core disciplines. By choosing to compete in a select number of K-12 subjects and college disciplines, we seek to maximize our returns on capital investments. In the trade and reference market, we focus on maximizing net sales from our extensive backlist, as well as developing promising new authors and titles.

        Long-Term Customer Relationships Sustained by Experienced Educational Sales Force.    We believe our company's customer relationships, many of which have lasted for decades, provide us with a significant competitive advantage. Our customer relationships are built by our sales force around our full-service offering of teaching tools, training and methods. We believe that we have one of the most experienced sales forces in the U.S. educational publishing industry and are known for our superior customer service. Our educational sales force continually canvasses its territories to better understand the requirements of teachers and professors, and works closely with our editorial staff. Our K-12 sales representatives, a large majority of whom are former educators, cultivate long-term relationships with various state-, district- and school-level administrators through sales activities, as well as customer service, product support and training.

        Significant Economies of Scale and Barriers to Entry in U.S. Educational Publishing Markets.    As one of the largest competitors in each of our targeted educational publishing markets, we benefit from significant economies of scale. We recognize significant competitive advantages as a result of our scale, including the ability to: (i) develop complete educational programs and other publications cost-effectively; (ii) use our educational sales force to sell multiple products across the K-12 and college markets and to expand into new product offerings more easily; (iii) obtain volume purchasing benefits from our suppliers; (iv) leverage our fixed costs to enhance profitability; and (v) use our strong platforms as the foundation for future growth and expansion. These benefits, combined with the significant lead-time required to develop a program and the strength of our long-term customer relationships, create significant barriers to entry in the U.S. educational publishing markets.

        Experienced and Motivated Management Team.    Our senior management team has significant publishing and educational expertise. Our senior corporate executives and divisional managers have an average of more than twenty years of experience in the publishing and education industries and ten years of experience with us or one of our predecessor companies. Our management team is responsible for developing our strategy, the implementation of which has resulted in leading market positions and strong historical operating performance. The team has substantial expertise in developing and maintaining customer and supplier relationships, achieving organic growth and completing and integrating acquisitions. We expect that our senior management team will own a meaningful share of our equity through equity investment and an option plan.

Our Business Strategy

        We continually strive to develop high-quality content and deliver it to the marketplace using various media to advance education and literature. We intend to leverage core strengths to continue broadening our portfolio of products and services across our segments resulting in increased growth, diversity and scale. Our strategy to achieve these goals includes the following elements:

        Leverage Leadership Positions into Future Market Opportunities.    We intend to leverage our strong market shares and current leadership positions by expanding our product offerings into additional K-12 core subjects and college disciplines as well as other college markets, thereby enabling us to increase growth and profitability. We believe our success in recent adoptions in the K-12 market (such as the California elementary school reading adoption in 2002) will carry over into future years, not only through the sales of residuals and supplemental materials, but also in the high levels of interaction with and access to customers that it will afford our sales force. We also believe that our recent successes in the K-12 educational testing markets will positively influence our ability to win future state testing contracts. In the College division, we believe we will be able to leverage our success by expanding our franchises and upper-level offerings into complementary disciplines and capitalizing on further growing related market opportunities (such as in the high school advanced placement market and upper-level college courses). In the Trade and Reference division, we plan to capitalize on our extensive backlist.

        Capitalize on Trends in the U.S. Education Market.    We believe education in the United States is experiencing several significant trends, including: (i) increased focus on accountability; (ii) increased federal funding for educational materials in core disciplines; (iii) broadening acceptance of technology; and (iv) increased college enrollment. Through strong, long-standing relationships with local, state and federal entities and through an existing platform for sophisticated technology products, we believe we are well-positioned to capitalize on these trends. We design our educational programs based on extensive research and input from key local and state decision makers and we have an established tradition of supporting effective teaching. Consequently, we expect to benefit from both recent federal funding initiatives (such as Reading First) and federal legislation (such as the NCLB Act), which emphasize the importance of selecting proven teaching methods and materials. Similarly, the importance of technology in the classroom has increased significantly over the past decade, requiring expertise and scale to design efficiently the requisite supplemental tools to serve customers' needs. Furthermore, favorable K-12 and college enrollment trends provide a stable and growing base of end-users.

        Continue to Maximize Operational Efficiency.    In recent years, we have streamlined our editorial, production and distribution processes to maximize profitability. The results include enhancements to our procurement process, reductions in our overhead costs and the integration and rationalization of our technology spending. We anticipate further operating efficiencies by fully implementing measures already in place, and believe there is even more potential for efficiency through planned initiatives. We have an extensive plan to digitize the editorial work-flow by storing and indexing content digitally for flexible reuse across divisions. A successful pilot program is already operating in our College division. The digitization effort is one component of a company-wide effort to integrate technology platforms across divisions to minimize total costs. Similarly, we are developing a single platform for all divisions to use for online publishing and web delivery, which should further maximize operating efficiencies. Additionally, we are upgrading our inventory management system to improve our ability to track products in stock and reduce our working capital.

        Pursue Opportunistic Acquisitions.    We have historically pursued opportunistic acquisitions of niche publishers to enhance our portfolio of products and leverage our infrastructure. We believe the educational publishing industry has many small publishers that cannot compete effectively given their limited scale. We believe some of these companies may represent attractive acquisition candidates.

Business Segments

K-12 Publishing

Overview

        Our K-12 Publishing segment develops and markets comprehensive educational programs and assessments targeted to the more than 53 million students in over 115,000 elementary and secondary schools in the United States, principally in the core academic subjects. Our products and services include textbooks, workbooks, supplemental materials, technology-based products, teaching guides and other resources, and provide teacher training, as part of a full-service offering to schools, educators and students. We believe we are well-known for our quality content, our effective teaching methods and our customer service. With an extensive in-house editorial staff supplemented by external specialists, the Company develops programs that can be aligned to state standards and customized for specific state requests. In addition, through Riverside, our K-12 Publishing segment offers a wide range of well-regarded educational, cognitive and developmental standardized testing products in print, CD-ROM and online formats, targeting the educational and clinical assessment markets. We believe Riverside is a leader in norm-referenced tests ("NRTs") and also provides CRTs. We have a number of long-standing and recognized brands, including Riverside, the Iowa Tests of Basic Skills, the Woodcock-Johnson III Complete Battery and the Stanford-Binet Intelligence Scales Test.

        In the educational publishing industry, materials are often described as "basal" or "supplemental." Basal materials are comprehensive programs intended to provide a complete course of study in a subject, either at a single grade level or across grade levels, and are the primary source of classroom instruction. They typically include a student textbook and a variety of ancillary materials such as teacher's editions, charts, classroom displays, classroom handouts, workbooks, tests, CD-ROMs and online materials. Supplemental materials provide focused information about a topic, or practice in a particular skill, but not the comprehensive system of materials offered in a basal program. These materials are used both as alternatives and as supplements to core basal textbooks, enabling local educators to tailor standard programs to the specific needs of their students cost-effectively. Unlike K-12 basal programs, supplementals are purchased irrespective of adoption schedules, creating net sales and earnings that do not vary greatly with the adoption cycle. In addition, the development of supplemental materials tends to require significantly less capital investment than the development of a basal program.

Adoption Process

        Adoption is the process by which public elementary and secondary schools select and purchase new instructional materials. The terms "adopt" and "adoption" are often used to describe the overall process of a state governing body's official approval of basal programs for selection and purchase by that state's school districts, or an individual school or school district's selection and purchase of basal materials.

        Twenty states approve basal programs on a statewide basis for a particular subject ("adoption states"). These states represent approximately one-half of the U.S. elementary and secondary school-age population. The selections typically occur every five to seven years according to a schedule publicized many years in advance. Historically, deviations from announced adoptions have been minimal. The funding for the purchase of the materials in an adoption state is approved at the state level and is appropriated by subject. Typically, a school or school district within an adoption state may use state funding to purchase instructional materials only from the list of programs that have been adopted by the particular state's governing body. After the state entities have approved instructional materials, individual schools later decide the quantity and timing of their purchases.

        In the other states, referred to as "open states" or "open territories," each individual school or school district can purchase materials without restrictions. Schools and school districts in open territories often consider decisions made in large adoption states when making their own purchasing decisions.

        In adoption states, the state school board's decision to approve a certain program developed by an educational publisher depends on recommendations from textbook committees, which are often comprised of educators and curriculum specialists. To ensure the approval and subsequent successful marketing of a new textbook program, we conduct extensive market research, including: (i) discussions of the planned curriculum with the state level curriculum advisors to secure their support; (ii) development of prototype textbooks that are focus-tested with educators, often against competing programs, to gather feedback on the program's content and design; and (iii) incorporation of qualitative input from existing customers in terms of classroom needs. Historically, it has been rare that any of the major educational publishers has failed to have a program listed in a state for which it has invested significantly in development. However, a publisher's ultimate market share in a given state will generally depend on the quality of its program and materials, the magnitude of its marketing and sales efforts and the strength and nature of its relationships with key decision makers at the district level.

        We generally develop a national edition for sale in open territories and smaller adoption states, while customizing the program for states that represent large purchasing opportunities. The sales organization presents to school boards and textbook selection committees, which in turn make recommendations to departments of education in adoption states and to district level school boards in open territories. We believe that documented success in adoption states, especially California, Texas and Florida, which in the aggregate comprised almost 25% of the market in recent years, can often positively influence a publisher's sales efforts in open territories.

        Once an adoption schedule is set, we analyze upcoming opportunities and begin to develop content for our basal programs. The preparation for any new program includes an upfront investment in research and editorial costs, which generally begins up to three years before a major new adoption. Additional investment is required to tailor content to specific adoption states, with the amount of the investment depending upon the potential size of the opportunity but generally being less than the initial investment. Because the adoption cycle is staggered by subject, positive cash flows from existing programs are used to finance spending for new program development.

        Supplementary materials and assessments are not adopted through this process. Supplementary materials are sold as off-the-shelf materials to schools and districts. Assessment programs are either bought as custom programs for state-wide assessment, following an RFP process, or as off-the-shelf products in schools and districts.

Operations

        Our K-12 Publishing segment operates through five divisions: School, McDougal Littell, Great Source (including CCI), Riverside and Edusoft. Each division benefits from strong relationships with its customers developed over many years through a service-based approach to designing, marketing and implementing its programs.

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  School.  Our School division develops and markets leading basal programs for the K-8 market utilizing the long-standing Houghton Mifflin brand. The division focuses its publishing portfolio on the subjects that have consistently received the highest priority from educators and politicians, namely reading, language arts (including spelling and English), mathematics and social studies. In each subject, we design comprehensive learning programs and then market a variety of proprietary products to maximize teaching effectiveness, including textbooks, workbooks, teachers' guides and resources, audio/visual aids and technology-based products. The School division is a market leader in reading, language arts and mathematics.

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  McDougal Littell.  Our McDougal Littell division develops and markets leading basal programs for the 6-12 market utilizing the McDougal Littell brand. The division publishes products and provides services in five of the six major educational subjects: literature/language arts, mathematics, social studies, world languages and science. Vocational studies is the only core subject in which McDougal Littell does not compete. McDougal Littell's editorial process is designed to produce high-quality materials that will appeal to state education departments, school districts and educators. The editorial process, like that of the School division, involves significant market research. McDougal Littell designs broad programs for middle school grades and course-specific products for high school.

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  Great Source.  Our Great Source division develops and markets leading instructional, curriculum-based educational supplements for pre-kindergarten through grade twelve utilizing various brands, including the Write Source brand. The division offers such products as handbooks, instructional kits, summer school and after-school curricula, consumable student practice books and test review books, as well as other resources. These materials supplement the core curriculum, allowing local educators to tailor standard programs for the specific needs of their students cost-effectively. Successful in both adoption and non-adoption situations, many of Great Source's product lines sell well outside the adoption cycle, creating a recurring revenue stream that does not vary greatly with the adoption schedule. Great Source enjoys strong brand recognition in all of its subject segments, and its Write Source handbooks are leaders in the writing segment.

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  Riverside.  Our Riverside division develops and markets testing and assessment products for the K-12 and clinical markets. The division's tests include: (i) NRTs, which compare students to national performance levels; (ii) CRTs, which are standards-based educational assessments, frequently customized for state educational entities; and (iii) clinical tests, which assess intellectual, cognitive and behavioral development. We believe Riverside traditionally has been an NRT leader through its Iowa Tests of Basic Skills and publishes CRTs for several states including New Jersey, Washington, Ohio and New York. Our clinical tests include the prominent Woodcock-Johnson III Complete Battery and the Stanford-Binet Intelligence Scales Test. Additionally, we believe Riverside's Gates-MacGinitie Reading Tests, Diagnostic Assessments of Reading and Basic Early Assessment of Reading are well positioned to meet the assessment requirements instituted under the NCLB Act.

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  Edusoft.  Our Edusoft division develops and sells testing technology to the K-12 market. The Edusoft product is a web-based assessment platform that helps school districts, administrators, teachers and parents track student performance on state standards through three kinds of tests: state exams, district benchmarks and in-class teacher tests. Our testing and reporting solution gives districts the information they need to help improve instruction and student performance.

Sales and Marketing

        Our major regional sales offices for the K-12 Publishing segment are in California, Georgia and Texas. Each division in the K-12 segment has its own dedicated sales force, comprised largely of former educators. The School and McDougal Littell divisions each employ a sales force in excess of 200 people. The Great Source and Riverside sales forces are smaller. The Great Source sales force works with the School and McDougal Littell divisions to maximize customer relationships. McDougal Littell also markets our College division's texts for high school advanced placement courses.

        We focus on maintaining strong relationships with decision-makers in the adoption states, including teachers, district administrators and state policymakers. Our sales forces canvass the open territory states, strengthening relationships with decision-makers. Marketing efforts begin at the conception of the development of a new program. In the case of states where our programs are already established, marketing efforts are continuous. Formal market research efforts include educator focus groups, prototypes of student and ancillary materials and comparisons against competing products. Additional informal market research includes ongoing feedback from the sales force in identifying teachers' and students' requirements. Our marketing and editorial staffs work together closely to incorporate the results of research into product development and to develop the most updated, research- and needs-based curricula. Once product development is complete, our sales campaign involves product presentations and sampling along with presentations by key authors. Sending free sample copies is an essential part of marketing instructional materials. In addition, once a program is purchased, we may provide a variety of free materials to purchasers. These free materials, usually called "implementation" materials, are a cost of doing business. We also conduct training sessions within a school district that has purchased our materials to help teachers learn to use our products effectively and provide professional development services for which we can charge fees.

College Publishing

Overview

        Our College Publishing segment publishes textbooks, ancillary products such as workbooks and study guides, technology-based instructional materials, teacher materials and other materials, primarily for introductory college-level courses. We target the more than 15 million students in over 4,000 institutions in the post-secondary higher education market. We have a portfolio of titles written by highly respected college authors and concentrate on the largest introductory college courses in core disciplines such as mathematics, chemistry, history, psychology, modern languages, accounting, business and remedial studies, although some recent growth has come from new publications for upper-level courses. Our library of titles for introductory college courses enables us to generate significant sales in the high school advanced placement market.

        In the post-secondary market, the faculty generally selects the textbooks and other materials to be used in class, acting either as a committee or individually. Affiliated college bookstores and large retail chains order post-secondary educational materials based on professors' selections for purchase by college students. Historically, approximately 30% of all student purchases in the college market are used books. In the private career school market, the institution generally purchases products directly from the publisher and requires students to purchase those products from the institution as part of the tuition. For high school advanced placement courses, which generate a significant portion of the College division's net sales, the selection of college-level materials is made through the adoption or open-territory selection processes described above.

        College textbooks generally are updated every three to four years by authors and publishers. Textbooks with a current-year copyright date are referred to in the industry as "frontlist," textbooks with a subsequent year copyright date are referred to as "early in-stock," and textbooks with an older copyright date are referred to as "backlist." The success of each year's frontlist and early in-stock titles significantly influences sales of backlist titles in subsequent years. Consequently, most of the selling and marketing activities of college publishers focus on promoting frontlist and early in-stock titles.

Operations

        The College division's products are offered primarily to the post-secondary higher education market in traditional print, electronic and Internet-based formats; virtually all major print textbooks now have an integrated technology component such as a website or multimedia CD-ROM. The College division also sells many of its products to high school advanced placement courses through a dedicated advanced placement sales force within McDougal Littell and to certificate-granting, for-profit institutions that offer skill-based training and job placement.

        We believe we have an expertise in identifying strong authors and building franchises around them. We have a portfolio of titles by highly regarded authors who are experts in their respective disciplines. Our authors, as is common industry practice, agree to certain non-compete provisions that prevent them from authoring for other publishers' books and technology-based products that directly compete with the products that they create for us. We believe we have an excellent track record of supporting our authors for many years, regularly assisting in the release of new editions. The College division's authors include Ron Larson, a best-selling mathematics expert, Belverd E. Needles, Jr., a leading authority in accounting, and many other recognized textbook writers. Authors who are experts in their field write the majority of a book while the in-house editorial staff focuses on pedagogical development, layout, graphics and refinement.

        A significant portion of our college content is digitally stored and indexed, which enables the efficient development of new electronic and print products, which optimizes the customization process and allows publication in concurrent multi-media formats. Additionally, with nearly all college students utilizing the Internet, the College division supports more than 600 textbook-related websites for students and professors.

Sales and Marketing

        The College division employs a sales and marketing force in excess of 180 people that promotes products to college faculty through a combination of on-campus visits, shipments of sample products and direct marketing. As professors have embraced e-mail and the Internet to a greater extent in recent years, the role of direct marketing, especially e-mail correspondence, has increased significantly. Our sales force continually canvasses college faculty with our products and promotes the reputation and quality of our authors and textbooks. In addition, a dedicated McDougall Littell sales force sells advanced placement products in the high school market.

Trade and Reference Publishing

Overview

        The Trade and Reference Publishing segment consists of the Trade and Reference division, a publisher of quality fiction and non-fiction books for adults and children, dictionaries and other reference materials and Kingfisher, a U.K.-based publisher of childrens' fiction and non-fiction titles and reference materials for the trade market worldwide.

        Trade publishing is estimated to be an approximately $6.4 billion market with a variety of large and niche publishers. Publishers compete in this market by developing a portfolio of books that are in demand, continually seeking out and promoting talented writers and offering their works at competitive prices. Within the broader trade publishing market, we are a niche publisher specializing in high-quality adult and children's books that generate strong backlist sales. Among our publications, our adult list includes fiction, non-fiction, field guides and cookbooks. Our children's list includes board books, picture books and young adult novels. We believe our editorial staff is respected in the industry and our marketing and publicity strategies have played a crucial role in attracting top authors and illustrators. The market for reference materials, including dictionaries and thesauruses, is characterized by stable spending patterns and significant concentration among a small number of brands. Despite the growing accessibility and desirability of the Internet as an information source, we believe the Internet has not significantly affected the usage levels of print dictionaries and thesauruses, which offer relative convenience and ease of use. Nevertheless, we believe web-based and other electronic resources will continue to develop and drive industry growth by addressing changing consumer behavior. Moreover, certain reference publishers, including us, have taken steps to digitize existing content in order to exploit online opportunities. Typically, these publishers will license their content to online providers.

Operations

        The Trade and Reference division publishes quality fiction and non-fiction books for adults and children, dictionaries and other reference works under brands such as Houghton Mifflin, Mariner Books, Clarion Books and American Heritage dictionaries. Renowned titles include J.R.R. Tolkien's The Lord of the Rings trilogy published in the United States, the Curious George family of children's books, The Polar Express by Chris Van Allsburg, the Best American series and Peterson Field Guides. We have published works by such popular authors as Winston Churchill, Henry David Thoreau, Pulitzer Prize and National Book Award-winner Philip Roth, Pulitzer Prize-winning historians Garry Wills and Arthur M. Schlesinger, Jr., 2000 Pulitzer Prize-winner Jhumpa Lahiri, 2002 Caldecott Medal-winner David Wiesner and 2002 Newbery Medal-winner Linda Sue Park. Our publishing backlist contains many notable classics, including titles that have received twenty-seven Pulitzer Prizes, nine National Book Awards, six New York Times "Notable Books of the Century," ten Caldecott Medals and ten Newbery Medals. Our Trade and Reference division generates a majority of its sales from its backlist of more than 3,000 titles, thereby reducing its dependence on introducing bestsellers each year.

Sales and Marketing

        The Trade and Reference division's marketing and publicity strategies focus on both booksellers and end consumers and contribute significantly to the success of an author and/or title. The Trade and Reference division employs a highly-experienced sales force that principally covers the reseller marketplace, including retail chains, independent bookstores, online booksellers, wholesalers and a variety of non-traditional book outlets. We also use our other divisions' sales forces to sell trade and reference products into the K-12 and college markets. Reference materials, in particular, are sold to K-12 schools and colleges, as well as to office supply distributors and businesses. Our Trade and Reference division also licenses book rights and content to paperback publishers, book clubs, websites and other publishers as well as electronic businesses in the United States and abroad.

Other

Overview

        Promissor is a developer and provider of testing services and products for professional certification and licensure. Generally, the professional assessment market has a highly fragmented customer base with numerous niche participants competing in various segments. Regulatory and professional associations typically select vendors based on detailed responses to extensive requests for proposals. We believe the test-vendor selection process is generally based on a combination of variables that represent "best value" to the agency or organization, including the vendor's reputation as a quality service provider and is primarily based on the quality of the service provided and the nature of the relationship developed with the key decision-maker. Services are contracted for multiple years and are characterized by high renewal rates. In addition, this segment includes unallocated corporate items.

Operations

        Promissor provides testing services and products for professional certification and licensure as well as employment screening, placement, and evaluation in the United States and internationally. Promissor and its predecessors have operated in the assessment industry for more than twenty years. This division has approximately 140 proprietary testing centers nationwide. In addition, it offers information technology and other certification testing services at over 500 locations internationally. It works with clients to design assessment solutions, provide content management software tools, and deliver tests or support services. On behalf of its regulatory and professional association clients, Promissor provides the tests required to license or certify insurance brokers, nurse aides, real estate agents, and many other occupations and professions.

Sales and Marketing

        Promissor markets its services to regulatory, licensing and certification entities, trade associations, and corporations.

Printing and Binding; Raw Materials

        We outsource the printing and binding of our products, with approximately 80% of our printing currently handled by Quebecor Publishing, R.R. Donnelly & Sons, Banta Corporation, Von Hoffman Press, Webcrafters and Lehigh Press. We have a procurement agreement with each printer that provides volume and scheduling flexibility and price predictability. We have a longstanding relationship with each printer.

        Paper is one of the principal raw materials we use. We purchase our paper directly from four suppliers and one paper merchant with whom we have various agreements that protect against price increases. We have not experienced and do not anticipate experiencing difficulty in obtaining adequate supplies of paper for our operations, as we have contracts with numerous reliable suppliers that assure us 100% availability on all main paper grades that we procure. While local prices fluctuate depending upon local market conditions, average market paper prices declined slightly in 2003.

Seasonality; Customers

        In the K-12 markets, we sell primarily to state education departments and individual school districts and schools. We market our College products to faculty at colleges; once our textbooks are selected, they are ordered by affiliated college bookstores and large retail chains for purchase by students. We market our Trade and Reference products to various retail chains, wholesalers and bookstores, and our Promissor services to regulatory and trade associations and corporations.

        In the K-12 markets, we typically receive payment for our products and services from individual school districts, and to a lesser extent individual schools and states. In the college and trade and reference markets, we receive payment for our products and services from book distributors and retail booksellers. In the case of our testing and assessment products and services, we receive payment from the individually contracted parties.

        We derive approximately 85% of our revenues from educational publishing in the K-12 and College Publishing segments, which are markedly seasonal businesses. Schools and colleges make most of their purchases in the second and third quarters of the calendar year, in preparation for the beginning of the school year in September. Thus, we realize approximately 50% of net sales in the third quarter.

        Sales of K-12 instructional materials and customized testing products are also cyclical, with some years offering more sales opportunities than others. The amount of funding available at the state level for educational materials also has a significant effect on our year-to-year revenues. Our largest single customer is Barnes & Noble, which purchases both Trade and Reference and College products. Although the loss of a single customer, (including Barnes & Noble) or a few customers would not have a material adverse effect on our business, schedules of school adoptions and market acceptance of our products can materially affect year-to-year revenue performance.

Distribution

        We operate six distribution facilities from which we coordinate our own distribution process: two in Indianapolis, Indiana and one in each of Geneva, Illinois; West Chicago, Illinois; Kennesaw, Georgia; and Dallas, Texas. Additionally, some adoption states require us to use in-state textbook depositories for educational materials sold in that particular state. Riverside ships its products directly from vendor site locations. We utilize delivery firms including United Parcel Service, Inc., FedEx Corporation and DHL Worldwide Express Inc. to facilitate the principally ground transportation of products.

Properties

        Our principal executive office is located at 222 Berkeley Street, Boston, Massachusetts.

        The following table describes the approximate building areas, principal uses and the years of expiration on leased premises of our significant operating properties as of January 15, 2004. We believe that these properties are suitable and adequate for our present and anticipated business needs, satisfactory for the uses to which each is put, and, in general, fully utilized.

Location	Expiration Year: Leased Premises	Approximate Area	Principal Use of Space	Segment Used By
		(in square feet)
Owned Premises:
Indianapolis, Indiana		503,000	Offices and warehouse	K-12 Publishing and College Publishing
Geneva, Illinois		486,000	Customer service, offices and warehouse	K-12 Publishing
Leased Premises:
Indianapolis, Indiana	2007	361,200	Warehouse	Trade and Reference Publishing and K-12 Publishing
Boston, Massachusetts	2007	301,000	Corporate headquarters	All segments
Evanston, Illinois	2017	139,000	Offices	K-12 Publishing (McDougal Littell)
Itasca, Illinois	2006	75,000	Offices	K-12 Publishing (Riverside)
Dallas, Texas	2005	70,000	Sales office and warehouse	K-12 Publishing
Bala Cynwyd, Pennsylvania	2011	66,000	Offices	Other (Promissor)
Wilmington, Massachusetts	2005	50,000	Customer service and offices	K-12 Publishing (Great Source)
Itasca, Illinois	2006	50,000	Office and print and scoring manufacturing center	K-12 Publishing (Riverside)
Kennesaw, Georgia	2006	39,000	Warehouse and sales office	K-12 Publishing
New York, New York	2004	30,000	Offices	College Publishing and Trade and Reference Publishing
Addison, Illinois	2006	26,000	Offices	K-12 Publishing (Riverside)
Evanston, Illinois	2004	25,000	Offices	Other (Promissor)
St. Charles, Illinois	2006	17,000	Customer service and sales offices	College Publishing
Boston, Massachusetts	2005	11,000	Offices	K-12 Publishing (Classwell)

        In addition, we lease approximately 10 smaller sales offices. Promissor leases approximately 139 additional smaller facilities for use as testing centers.

Competition

        We sell our products in highly competitive markets. In these markets, product quality and customer service are major factors in generating sales growth. Other factors affecting sales growth in the K-12 market include the level of student enrollment in subjects that are up for adoption and the level of spending per student in each state and/or school district. Profitability is affected by industry developments including: (i) increasingly competitive selling, sampling and implementation costs; (ii) rising development costs due to customers' requirements for more customized instructional materials and assessment programs; and (iii) higher technology costs due to the increased number of textbook program components developed in digital formats.

        We compete with large publishers such as Reed Elsevier plc, Pearson plc and The McGraw-Hill Companies, Inc. We have three primary competitors in the K-12 publishing market, seven in the college publishing market, six in the trade and reference publishing markets and two in the corporate certification and testing market.

Employees

        As of March 31, 2004, we employed approximately 3,447 regular employees. Approximately 1,378 of our employees are located in Boston, Massachusetts; 1,174 in Chicago, Illinois; 419 in Philadelphia, Pennsylvania; and 229 in Indianapolis, Indiana. Our sales force makes up approximately 22% of our employees. None of our employees are subject to collective bargaining agreements. We believe that our relations with our employees are generally good.

Intellectual Property

        Our principal intellectual property assets consist of our trademarks and copyrights in our content, as well as other rights in our brand names. Substantially all of our publications are protected by copyright, whether registered or unregistered, either in our name or in the name of the author of the work. Such copyrights protect our exclusive right to publish the work in the United States and in many countries abroad for specified periods: in most cases for the author's life plus 70 years, but in any event a minimum of 28 years for works published prior to 1978 and 35 years for works published thereafter.

        We do not own any material patents, franchises or concessions, but we have registered certain trademarks and service marks in connection with our publishing businesses. We believe we have taken, and take in the ordinary course of business, all appropriate available legal steps to protect our intellectual property in all relevant jurisdictions.

Environmental Matters

        We generally contract with independent printers and binders for their services, and our operations are generally not otherwise affected by environmental laws and regulations. However, as the owner and lessee of real property, regardless of fault, it is possible that we could face liability if contamination were to be discovered on the properties we own or lease. We are currently unaware of any material environmental liabilities or other material environmental issues relating to our properties or operations and anticipate no material expenditures for compliance with environmental laws or regulations.

Financial Information About Geographic Areas

        Export sales are not significant to Houghton Mifflin's four business segments.

Legal Proceedings

        We are from time to time involved in litigation incidental to the conduct of our business. We believe that no litigation currently pending against us, if adversely determined, would have a material adverse effect on our consolidated financial position or results of operations.

THE ACQUISITION

        The following is a summary of the material terms of the share purchase agreement, dated November 4, 2002, among VUSA, Vivendi Communications North America, Inc. (the "Seller"), an indirect wholly owned subsidiary of VUSA, and Versailles Acquisition Corporation (the "Purchaser"), a wholly owned subsidiary of Parent, a company beneficially owned by the Sponsors, as amended as of December 29, 2002. It does not restate that agreement in its entirety.

The Share Purchase and the Merger

        Pursuant to the share purchase agreement, the Purchaser acquired all of Houghton Mifflin's predecessor's share capital from the Seller for aggregate consideration of $1.65 billion (including a cash payment of $1.23 billion, estimated transaction fees and expenses and the assumption of $375.4 million of indebtedness). Purchaser was merged with and into Houghton Mifflin immediately after the closing of the Acquisition. As a result, all of Houghton Mifflin's capital stock was owned by Parent, which subsequently transferred all of Houghton Mifflin's capital stock to Holdco, its wholly-owned subsidiary.

Representations and Warranties; Indemnification

        The share purchase agreement contains customary representations and warranties of the Seller and of the Purchaser, including representations and warranties of the Seller regarding organization, title to shares, capitalization, subsidiaries, authorization, consents and approvals, non-contravention, financial statements, absence of certain changes, no undisclosed liabilities, litigation, taxes, employee benefits, labor matters, compliance with laws, permits intellectual property, material contracts, real property, environmental matters, brokers, sufficiency of assets and relationships with suppliers, customers and authors. Houghton Mifflin's right to obtain indemnification from the Seller, and the right of the Seller to obtain indemnification from Houghton Mifflin, for any breach of these respective representations and warranties is generally limited to an aggregate amount of losses in excess of $20 million, subject to a cap equal to approximately $166 million.

Other Provisions

Non-Compete

        For two years following the closing date of the Acquisition, Vivendi and its affiliates may neither engage in an activity within the scope of Houghton Mifflin's business nor solicit an of Houghton Mifflin's management level employees or otherwise interfere with Houghton Mifflin's business.

Employee Matters and Pensions

        For one year following the closing date of the Acquisition, Houghton Mifflin was required to provide its employees with compensation and benefits that were comparable to those provided to Houghton Mifflin employees immediately prior to the Acquisition. In addition, Houghton Mifflin agreed to be responsible for all funding of pension benefit obligations subsequent to the date of the share purchase agreement.

MANAGEMENT

        The current directors and executive officers of Holdco are as follows:

Name	Age	Position
Executive Officers
Anthony Lucki	55	President and Chief Executive Officer and Director
Stephen Richards	48	Executive Vice President, Chief Operating Officer and Chief Financial Officer
Gerald Hughes	47	Senior Vice President
Paul Weaver	61	Senior Vice President and General Counsel
Non-Employee Directors
David Blitzer	34	Director
Charles Brizius	35	Director
Robert Friedman	61	Director
Steve Gandy	57	Director
Jonathan Goodman	32	Director
Seth Lawry	39	Director
James Levy	63	Director
Mark Nunnelly	45	Director
Michael Perik	46	Director
Scott Sperling	46	Director
Michael Ward	40	Director

        The following information provides a brief description of the business experience of each director and executive officer.

        Anthony Lucki has served as President and Chief Executive Officer and a Director of Holdco and Houghton Mifflin since October 1, 2003. He also currently serves as Vice Chairman of the Association of American Publishers. From July 2001 through August 2003, he served as President and Chief Executive Officer of Harcourt, Inc., a division of Reed Elsevier plc. From November 1999 through August 2003, he served as President and Chief Executive Officer of Harcourt Education, a division of Harcourt General prior to the acquisition by Reed Elsevier. Previously he served as President and Chief Executive Officer of Harcourt School Publishers since November 1997. He began his career in educational publishing in 1975 and worked at Houghton Mifflin from 1977-87. He received a B.S. in Business Administration from Western New England College and a Master of Arts in Teaching from the University of Louisville.

        Stephen Richards has served as Executive Vice President, Chief Operating Officer and Chief Financial Officer of Parent, Holdco and Houghton Mifflin since April 1, 2004. From July 2001 through December 2003 he served as Global Chief Financial Officer of Harcourt Inc., a division of Reed Elservier plc. From 1998 to 2001 he served as Senior Vice President and Chief Financial Officer at Harcourt, Inc. a division of Harcourt General. Previously he served as Vice President and Controller of Harcourt General and The Neiman Marcus Group from 1993. Prior to that Mr. Richards was a partner with Deloitte & Touche. He received a B.S in business administration from Boston University.

        Gerald Hughes has served as Senior Vice President, Human Resources, of Houghton Mifflin since September 2002, when he joined the Company, and as Holdco's Senior Vice President since December 2003. From 1988 to 2001 he worked at Harcourt General, Inc. as Labor Counsel, as Vice President and Chief Counsel at Drake Beam Morin, Inc. a subsidiary of Harcourt General, and Vice President, Human Resources, at Harcourt General and The Neiman Marcus Group. Previously, he was an attorney in private practice for six years, a Judicial Intern at the Federal District Court in New York City and a personnel assistant in the

Federal Bureau of Investigations. Mr Hughes received a B.A. from Princeton University and a J.D. from Brooklyn Law School.

        Paul Weaver has served as Senior Vice President and General Counsel of Holdco since September 17, 2003 and of Houghton Mifflin since 1989. He joined our company in 1979 as Clerk, Secretary and General Counsel. Previously he spent eight years as an attorney with the law firm of Goodwin, Procter & Hoar. Mr. Weaver received a B.A. from Yale University and a J.D. from the University of Michigan Law School.

        David Blitzer is a Senior Managing Director of The Blackstone Group L.P., which he joined in 1991. He is also a director of Volume Services America, Inc. Mr. Blitzer received a B.A. from the Wharton School at the University of Pennsylvania.

        Charles Brizius is a Managing Director at Thomas H. Lee Partners, L.P. Mr. Brizius worked at Thomas H. Lee Company from 1993 to 1995, rejoining in 1997. From 1991 to 1993, Mr. Brizius worked at Morgan Stanley & Co. Incorporated in the Corporate Finance Department. He is also a director of TransWestern Holdings, L.P., United Industries Corporation and Eye Care Centers of America, Inc. He holds a B.B.A. in Finance and Accounting from Southern Methodist University and an M.B.A. from Harvard Business School.

        Robert Friedman has served as a Senior Managing Director of The Blackstone Group L.P. since February 1999 and as Chief Administrative Officer and Chief Legal Officer since February 2003. From 1974 until the time he joined Blackstone, Mr. Friedman was a partner with Simpson Thacher & Bartlett LLP, a New York law firm. He also serves on the board of directors of Axis Capital Holdings Limited, Corp Group, Northwest Airlines, Inc., Premcor, Inc., and TRW Automotive Holdings Corp. Mr. Friedman received a B.A. from Columbia College and a J.D. from the University of Pennsylvania Law School.

        Steve Gandy has served as President and Chief Executive Officer from September, 2000 until January 1, 2003, and as Executive Vice President, Sales, from 1983 until 2000 of Harcourt School Publishers, a subsidiary of Harcourt General. Mr. Gandy received a B.A. from Lamas University.

        Jonathan Goodman is a Principal of Bain Capital Partners, LLC. Mr. Goodman joined Bain Capital in 1995. Previously, he was a Consultant with Monitor Group. Mr. Goodman received a B.A. from Cornell University and an M.B.A. from Harvard Business School.

        Seth Lawry is a Managing Director at Thomas H. Lee Partners, L.P. Mr. Lawry worked at Thomas H. Lee Company from 1989 to 1990, rejoining in 1994. Previously, he worked at Morgan Stanley & Co. Incorporated in the Mergers & Acquisitions, Corporate Finance, and Equity Capital Markets departments. Mr. Lawry serves as a director of ProSiebenSat.1 Media AG. He holds a B.A. in Economics and German Studies from Williams College and an M.B.A. from Stanford Graduate School of Business.

        James Levy held the position of Executive Vice Chairman for Riverdeep Group PLC from July 2001 to February 2003 and served on Riverdeep's Board of Directors from February 2001 to 2003. Prior to joining Riverdeep, after serving simultaneously as president of two of Harcourt's three operating groups, the Education Group and the Lifelong Learning & Assessment Group, Mr. Levy became President and Chief Operating Officer of Harcourt, Inc., a domestic and international publisher and specialty retailer. He also served as Vice President of Harcourt General, the parent company. Prior to joining Harcourt in 1992, Mr. Levy held senior management positions including Chief Executive Officer of Macmillan/McGraw Hill School Division; President and Chief Executive Officer of McGraw Hill College Division; President of Scott Foresman, College Division; President and Chief Executive Officer of Merrill Publishing Company; and Executive Vice President and co-founder of Prentice Hall's Goodyear Publishing.

        Mark Nunnelly joined Bain Capital Partners, LLC in 1990 as a Managing Director. Prior to joining Bain Capital, Mr. Nunnelly was a Vice President of Bain & Company, with experience in its domestic, Asian and European strategy practices. Previously, Mr. Nunnelly worked at Procter & Gamble in product management. He serves as a Director of Domino's Pizza, DoubleClick, Eschelon Telecom, Excite Network and Modus Media International, among others. Mr. Nunnelly received an A.B. from Centre College and an M.B.A. from Harvard Business School.

        Michael Perik has since 2002 served as the Chairman and Chief Executive Officer of Achievement Technologies, Inc., a company that develops software solutions aimed at improving student achievement and performance. From 1999 to 2002 Mr. Perik served on the board of directors of Achievement Technologies. For the six years prior to that he was the Chairman and Chief Executive Officer of The Learning Company, Inc. Mr. Perik received a B.A. from the University of Toronto and an M.P.A. from the John F. Kennedy School of Government.

        Scott Sperling is a Managing Director of Thomas H. Lee Partners, L.P. Mr. Sperling is also President of THLee Putnam Capital, a joint venture with Putnam Investments, one of the largest global investment management firms. Mr. Sperling is currently a Director of Fisher Scientific International, Inc., GenTek Inc., Vertis, Inc., Wyndham International and several private companies. Prior to joining Thomas H. Lee Partners, Mr. Sperling was, for over ten years, Managing Partner of The Aeneas Group, Inc., the private capital affiliate of Harvard Management Company. Before that he was a senior consultant with the Boston Consulting Group. He received a B.S. from Purdue University and an M.B.A. from Harvard Business School.

        Michael Ward is an Executive Vice President of Bain Capital Partners, LLC. He joined Bain Capital in 2003. For five years prior to joining Bain Capital, Mr. Ward held a variety of senior positions at Digitas, Inc. including President and Chief Operating Officer. Previous to Digitas, Mr. Ward was a Manager with Bain & Company and a Senior Manager with Price Waterhouse. Michael earned a BS in Accounting and Finance and a BAS in Chemical Engineering from the University of Pennsylvania. He received an M.B.A. from The Amos Tuck School of Business Administration.

Committees of the Board of Directors

        Our board of directors has established an audit committee comprised of Michael Ward, the chairman of the audit committee, and Charles Brizius. Houghton Mifflin's board of directors intends to establish a compensation committee. The members of the committee have not yet been determined. The audit committee will appoint auditors with whom the audit committee will review the scope of audit and non-audit assignments and related fees, accounting principles we will use in financial reporting, internal auditing procedures and the adequacy of our internal control procedures. The compensation committee will review and approve the compensation and benefits for Houghton Mifflin's employees, directors and consultants, administer its employee benefit plans, authorize and ratify stock option grants and other incentive arrangements, and authorize employment and related agreements. The board of directors may contemplate establishing other committees.

Executive Compensation

        It is expected that the executive officers of Holdco will be compensated by Houghton Mifflin in connection with their services to Houghton Mifflin and no separate compensation will be made for such executive officers in connection with services rendered for Holdco. The following table sets forth all compensation earned and/or paid for services rendered to Houghton Mifflin with respect to our former and acting Chief Executive Officers, our former Presidents and the four other executive officers who received the highest salaries at the end of Houghton Mifflin's last completed fiscal year:

Summary Compensation Table

	Annual Compensation
Name and Principal Position	Year	Salary($)	Bonus($)(1)	Other Annual Compensation($)			All Other Compensation($)(2)
Anthony Lucki Chairman, President, and Chief Executive Officer(3)	2003	$138,462	$554,167	$	*		$43,818
Hans Gieskes Chairman, President, and Chief Executive Officer(4)	2003 2002	316,923 301,358	210,000 810,000		* 154,657	(5)	1,480,770 0
Sylvia Metayer Executive Vice President, Chief Operating Officer, and Interim Chief Financial Officer(6)	2003 2002	398,284 234,583	363,428 382,500		* 309,569	(7)	677,678 0
John Laramy Executive Vice President	2003 2002 2001	323,054 305,750 294,250	331,955 154,000 91,345		* * *		668,093 34,105 33,605
June Smith Executive Vice President	2003 2002 2001	355,133 333,749 321,500	287,222 190,135 136,420		* * *		865,486 34,076 45,624
Albert Bursma, Jr. Executive Vice President(8)	2003 2002 2001	276,090 146,710 339,045	340,805 63,696 114,834		* * *		10,034 14,628 115,547

*
Excludes perquisites and other personal benefits that do not exceed the lesser of $50,000 or 10% of total annual salary and bonus.

(1)
Includes the following transaction bonuses paid by Vivendi in connection with the sale of Houghton Mifflin in 2002: Mr. Gieskes: $600,000; Ms. Metayer: $200,000. Also includes a signing bonus of $554,167 paid to Mr. Lucki in 2003.

(2)
These amounts are Houghton Mifflin's matching contributions under the 401(k) Savings Plan, contributions under the defined contribution component of the Supplemental Benefits Plan and premiums paid for employee-owned whole life insurance policies. Under the Supplemental Benefits Plan, we provide benefits substantially equal to benefits that could not be provided under the 401(k) Savings Plan because of limitations under the

  Internal Revenue Code of 1986, as amended. The table below shows the amounts we paid for each of these categories during 2003 for the officers listed in the table.

Name	Contributions to 401(k) Savings Plan	Contributions to Supplemental Benefits Plan	Whole Life Insurance
Mr. Lucki	$3,918	$0	$0
Mr. Gieskes	0	0	0
Ms. Metayer	0	0	22,766
Mr. Laramy	8,085	3,915	23,105
Ms. Smith	9,000	3,000	44,286
Mr. Bursma	7,753	2,281	0

  In addition, Ms. Metayer received a payment of $566,400 under a retention agreement and a payment of $88,512 pursuant to the Houghton Mifflin Holdings, Inc. Deferred Compensation Plan; Mr. Laramy received a payment of $632,988 under a retention agreement; and Ms. Smith received a payment of $710,130 under a retention agreement and a payment of $117,203 pursuant to the Houghton Mifflin Holdings, Inc. Deferred Compensation Plan. Mr. Lucki also received $39,900 in consulting fees during 2003 prior to becoming an executive officer in July. Mr. Gieskes received severance payments of $1,470,000 and $10,770 in consulting fees.

(3)
Mr. Lucki became an executive officer on October 1, 2003.

(4)
Mr. Gieskes became an executive officer in July 2002 and resigned from the Company on June 30, 2003.

(5)
Includes $123,952 for reimbursement of relocation expenses, $29,036 for reimbursement of tax payments, and $1,669 for payment of parking and tax preparation fees.

(6)
Ms. Metayer became an executive officer in January 2002 and served as such until March 31, 2004, at which time Mr. Richards became Executive Vice President, Chief Operating Officer and Chief Financial Officer of the Company.

(7)
Includes $56,715 for reimbursement of relocation expenses, $103,267 for reimbursement of tax payments, $14,430 for reimbursement of automobile leasing expenses, $85,849 for payment of housing expenses, $22,640 for payment of tuition expenses, $24,528 for a cost of living adjustment payment pursuant to an expatriate agreement with a division of Vivendi and $2,140 for payment of parking fees.

(8)
Mr. Bursma had been an executive officer of the Company until his retirement in June, 2002. Mr. Bursma rejoined the Company as an executive officer in April 2003 and resigned from the Company on December 31, 2003.

2003 Stock Option Plan

        The Houghton Mifflin Holdings, Inc. 2003 Stock Option Plan was adopted December 3, 2003 to provide for the grant of options to purchase Parent's Class A Common Stock. The board of directors of Parent administers the plan and may, from time to time, grant option awards to directors and employees of the Company and its subsidiaries who, in the opinion of the board, are in a position to make a significant contribution to the success of the Company and its subsidiaries. The board of directors may grant options that are vested over time and options that vest based on the attainment of performance goals specified by the board of directors.

        The following table shows stock option grants in 2003 to the officers named in the Summary Compensation Table. The amounts shown as potentially realizable values are based on the assumed appreciation rates required by the SEC, but the real value of these options will depend entirely on the actual future share price.

Option Grants in Last Fiscal Year

	Individual Grants
	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year			Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (in thousands)
Name			Exercise or Base Price ($/Sh)	Expiration Date
					5% ($)	10% ($)
Anthony Lucki	14,088	18.56%	$100.00	12/02/13	$303.6	$653.8
Hans Gieskes	0	0	—	—	—	—
Sylvia Metayer	7,044	9.28	100.00	12/02/13	151.8	326.9
John Laramy	2,113	2.78	100.00	12/02/13	45.5	98.1
June Smith	4,226	5.56	100.00	12/02/13	91.1	196.1
Albert Bursma, Jr	0	0	—	—	—	—

        The options were granted in three parts, or tranches—Tranche 1, Tranche 2, and Tranche 3. One-third of each participant's options are in Tranche 1, one-third are in Tranche 2, and one-third are in Tranche 3. Each tranche has its own vesting provisions.

        Tranche 1 options vest in equal annual installments over four years. Twenty-five percent of the Tranche 1 options vest and become exercisable on each of the first, second, third, and fourth anniversaries of the option plan's effective date, which was July 1, 2003.

        The Tranche 2 and Tranche 3 options fully vest and become exercisable on the seventh anniversary of the date they were granted. However, if certain events occur as noted in the option plan, the vesting of the Tranche 2 and/or Tranche 3 options will be accelerated so that 25% of the Tranche 2 and Tranche 3 options also vest and become exercisable on each of the first, second, third, and fourth anniversaries of the option plan's effective date.

Retirement Plan

        Houghton Mifflin maintains a tax-qualified, defined benefit Retirement Plan, and establishes an account for each eligible employee. Every year, we credit each employee's account with an amount that varies depending on the employee's length of service and earnings, and with interest on the accumulated balance. For calculating our contribution to the Retirement Plan, compensation consists primarily of salary, wages, commissions, and annual incentive compensation. When an employee leaves Houghton Mifflin, he or she has the option to:

  •
  convert this account to an annuity benefit,

  •
  leave the account in the Retirement Plan where it will continue to earn interest, or

  •
  take the account balance as a lump sum payment.

An employee who leaves with fewer than five years of service receives no benefit under the Retirement Plan.

        The Internal Revenue Code limits the annual amount of compensation that can be taken into consideration for determining benefits and the annual benefit accruals under a tax-qualified retirement plan. As permitted by the Internal Revenue Code, Houghton Mifflin maintains a Supplemental Executive Retirement Plan that provides retirement benefits in excess of these limits. We calculate these supplemental benefits for the officers named in the Summary Compensation Table and nine other executive officers based on a formula that uses a multiple of the employee's years of service and average annual earnings for the three highest-paid consecutive years of service in the last ten years before retirement. The following table shows the range of the estimated annual retirement benefits under the Retirement Plan and the Supplemental Executive Retirement Plan at the normal retirement age of 62 (calculated as of December 31, 2003) to those officers. The benefits shown in the table reflect a single life annuity benefit.

Pension Plan Table

Average Annual Compensation For Three Highest Years Average
	Years of Credited Service
	10	15	20	25	30	35	40
$450,000	$90,000	$135,000	$180,000	$225,000	$270,000	$315,000	$360,000
$500,000	$100,000	$150,000	$200,000	$250,000	$300,000	$350,000	$400,000
$550,000	$110,000	$165,000	$220,000	$275,000	$330,000	$385,000	$440,000
$600,000	$120,000	$180,000	$240,000	$300,000	$360,000	$420,000	$480,000
$650,000	$130,000	$195,000	$260,000	$325,000	$390,000	$455,000	$520,000
$700,000	$140,000	$210,000	$280,000	$350,000	$420,000	$490,000	$560,000
$750,000	$150,000	$225,000	$300,000	$375,000	$450,000	$525,000	$600,000
$800,000	$160,000	$240,000	$320,000	$400,000	$480,000	$560,000	$640,000
$850,000	$170,000	$255,000	$340,000	$425,000	$510,000	$595,000	$680,000
$900,000	$180,000	$270,000	$360,000	$450,000	$540,000	$630,000	$720,000
$950,000	$190,000	$285,000	$380,000	$475,000	$570,000	$665,000	$760,000
$1,000,000	$200,000	$300,000	$400,000	$500,000	$600,000	$700,000	$800,000
$1,050,000	$210,000	$315,000	$420,000	$525,000	$630,000	$735,000	$840,000
$1,100,000	$220,000	$330,000	$440,000	$550,000	$660,000	$770,000	$880,000
$1,150,000	$230,000	$345,000	$460,000	$575,000	$690,000	$805,000	$920,000
$1,200,000	$240,000	$360,000	$480,000	$600,000	$720,000	$840,000	$960,000
$1,250,000	$250,000	$375,000	$500,000	$625,000	$750,000	$875,000	$1,000,000
$1,300,000	$260,000	$390,000	$520,000	$650,000	$780,000	$910,000	$1,040,000
$1,350,000	$270,000	$405,000	$540,000	$675,000	$810,000	$945,000	$1,080,000
$1,400,000	$280,000	$420,000	$560,000	$700,000	$840,000	$980,000	$1,120,000
$1,450,000	$290,000	$435,000	$580,000	$725,000	$870,000	$1,015,000	$1,160,000
$1,500,000	$300,000	$450,000	$600,000	$750,000	$900,000	$1,050,000	$1,200,000

        As of December 31, 2003, the years of credited service and the compensation that will be taken into account for pension calculations for 2003 for the officers named in the Summary Compensation Table are: Mr. Lucki, 10 years and $1,200,000; Mr. Gieskes, 1 year and $980,000; Ms. Metayer, 4 years and $640,000; Mr. Laramy, 10 years and $493,000; Ms. Smith, 11 years and $535,000; and Mr. Bursma, 32 years and $585,000. Differences between the amount of compensation shown above and in the Summary Compensation Table reflect differences in accounting for incentive compensation payments, which are included in the year paid when calculating pension benefits.

Compensation of Directors

        Directors who are not employees of the Company or the Sponsors receive an annual retainer of $40,000, payable in cash quarterly during the year of service, for attendance at board meetings. Directors who retire, resign, or are elected during a year will receive an amount prorated based on the portion of the year served as a director. Directors who serve on board committees receive $1,500 for each committee meeting attended, and directors who chair committees receive $2,000 for each committee meeting attended. Directors also receive reimbursement for reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the board of directors and any committee meetings. We pay no additional remuneration to our employees or to executives of our Sponsors for serving as directors.

Employment Agreement with Anthony Lucki

        Houghton Mifflin entered into an employment agreement with Anthony Lucki on September 17, 2003 under which Mr. Lucki is serving as Houghton Mifflin's and Holdco's President and Chief Executive Officer. The employment agreement provides for a three year term that began on October 1, 2003, but the term is automatically extended for successive one-year terms unless either party gives written notice to the contrary at least 90 days prior to the expiration of the current term. Under the terms of the employment agreement, Mr. Lucki will be paid an annual base salary of at least $600,000, subject to increase from time to time by Houghton Mifflin's board of directors. Mr. Lucki is also eligible to receive an annual bonus of up to 100% of his base salary. Houghton Mifflin also agreed to pay Mr. Lucki a starting bonus equal to $554,167. In addition, Houghton Mifflin agreed to provide Mr. Lucki with an initial grant of options under the management equity plan expected to be adopted to purchase 14,088 shares of Class A Common Stock of Parent, term life insurance coverage equal to $3,000,000 and employee benefits comparable to those provided to other senior executives of Houghton Mifflin.

        In the event Houghton Mifflin terminates the employment agreement for any reason other than cause or if Mr. Lucki terminates his employment for good reason, as defined in the agreement, Mr. Lucki will be entitled to severance benefits equal to:

  •
  18 months of his then-current base salary; and

  •
  continued contributions by Houghton Mifflin to the cost of Mr. Lucki's participation in Houghton Mifflin's medical and dental plans for up to 18 months after termination.

        The foregoing amounts will be reduced by any benefits payable to Mr. Lucki under any other severance agreement.

        The employment agreement also contains standard provisions relating to confidentiality and assignment of intellectual property rights. In addition, Mr. Lucki agreed that during his employment with Houghton Mifflin and for 12 months after his employment with Houghton Mifflin terminates, he will not compete with, or solicit employees or clients of, Houghton Mifflin or any of its affiliates. In connection with his employment agreement, Mr. Lucki will also be nominated for election to the board of directors of Houghton Mifflin, and has agreed to serve as director of any other affiliated company if so requested.

Employment Arrangements with Sylvia Metayer

        On September 15, 2003, Houghton Mifflin and Sylvia Metayer agreed to an amendment of Ms. Metayer's employment arrangements to appoint Ms. Metayer as Acting Chief Executive Officer of Houghton Mifflin, in addition to her current positions, effective as of July 1, 2003;

increase Ms. Metayer's base salary to $400,000 per year, retroactive to July 1, 2003; provide for a payment to Ms. Metayer of $170,000, payable after January 1, 2004, provided that Ms. Metayer is employed by Houghton Mifflin on December 31, 2003; in the event Ms. Metayer continues as Acting Chief Executive Officer after December 31, 2003, provide for additional monthly payments of $28,333 for each month that she continues as Acting Chief Executive Officer; and will provide for a grant of options under the management equity plan expected to be adopted to purchase 7,045 shares of Class A Common Stock of the Parent. In addition, Houghton Mifflin entered into an agreement with Ms. Metayer on September 17, 2003 that provides for increased severance benefits and additional restrictive covenants relating to confidentiality, assignment of intellectual property rights, non-competition and non-solicitation in the event she remains employed by Houghton Mifflin on and after July 1, 2004.

Mr. Gieskes' Separation Agreement

        On June 29, 2003, Houghton Mifflin entered into an agreement with its former Chief Executive Officer and President, Mr. Gieskes, confirming his resignation as of June 30, 2003. Pursuant to that agreement, Houghton Mifflin will provide Mr. Gieskes with severance benefits in exchange for his agreement not to compete with us (as described below) and his release of known and unknown claims against us. Mr. Gieskes agreed that he would not compete with us prior to July 1, 2004 by participating in the K-12 or college publishing businesses of certain of our competitors. Houghton Mifflin agreed to pay Mr. Gieskes a lump sum severance payment of $980,000 and a $210,000 bonus for 2003, both by July 21, 2003. Houghton Mifflin has also agreed to pay Mr. Gieskes a total of $1,960,000 of severance payments, which Houghton Mifflin expect to make in twenty-four monthly installments of $81,667 ending in June 2005. In addition to his severance payments and other fringe benefits, until July 1, 2006 Mr. Gieskes and his family will remain eligible to participate in Houghton Mifflin's group health insurance plans, and Houghton Mifflin would continue to provide him with life insurance under its executive term life insurance plan including compensating him for the income tax effects of providing that benefit. Until July 1, 2006, Houghton Mifflin would also reimburse Mr. Gieskes for his premium costs for long-term disability. In December 2003, the agreement was amended to provide for a payment of $150,000 and outplacement services to a maximum of $25,000 in lieu of the term life insurance and related income tax compensation and long-term disability insurance.

Retention and Severance Agreements

        In 2002, Houghton Mifflin entered into retention agreements with approximately 800 employees. If these employees remain employed by Houghton Mifflin for various periods from 6 to 18 months following the Acquisition or are terminated without cause, Houghton Mifflin will be required to pay them an aggregate of approximately $30 million of retention bonuses. These agreements contain standard confidentiality and noncompetition provisions.

        Houghton Mifflin has also entered into retention and severance arrangements, in lieu of the standard company severance policy, with approximately 50 of those employees who are executives and key employees, including Ms. Metayer, Mr. Laramy and Ms. Smith. If Houghton Mifflin terminates these employees without cause or they terminate their employment for good reason (as such terms are defined in the agreements), in either case before the end of 2004, Houghton Mifflin could be required to pay up to an aggregate of approximately $25 million in severance payments and provide other post-termination benefits. These agreements contain standard confidentiality and noncompetition provisions. We recently amended the terms of Sylvia Metayer's and David Caron's retention agreements. For further information on retention bonuses and the amendment to Sylvia Metayer's and David

Caron's retention agreements, see "Management—Rollover of Retention on Payments and Deferred Compensation Plan."

Rollover of Retention Payments and Deferred Compensation Plan

Thirty-four of our executives and key employees with whom we had entered into retention agreements, including Ms. Metayer and Ms. Smith, have deferred receipt of their retention bonus payments in exchange for an interest in a deferred compensation plan that will give such employees an interest in shares of the common stock of Parent. The aggregate amount of the retention bonus payments that will be exchanged for an interest in the common stock of Parent, held in a "Rabbi Trust," is approximately $4.6 million. The shares held in trust will be distributed upon a change of control, a qualified public offering, any termination of employment or upon other tag-along or drag-along sales initiated by the Sponsors. We have a right to repurchase shares from such employees following termination of their employment with us. All of the assets of the trust, namely the common stock of Parent would be subject to the claims of our creditors in the event of our insolvency. Sylvia Metayer's retention agreement was amended to provide for an increase in the amount of her deferred retention bonus and changes in the terms of payment of such bonus. The amendment also provides for an additional payment to Ms. Metayer if she terminates her employment with Houghton Mifflin for any reason during a specified period of time. In addition, the retention agreement of David Caron, our former Chief Financial Officer, was amended to accelerate the availability of his retention bonus and make available certain health benefits if his employment terminates after October 31, 2003. Mr. Caron resigned on November 1, 2003.

Employment Security Agreements

        Houghton Mifflin has entered into employment agreements with twelve officers, including Mr. Richards, Mr. Laramy and Ms. Smith. Under the terms of each agreement, the executive covenants not to compete with Houghton Mifflin during the term of the agreement and for a period of one year after termination. The executive also agrees to customary confidentiality and intellectual property assignment provisions. In consideration, the executive is entitled to receive severance payments on termination of his or her employment. If the agreement is terminated by Houghton Mifflin other than "for cause" or by the executive "for good reason," Houghton Mifflin will continue to pay the executive's salary for one year from the date of termination at the higher of the executive's base salary rate at the time of termination and the date of the agreement. If the employment is terminated by Houghton Mifflin "for cause" or by the executive other than "for good reason," no payments will be owed by Houghton Mifflin under the agreement. In the event that Houghton Mifflin undergoes a "change of control" transaction (other than as a result of a public offering) prior to July 1, 2007, and the executive is terminated other than "for cause" within one year of the transaction, the executive is entitled to certain payments in respect of unvested options.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

        Parent owns 100% of the capital stock of Holdco, which holds 100% of the capital stock of Houghton Mifflin.

        The following table sets forth as of January 15, 2004 the number and percentage of shares of Parent's common stock beneficially owned by (i) each person known by us to beneficially own more than 5% of the outstanding shares of Parent's common stock, (ii) each of our directors, (iii) each named executive officer and (iv) all our directors and executive officers as a group.

        Notwithstanding the beneficial ownership of common stock presented below, a stockholders' agreement governs the stockholders' exercise of their voting rights with respect to election of directors and certain other material events. The parties to the stockholders' agreement have agreed to vote their shares to elect the board of directors as set forth therein. See "Certain Relationships and Related Party Transactions."

        Except as otherwise indicated in a footnote, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock. Unless otherwise indicated, the address for each individual listed below is c/o Houghton Mifflin Holdings, Inc., 222 Berkeley Street, Boston, Massachusetts 02116-3764.

	Shares of Common Stock
Name and Address			Percent of Common Stock(1)
	Class A	Class L
Thomas H. Lee Funds(2) c/o Thomas H. Lee Partners, L.P. 75 State Street, Suite 2600 Boston, MA 02109	246,000	27,333	40%
Bain Funds(3) c/o Bain Capital, LLC 111 Huntington Avenue Boston, MA 02199	246,000	27,333	40%
Blackstone Management Associates III L.L.C.(4) 345 Park Avenue New York, NY 10154	123,000	13,666	20%
David Blitzer(4)	123,000	13,666	20%
Charles Brizius(2)(5)	246,000	27,333	40%
Robert Friedman(4)	123,000	13,666	20%
Steve Gandy	—	—	—
Jonathan Goodman	—	—	—
Seth Lawry(2)(5)	246,000	27,333	40%
James Levy	—	—	—
Mark Nunnelly(3)(6)	246,000	27,333	40%
Michael Perik	—	—	—
Peter G. Peterson(4)	123,000	13,666	20%
Stephen A. Schwarzman(4)	123,000	13,666	20%
Scott Sperling(2)(5)	246,000	27,333	40%
Michael Ward	—	—	—
Anthony Lucki	—	—	—
Stephen Richards	—	—	—
Sylvia Metayer(7)	378	42	*
John Laramy	—	—	—
June Smith(7)	500	56	*
Albert Bursma, Jr.	—	—	—
All current directors and executive officers as a group(24 total)(7)(8)	616,892	68,543	100%

*
Indicates less than 1% of Parent's common stock.

(1)
Represents the aggregate ownership of the Class A and Class L Common Stock of Parent.

(2)
Includes 189,616 Class A and 21,068 Class L shares of common stock owned by Thomas H. Lee Equity Fund V, L.P., 49,198 Class A and 5,466 Class L shares of common stock owned by Thomas H. Lee Parallel Fund V, L.P., 2,613 Class A and 290 Class L shares of common stock owned by Thomas H. Lee Equity (Cayman) Fund V, L.P. (collectively, the "THL Funds"), 1,481 Class A and 165 Class L shares of common stock owned by Putnam Investments Holdings, LLC, 1,273 Class A and 141 Class L shares of common stock owned by Putnam Investments Employees' Securities Company I LLC, 1,137 Class A and 126 Class L shares of common stock owned by Putnam Investments Employees' Securities Company II, LLC (collectively, the "Putnam Funds"), 450 Class A and 50 Class L shares of common stock owned by 1997 Thomas H. Lee Nominee Trust (the "Lee Trust") and 233 Class A and 26 Class L shares of common stock owned by Thomas H. Lee Investors Limited Partnership ("Investors"). The THL Funds general partner is THL Equity Advisors V, LLC, whose sole member is Thomas H. Lee Partners, L.P., whose general partner is Thomas H. Lee Advisors, LLC (collectively, "Advisors"). Shares held by the THL Funds may be deemed to be beneficially owned by Advisors. Advisors disclaim any beneficial ownership of any shares held by the THL Funds. The Putnam Funds, the Lee Trust and Investors are co-investment entities of the THL Funds. Putnam Investment Holdings, LLC, a wholly owned subsidiary of Putnam Investments Trust, is the managing member of Putnam Investments Employees' Securities I LLC and Putnam Investments Employees' Securities II LLC and each disclaims beneficial ownership of any shares other than the shares held directly by such entity. U.S. Bank, N.A. (successor to State Street Bank & Trust Company), not personally but solely under a Trust Agreement dated as of August 18, 1997 and known as the Thomas H. Lee Nominee Trust, is the trustee of the Lee Trust and disclaims any beneficial ownership of shares held by the Lee Trust. THL Investment Management Corp. is the general partner of Investors and disclaims beneficial ownership of shares held by Investors. Each of the THL Funds, Advisors, Investors and the Lee Trust has an address c/o Thomas H. Lee Partners, L.P., 75 State Street, Suite 2600, Boston, Massachusetts 02109. The Putnam Funds have an address c/o Putnam Investment, Inc., 1 Post Office Square, Boston, Massachusetts 02109.

(3)
Includes (i) 65,475 Class A shares and 7,275 Class L shares of common stock held by Bain Capital VII Coinvestment Fund, LLC ("Coinvest"), whose sole member is Bain Capital VII Coinvestment Fund, L.P. ("Coinvestment"), whose general partner is Bain Capital Partners VII, L.P. ("Partners VII"), whose general partner is Bain Capital Investors, LLC ("BCI"), (ii) 178,792 Class A shares and 19,446 Class L shares of common stock held by Bain Capital Integral Investors, LLC, ("Integral"), whose administrative member is Bain Capital Fund VI, L.P. ("Fund VI"), whose general partner is Bain Capital Partners VI, L.P. ("Partner VI"), whose general partner is BCI, and (iii) 1,732 Class A shares and 612 Class L shares of common stock held by BCIP TCV, LLC ("BCIP"), whose administrative member is BCI.

Each of the entities listed in this footnote has an address c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, Massachusetts 02199.

(4)
Includes 102,636 Class A shares and 11,404 Class L shares of common stock owned by Blackstone Capital Partners III Merchant Banking Fund L.P., 19,442 Class A shares and 2,160 Class L shares of common stock owned by Blackstone Offshore Capital Partners III L.P. and 923 Class A shares and 103 Class L shares of common stock owned by Blackstone Family Investment Partnership III L.P. (the "Blackstone Funds"), for each of which Blackstone Management Associates III L.L.C. ("BMA") is the general partner having voting and investment power over the shares held or controlled by each of the Blackstone Funds. Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members of BMA and as such may be deemed to share beneficial ownership of the shares held or controlled by the Blackstone Funds. Each of BMA and Messrs. Peterson and Schwarzman disclaims beneficial ownership of such shares. Messrs. Friedman and Blitzer, directors of Houghton Mifflin, Holdco and Parent, are members of Blackstone Management Associates III L.L.C. and disclaim any beneficial ownership of shares beneficially owned by the Blackstone Funds.

(5)
Messrs. Lawry, Sperling and Brizius, directors of Houghton Mifflin, Holdco and Parent, are managing directors of Thomas H. Lee Partners, L.P. and disclaim any beneficial ownership of any shares beneficially owned by the Thomas H. Lee Funds. Messrs. Lawry, Sperling and Brizius have an address c/o Thomas H. Lee Partners, L.P., 75 State Street, Suite 2600, Boston, Massachusetts 02109.

(6)
Mr. Nunnelly, a director of Houghton Mifflin, Holdco and Parent, is a managing director of Bain Capital, LLC. Amounts disclosed for Mr. Nunnelly are also included above in the amounts disclosed in the table next to "Bain Funds." Includes (i) 65,475 Class A shares and 7,275 Class L shares of common stock held by Coinvest, whose sole member is Coinvestment, whose general partner is

  Partners VII, whose general partner is BCI, of which Mr. Nunnelly is a member, (ii) 178,792 Class A shares and 19,446 Class L shares of common stock held by Integral, whose administrative member is Fund VI, whose general partner is Partner VI, whose general partner is BCI, of which Mr. Nunnelly is a member and (iii) 1,732 Class A shares and 612 Class L shares of common stock held by BCIP, whose administrative member is BCI, of which Mr. Nunnelly is a member. Mr. Nunnelly disclaims beneficial ownership of any such shares in which he does not have a pecuniary interest. Mr. Nunnelly has an address c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, Massachusetts 02199.

(7)
All shares beneficially owned by Ms. Smith and Ms. Metayer and the Company's other executive officers represent interests in the Parent Deferred Compensation Plan.

(8)
Includes the beneficial ownership of shares held by Thomas H. Lee Funds, Bain Funds and Blackstone Management Associates III L.L.C. by Messrs. Blitzer, Brizius, Friedman, Lawry, Nunnelly and Sperling as members or managing directors of Thomas H. Lee Funds, Bain Funds or Blackstone Management Associates III L.L.C. If beneficial ownership of such shares are not included, all current directors and executive officers as a group would have beneficial ownership of 1,892 shares of Class A Common Stock and 211 shares of Class L Common Stock, which would be less than 1% of Parent's common stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stockholders Agreement

        Houghton Mifflin has entered into a stockholders agreement with Parent and the Sponsors and members of its management participating in the deferred compensation plan described in "Management—Rollover of Retention Payments and Deferred Compensation Plan." Future holders of the common stock of Parent may also be required to become parties to the agreement. The stockholders agreement provides that after the initial public offering of Parent, the holders of a majority of the shares thereof originally issued to the Sponsors will have the right to determine the size of the board of directors of Parent. In addition, the stockholders agreement provides that in the event that the size of the board of directors of Parent increases by any number of members, THL and Bain Capital will have the right to elect the same number of additional members, and Blackstone will have the right to elect a number of directors that is at least 20 percent of the total number of directors elected by the Sponsors. The stockholders agreement also provides that Houghton Mifflin's board of directors will at all times consist of the same members as the board of Parent.

        The stockholders agreement prohibits the parties thereto from transferring any of their stock except transfers by a natural person to an immediate family member or upon the death of that natural person and, in the case of an investment fund, transfers to other investment funds affiliated with the investment fund and to partners or members of the fund in a pro rata distribution. The agreement also gives the holders of a majority of the shares originally issued to the Sponsors the right to require all other parties to the agreement to sell their stock to a buyer in the event that such majority is selling 80 percent or more of their stock. The agreement also gives certain parties the right to participate in specified issuances of capital stock.

        The stockholders agreement provides that beginning December 31, 2009, or prior to such date with the prior approval of the holders of the majority of shares originally issued to the Sponsors, any holder of shares originally issued to the Sponsors may sell any portion of their shares to any third party. In such event, however, all parties to the agreement have the right to participate in the sale as a seller subject to a pro rata cut-back in which the holder of shares can only sell their pro rata percentage of shares. In addition, the holders of stock originally issued to the Sponsors have a right of first offer to purchase any shares of stock proposed to be sold in any such transaction.

        Any right of the holders of stock originally issued to the Sponsors to join in the sale of shares, to participate in any issuance of capital stock or to require other holders to sell shares terminate upon the earlier of a change in control of Houghton Mifflin or a qualified public offering of the shares of Parent.

        Beginning after the initial public offering of Parent, the stockholders agreement gives the holders of stock originally issued to the Sponsors the right to require Parent to register the common stock held by such stockholders for sale to the public under the Securities Act. Such registrations are subject to a potential underwriter's cut-back in the number of shares to be registered if the underwriter determines that marketing factors require a limitation in the number of shares to be underwritten. The stockholders agreement also gives certain stockholders that are parties to the agreement the right to participate in registered public offerings of Parent, other than the initial public offering of Houghton Mifflin. The stockholders agreement also requires Parent, Holdco and Houghton Mifflin indemnify the parties to the agreement and their affiliates from liability arising from any violation of securities laws by Parent, Holdco or Houghton Mifflin for any material misstatements or omissions made by Parent, Holdco or Houghton Mifflin in connection with such a public offering.

Management Agreement

        Houghton Mifflin has entered into a management agreement with Parent and the Sponsors. Pursuant to this agreement, Houghton Mifflin paid an aggregate of $50.0 million plus related fees and expenses to the Sponsors in consideration for their services in connection with the Acquisition, the Financing and the Refinancing. In consideration for ongoing consulting and management advisory services, the management agreement requires Houghton Mifflin to pay the Sponsors an aggregate annual fee of $5.0 million per year, which is payable quarterly in advance. This annual fee was prepaid in its entirety for 2003. In the case of future services provided in connection with any future acquisition, disposition, or financing transactions, the management agreement requires Houghton Mifflin to pay the Sponsors an aggregate fee of one percent of the gross transaction value of such transaction. The agreement also requires Houghton Mifflin and Parent to pay the reasonable expenses of the Sponsors in connection with, and indemnify them for liabilities arising from, the management agreement, the Acquisition and any related transactions, their equity investment in Parent, Houghton Mifflin's operations, and the services they provide to Houghton Mifflin and Parent. The management agreement terminates on December 30, 2012.

Agreement with Donna Lucki

        Houghton Mifflin entered into an employment agreement with Donna Lucki, the wife of Anthony Lucki, on September 5, 2003 under which Ms. Lucki will serve as a Senior Vice President and Publisher of Houghton Mifflin's School Division. The agreement is effective as of October 1, 2003 and provides for an annual base salary of $250,000. Ms. Lucki is also eligible to receive an annual bonus and will participate in the management equity plan upon its adoption. In addition, Houghton Mifflin agreed to pay Ms. Lucki a starting bonus of $75,000.

Agreement with Steve Gandy

        Houghton Mifflin entered into a consulting agreement with Steve Gandy on October 20, 2003 under which Mr. Gandy may from time to time provide independent consulting services to Houghton Mifflin and will be precluded or limited in providing consulting services to other companies. The agreement is for a maximum of 130 days during the period from October 20, 2003 to April 19, 2004 and provides for compensation of $1,000 per diem, plus applicable expenses. The number of consulting days assigned are in Houghton Mifflin's sole discretion. From October 20, 2003 until the expiration date of April 19, 2004, Mr. Gandy had not provided any consulting services.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Credit Facility

Overview

        Houghton Mifflin has entered into a senior credit facility with CIBC World Markets Corp. and Goldman Sachs Credit Partners L.P. as joint lead arrangers and joint bookrunners, Canadian Imperial Bank of Commerce as administrative agent and collateral trustee, Goldman Sachs Credit Partners L.P. and Deutsche Bank Securities Inc. as co-syndication agents, and Fleet Securities, Inc. as co-documentation agent. The senior credit facility consisted of:

  •
  a senior term loan facility in a total principal amount of $400.0 million; and

  •
  a revolving senior credit facility in a total principal amount of $325.0 million.

        Houghton Mifflin has prepaid the outstanding term loan under the senior term loan facility, such that only the $325 million revolving senior credit facility remains. Simultaneously with that prepayment, Houghton Mifflin canceled all remaining commitments under the senior term loan facility.

Security Interests

        Houghton Mifflin's obligations under its current senior credit facility are unconditionally and irrevocably guaranteed by Parent and Holdco, are secured by a pledge of the capital stock of Holdco and Houghton Mifflin and are secured equally and ratably with its outstanding 2011 Senior Notes by a first priority perfected security interest in:

  •
  all of the capital stock of each of its material direct domestic subsidiaries;

  •
  65% of the capital stock of each of its material direct foreign subsidiaries; and

  •
  all of its other tangible and intangible assets.

Revolving Senior Credit Facility

        The revolving senior credit facility has a total committment of $325.0 million. Houghton Mifflin is entitled to draw amounts under it for working capital and other general corporate purposes. The revolving senior credit facility will mature on December 30, 2008.

Availability

        Houghton Mifflin may borrow, repay and reborrow the total amount of the revolving senior credit facility until its maturity subject to a clean down limitation. The clean down limitation requires that in each of the first two fiscal years after December 30, 2002, for a period of at least 10 consecutive business days, the aggregate amount of all usage of the revolving senior credit facility may not exceed $75.0 million. In each fiscal year thereafter, for a period of at least 10 consecutive business days, the aggregate amount of all usage of the revolving senior credit facility may not exceed $50.0 million.

Interest Rates

        Borrowings under the senior credit facility bear interest, at Houghton Mifflin's option, at either:

  •
  base rate, plus the applicable interest rate margin; or

  •
  LIBOR rate on deposits for one-, two-, three- or six-month periods (or such other periods as may be made available by all lenders under the senior credit facility) plus the applicable interest margin.

The interest margin on loans made under the revolving senior credit facility currently are 2.25% for prime rate loans and 3.25% for LIBOR loans. The interest margin on loans made under the revolving senior credit facility are subject to downward adjustment based on a schedule that corresponds to the leverage ratio of Houghton Mifflin and its subsidiaries on a consolidated basis.

        In addition, Houghton Mifflin pays a commitment fee on the unused commitments under the revolving senior credit facility of 0.75% per annum, payable quarterly in arrears.

Mandatory and Optional Repayment

        If Houghton Mifflin is otherwise required to make any mandatory prepayment of indebtedness under the senior notes or any subordinated indebtedness to the senior credit facility, Houghton Mifflin is required to prepay the revolving credit loans and reduce the commitments under the senior credit facility in an aggregate amount equal to the amount of such mandatory prepayment to the extent that, in making such prepayment, no such prepayment shall be required on the senior notes or any such subordinated indebtedness.

        The foregoing mandatory prepayments will be applied: (i) first to repay outstanding swing line loans; and (ii) second to repay outstanding revolving loans, which will also reduce the commitments under the revolving senior credit facility.

        Houghton Mifflin may voluntarily prepay loans under the senior credit facility, in whole or in part, without penalty, subject to minimum prepayments. If Houghton Mifflin prepays LIBOR loans, it will be required to reimburse lenders for their breakage and redeployment costs, if any.

Covenants

        The senior credit facility contains negative and affirmative covenants and requirements affecting Parent, Holdco, Houghton Mifflin and its subsidiaries. The senior credit facility contains the following negative covenants and restrictions, among others: restrictions on debt, liens, guarantee obligations, mergers, asset dispositions, sale-leaseback transactions, investments, loans, advances, acquisitions, dividends and other restricted junior payments, stock repurchases, transactions with affiliates, changes in business conducted and prepayments and amendments of subordinated debt. Houghton Mifflin's senior credit facility also requires Houghton Mifflin and will require its existing and future subsidiaries, with certain exceptions set forth in its credit agreement, to meet certain financial covenants and ratios, particularly a total leverage ratio, a senior leverage ratio, an interest coverage ratio and a capital expenditures covenant.

        The senior credit facility contains the following affirmative covenants, among others: mandatory reporting by Houghton Mifflin of financial and other information to the administrative agent, notice by Houghton Mifflin to the administrative agent upon the occurrence of certain events of default and other events, and other standard obligations that will require Houghton Mifflin to operate its business in an orderly manner and consistent with past practice and to maintain insurance coverage.

Events of Default

        The senior credit facility specifies certain customary events of default, including non-payment of principal, interest or fees, violation of certain covenants, inaccuracy of representations and warranties, bankruptcy and insolvency events and change of control of Parent.

Houghton Mifflin's Existing Notes

8.250% Senior Notes

        General.    In January 2003, Houghton Mifflin issued its 8.250% Senior Notes that mature on February 1, 2011 in an aggregate principal amount of $600 million in a private transaction not subject to the registration requirements under the Securities Act. In September 2003, Houghton Mifflin completed an exchange offer in which holders exchanged the 8.250% Senior Notes for identical freely tradeable 8.250% Senior Notes registered under the Securities Act. The net proceeds from this financing, along with the net proceeds from Houghton Mifflin's issuance of 9.875% Senior Subordinated Notes, were used to repay Houghton Mifflin's $500.0 million senior subordinated bridge loan facility in full and its $275.0 million senior term loan under the senior credit facility, and to repurchase its 2004 Senior Notes and 2006 Senior Notes.

        Ranking.    The 8.250% Senior Notes are general unsecured obligations of Houghton Mifflin, effectively subordinated to secured obligations of Houghton Mifflin to the extent of the value of the assets securing such obligations and ranking equally in right of payment to all existing and future unsecured obligations of Houghton Mifflin that are not, by their terms, expressly subordinated in right of payment to the 8.250% Senior Notes. The 8.250% Senior Notes are not entitled to the benefit of any sinking fund.

        Optional Redemption.    The 8.250% Senior Notes may be redeemed, in whole or in part, at any time prior to February 1, 2007 at the option of Houghton Mifflin at a redemption price equal to 100% of the principal amount of the 8.250% Senior Notes redeemed plus the greater of (1) 1.0% of the then outstanding principal amount of the 8.250% Senior Notes and (2) the excess of (a) the present value at the redemption date of (i) the redemption price of the 8.250% Senior Notes at February 1, 2007, as set forth in the table below, plus (ii) all required interest payments due through February 1, 2007, excluding accrued but unpaid interest, computed using a discount rate equal to the treasury rate as of such redemption date plus 50 basis points; over (b) the then outstanding principal amount of the 8.250% Senior Notes.

        On or after February 1, 2007, Houghton Mifflin may redeem all or a part of the 8.250% Senior Notes at the redemption prices, expressed as a percentage of the principal amount, set forth in the table below, plus accrued and unpaid interest, if redeemed during the twelve-month period beginning on February 1 of the years indicated below:

Year	Percentage
2007	104.125%
2008	102.063%
2009 and thereafter	100.000%

        In addition, at any time prior to February 1, 2006, Houghton Mifflin may redeem up to 35% of the originally issued aggregate principal amount of 8.250% Senior Notes at a redemption price of 108.250% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of certain equity offerings of Houghton Mifflin or of any of its direct or indirect parent corporations, provided that at least

65% of the originally issued principal amount of the 8.250% Senior Notes remains outstanding after the occurrence of such redemption and the redemption occurs within 90 days of the closing of such equity offering.

        Change of Control.    In the event of a change of control, which is defined in the indenture governing the 8.250% Senior Notes, each holder of the 8.250% Senior Notes will have the right to require Houghton Mifflin to repurchase all or any part of such holder's 8.250% Senior Notes at a purchase price in cash equal 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase.

        Covenants.    The indenture governing the 8.250% Senior Notes contains certain covenants that, among other things, limit Houghton Mifflin's ability and the ability of some of Houghton Mifflin's subsidiaries to:

  •
  incur indebtedness or issue preferred shares;

  •
  pay dividends or make distributions in respect of capital stock or to make other restricted payments;

  •
  make investments;

  •
  sell assets;

  •
  create liens without securing the 8.250% Senior Notes;

  •
  consolidate, merge, sell or otherwise dispose of all or substantially all of the assets;

  •
  enter into certain transactions with affiliates; and

  •
  designate subsidiaries as unrestricted subsidiaries.

        Events of Default.    The indenture governing the 8.250% Senior Notes also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on such 8.250% Senior Notes to become or to be declared to be due and payable.

9.875% Senior Subordinated Notes

        General.    In January 2003, Houghton Mifflin issued its 9.875% Senior Subordinated Notes that mature on February 1, 2013 in an aggregate principal amount of $400 million in a private transaction not subject to the registration requirements under the Securities Act. In September 2003, Houghton Mifflin completed an exchange offer in which holders exchanged the 9.875% Senior Subordinated Notes for identical freely tradeable 9.875% Senior Subordinated Notes registered under the Securities Act.

        Ranking.    The 9.875% Senior Subordinated Notes are general unsecured obligations of Houghton Mifflin, subordinated in right of payment to all existing and future senior debt of Houghton Mifflin and pari passu in right of payment with any future senior subordinated indebtedness of Houghton Mifflin. The 9.875% Senior Subordinated Notes are not entitled to the benefit of any sinking fund.

        Optional Redemption.    9.875% Senior Subordinated Notes may be redeemed, in whole or in part, at any time prior to February 1, 2008 at the option of Houghton Mifflin at a redemption price equal to 100% of the principal amount of the 9.875% Senior Subordinated Notes redeemed plus the greater of (1) 1.0% of the then outstanding principal amount of the 9.875% Senior Subordinated Notes and (2) the excess of (a) the present value at the redemption date of (i) the redemption price of the 9.875% Senior Subordinated Notes at

February 1, 2008, as set forth in the table below, plus (ii) all required interest payments due through February 1, 2008, excluding accrued but unpaid interest, computed using a discount rate equal to the treasury rate as of such redemption date plus 50 basis points; over (b) the then outstanding principal amount of the 9.875% Senior Subordinated Notes.

        On or after February 1, 2008, Houghton Mifflin may redeem all or a part of the 9.875% Senior Subordinated Notes at the redemption prices, expressed as a percentage of the principal amount, set forth in the table below, plus accrued and unpaid interest, if redeemed during the twelve-month period beginning on February 1 of the years indicated below:

Year	Percentage
2008	104.938%
2009	103.292%
2010	101.646%
2011 and thereafter	100.000%

        In addition, at any time prior to February 1, 2006, Houghton Mifflin may redeem up to 35% of the originally issued aggregate principal amount of 9.875% Senior Subordinated Notes at a redemption price of 109.875% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of certain equity offerings of Houghton Mifflin or of any of its direct or indirect parent corporations, provided that at least 65% of the originally issued principal amount of the 9.875% Senior Subordinated Notes remains outstanding after the occurrence of such redemption and the redemption occurs within 90 days of the closing of such equity offering.

        Change of Control.    In the event of a change of control, which is defined in the indenture governing the 9.875% Senior Subordinated Notes, each holder of the 9.875% Senior Subordinated Notes will have the right to require Houghton Mifflin to repurchase all or any part of such holder's 9.875% Senior Subordinated Notes at a purchase price in cash equal 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase.

        Covenants.    The indenture governing the 9.875% Senior Subordinated Notes contains certain covenants that, among other things, limit Houghton Mifflin's ability and the ability of some of Houghton Mifflin's subsidiaries to:

  •
  incur indebtedness or issue preferred shares;

  •
  pay dividends or make distributions in respect of capital stock or to make other restricted payments;

  •
  make investments;

  •
  sell assets;

  •
  create liens without securing the 9.875% Senior Subordinated Notes;

  •
  consolidate, merge, sell or otherwise dispose of all or substantially all of the assets;

  •
  enter into certain transactions with affiliates; and

  •
  designate subsidiaries as unrestricted subsidiaries.

        Events of Default.    The indenture governing the 9.875% Senior Subordinated Notes also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on such 9.875% Senior Subordinated Notes to become or to be declared to be due and payable.

2011 Senior Notes

        In March 2001, Houghton Mifflin issued $150.0 million of its 2011 Senior Notes through a public debt offering. The 2011 Senior Notes were priced at 99.84% to yield an effective annual interest rate of 7.22%. The proceeds were used to repay existing commercial paper debt. The 2011 Senior Notes:

  •
  are senior secured obligations, ranking equally with all of Houghton Mifflin's other senior secured indebtedness;

  •
  are not entitled to the benefit of any sinking fund; and

  •
  may be redeemed in whole or in part at any time at a redemption price equal to the greater of: (i) 100% of the principal amount of the 2011 Senior Notes; and (ii) the sum of the present values of the remaining scheduled principal and interest payments in respect of the notes to be redeemed discounted to the date of redemption on a semi-annual basis, using a rate based on comparable U.S. Treasury securities plus 25 basis points.

        The 2011 Senior Notes were issued pursuant to an indenture dated March 15, 1994, as supplemented by a first supplemental indenture dated July 27, 1995, a second supplemental indenture dated December 30, 2002 and a third supplemental indenture dated February 7, 2003 (the "Old Indenture"), between Houghton Mifflin and U.S. Bank N.A., as successor trustee. The Old Indenture allows Houghton Mifflin to issue debt securities at any time in an unlimited amount. Houghton Mifflin's ability to issue additional debt under the Old Indenture is not subject to a leverage test or other financial covenants. The Old Indenture contains other covenants, however, that limit Houghton Mifflin's ability to:

  •
  enter into sale and leaseback transactions in respect of real property owned by Houghton Mifflin for more than 180 days, unless, among other things, the lease has a term of three years or less and Houghton Mifflin or its subsidiaries could create a security interest on the property to secure a debt equal to in amount to the present value of the obligations under the lease; and

  •
  grant mortgages and other security interests on other debt without equally and ratably securing the debt securities issued under the Old Indenture, provided, that Houghton Mifflin and its subsidiaries may grant mortgages to secure the purchase price or cost of improvement on property acquired, constructed or improved by Houghton Mifflin or any subsidiary without equally and ratably securing the debt securities.

        The Old Indenture permits Houghton Mifflin to merge into another corporation, or transfer substantially all of its properties and assets to another person, without the consent of the holders of any of the outstanding debt securities under the Old Indenture if the other person, among other things, assumes all of Houghton Mifflin's obligations under the debt securities and the Old Indenture in writing and takes any action necessary to secure the debt securities equally with any other secured debt, if Houghton Mifflin's assets become subject to a security interest as a result of the merger or other transaction.

        The Old Indenture prevents Houghton Mifflin's subsidiaries from incurring, assuming or guaranteeing debt in excess of an aggregate amount of $5.0 million at any one time outstanding, including any permitted mortgage described above, that is payable more than one year from the date on which it was issued. This prohibition also applies to debt if Houghton Mifflin can, at its option, extend the maturity date of such debt for more than one year.

DESCRIPTION OF NOTES

        You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." In this description, the term "Holdco" refers only to HM Publishing Corp. and not to any of its subsidiaries. For purposes of this summary, the term "Notes" refers to both the outstanding and exchange 11 1/2% Senior Discount Notes due 2013.

        The outstanding notes were issued, and the exchange notes will be issued, under an indenture dated as of October 3, 2003 (the "Indenture") between Holdco and Wells Fargo Bank Minnesota, National Association, as trustee (the "Trustee").

        The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939.

        The following description is a summary of the material provisions of the Indenture. It does not restate the agreement in its entirety. We urge you to read the Indenture because it, and not this description, define your rights as holders of the Notes. Copies of the Indenture are available as set forth below under "—Additional Information." Certain defined terms used in this description but not defined below under "—Certain Definitions" have the meanings assigned to them in the Indenture.

        The registered holder of any Note will be treated as the owner of it for all purposes. Only registered holders will have rights under the Indenture.

Brief Description of the Notes

        The Notes are:

  •
  general senior unsecured obligations of Holdco;

  •
  effectively subordinated to secured obligations of Holdco to the extent of the value of the assets securing such obligations;

  •
  equal in right of payment to all future unsecured obligations of Holdco that are not, by their terms, expressly subordinated in right of payment to the Notes; and

  •
  senior in right of payment to any future obligations of Holdco that are, by their terms, expressly subordinated in right of payment to the Notes.

        The obligations of Houghton under the Credit Agreement are guaranteed by Holdco and are secured by substantially all the assets of Holdco and Houghton. At December 31, 2003, Holdco had outstanding total Indebtedness (including the Notes) of approximately $155.2 million. An additional $325.0 million was available for borrowing under the Credit Agreement subject to borrowing base limitations, all of which were secured if borrowed and effectively senior to the Notes to the extent of the assets securing such borrowings. The Indenture permits Holdco to incur additional Indebtedness.

Principal, Maturity and Interest

        On October 3, 2003, Holdco issued $265.0 million in aggregate principal amount at maturity of outstanding notes. The Indenture governing the Notes provides for the issuance of additional Notes having identical terms and conditions to the Notes (the "Additional Notes"), subject to compliance with the covenants contained in the Indenture. Any Additional Notes will be part of the same issue as the Notes and will vote on all matters with the Notes. The Notes will mature on October 15, 2013.

        Notes are issued in denominations of $1,000 and integral multiples of $1,000.

        No cash interest will accrue on the Notes prior to October 15, 2008, although for U.S. federal income tax purposes a significant amount of original issue discount, taxable as ordinary income, will be recognized by a holder as such discount accretes. See "Material United States Federal Tax Consequences" for a discussion regarding the taxation of such original issue discount. Cash interest will accrue on the Notes at the rate per annum shown on the front cover of this prospectus from October 15, 2008, or from the most recent date to which interest has been paid, semiannually on April 15 and October 15 of each year, commencing April 15, 2009, to the holders of record at the close of business on April 1 and October 1 immediately preceding the interest payment date.

        Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

        If a holder has given wire transfer instructions to Holdco, Holdco will pay all principal, interest and premium and Additional Interest (as defined below under "Registration Rights; Exchange Offer"), if any, on that holder's Notes in accordance with those instructions. All other payments on Notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Holdco elects to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

        The Trustee will initially act as paying agent and registrar. Holdco may change the paying agent or registrar without prior notice to the holders, and Holdco or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

        A holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. Holdco is not required to transfer or exchange any note selected for redemption. Also, Holdco is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Holding Company Structure

        Holdco is a holding company and does not have any material assets or operations other than ownership of Capital Stock of Houghton. All of its operations are conducted through its Subsidiaries. Claims of creditors of such Subsidiaries, including trade creditors, and claims of preferred stockholders (if any) of such Subsidiaries generally will have priority with respect to the assets and earnings of such Subsidiaries over the claims of Holdco's creditors, including holders of the Notes. The Notes, therefore, will be structurally subordinated to creditors (including trade creditors) and preferred stockholders (if any) of our Subsidiaries, including Houghton. As of December 31, 2003, Holdco had Indebtedness of approximately $155.2 million outstanding and its Subsidiaries had Indebtedness and other liabilities of approximately $1,891.2 million outstanding. Although the Indenture for the Notes limits the incurrence of Indebtedness and the issuance of preferred stock of our Restricted Subsidiaries, such limitation is subject to a number of significant qualifications. For instance, Holdco's Restricted Subsidiaries may incur indebtedness if their Fixed Charge Coverage Ratio is at least 2.0 to 1. See "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred

Stock." Moreover, the Indenture does not impose any limitation on the incurrence by such Restricted Subsidiaries of liabilities that are not considered Indebtedness under the Indenture such as contingent obligations and trade payables incurred in the ordinary course of business and net in respect of borrowed money. See "Risk Factors."

Optional Redemption

        At any time prior to October 15, 2006, Holdco may on any one or more occasions redeem with the net cash proceeds of one or more Equity Offerings up to 35% of the aggregate principal amount at maturity of Notes issued under the Indenture at a redemption price of 111.50% of the Accreted Value thereof at the redemption date; provided that:

  (1)
  at least 65% of the aggregate principal amount at maturity of Notes issued under the Indenture remains outstanding immediately after the occurrence of such redemption (excluding Notes held by Holdco and its Subsidiaries); and

  (2)
  the redemption occurs within 90 days of the date of the closing of such Equity Offering.

        The Notes may be redeemed, in whole or in part, at any time prior to October 15, 2008, at the option of Holdco upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each holder's registered address, at a redemption price equal to 100% of the Accreted Value of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

        On or after October 15, 2008, Holdco may redeem all or a part of the Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount at maturity thereof) set forth below plus accrued and unpaid interest and Additional Interest, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on October 15 of the years indicated below:

Year	Percentage
2008	105.750%
2009	103.833%
2010	101.917%
2011 and thereafter	100.000%

        If less than all of the Notes are to be redeemed, the Trustee will select Notes for redemption either in accordance with requirements of the principal national securities exchange on which the Notes are listed or, if not so listed, on a pro rata basis, by lot or by such method as the Trustee deems fair and appropriate.

        Holdco may acquire Notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the Indenture.

Mandatory Redemption

        Holdco is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Repurchase at the Option of Holders

  Change of Control

        If a Change of Control occurs, each holder of Notes will have the right to require Holdco to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder's Notes pursuant to a Change of Control Offer on the terms set forth in the Indenture. In the Change of Control Offer, Holdco will offer a Change of Control Payment in cash equal to 101% of the Accreted Value of Notes repurchased plus accrued and unpaid interest and Additional Interest, if any, on the Notes repurchased, to the date of purchase. Within 60 days following any Change of Control, Holdco will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. Holdco will comply with the requirements of Rule 14e-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, Holdco will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such conflict.

        On the Change of Control Payment Date, Holdco will, to the extent lawful:

  (1)
  accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

  (2)
  deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

  (3)
  deliver or cause to be delivered to the Trustee the Notes properly accepted together with an officers' certificate stating the aggregate principal amount at maturity of Notes or portions of Notes being purchased by Houghton.

        The paying agent will promptly mail to each holder of Notes properly tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount at maturity to any unpurchased portion of the Notes surrendered, if any; provided that each new Note will be in a principal amount at maturity of $1,000 or an integral multiple of $1,000.

        Prior to complying with any of the provisions of this "Change of Control" covenant under the Indenture governing the Notes, but in any event within 90 days following a Change of Control, to the extent required to permit Holdco to comply with this covenant Holdco will either repay all outstanding Indebtedness under the Credit Agreement or obtain the requisite consents, if any, under the Credit Agreement. Holdco will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

        The provisions described above that require Holdco to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture contains provisions that permit the holders of the Notes to require that Holdco repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

        Holdco will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by Holdco and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer.

        The Credit Agreement contains, and existing and future indebtedness of Holdco and its Subsidiaries may contain, prohibitions on the occurrence of certain events that would constitute a Change of Control or require such indebtedness to be repaid or purchased upon a Change of Control. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. The Credit Agreement does not permit Houghton to pay dividends or make distributions to Holdco for the purpose of purchasing Notes in the event of a Change of Control. Even if sufficient funds were otherwise available, the terms of certain of Holdco's Indebtedness could prohibit the prepayment of Notes prior to their scheduled maturity. Consequently, if Holdco is not able to prepay such Indebtedness, Holdco will be unable to fulfill its repurchase obligations if holders of Notes exercise their repurchase rights following a Change of Control. The failure to make or consummate the Change of Control Offer or pay the purchase price when due will give the trustee and the holders the rights described under "—Events of Default." In the event Holdco is required to purchase outstanding Notes pursuant to a Change of Control Offer, Holdco expects to seek third party financing to the extent it lacks available funds to meet its purchase obligations. However, there can be no assurance that we would be able to obtain such financing.

        The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of Holdco and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require Holdco to repurchase its Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Holdco and its Subsidiaries taken as a whole to another Person or group may be uncertain.

  Asset Sales

        Holdco will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

  (1)
  Holdco (or such Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of; and

  (2)
  in the case of Asset Sales involving consideration in excess of $10.0 million, the fair market value is determined by Holdco's Board of Directors and evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee; and

  (3)
  except for any Permitted Asset Swap, at least 75% of the consideration received in the Asset Sale by Holdco or such Restricted Subsidiary is in the form of cash or Cash Equivalents.

        For purposes of clause (3) above, the amount of (i) any liabilities (as shown on Holdco's or such Restricted Subsidiary's most recent balance sheet or in the notes thereto) of Holdco or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets and for which Holdco and all Restricted Subsidiaries have been validly released by all creditors in writing, (ii) any securities received by Holdco or such Restricted Subsidiary from such transferee that are converted by Holdco or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale and (iii) any Designated Noncash Consideration received by Holdco or any of its Restricted Subsidiaries in such Asset Sale having an aggregate fair market value (as determined in good faith by the Board of Directors of Holdco), taken together with all other Designated Noncash Consideration received pursuant to this clause (iii) that is at that time outstanding, not to exceed the greater of (x) $50.0 million and (y) 6.0% of Consolidated Tangible Assets at the time of the receipt of such Designated Noncash Consideration (with the fair market value of each item of Designated Noncash Consideration being measured at the time received without giving effect to subsequent changes in value) shall be deemed to be cash for purposes of this paragraph and for no other purpose.

        Within 395 days after the receipt of any Net Proceeds from an Asset Sale, Holdco may apply those Net Proceeds at its option:

  (1)
  to permanently reduce Obligations under the Credit Agreement (and to correspondingly reduce commitments with respect thereto) or Indebtedness of Holdco that ranks pari passu with the Notes (provided that if Holdco shall so reduce Obligations under such Indebtedness, it will equally and ratably reduce Obligations under the Notes by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders of Notes to purchase at a purchase price equal to 100% of the Accreted Value thereof, plus accrued and unpaid interest and Additional Interest, if any, the pro rata Accreted Value of Notes) or Indebtedness of a Restricted Subsidiary, in each case, other than Indebtedness owed to Holdco or an affiliate of Holdco; provided that, if an offer to purchase any Indebtedness of Houghton or any of its Restricted Subsidiaries is made in accordance with the terms of such Indebtedness, the obligation to permanently reduce Indebtedness of a Restricted Subsidiary will be deemed to be satisfied to the extent of the amount of the offer, whether or not accepted by the holders thereof, and no Excess Proceeds in the amount of such offer will be deemed to exist following such offer;

  (2)
  to an investment in (A) any one or more businesses; provided that such investment in any business is in the form of the acquisition of Capital Stock and results in Holdco or a Restricted Subsidiary owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (B) capital expenditures or (C) other assets, in each of (A), (B) and (C), used or useful in a Permitted Business; and/or

  (3)
  to an investment in (A) any one or more businesses; provided that such investment in any business is in the form of the acquisition of Capital Stock and it results in Holdco or a Restricted Subsidiary owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (B) properties or (C) assets that, in each of (A), (B) and (C), replace the businesses, properties and assets that are the subject of such Asset Sale.

        When the aggregate amount of Net Proceeds not applied or invested in accordance with the preceding paragraph ("Excess Proceeds") exceeds $20.0 million, Holdco will make an offer (an "Asset Sale Offer") to all holders of Notes to purchase on a pro rata basis the maximum principal amount at maturity of Notes that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the Accreted Value of the Notes to be purchased plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, and will be payable in cash.

        Pending the final application of any Net Proceeds, Holdco may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the Indenture.

        If any Excess Proceeds remain after consummation of an Asset Sale Offer, Holdco may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount at maturity of Notes tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee will select the Notes to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount at maturity of Excess Proceeds will be reset at zero.

        Holdco will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, Holdco will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such conflict.

Selection and Notice

        If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

  (1)
  if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

  (2)
  if the Notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the Trustee deems fair and appropriate.

        No Notes of $1,000 principal amount at maturity or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. Notices of redemption may not be conditional.

        If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount at maturity of that Note that is to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the holder of Notes upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, Accreted Value will cease to accrue and interest will cease to accrue, in each case to the extent applicable, on Notes or portions of them called for redemption.

Certain Covenants

        Restricted Payments

        Holdco will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

  (a)
  declare or pay any dividend or make any other payment or distribution on account of Holdco's or any of its Restricted Subsidiaries' Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation (other than (A) dividends or distributions by Holdco payable in Equity Interests (other than Disqualified Stock) of Holdco or in options, warrants or other rights to purchase such Equity Interests (other than Disqualified Stock) or (B) dividends or distributions by a Restricted Subsidiary to Holdco or any Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Subsidiary, Holdco or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

  (b)
  purchase, redeem or otherwise acquire or retire for value any Equity Interests of Holdco or any direct or indirect parent corporation of Holdco, including in connection with any merger or consolidation involving Holdco;

  (c)
  make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment, sinking fund payment or maturity, any Indebtedness subordinated or junior in right of payment to the Notes (other than (x) Indebtedness permitted under clauses (7) and (8) of the definition of "Permitted Debt" or (y) the purchase, repurchase or other acquisition of Indebtedness subordinated or junior in right of payment to the Notes, as the case may be, purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition); or

  (d)
  make any Restricted Investment (all such payments and other actions set forth in these clauses (a) through (d) being collectively referred to as "Restricted Payments"),

unless, at the time of and after giving effect to such Restricted Payment:

  (1)
  no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment; and

  (2)
  (A) with respect to a Restricted Payment by Holdco, Holdco would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in clause (i) of the first paragraph of the covenant described below under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock" (it being understood that for purposes of calculating the Fixed Charge Coverage Ratio for this purpose only, any of Holdco's noncash interest expense and amortization of original issue discount shall be excluded) or (B) with respect to a Restricted Payment by Houghton or any Restricted Subsidiary of Houghton, Houghton and any Restricted Subsidiary of Houghton would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in clause (ii) of the first paragraph of the covenant described below under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock"; and

  (3)
  such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Holdco and the Restricted Subsidiaries after January 30, 2003 (excluding Restricted Payments permitted by clauses (2) (with respect to the payment of dividends on Refunding Capital Stock pursuant to clause (B) thereof), (3), (4), (5), (6), (8), (10), (11), (12), (13), (14), (15) and (16) of the next succeeding paragraph), is less than the sum, without duplication, of

  (a)
  50% of the Consolidated Net Income (it being understood that for purposes of calculating Consolidated Net Income pursuant to this clause 3(a) only, any of Holdco's noncash interest expense and amortization of original issue discount shall be excluded) of Holdco for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after January 30, 2003, to the end of Holdco's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), plus

  (b)
  100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Board of Directors of Holdco, of property and marketable securities received by Holdco since immediately after January 30, 2003 from the issue or sale of (x) Equity Interests of Holdco (including Retired Capital Stock (as defined below)) (other than (i) cash proceeds and marketable securities received from Equity Offerings to the extent used to redeem Notes in compliance with the provisions set forth under the caption "—Optional Redemption" and (ii) cash proceeds and marketable securities received from the sale of Equity Interests to members of management, directors or consultants of Holdco or any direct or indirect parent corporation of Holdco and the Subsidiaries after January 30, 2003 to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph and, to the extent actually contributed to Holdco, Equity Interests of Holdco's direct or indirect parent corporations) or (y) debt securities of Holdco that have been converted into such Equity Interests of Holdco (other than Refunding Capital Stock (as defined below) or Equity Interests or convertible debt securities of Holdco sold to a Restricted Subsidiary or Holdco, as the case may be, and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock), plus

  (c)
  100% of the aggregate amount of cash and the fair market value, as determined in good faith by the Board of Directors of Holdco, of property and marketable securities contributed to the capital of Holdco following January 30, 2003 (other than (i) net cash proceeds from Equity Offerings to the extent used to redeem Notes in compliance with the provisions set forth under the caption "—Optional Redemption" and (ii) by a Restricted Subsidiary and by any Excluded Contributions), plus

  (d)
  100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Board of Directors of Holdco, of property and marketable securities received by means of (A) the sale or other disposition (other than to Holdco or a Restricted Subsidiary) of Restricted Investments made by Holdco or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from Holdco or its Restricted Subsidiaries and repayments of loans or advances which constitute Restricted Investments by Holdco or its Restricted Subsidiaries or (B) the sale (other than to Holdco or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by a Restricted Subsidiary pursuant to clause (7) or (11) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary, plus

    (e)
    in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary or the merger or consolidation of an Unrestricted Subsidiary into Holdco or a Restricted Subsidiary or the transfer of assets of an Unrestricted Subsidiary to Holdco or a Restricted Subsidiary, the fair market value of the Investment in such Unrestricted Subsidiary, as determined by the Board of Directors of Holdco in good faith at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary or at the time of such merger, consolidation or transfer of assets (other than an Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made by a Restricted Subsidiary pursuant to clause (7) or (11) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment).

        The preceding provisions will not prohibit:

  (1)
  the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

  (2)
  (A) the redemption, repurchase, retirement or other acquisition of any Equity Interests of Houghton or any direct or indirect parent corporation ("Retired Capital Stock") or Indebtedness subordinated to the Notes, in exchange for or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary or Holdco) of Equity Interests of Holdco or any direct or indirect parent corporation thereof or contributions to the equity capital of Holdco (in each case, other than Disqualified Stock) ("Refunding Capital Stock") and (B) if immediately prior to the retirement of Retired Capital Stock, the declaration and payment of dividends thereon was permit ted under this covenant "—Restricted Payments," the declaration and payment of dividends on the Refunding Capital Stock in an aggregate amount per year no greater than the aggregate amount of dividends per annum that was declarable and payable on such Retired Capital Stock immediately prior to such retirement;

  (3)
  the redemption, repurchase or other acquisition or retirement of Indebtedness subordinated to the Notes made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the borrower thereof, which is incurred in compliance with the covenant "—Incurrence of Indebtedness and Issuance of Preferred Stock" so long as (A) the principal amount of such new Indebtedness does not exceed the principal amount of the Indebtedness subordinated to the Notes being so redeemed, repurchased, acquired or retired for value plus the amount of any reasonable premium required to be paid under the terms of the instrument governing the Indebtedness subordinated to the Notes, being so redeemed, repurchased, acquired or retired, (B) such new Indebtedness is subordinated to such Notes and any

    Guarantees thereof at least to the same extent as such Indebtedness subordinated to such Notes so purchased, exchanged, redeemed, repurchased, acquired or retired for value, (C) such new Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Indebtedness subordinated to such Notes being so redeemed, repurchased, acquired or retired and (D) such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Indebtedness subordinated to such Notes being so redeemed, repurchased, acquired or retired;

  (4)
  a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of common Equity Interests of Holdco or any of its direct or indirect parent corporations held by any future, present or former employee, director or consultant of Holdco, any of its Subsidiaries or any of its direct or indirect parent corporations pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement; provided, however, that the aggregate amount of Restricted Payments made under this clause (4) does not exceed in any calendar year $10.0 million (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $20.0 million in any calendar year); and provided, further, that such amount in any calendar year may be increased by an amount not to exceed (A) the cash proceeds from the sale of Equity Interests of Holdco and to the extent contributed to Holdco, Equity Interests of any of its direct or indirect parent corporations, in each case, to members of management, directors or consultants of Holdco, any of its Subsidiaries or any of its direct or indirect parent corporations that occurs after January 30, 2003 plus (B) the amount of any cash bonuses otherwise payable to members of management, directors or consultants of Holdco or any of its Subsidiaries or any of its direct of indirect parent corporations in connection with the Transactions that are foregone in return for the receipt of Equity Interests of Holdco or any of its direct or indirect parent corporations pursuant to a deferred compensation plan of such corporation plus (C) the cash proceeds of key man life insurance policies received by Holdco or its Restricted Subsidiaries after January 30, 2003 (provided that Holdco may elect to apply all or any portion of the aggregate increase contemplated by clauses (A), (B) and (C) above in any calendar year) less (D) the amount of any Restricted Payments previously made pursuant to clauses (A), (B) and (C) of this clause (4);

  (5)
  the declaration and payment of dividends to holders of any class or series of Disqualified Stock of Holdco or any Restricted Subsidiary issued in accordance with this covenant to the extent such dividends are included in the definition of Fixed Charges for such entity;

  (6)
  the declaration and payment of dividends on Refunding Capital Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) above; provided, however, in the case of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of the declaration of such dividends on Refunding Capital Stock, after giving effect to such issuance or declaration on a pro forma basis, (A) in the case of Capital Stock of Holdco, Holdco would have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in clause (i) of the first paragraph of the covenant described below under the caption
  "—Incurrence of Indebtedness and Issuance of Preferred Stock" (it being understood that for purposes of calculating the Fixed Charge Coverage Ratio for this purpose only, any of Holdco's noncash interest and amortization of original issue discount shall be excluded) or (B) in the case of Capital Stock of Houghton and any Restricted Subsidiary of Houghton, Houghton and any Restricted Subsidiary of Houghton would have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in clause (ii) of the first paragraph of the covenant described below under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock";

  (7)
  Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash and/or marketable securities, not to exceed $25.0 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

  (8)
  repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

  (9)
  the payment of dividends on Holdco's common stock following the first public offering of Holdco's common stock or the common stock of any of its direct or indirect parent corporations after the Issue Date of up to 6% per annum of the net proceeds received by or contributed to Holdco in any past or future public offering, other than public offerings with respect to Holdco's common stock registered on Form S-8 and other than any public sale constituting an Excluded Contribution;

  (10)
  Investments that are made with Excluded Contributions;

  (11)
  other Restricted Payments in an aggregate amount not to exceed $25.0 million;

  (12)
  the declaration and payment of dividends, or the making of loans to, Parent in amounts required for such party to pay:

  (A)
  franchise taxes and other fees, taxes and expenses required to maintain its corporate existence;

  (B)
  federal, state and local income taxes to the extent such income taxes are attributable to the income of Holdco and the Restricted Subsidiaries and, to the extent of the amount actually received from the Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of the Unrestricted Subsidiaries, provided, however, that in each case the amount of such payments in any fiscal year does not exceed the amount that Holdco and the Restricted Subsidiaries would be required to pay in respect of federal, state and local taxes for such fiscal year were Holdco and the Restricted Subsidiaries to pay such taxes as a stand-alone taxpayer;

  (C)
  customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent corporation of Holdco to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of Holdco and its Restricted Subsidiaries; and

  (D)
  general corporate overhead expenses (including professional expenses) in an amount not to exceed $2.0 million in the aggregate of any direct or indirect parent corporation of Holdco to the extent such expenses are attributable to the ownership or operation of Houghton and its Restricted Subsidiaries;

  (13)
  cash dividends or other distributions on Parent's, Holdco's or any Restricted Subsidiary's Capital Stock used to, or the making of loans, the proceeds of which will be used to fund the payment of fees and expenses incurred in connection with the Transactions, the private offering of the outstanding notes or owed to Affiliates, in each case to the extent permitted by the covenant described under "—Transactions with Affiliates";

  (14)
  the declaration and payment of dividends on Parent's, Holdco's or any Restricted Subsidiary's Capital Stock in an amount equal to any purchase price adjustment amount pursuant to Section 2.4(d)(ii) of the Share Purchase Agreement due to a purchase price adjustment described in Section 2.2(b)(iii) of the Share Purchase Agreement;

  (15)
  distributions or payments of Securitization Fees and purchases of Securitization Assets pursuant to a Securitization Repurchase Obligation in connection with a Qualified Securitization Financing; or

  (16)
  the declaration and payment of dividends to Parent with the net proceeds received by Holdco from the sale of the Notes on the Issue Date;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (2) (with respect to the payment of dividends on Refunding Capital Stock pursuant to clause (B) thereof), (5), (6), (7), (9) and (11) above, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

        The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Holdco or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined in good faith by the Board of Directors of Holdco. Holdco's determination must be based upon an opinion or appraisal issued by an Independent Financial Advisor if the fair market value exceeds $25.0 million.

        As of the Issue Date, all of Holdco's Subsidiaries will be Restricted Subsidiaries. Holdco will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the second to last sentence of the definition of Unrestricted Subsidiary. For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding investments by Holdco and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the second paragraph of the definition of Investments. Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time under this covenant or the definition of Permitted Investments and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants described in this prospectus.

  Incurrence of Indebtedness and Issuance of Preferred Stock

        Holdco will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt), and Holdco will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, (i) that Holdco may incur Indebtedness (including Acquired Debt) if the Fixed Charge Coverage Ratio for Holdco's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred would have been at least 2.0 to 1 and (ii) Houghton and any Restricted Subsidiary of Houghton may incur Indebtedness (including Acquired Debt) and may issue Preferred Stock if the Fixed Charge Coverage Ratio for Houghton's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Preferred Stock is issued would have been at least 2.0 to 1, in each case, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

        The first paragraph of this covenant will not prohibit the incurrence of any of the following (collectively, "Permitted Debt"):

  (1)
  the existence of Indebtedness under the Credit Agreement together with the incurrence of the guarantees thereunder and the issuance and creation of letters of credit and bankers' acceptances thereunder (with letters of credit and bankers' acceptances being deemed to have a principal amount equal to the face amount thereof), up to an aggregate principal amount of $350.0 million outstanding at any one time less the amount of all mandatory principal payments actually made by the borrower thereunder in respect of Indebtedness thereunder with Net Proceeds from Asset Sales;

  (2)
  the incurrence by Holdco and its Restricted Subsidiaries of Indebtedness represented by the Notes (including any Guarantee) issued on the Issue Date;

  (3)
  Existing Indebtedness (other than Indebtedness described in clauses (1) and (2));

  (4)
  Indebtedness (including Capitalized Lease Obligations) incurred by Holdco or any Restricted Subsidiary to finance the purchase, lease or improvement of property (real or personal) or equipment that is used or useful in a Permitted Business (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount that, when aggregated with the principal amount of all other Indebtedness then outstanding and incurred pursuant to this clause (4), does not exceed the greater of (x) $40.0 million and (y) 5.0% of Consolidated Tangible Assets;

  (5)
  Indebtedness incurred by Holdco or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation letters of credit in respect of workers' compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Indebtedness with respect to reimbursement-type obligations regarding workers' compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

  (6)
  Indebtedness arising from agreements of Holdco or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that (A) such Indebtedness is not reflected on the balance sheet of Holdco or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (A)) and (B) the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds including non-cash proceeds (the fair market value of such non-cash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by Holdco and any Restricted Subsidiaries in connection with such disposition;

  (7)
  Indebtedness of Holdco owed to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owed to and held by Holdco or any Restricted Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to Holdco or a Restricted Subsidiary) shall be deemed, in each case, to constitute the incurrence of such Indebtedness by the issuer thereof and (B) if Holdco is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations of Holdco with respect to the Notes;

  (8)
  shares of Preferred Stock of a Restricted Subsidiary issued to Holdco or a Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to Holdco or a Restricted Subsidiary) shall be deemed in each case to be an issuance of such shares of Preferred Stock;

  (9)
  Hedging Obligations of Holdco or any Restricted Subsidiary (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting (A) interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding or (B) exchange rate risk with respect to any currency exchange;

  (10)
  obligations in respect of performance and surety bonds and performance and completion guarantees provided by Holdco or any Restricted Subsidiary or obligations in respect of letters of credit related thereto, in each case in the ordinary course of business or consistent with past practice;

  (11)
  Indebtedness of Holdco or any Restricted Subsidiary or Preferred Stock of any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference which, when aggregated with the principal amount and liquidation preference of all other Indebtedness and Preferred Stock then outstanding and incurred pursuant to this clause (11), does not at any one time outstanding exceed $125.0 million (it being understood that any Indebtedness or Preferred Stock incurred pursuant to this clause (11) shall cease to be deemed incurred or outstanding for purposes of this clause (11) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which Holdco or such Restricted Subsidiary could have incurred such Indebtedness or Preferred Stock under the first paragraph of this covenant without reliance on this clause (11));

  (12)
  any guarantee by Holdco or a Restricted Subsidiary of Indebtedness or other obligations of Holdco or any Restricted Subsidiary so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture;

  (13)
  the incurrence by Holdco or any Restricted Subsidiary of Indebtedness or Preferred Stock that serves to refund or refinance any Indebtedness incurred as permitted under the first paragraph of this covenant and clauses (2) and (3) above, (other than, in the case of (3) above, the Houghton Mifflin Bonds), this clause (13) and clause (14) below or any Indebtedness issued to so refund or refinance such Indebtedness including additional Indebtedness incurred to pay premiums and fees in connection therewith (the "Refinancing Indebtedness") prior to its respective maturity; provided, however, that such Refinancing Indebtedness (A) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness being refunded or refinanced, (B) to the extent such Refinancing Indebtedness refinances Indebtedness subordinated or pari passu to the Notes, such Refinancing Indebtedness is subordinated or pari passu to the Notes at least to the same extent as the Indebtedness being refinanced or refunded, (C) shall not include (x) Indebtedness or Preferred Stock of a Subsidiary that is not a Guarantor that refinances Indebtedness or Preferred Stock of Holdco or (y) Indebtedness or Preferred Stock of Holdco or a Restricted Subsidiary that refinances Indebtedness or Preferred Stock of an Unrestricted Subsidiary, (D) shall not be in a principal amount in excess of the principal amount of, premium, if any, accrued interest on, and related fees and expenses of, the Indebtedness being refunded or refinanced and (E) shall not have a stated maturity date prior to the Stated Maturity of the Indebtedness being refunded or refinanced; and provided, further, that subclauses (A), (B), and (E) of this clause (13) will not apply to any refunding or refinancing of any Indebtedness of a Restricted Subsidiary of Holdco;

  (14)
  Indebtedness or Preferred Stock of Persons that are acquired by Holdco or any Restricted Subsidiary or merged into Holdco or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that such Indebtedness or Preferred Stock is not incurred in connection with or in contemplation of such acquisition or merger; and provided, further, that after giving effect to such acquisition or merger, (A) in the case of Indebtedness and Preferred Stock of Holdco, Holdco would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in clause (i) of the first paragraph of this covenant or (B) in the case of Indebtedness and Preferred Stock of Houghton and any Restricted Subsidiary of Houghton, Houghton and any Restricted Subsidiary would have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in clause (ii) of the first paragraph of this covenant;

  (15)
  Indebtedness arising from the honoring by a bank or financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within five business days of its incurrence;

  (16)
  Indebtedness of Holdco or any Restricted Subsidiary of Holdco supported by a letter of credit issued pursuant to the Credit Agreement in a principal amount not in excess of the stated amount of such letter of credit; and

  (17)
  Indebtedness incurred by a Securitization Subsidiary in a Qualified Securitization Financing that is not recourse to Holdco or any Restricted Subsidiary of Holdco (except for Standard Securitization Undertakings).

        For purposes of determining compliance with this "—Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (17) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Holdco will be permitted to classify and later reclassify such item of Indebtedness in any manner that complies with this covenant, and such item of Indebtedness will be treated as having been incurred pursuant to only one of such categories. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of this covenant. Indebtedness under the Credit Agreement outstanding on the date on which Notes are first issued and authenticated under the Indenture will be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

  Liens

        Holdco will not directly or indirectly, create, incur, assume or suffer to exist any Lien (other than Permitted Liens) that secures obligations under any Indebtedness of Holdco ranking pari passu with or subordinated to the Notes on any asset or property of Holdco, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

  (1)
  in the case of Liens securing Indebtedness subordinated to the Notes, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

  (2)
  in all other cases, the Notes are equally and ratably secured,

        except that the foregoing shall not apply to:

    (i)
    Liens existing on the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date;

    (ii)
    (A) Liens securing the Notes, (B) Liens securing Indebtedness not to exceed the greater of (x) Indebtedness permitted to be incurred pursuant to clause (1) of the definition of "Permitted Debt" and (y) an amount equal to 2.75 times EBITDA for the most recently ended four fiscal quarters for which internal financial statements are available and (C) Liens securing Indebtedness under clause (9) of the definition of "Permitted Debt"; and

    (iii)
    Permitted Liens.

  Dividend and Other Payment Restrictions Affecting Subsidiaries

        Holdco will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any such Restricted Subsidiary to:

  (1)
  pay dividends or make any other distributions on its Capital Stock to Holdco or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to Holdco or any of its Restricted Subsidiaries;

  (2)
  make loans or advances to Holdco or any of its Restricted Subsidiaries; or

  (3)
  sell, lease or transfer any of its properties or assets to Holdco or any of its Restricted Subsidiaries.

        However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

  (1)
  contractual encumbrances or restrictions in effect on the Issue Date, including, without limitation, pursuant to Existing Indebtedness or the Credit Agreement and their related documentation;

  (2)
  the Indenture and the Notes;

  (3)
  purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (3) above in the first paragraph of this covenant on the property so acquired;

  (4)
  applicable law or any applicable rule, regulation or order;

  (5)
  any agreement or other instrument of a Person acquired by Holdco or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

  (6)
  contracts for the sale of assets, including without limitation, customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

  (7)
  secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under the captions "—Incurrence of Indebtedness and Issuance of Preferred Stock" and "—Liens" that limits the right of the debtor to dispose of the assets securing such Indebtedness;

  (8)
  restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

  (9)
  other Indebtedness of Restricted Subsidiaries permitted to be incurred pursuant to an agreement entered into subsequent to the Issue Date in accordance with the covenant described under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock" provided that either (A) the provisions relating to such encumbrance or restriction contained in such Indebtedness are no less favorable to Holdco, taken as a whole, as determined by the Board of Directors of Holdco in good faith than the provisions contained in the Credit Agreement or in the indentures governing the Existing Notes, in each case, as in effect on the Issue Date or (B) any encumbrance or restriction contained in such Indebtedness does not prohibit (except upon a default or event of default thereunder) the payment of dividends in an amount sufficient, as determined by the Board of Directors of Holdco in good faith, to make scheduled payments of cash interest on the Notes when due;

  (10)
  customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

  (11)
  customary provisions contained in leases and other agreements entered into in the ordinary course of business;

  (12)
  any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) of the first paragraph above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (11) above, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of Holdco's Board of Directors, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; or

  (13)
  any encumbrance or restriction of a Securitization Subsidiary effected in connection with a Qualified Securitization Financing; provided, however, that such restrictions apply only to such Securitization Subsidiary.

  Merger, Consolidation or Sale of Assets

        Holdco may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Holdco is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Holdco and its Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

  (1)
  either: (a) Holdco is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Holdco) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States, the District of Columbia or any territory thereof,

  (2)
  the Person formed by or surviving any such consolidation or merger (if other than Holdco) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Holdco under the Notes, the Indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the Trustee;

  (3)
  immediately after such transaction no Default or Event of Default exists; and

  (4)
  Holdco or the Person formed by or surviving any such consolidation or merger (if other than Holdco), or to which such sale, assignment, transfer, conveyance or other disposition has been made, will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in clause (i) of the first paragraph of the covenant described above under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock."

        This "Merger, Consolidation or Sale of Assets" covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among Holdco and its Restricted Subsidiaries. Notwithstanding the foregoing clauses (3) and (4), (a) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to Holdco or to another Restricted Subsidiary and (b) Holdco may merge with an Affiliate incorporated solely for the purpose of reincorporating Holdco in another state of the United States so long as the amount of Indebtedness of Holdco and its Restricted Subsidiaries is not increased thereby.

  Transactions with Affiliates

        Holdco will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to,

or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an "Affiliate Transaction") involving aggregate consideration in excess of $3.0 million, unless:

  (1)
  the Affiliate Transaction is on terms that are no less favorable to Holdco or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Holdco or such Restricted Subsidiary with an unrelated Person; and

  (2)
  Holdco delivers to the Trustee:

  (a)
  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution of the Board of Directors of Holdco set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of Holdco; and

  (b)
  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, an opinion as to the fairness to the holders of such Affiliate Transaction from a financial point of view issued by an Independent Financial Advisor.

        The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

  (1)
  transactions between or among Holdco and/or any Restricted Subsidiary or any entity that becomes a Restricted Subsidiary as a result of such transaction;

  (2)
  Restricted Payments and Permitted Investments (other than pursuant to clause (10) thereof) permitted by the Indenture;

  (3)
  the payment to the Sponsors and any of their Affiliates of annual management, consulting, monitoring and advisory fees pursuant to the Management Agreement in an aggregate amount not to exceed $5.0 million per year and related reasonable expenses and other obligations;

  (4)
  the payment of reasonable and customary fees paid to, and indemnities provided on behalf of, officers, directors, employees or consultants of Holdco, any of its direct or indirect parent corporations or any Restricted Subsidiary;

  (5)
  the payments by Holdco or any Restricted Subsidiary to the Sponsors and any of their Affiliates made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are approved by a majority of the members of the Board of Directors of Holdco in good faith;

  (6)
  transactions in which Holdco or any Restricted Subsidiary delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to Holdco or such Restricted Subsidiary from a financial point of view;

  (7)
  payments or loans (or cancellations of loans) to employees or consultants of Holdco or any of its direct or indirect parent corporations or any Restricted Subsidiary which are approved by a majority of the Board of Directors of Holdco in good faith and which are otherwise permitted under the Indenture;

  (8)
  payments made or performance under any agreement as in effect on the Issue Date (other than the Management Agreement and Stockholders Agreement, but including, without limitation, each of the other agreements entered into in connection with the Transactions) or any amendment thereto (so long as any such amendment is not less advantageous to the holders of the Notes in any material respect than the original agreement as in effect on the Issue Date);

  (9)
  the existence of, or the performance by Holdco or any of its Restricted Subsidiaries of its obligations under the terms of, the Stockholders Agreement (including any registration rights agreement or purchase agreements related thereto to which it is a party as of the Issue Date and any similar agreement that it may enter into thereafter); provided, however, that the existence of, or the performance by Holdco or any of its Restricted Subsidiaries of its obligations under, any future amendment to the Stockholders Agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (9) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to holders of the Notes in any material respect;

  (10)
  the Transactions and the payment of all fees and expenses related to the Transactions and the prepayment of $5.0 million in management fees for the fiscal year ended December 31, 2003;

  (11)
  transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture that are fair to Holdco or the Restricted Subsidiaries, in the reasonable determination of the members of the Board of Directors of Holdco or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

  (12)
  if otherwise permitted hereunder, the issuance of Equity Interests (other than Disqualified Stock) of Holdco to any Permitted Holder or of Houghton to Holdco or to any Permitted Holder; and

  (13)
  any transaction effected as part of a Qualified Securitization Financing.

  Business Activities

        Holdco will not, and will not permit any Restricted Subsidiary (other than a Securitization Subsidiary) to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Holdco and its Subsidiaries taken as a whole.

  Payments for Consent

        Holdco will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

  Limitation on Guarantees by Certain Subsidiaries

        At any time upon the occurrence of the guarantee of any Indebtedness of Holdco by any Restricted Subsidiary of Holdco organized under the laws of the United States or any state thereof, Holdco will cause such Restricted Subsidiary (other than a Securitization Subsidiary) to execute a guarantee, satisfactory in form and substance to the Trustee (and with such documentation relating thereto as the Trustee shall require, including, without limitation, the execution of a supplemental Guarantee and opinions of counsel as to the enforceability of such guarantee), pursuant to which such Restricted Subsidiary will become a Guarantor; provided, however, that if such assumption, guarantee or other liability of such Restricted Subsidiary is provided in respect of Indebtedness that is expressly subordinated to the Notes, the guarantee or other instrument provided by such Restricted Subsidiary in respect of such subordinated Indebtedness shall be subordinated to the Guarantee pursuant to customary subordination provisions.

        Notwithstanding the foregoing and the other provisions of the Indenture, any Guarantee by a Restricted Subsidiary shall provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer to any Person not an Affiliate of Holdco of all of Holdco or any Subsidiary's assets or Capital Stock in, or all or substantially all the assets of, Holdco or such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture), (ii) the merger of the Guarantor with or into, or the consolidation or amalgamation of the Guarantor with another Person (which transaction is not prohibited by the Indenture), (iii) the release or discharge of (A) the guarantee of the Credit Agreement, except a discharge or release by or as a result of payment under such guarantee or (B) the Indebtedness that resulted in the creation of such Guarantee, as the case may be or (iv) the designation of such Subsidiary as an Unrestricted Subsidiary in accordance with the terms of the Indenture.

Reports

        Whether or not required by the Commission, so long as any Notes are outstanding, Holdco will furnish to the holders of Notes, within the time periods specified in the Commission's rules and regulations:

  (1)
  all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if Holdco were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by Holdco's certified independent accountants; and

  (2)
  all current reports that would be required to be filed with the Commission on Form 8-K if Holdco were required to file such reports.

        In addition, whether or not required by the Commission, Holdco will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts mission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, Holdco has agreed that, for so long as any Notes remain outstanding, it will furnish to the holders of the Notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. In addition, the reports, information and other documents required to be filed and furnished to holders of the

Notes pursuant to this covenant may, at the option of Holdco, include similar information with respect to Houghton.

        Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the commencement of the Exchange Offer (as defined under "Registration Rights; Exchange Offer") or the effectiveness of the Shelf Registration Statement (as defined under "Registration Rights; Exchange Offer") by the filing with the Commission of the Exchange Offer Registration Statement (as defined under "Registration Rights; Exchange Offer") and/or Shelf Registration Statement, and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act.

Events of Default and Remedies

        Under the Indenture, an Event of Default is defined as any of the following:

  (1)
  Holdco defaults in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Notes;

  (2)
  Holdco defaults in the payment when due of interest or Additional Interest, if any, on or with respect to the Notes and such default continues for a period of 30 days;

  (3)
  Holdco defaults in the performance of, or breaches any covenant, warranty or other agreement contained in, the Indenture (other than a default in the performance or breach of a covenant, warranty or agreement which is specifically dealt with in clauses (1) or (2) above) and such default or breach continues for a period of 60 days after the notice specified below;

  (4)
  default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by Holdco or any Restricted Subsidiary or the payment of which is guaranteed by Holdco or any Restricted Subsidiary (other than Indebtedness owed to Holdco or a Restricted Subsidiary), whether such Indebtedness or guarantee now exists or is created after the Issue Date, if (A) such default either (1) results from the failure to pay any such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or (2) relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity and (B) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $20.0 million or more at any one time outstanding;

  (5)
  certain events of bankruptcy affecting Holdco or any Significant Subsidiary; or

  (6)
  the failure by Holdco or any Significant Subsidiary to pay final judgments (other than any judgments covered by insurance policies issued by reputable and creditworthy insurance companies) aggregating in excess of $20.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed.

        If an Event of Default (other than an Event of Default specified in clause (5) above with respect to Holdco) shall occur and be continuing, the Trustee or the holders of at least 25% in principal amount at maturity of outstanding Notes under the Indenture may declare the

Accreted Value of and accrued and unpaid interest, if any, on such Notes to be due and payable by notice in writing to Holdco and the Trustee specifying the respective Event of Default and that it is a "notice of acceleration" (the "Acceleration Notice"), and the same:

  (1)
  shall become immediately due and payable; or

  (2)
  if there are any amounts outstanding under the Credit Agreement, shall become immediately due and payable upon the first to occur of an acceleration under the Credit Agreement and five business days after receipt by Holdco and the Representative under the Credit Agreement of such Acceleration Notice but only if such Event of Default is then continuing.

        If an Event of Default specified in clause (5) above with respect to Holdco occurs and is continuing, then all unpaid Accreted Value of, and premium, if any, and accrued and unpaid interest, if any, on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of each Trustee or any holder of the Notes.

        The Indenture provides that, at any time after a declaration of acceleration with respect to the Notes as described in the two preceding paragraphs, the holders of a majority in principal amount at maturity of the Notes may rescind and cancel such declaration and its consequences:

  (1)
  if the rescission would not conflict with any judgment or decree;

  (2)
  if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

  (3)
  to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

  (4)
  if Holdco has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

  (5)
  in the event of the cure or waiver of an Event of Default of the type described in clause (5) of the description of the Events of Default, the Trustee shall have received an Officers' Certificate and an opinion of counsel that such Event of Default has been cured or waived. No such rescission shall affect any subsequent default or impair any right consequent thereto.

        The holders of a majority in principal amount at maturity of the Notes, issued and then outstanding under the Indenture may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any Notes.

        In the event of any Event of Default specified in clause (4) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Notes, if within 20 days after such Event of Default arose Holdco delivers an Officers' Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Notes as described above be annulled, waived or rescinded upon the happening of any such events.

        Holders of the Notes may not enforce the Indenture or the Notes except as provided in such Indenture and under the Trust Indenture Act of 1939, as amended. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders of the Notes, unless such holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the holders of a majority in aggregate principal amount at maturity of the then outstanding Notes issued under the Indenture have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

        Holdco is required to deliver to the Trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, Holdco is required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No director, officer, employee, incorporator or stockholder of Holdco or any direct or indirect parent corporation, as such, will have any liability for any obligations of Holdco under the Notes, the Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

        Holdco may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes issued under the Indenture ("Legal Defeasance") except for:

  (1)
  the rights of holders of outstanding Notes issued thereunder to receive payments in respect of the principal of, or interest or premium and Additional Interest, if any, on such Notes when such payments are due from the trust referred to below;

  (2)
  Holdco's obligations with respect to the Notes issued thereunder concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

  (3)
  the rights, powers, trusts, duties and immunities of the Trustee, and Holdco's obligations in connection therewith; and

  (4)
  the Legal Defeasance provisions of the Indenture.

        In addition, Holdco may, at its option and at any time, elect to have the obligations of Holdco released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Notes issued thereunder. In the event Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, receivership, rehabilitation and insolvency events of Holdco but not its Restricted Subsidiaries) described under "—Events of Default and Remedies" will no longer constitute an Event of Default with respect to the Notes issued thereunder.

        In order to exercise either Legal Defeasance or Covenant Defeasance under the Indenture:

  (1)
  Holdco must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes issued thereunder, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Additional Interest, if any, on the outstanding Notes issued thereunder on the stated maturity or on the applicable redemption date, as the case may be, and Holdco must specify whether the Notes are being defeased to maturity or to a particular redemption date;

  (2)
  in the case of Legal Defeasance, Holdco has delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that (a) Holdco has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the respective outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

  (3)
  in the case of Covenant Defeasance, Holdco has delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that the holders of the respective outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

  (4)
  no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default resulting from the borrowing of funds or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

  (5)
  such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which Holdco or any of its Restricted Subsidiaries is a party or by which Holdco or any of its Restricted Subsidiaries is bound;

  (6)
  Holdco must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by Holdco with the intent of preferring the holders of Notes over the other creditors of Holdco with the intent of defeating, hindering, delaying or defrauding creditors of Holdco or others; and

  (7)
  Holdco must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

        Except as provided in the next three succeeding paragraphs, the Indenture or the Notes issued thereunder may be amended or supplemented with the consent of the holders of at least a majority in principal amount at maturity of the Notes then outstanding issued thereunder (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes issued thereunder may be waived with the consent of the holders of a majority in principal amount at maturity of the then outstanding Notes issued thereunder (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

        Without the consent of each holder affected, an amendment or waiver of the Indenture may not (with respect to any Notes held by a non-consenting holder):

  (1)
  reduce the principal amount of Notes issued thereunder whose holders must consent to an amendment, supplement or waiver;

  (2)
  reduce the principal or Accreted Value of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes issued thereunder (other than provisions relating to the covenants described above under the caption "—Repurchase at the Option of Holders");

(3)
reduce the rate of or change the time for payment of interest on any Note issued thereunder;

(4)
waive a Default or Event of Default in the payment of principal of, or interest or premium, or Additional Interest, if any, on the Notes issued thereunder (except a rescission of acceleration of the Notes issued thereunder by the holders of at least a majority in aggregate principal amount at maturity of the Notes issued thereunder and a waiver of the payment default that resulted from such acceleration);

(5)
make any Note payable in money other than that stated in the Notes;

(6)
make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of, or interest or premium or Additional Interest, if any, on the Notes issued thereunder;

(7)
waive a redemption payment with respect to any Note issued thereunder (other than a payment required by one of the covenants described above under the caption
"—Repurchase at the Option of Holders"); or

(8)
make any change in the preceding amendment and waiver provisions.

        Notwithstanding the preceding, without the consent of any holder of Notes, Holdco and the Trustee may amend or supplement the Indenture or the Notes issued thereunder:

  (1)
  to cure any ambiguity, defect or inconsistency;

  (2)
  to provide for uncertificated Notes in addition to or in place of certificated Notes;

  (3)
  to provide for the assumption of Holdco's obligations to holders of Notes in the case of a merger or consolidation or sale of all or substantially all of Holdco's assets;

  (4)
  to make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the Indenture of any such holder;

  (5)
  to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act; or

  (6)
  to add a Guarantee of the Notes.

Satisfaction and Discharge

        The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

  (1)
  either:

  (a)
  all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to Holdco, have been delivered to the Trustee for cancellation; or

  (b)
  all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable by reason of the mailing of a notice of redemption or otherwise within one year and Holdco has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

  (2)
  no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Holdco is a party or by which Houghton is bound;

  (3)
  Holdco has paid or caused to be paid all sums payable by it under the Indenture; and

  (4)
  Holdco has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes issued thereunder at maturity or the redemption date, as the case may be.

        In addition, Holdco must deliver an Officers' Certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

        If the Trustee becomes a creditor of Holdco, the Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

        The holders of a majority in principal amount at maturity of the then outstanding Notes issued under the Indenture will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs and is continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

        Set forth below are certain defined terms used in the Indenture. Reference is made to the Indentures for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

        "Accreted Value" means, as of any date (the "Specified Date"), the amount provided below for each $1,000 principal amount at maturity of Notes:

  (1)
  if the Specified Date occurs on one of the following dates (each, a "Semi-Annual Accrual Date"), the Accreted Value will equal the amount set forth below for such Semi-Annual Accrual Date:

Semi-Annual Accrual Date	Accreted Value
October 15, 2003	$571.74
April 15, 2004	$604.61
October 15, 2004	$639.38
April 15, 2005	$676.14
October 15, 2005	$715.02
April 15, 2006	$756.13
October 15, 2006	$799.61
April 15, 2007	$845.59
October 15, 2007	$894.21
April 15, 2008	$945.63
October 15, 2008	$1,000.00
  (2)
  if the Specified Date occurs before the first Semi-Annual Accrual Date, the Accreted Value will equal the sum of (A) the original issue price of a Note and (B) an amount equal to the product of (x) the Accreted Value for the first Semi-Annual Accrual Date less such original issue price multiplied by (y) a fraction, the numerator of which is the number of days from the Issue Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is the number of days elapsed from the Issue Date to the first Semi-Annual Accrual Date, using a 360-day year of twelve 30-day months;

  (3)
  if the Specified Date occurs between two Semi-Annual Accrual Dates, the Accreted Value will equal the sum of (A) the Accreted Value for the Semi-Annual Accrual Date immediately preceding such Specified Date and (B) an amount equal to the product of (x) the Accreted Value for the immediately preceding Semi-Annual Accrual Date multiplied by (y) a fraction, the numerator of which is the number of days from the immediately preceding Semi-Annual Accrual Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is 180; or

  (4)
  if the Specified Date occurs after the last Semi-Annual Accrual Date, the Accreted Value will equal $1,000.

        "Acquired Debt" means, with respect to any specified Person:

  (1)
  Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

  (2)
  Indebtedness secured by an existing Lien encumbering any asset acquired by such specified Person.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

        "Applicable Premium" means, with respect to any Note on any applicable redemption date, the greater of:

  (1)
  1.0% of the then Accreted Value of the Note; and

  (2)
  the excess of:

  (a)
  the present value at such redemption date of (i) the redemption price of the Note at October 15, 2008 (such redemption price being set forth in the table appearing above under the caption "—Optional Redemption") plus (ii) all required interest payments due on the Note through October 15, 2008 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

  (b)
  the then outstanding Accreted Value of the Note.

        "Asset Sale" means (i) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a sale and leaseback) of Holdco or any Restricted Subsidiary (each referred to in this definition as a "disposition") or (ii) the issuance or sale of Equity Interests of any Restricted Subsidiary (whether in a single transaction or a series of related transactions), in each case, other than:

  (1)
  a disposition of Cash Equivalents or obsolete or worn out property or equipment in the ordinary course of business or inventory (or other assets) held for sale in the ordinary course of business;

  (2)
  the disposition of all or substantially all of the assets of Holdco in a manner permitted pursuant to the covenant contained under the caption "Certain Covenants—Merger, Consolidation or Sale of Assets" or any disposition that constitutes a Change of Control pursuant to the Indenture;

  (3)
  the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, pursuant to the covenant contained under the caption "Certain Covenants—Restricted Payments";

  (4)
  any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of transactions with an aggregate fair market value of less than $3.0 million;

  (5)
  any disposition of property or assets or issuance of securities by a Restricted Subsidiary to Holdco or by Holdco or a Restricted Subsidiary to another Restricted Subsidiary;

  (6)
  the lease, assignment or sublease of any real or personal property in the ordinary course of business;

  (7)
  any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary (with the exception of Investments in Unrestricted Subsidiaries acquired pursuant to clause (10) of the definition of "Permitted Investments");

  (8)
  foreclosures on assets;

  (9)
  sales of Securitization Assets and related assets of the type specified in the definition of "Securitization Financing" to a Securitization Subsidiary in connection with any Qualified Securitization Financing; and

  (10)
  a transfer of Securitization Assets and related assets of the type specified in the definition of "Securitization Financing" (or a fractional undivided interest therein) by a Securitization Subsidiary in a Qualified Securitization Financing.

        "Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms "Beneficially Owns" and "Beneficially Owned" have a corresponding meaning.

        "Board of Directors" means:

  (1)
  with respect to a corporation, the board of directors of the corporation;

  (2)
  with respect to a partnership, the Board of Directors of the general partner of the partnership; and

  (3)
  with respect to any other Person, the board or committee of such Person serving a similar function

        "Capital Stock" means:

  (1)
  in the case of a corporation, corporate stock;

  (2)
  in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

  (3)
  in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

  (4)
  any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

        "Capitalized Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

        "Cash Equivalents" means:

  (1)
  U.S. dollars, pounds sterling, Euros, or, in the case of any Foreign Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

  (2)
  securities issued or directly and fully and unconditionally guaranteed or insured by the government or any agency or instrumentality of the United States or any member nation of the European Union having maturities of not more than 12 months from the date of acquisition;

  (3)
  certificates of deposit, time deposits and eurodollar time deposits with maturities of 12 months or less from the date of acquisition, bankers' acceptances with maturities not exceeding 12 months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any commercial bank having capital and surplus in excess of $500,000,000;

  (4)
  repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

  (5)
  commercial paper maturing within 12 months after the date of acquisition and having a rating of at least A-1 from Moody's or P-1 from S&P;

  (6)
  investment funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition; and

  (7)
  readily marketable direct obligations issued by any state of the United States or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody's or S&P with maturities of 12 months or less from the date of acquisition.

        "Change of Control" means the occurrence of any of the following:

  (1)
  the sale, lease, transfer or other conveyance, in one or a series of related transactions, of all or substantially all of the assets of Holdco and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder;

  (2)
  Holdco becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of 50% or more of the total voting power of the Voting Stock of Holdco or any of its direct or indirect parent corporations; or

  (3)
  (A) prior to the first public offering of common stock of either Parent or Holdco, the first day on which the Board of Directors of Parent shall cease to consist of a majority of directors who (i) were members of the Board of Directors of Parent on the Issue Date or (ii) were either (x) nominated for election by the Board of Directors of Parent, a majority of whom were directors on the Issue Date or whose election or nomination for election was previously approved by a majority of such directors, or (y) designated or appointed by a Permitted Holder (each of the directors selected pursuant to clauses (A)(i) and (A)(ii), "Continuing Directors") and (B) after the first public offering of common stock of either Parent or Holdco, (i) if such public offering is of Parent common stock, the first day on which a majority of the members of the Board of Directors of Parent are not Continuing Directors or (ii) if such public offering is of Holdco common stock, the first day on which a majority of the members of the Board of Directors of Holdco are not Continuing Directors.

        "Code" means the United States Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated and rulings issued thereunder. Section references to the Code are to the Code, as in effect on the Issue Date, and any subsequent provisions of the Code, amendatory thereof, supplemental thereto or substituted therefor.

        "Commission" means the Securities and Exchange Commission.

        "Consolidated Depreciation and Amortization Expense" means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of bookplates, deferred financing fees, and other non-cash charges (excluding any non-cash item that represents an accrual or reserve for a cash expenditure for a future period) of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

        "Consolidated Interest Expense" means, with respect to any Person for any period, the sum, without duplication, of: (a) consolidated interest expense of such Person and its Restricted Subsidiaries for such period (including amortization of original issue discount, non cash interest payments, the interest component of Capitalized Lease Obligations, net payments (if any) pursuant to Hedging Obligations, but excluding amortization of deferred financing fees relating to the Specified Financings) and (b) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; provided, however, that Securitization Fees shall not be deemed to constitute Consolidated Interest Expense.

        "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that

  (1)
  any net after-tax extraordinary, unusual or nonrecurring gains or losses (including, without limitation, severance, relocation and other one-time restructuring costs) (less all fees and expenses relating thereto) shall be excluded;

  (2)
  the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

  (3)
  any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business (as determined in good faith by the Board of Directors of Holdco) shall be excluded;

  (4)
  the Net Income for such period of any Person that is not a Subsidiary, or that is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that, to the extent not already included, Consolidated Net Income of Holdco shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

  (5)
  the Net Income for such period of any Restricted Subsidiary (other than a Guarantor) shall be excluded if the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or in similar distributions has been legally waived (other than as permitted by the covenant described under "Dividend and Other Payment Restrictions Affecting Subsidiaries"); provided that Consolidated Net Income of such

    Person shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to such Person or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein;

  (6)
  any noncash goodwill impairment charges resulting from the application of Statement of Financial Accounting Standards No. 142 shall be excluded; and

  (7)
  noncash compensation charges, including any such charges arising from stock options, restricted stock grants or other equity-incentive programs shall be excluded.

        Notwithstanding the foregoing, for the purpose of the covenant contained under the caption "Certain Covenants—Restricted Payments" only (other than clause (3)(d) of the first paragraph thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by Holdco and the Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments by Holdco and the Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by Holdco and any Restricted Subsidiary, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under clause (3)(d) of the first paragraph of the covenant contained under the caption "Certain Covenants—Restricted Payments."

        "Consolidated Tangible Assets" means, with respect to any Person, the consolidated total assets of such Person and its Restricted Subsidiaries determined in accordance with GAAP, less all goodwill, trade names, trademarks, patents, organization expense, unamortized debt discount and expense and other similar intangibles properly classified as intangibles in accordance with GAAP.

        "Contingent Obligations" means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness ("primary obligations") of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (A) for the purchase or payment of any such primary obligation or (B) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

        "Credit Agreement" means that certain Credit and Guaranty Agreement, dated as of December 30, 2002, by and among Versailles Acquisition Corporation, a Delaware corporation ("Versailles Acquisition"), Parent, CIBC World Markets Corp. ("CIBC Corp.") and Goldman Sachs Credit Partners L.P. ("GSCP"), as Joint Lead Arrangers and Joint Bookrunners, GSCP and Deutsche Bank Securities Inc. ("DB") as Co-Syndication Agents, and Canadian Imperial Bank of Commerce ("CIBC"), as Administrative Agent and Collateral Trustee, and Fleet Securities, Inc., as Co-Documentation Agent and the lenders party thereto from time to time, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, supplemented, modified, renewed, refunded, replaced or refinanced from time to time in one or more agreements (in each case with the same or new lenders or institutional investors), including any agreement extending the maturity thereof or otherwise restructuring all or any portion of the Indebtedness thereunder or increasing the amount loaned thereunder or altering the maturity thereof.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Designated Noncash Consideration" means the fair market value of noncash consideration received by Holdco or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an Officers' Certificate setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Noncash Consideration.

        "Discontinued Operations" means the operations of Sunburst Technology Corporation and Educational Resources, Inc. for any period as of or prior to January 30, 2003 and of Classworks, in each case classified as a discontinued operation in accordance with GAAP.

        "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is putable or exchangeable), or upon the happening of any event, matures or is mandatorily redeemable (other than as a result of a change of control or asset sale), pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the Final Maturity Date of the Notes or the date the Notes are no longer outstanding; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of Parent or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by Parent or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

        "Domestic Subsidiary" means any Subsidiary of Holdco that was formed under the laws of the United States, any state of the United States, the District of Columbia or any territory of the United States.

        "EBITDA" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication,

  (1)
  provision for taxes based on income or profits of such Person for such period deducted in computing Consolidated Net Income, plus

  (2)
  Consolidated Interest Expense of such Person for such period to the extent the same was deducted in calculating such Consolidated Net Income, plus

  (3)
  Consolidated Depreciation and Amortization Expense of such Person for such period to the extent such depreciation and amortization were deducted in computing Consolidated Net Income, plus

  (4)
  any reasonable expenses or charges related to any Equity Offering, Permitted Investment, acquisition, recapitalization or Indebtedness permitted to be incurred under the Indenture or to the Transactions and, in each case, deducted in such period in computing Consolidated Net Income, plus

  (5)
  the amount of any one-time restructuring charges (which, for the avoidance of doubt, shall include retention, severance, systems establishment cost or excess pension charges) deducted in such period in computing Consolidated Net Income relating to the Specified Financings and the Transactions, plus

  (6)
  without duplication, any other noncash charges (including any impairment charges, write-offs of bookplates and the impact of purchase accounting, including, but not limited to, the amortization of inventory step-up) reducing Consolidated Net Income for such period (excluding any such charge that represents an accrual or reserve for a cash expenditure for a future period), plus

  (7)
  the Historical Adjustments, plus

  (8)
  Securitization Fees to the extent deducted in calculating Consolidated Net Income for such period, less, without duplication

  (9)
  noncash items increasing Consolidated Net Income of such Person for such period (excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges or asset valuation adjustments made in any prior period).

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

        "Equity Offering" means any public or private sale of common stock or Preferred Stock of Holdco or any or its direct or indirect parent corporations (excluding Disqualified Stock), other than (i) public offerings with respect to common stock of Holdco or of any direct or indirect parent corporation registered on Form S-8 and (ii) any such public or private sale that constitutes an Excluded Contribution.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

        "Excluded Contribution" means net cash proceeds, marketable securities or Qualified Proceeds, in each case received by Holdco and its Restricted Subsidiaries from:

  (1)
  contributions to its common equity capital; and

  (2)
  the sale (other than to a Subsidiary or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of Holdco or any Subsidiary) of Capital Stock (other than Disqualified Stock), in each case designated as Excluded Contributions pursuant to an Officers' Certificate on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph of the covenant contained under the caption "Certain Covenants—Restricted Payments."

        "Existing Indebtedness" means Indebtedness of Holdco and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the Indenture including, without limitation, the Existing Notes.

        "Existing Notes " means the 8.250% Senior Notes due 2011 of Houghton, the 9.875% Senior Subordinated Notes due 2013 of Houghton and the Houghton Mifflin Bonds.

        "Fixed Charge Coverage Ratio" means, with respect to any Person for any period consisting of such Person and its Restricted Subsidiaries' most recently ended four fiscal quarters for which internal financial statements are available, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that Holdco or any Restricted Subsidiary incurs, assumes, guarantees or redeems any Indebtedness or issues or repays Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or repayment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period. For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations or the Discontinued Operations (as determined in accordance with GAAP) that have been made by Parent or any Restricted Subsidiary during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations or Discontinued Operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into Holdco or any Restricted Subsidiary since the beginning of such period) shall have made any Investment, acquisition, disposition, merger, consolidation or Discontinued Operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or Discontinued Operation had occurred at the beginning of the applicable four quarter period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets or other Investment and the amount of income or earnings relating thereto, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of Holdco and shall comply with the requirements of Rule 11-02 of Regulation S-X promulgated by the Commission, except that such pro forma calculations may include operating expense reductions for such period resulting from the acquisition which is being given pro forma effect that have been realized or for which the steps necessary for realization have been taken or are reasonably expected to be taken within six months following any such acquisition, including, but not limited to, the execution or termination of any contracts, the termination of any personnel or the closing (or approval by the Board of Directors of Holdco of any closing) of any facility, as applicable, provided that, in either case, such adjustments are set forth in an Officers' Certificate signed by Holdco's chief financial officer and another Officer which states (i) the amount of such adjustment or adjustments, (ii) that such adjustment or adjustments are based on the reasonable good faith beliefs of the Officers executing such Officers' Certificate at the time of such execution and (iii) that any related incurrence of Indebtedness is permitted pursuant to the Indenture. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of Holdco to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as Holdco may designate.

        "Fixed Charges" means, with respect to any Person for any period, the sum of, without duplication, (a) Consolidated Interest Expense (excluding all noncash interest expense and amortization/accretion of original issue discount in connection with the Specified Financings (including any original issue discount created by fair value adjustments to Houghton's Existing Indebtedness as a result of purchase accounting) of such Person for such period, (b) all cash dividends paid, accrued and/or scheduled to be paid or accrued during such period (excluding items eliminated in consolidation)) on any series of Preferred Stock of such Person and (c) all cash dividends paid, accrued and/or scheduled to be paid or accrued during such period (excluding items eliminated in consolidation) of any series of Disqualified Stock.

        "Foreign Subsidiary" means any Subsidiary of Holdco that is not a Domestic Subsidiary.

        "GAAP" means generally accepted accounting principles in the United States in effect on January 30, 2003. For purposes of this description of the Notes, the term "consolidated" with respect to any Person means such Person consolidated with its Restricted Subsidiaries and does not include any Unrestricted Subsidiary.

        "Government Securities" means securities that are

    (a)
    direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or

    (b)
    obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

        "guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness or other obligations.

        "Guarantee" means any guarantee of the obligations of Holdco under the Indenture and the Notes by a Guarantor in accordance with the provisions of the Indenture. When used as a verb, "Guarantee" shall have a corresponding meaning.

        "Guarantor" means any Person that incurs a Guarantee of the Notes; provided that upon the release and discharge of such Person from its Guarantee in accordance with the Indenture, such Person shall cease to be a Guarantor.

        "Hedging Obligations" means, with respect to any Person, the obligations of such Person under:

  (1)
  currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

  (2)
  other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

        "Historical Adjustments" means, with respect to any Person, without duplication:

  (1)
  the exclusion of any expenses or charges arising from Vivendi's July 7, 2001 acquisition of Houghton reducing historical Consolidated Net Income for any period prior to January 30, 2003, including but not limited to retention bonuses, stock option expenses, new chief executive officer hire and relocation costs, pension costs, payments to the Board of Directors of Houghton and consulting and severance costs incurred as part of Vivendi's integration of Houghton;

  (2)
  the exclusion of all historical results from any period prior to January 30, 2003 directly related to the Classworks, Classwell and Calabash Professional Learning Systems business units;

  (3)
  the exclusion of all historical management fees charged to Houghton by Vivendi for any period prior to January 30, 2003;

  (4)
  the exclusion of any expenses or charges incurred by Houghton for costs directly attributable to the Transactions, including, but not limited to retention bonuses and professional fees, expensed for any period prior to the Issue Date;

  (5)
  the inclusion of the EBITDA of Kingfisher Publications plc and Test Systems Inc. for all historical periods prior to the Issue Date to the extent not already included in Consolidated Net Income; and

  (6)
  the exclusion of the results of the Discontinued Operations.

        "Houghton" means Houghton Mifflin Company, a Massachusetts corporation and wholly owned subsidiary of Holdco.

        "Houghton Mifflin Bonds" means Houghton's 7.125% Notes due 2004 and 7.0% Notes due 2006.

        "Indebtedness" means, with respect to any Person,

  (a)
  any indebtedness (including principal and premium) of such Person, whether or not contingent,

  (i)
  in respect of borrowed money,

  (ii)
  evidenced by bonds, notes, debentures or similar instruments or letters of credit (or, without double counting, reimbursement agreements in respect thereof),

  (iii)
  representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business or

  (iv)
  representing any Hedging Obligations,

if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP,

  (b)
  Disqualified Stock of such Person,

  (c)
  to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business) and

  (d)
  to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person);

provided, however, that Contingent Obligations incurred in the ordinary course of business and not in respect of borrowed money shall be deemed not to constitute Indebtedness.

        "Independent Financial Advisor" means an accounting, appraisal or investment banking firm or consultant to Persons engaged in a Permitted Business of nationally recognized standing that is, in the good faith judgment of Holdco, qualified to perform the task for which it has been engaged.

        "Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including guarantees or other obligations), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of such Person in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. If Holdco or any Subsidiary of Holdco sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of Holdco such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of Holdco, Holdco will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "Certain Covenants—Restricted Payments." The acquisition by Holdco or any Subsidiary of Holdco of a Person that holds an Investment in a third Person will be deemed to be an Investment by Holdco or such Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption "Certain Covenants—Restricted Payments."

        For purposes of the definition of Unrestricted Subsidiary and the covenant described above under the caption "Certain Covenants—Restricted Payments," (i) "Investments" shall include the portion (proportionate to Holdco's equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of Holdco at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, Holdco shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to (x) Holdco's "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to Holdco's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by Holdco; and (iii) any transfer of Capital Stock that results in an entity which became a Restricted Subsidiary after January 30, 2003 and not in connection with the Transactions ceasing to be a Restricted Subsidiary shall be deemed to be an Investment in an amount equal to the fair market value (as determined by the Board of Directors of Holdco in good faith as of the date of initial acquisition) of the Capital Stock of such entity owned by Holdco and the Restricted Subsidiaries immediately after such transfer.

        "Issue Date" means October 3, 2003.

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

        "Management Agreement" means the Management Agreement by and among Houghton, Parent and the Sponsors and/or their Affiliates as in effect on January 30, 2003.

        "Management Group" means at any time, the Chairman of the Board, any President, any Executive Vice President or Vice President, any Managing Director, any Treasurer and any Secretary or any other executive officer of any of Parent, Holdco or any of its Subsidiaries at such time.

        "Moody's" means Moody's Investors Service, Inc.

        "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends or accretion of any Preferred Stock.

        "Net Proceeds" means the aggregate cash proceeds received by Holdco or any Restricted Subsidiary in respect of any Asset Sale, including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), repayment of Indebtedness that is secured by the property or assets that are the subject of such Asset Sale and any deduction of appropriate amounts to be provided by Holdco as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by Holdco after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

        "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

        "Officer" means the Chairman of the Board, the Chief Executive Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of Holdco.

        "Officers' Certificate" means a certificate signed on behalf of Holdco by two Officers of Holdco, one of whom is the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of Holdco, that meets the requirements set forth in the Indenture.

        "Parent" means Houghton Mifflin Holdings, Inc., a Delaware corporation and the parent of Holdco.

        "Permitted Asset Swap" means any transfer of property or assets by Holdco or any of its Restricted Subsidiaries in which at least 90% of the consideration received by the transferor consists of properties or assets (other than cash) that will be used in a Permitted Business; provided that (i) the aggregate fair market value of the property or assets being transferred by Holdco or such Restricted Subsidiary is not greater than the aggregate fair market value of the property or assets received by Holdco or such Restricted Subsidiary in such exchange (provided, however, that in the event such aggregate fair market value of the property or assets being transferred or received by Holdco is (x) less than $50.0 million, such determination shall be made in good faith by the Board of Directors of Holdco and (y) greater than or equal to $50.0 million, such determination shall be made by an Independent Financial Advisor) and (ii) (A) such transfer relates to properties or assets held by The Riverside Publishing Co., Promissor, Inc. and Classwell Learning Group, Inc. or (B) the aggregate fair market value (as determined in good faith by the Board of Directors of Holdco) of all property or assets transferred by Holdco and any of its Restricted Subsidiaries in any such transfer, together with the aggregate fair market value of property or assets transferred in all prior Permitted Asset Swaps (other than pursuant to clause(ii)(A) above), shall not exceed 10% of Holdco's consolidated net revenues for the prior fiscal year.

        "Permitted Business" means the publishing business and any services, activities or businesses incidental or directly related or similar thereto, any line of business engaged in by Holdco on the Issue Date or any business activity that is a reasonable extension, development or expansion thereof or ancillary thereto.

        "Permitted Debt" is defined under the caption "Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock."

        "Permitted Holders" means the Sponsors and their Affiliates (not including, however, any portfolio companies of any of the Sponsors).

        "Permitted Investments" means

  (1)
  any Investment by Holdco in any Restricted Subsidiary or by a Restricted Subsidiary in another Restricted Subsidiary;

  (2)
  any Investment in cash and Cash Equivalents;

  (3)
  any Investment by Holdco or any Restricted Subsidiary of Holdco in a Person that is engaged in a Permitted Business if as a result of such Investment (A) such Person becomes a Restricted Subsidiary or (B) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Holdco or a Restricted Subsidiary;

  (4)
  any Investment in securities or other assets not constituting cash or Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions described above under the caption "—Repurchase at the Option of Holders—Asset Sales" or any other disposition of assets not constituting an Asset Sale;

  (5)
  any Investment existing on the Issue Date;

  (6)
  advances to employees and any guarantees not in excess of $10.0 million in the aggregate outstanding at any one time;

  (7)
  any Investment acquired by Holdco or any Restricted Subsidiary (A) in exchange for any other Investment or accounts receivable held by Holdco or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (B) as a result of a foreclosure by Holdco or any Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

  (8)
  Hedging Obligations permitted under clause (9) of the definition of "Permitted Debt";

  (9)
  loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business;

  (10)
  any Investment by Holdco or a Restricted Subsidiary in a Permitted Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (10) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash and/or marketable securities), not to exceed $50.0 million (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

  (11)
  Investments the payment for which consists of Equity Interests of Holdco or any of its direct or indirect parent corporations (exclusive of Disqualified Stock);

  (12)
  guarantees (including Guarantees) of Indebtedness permitted under the covenant contained under the caption "Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock" and performance guarantees consistent with past practice;

  (13)
  any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the covenant described under the caption "Certain Covenants—Transactions with Affiliates" (except transactions described in clauses (2), (6) and (7) of the second paragraph thereof);

  (14)
  Investments by Holdco or a Restricted Subsidiary made by the exchange of the assets of, or Equity Interests in any Person in an aggregate amount not to exceed $25.0 million for Equity Interests of a joint venture or other third party engaged in a Permitted Business; provided, however, that the fair market value of such consideration and Investment shall be determined by the Board of Directors of Holdco in good faith, as evidenced by a board resolution and certified to the Trustee in an Officers' Certificate, and provided, further that, after giving effect to such Investment, no Default or Event or Default shall have occurred and be continuing;

  (15)
  Investments consisting of licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons; and

  (16)
  any Investment in a Securitization Subsidiary or any Investment by a Securitization Subsidiary in any other Person in connection with a Qualified Securitization Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Securitization Financing or any related Indebtedness; provided, however, that any Investment in a Securitization Subsidiary is in the form of a Purchase Money Note, contribution of additional Securitization Assets or an equity interest.

        "Permitted Liens" means the following types of Liens:

  (1)
  deposits of cash or government bonds made in the ordinary course of business to secure surety or appeal bonds to which such Person is a party;

  (2)
  Liens in favor of issuers of performance, surety bid, indemnity, warranty, release, appeal or similar bonds or with respect to other regulatory requirements or letters of credit or bankers' acceptance issued, and completion guarantees provided for, in each case pursuant to the request of and for the account of such Person in the ordinary course of its business or consistent with past practice;

  (3)
  Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided,further, however, that such Liens may not extend to any other property owned by Holdco;

  (4)
  Liens on property at the time Holdco or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into Holdco or any Restricted Subsidiary; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that such Liens may not extend to any other property owned by Holdco;

  (5)
  Liens securing Hedging Obligations so long as the related Indebtedness is permitted to be incurred under the Indenture and is secured by a Lien on the same property securing such Hedging Obligation;

  (6)
  Liens on specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

  (7)
  Liens in favor of Holdco or any Restricted Subsidiary;

  (8)
  Liens to secure any Indebtedness that is incurred to refinance any Indebtedness that has been secured by a Lien existing on the Issue Date or referred to in clauses (3), (4) and (18)(B); provided, however, that such Liens (x) are no less favorable to the holders of the Notes and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being refinanced; and (y) do not extend to or cover any property or assets of Holdco not securing the Indebtedness so refinanced;

  (9)
  Liens on Securitization Assets and related assets of the type specified in the definition of "Securitization Financing" incurred in connection with any Qualified Securitization Financing;

  (10)
  Liens for taxes, assessments or other governmental charges or levies not yet delinquent, or which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted or for property taxes on property that Holdco or one of its Subsidiaries has determined to abandon if the sole recourse for such tax, assessment, charge, levy or claim is to such property;

  (11)
  judgment liens in respect of judgments that do not constitute an Event of Default so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

  (12)
  pledges, deposits or security under workmen's compensation, unemployment insurance and other social security laws or regulations, or deposits to secure the performance of tenders, contracts (other than for the payment of Indebtedness) or leases, or deposits to secure public or statutory obligations, or deposits as security for contested taxes or import or customs duties or for the payment of rent, or deposits or other security securing liabilities to insurance carriers under insurance or self-insurance arrangements, in each case incurred in the ordinary course of business or consistent with past practice;

  (13)
  Liens imposed by law, including carriers', warehousemen's, materialmen's, repairmen's and mechanics' Liens, in each case for sums not overdue by more than 30 days or being contested in good faith by appropriate proceedings promptly instituted and diligently conducted;

  (14)
  encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of business or to the ownership of properties that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business;

  (15)
  leases or subleases of real property that do not materially interfere with the ordinary conduct of the business of Holdco;

  (16)
  banker's Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution, provided that (a) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by Holdco in excess of those set forth by regulations promulgated by the Federal Reserve Board or other applicable law and (b) such deposit account is not intended by Holdco to provide collateral to the depositary institution;

  (17)
  Liens arising from Uniform Commercial Code financing statement filings regarding operating leases or consignments entered into by Holdco in the ordinary course of business; and

  (18)
  (A) other Liens securing Indebtedness for borrowed money with respect to property or assets with an aggregate fair market value (valued at the time of creation thereof) of not more than $15.0 million at any time and (B) Liens securing indebtedness incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property of such Person; provided, however, that the Lien may not extend to any other property owned by such Person at the time the Lien is incurred, and the indebtedness (other than any interest thereon) secured by the Lien may not be incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien.

        "Person" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, limited liability company or government or other entity.

        "Preferred Stock" means any Equity Interest with preferential rights of payment of dividends upon liquidation, dissolution or winding up.

        "Purchase Money Note" means a promissory note of a Securitization Subsidiary evidencing a line of credit, which may be irrevocable, from Parent or any Subsidiary of Parent to a Securitization Subsidiary in connection with a Qualified Securitization Financing, which note is intended to finance that portion of the purchase price that is not paid in cash or a contribution of equity and which (a) shall be repaid from cash available to the Securitization Subsidiary, other than (i) amounts required to be established as reserves, (ii) amounts paid to investors in respect of interest, (iii) principal and other amounts owing to such investors and (iv) amounts paid in connection with the purchase of newly generated receivables and (b) may be subordinated to the payments described in clause (a).

        "Qualified Proceeds " means assets that are used or useful in, or Capital Stock of any Person engaged in, a Permitted Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the Board of Directors in good faith, except that in the event the value of any such assets or Capital Stock exceeds $25.0 million or more, the fair market value shall be determined by an Independent Financial Advisor.

        "Qualified Securitization Financing" means any Securitization Financing of a Securitization Subsidiary that meets the following conditions: (i) the Board of Directors shall have determined in good faith that such Qualified Securitization Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to Holdco and the Securitization Subsidiary, (ii) all sales of Securitization Assets and related assets to the Securitization Subsidiary are made at fair market value (as determined in good faith by Holdco) and (iii) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by Holdco) and may include Standard Securitization Undertakings. The grant of a security interest in any Securitization Assets of Holdco or any of its Restricted Subsidiaries (other than a Securitization Subsidiary) to secure Indebtedness under the Credit Agreement and any Refinancing Indebtedness with respect thereto shall not be deemed a Qualified Securitization Financing.

        "Representative" means the trustee, agent or representative (if any) for the Credit Agreement; provided that if, and for so long as, the Credit Agreement lacks such a Representative, then the Representative for such Credit Agreement shall at all times constitute the holders of a majority in outstanding principal amount of obligations under the Credit Agreement.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" means, at any time, any direct or indirect Subsidiary of Holdco (including Houghton and any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of Restricted Subsidiary.

        "S&P" means Standard and Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

        "Securitization Assets" means any accounts receivable, inventory, royalty or revenue streams from sales of books subject to a Qualified Securitization Financing.

        "Securitization Fees" means reasonable distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Securitization Subsidiary in connection with, any Qualified Securitization Financing.

        "Securitization Financing" means any transaction or series of transactions that may be entered into by Parent or any of its Subsidiaries pursuant to which Parent or any of its

Subsidiaries may sell, convey or otherwise transfer to (a) a Securitization Subsidiary (in the case of a transfer by Parent or any of its Subsidiaries) and (b) any other Person (in the case of a transfer by a Securitization Subsidiary), or may grant a security interest in, any Securitization Assets (whether now existing or arising in the future) of Parent or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such Securitization Assets, all contracts and all guarantees or other obligations in respect of such Securitization Assets, proceeds of such Securitization Assets and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving Securitization Assets and any Hedging obligation entered into by Parent or any such Subsidiary in connection with such Securitization Assets.

        "Securitization Repurchase Obligation" means any obligation of a seller of Securitization Assets in a Qualified Securitization Financing to repurchase Securitization Assets arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

        "Securitization Subsidiary" means a Wholly Owned Subsidiary of Parent (or another Person formed for the purposes of engaging in a Qualified Securitization Financing with Parent in which Parent or any Subsidiary of Parent makes an Investment and to which Parent or any Subsidiary of Parent transfers Securitization Assets and related assets) which engages in no activities other than in connection with the financing of Securitization Assets of Parent and its Subsidiaries, all proceeds thereof and all rights (contractual and other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of Parent or such other Person (as provided below) as a Securitization Subsidiary and (a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by Parent or any other Subsidiary of Parent (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates Parent or any other Subsidiary of Parent in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of Parent or any other Subsidiary of Parent, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings, (b) with which neither Parent nor any other Subsidiary of Parent has any material contract, agreement, arrangement or understanding other than on terms which Parent reasonably believes to be no less favorable to Parent or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of Parent and (c) to which neither Parent nor any other Subsidiary of Parent has any obligation to maintain or preserve such entity's financial condition or cause such entity to achieve certain levels of operating results. Any such designation by the Board of Directors of Parent or such other Person shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of Parent or such other Person giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

        "Share Purchase Agreement" means the Share Purchase Agreement dated November 4, 2002 among Vivendi Universal S.A. ("Vivendi S.A."), Vivendi Communications North America, Inc. ("Vivendi North America" and together with Vivendi S.A., "Vivendi") and Versailles Acquisition, as amended.

        "Significant Subsidiary" means any Restricted Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

        "Specified Financings" means the financings included in the Transactions, the refinancing of Houghton's 7.20% Senior Notes due 2011 and this offering of the Notes.

        "Sponsors" means Bain Capital Partners, LLC, Thomas H. Lee Partners, L.P. and The Blackstone Group L.P.

        "Standard Securitization Undertakings" means representations, warranties, covenants and indemnities entered into by Parent or any Subsidiary of Parent which Parent has determined in good faith to be customary in a Securitization Financing, including, without limitation, those relating to the servicing of the assets of a Securitization Subsidiary, it being understood that any Securitization Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

        "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

        "Stockholders Agreement" means the Stockholders Agreement between Houghton and the Sponsors and/or their Affiliates in effect on January 30, 2003.

        "Subsidiary" means, with respect to any specified Person:

  (1)
  any corporation, association or other business entity, of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

  (2)
  any partnership, joint venture, limited liability company or similar entity of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise and (y) such Person or any Wholly Owned Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

        "Transactions" means the transactions contemplated by (i) the Share Purchase Agreement, (ii) the Credit Agreement and (iii) the offering of the Existing Notes.

        "Treasury Rate" means, as of the applicable redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to October 15, 2008; provided, however, that if the period from such redemption date to October 15, 2008 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

        "Unrestricted Subsidiary" means (i) any Subsidiary of Holdco that at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors of Holdco, as provided below) and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of Holdco may designate any Subsidiary of Holdco (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted

Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, Holdco or any Subsidiary of Holdco (other than any Subsidiary of the Subsidiary to be so designated), provided that (a) any Unrestricted Subsidiary must be an entity of which shares of the Capital Stock or other equity interests (including partnership interests) entitled to cast at least a majority of the votes that may be cast by all shares or equity interests having ordinary voting power for the election of directors or other governing body are owned, directly or indirectly, by Holdco, (b) such designation complies with the covenant contained under the caption "Certain Covenants—Restricted Payments" and (c) each of (I) the Subsidiary to be so designated and (II) its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of Holdco or any Restricted Subsidiary. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing and (A) in the case of Houghton and any Restricted Subsidiary of Houghton, Houghton and any Restricted Subsidiary of Houghton would have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in clause (ii) of the first paragraph of the covenant described under the caption "Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock" or (B) in the case of any Subsidiary of Holdco that is not also a Subsidiary of Houghton, Holdco would have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in clause (i) of the first paragraph of the covenant described under the caption "Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock." Any such designation by the Board of Directors shall be notified by Holdco to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

        "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

  (1)
  the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

  (2)
  the then outstanding principal amount of such Indebtedness.

        "Wholly Owned Restricted Subsidiary" is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

        "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person, 100% of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

REGISTRATION RIGHTS; EXCHANGE OFFER

        In connection with the offering of the outstanding notes, Holdco entered into an Exchange and Registration Rights Agreement (the "Exchange and Registration Rights Agreement") pursuant to which Holdco agreed, for the benefit of the holders of the notes:

          1.     to file with the SEC, within 120 days following October 3, 2003 (the "Issue Date"), a registration statement (the "Exchange Offer Registration Statement") under the Securities Act relating to the Exchange Offer pursuant to which notes substantially identical to the outstanding notes (except that such notes will not contain terms with respect to the special interest payments described below or transfer restrictions) (the "exchange notes") would be offered in exchange for the then outstanding notes tendered at the option of the Holders thereof; and

          2.     to cause the Exchange Offer Registration Statement to become effective within 180 days thereafter.

        Holdco agreed further to consummate the Exchange Offer no later than 225 days after the Issue Date, hold the offer open for at least 20 business days, and exchange the exchange notes for all outstanding notes validly tendered and not withdrawn before the expiration of the offer.

        Under existing SEC interpretations, the exchange notes would in general be freely transferable after the Exchange Offer without further registration under the Securities Act, except that broker-dealers ("Participating Broker-Dealers") receiving exchange notes in the Exchange Offer will be subject to a prospectus delivery requirement with respect to resales of those exchange notes. The SEC has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the exchange notes (other than a resale of an unsold allotment from the original sale of the outstanding notes) by delivery of the prospectus contained in the Exchange Offer Registration Statement. Under the Exchange and Registration Rights Agreement, Holdco will be required to allow Participating Broker-Dealers and other persons, if any, subject to similar prospectus delivery requirements to use the prospectus contained in the Exchange Offer Registration Statement in connection with the resale of such Exchange Notes. The Exchange Offer Registration Statement will be kept effective for a period of 90 days after the Exchange Offer has been completed in order to permit resales of exchange notes acquired by broker-dealers in after-market transactions. Each holder of outstanding notes (other than certain specified holders) who wishes to exchange such outstanding notes for exchange notes in the Exchange Offer will be required to represent that any exchange notes be received by it will be acquired in the ordinary course of its business, that at the time of the commencement of the Exchange Offer it has no arrangement with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes and that it is not an Affiliate of Holdco.

        However, if:

          1.     on or before the date of consummation of the Exchange Offer, the existing SEC interpretations are changed such that the exchange notes would not in general be freely transferable in such manner on such date; or

          2.     the Exchange Offer is not available by any holder of the outstanding notes,

Holdco will, in lieu of (or, in the case of clause (2), in addition to) effecting registration of exchange notes, file and use commercially reasonable efforts to cause a registration statement under the Securities Act relating to a shelf registration (the "Shelf Registration Statement") of the notes for resale by holders or, in the case of clause (2), of the notes held by the initial purchasers for resale by the initial purchasers (the "Resale Registration") to become effective and to remain effective until two years following the effective date of such registration statement or such shorter period that will terminate when all the securities covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement.

        Holdco will, in the event of the Resale Registration, provide to the holder or holders of the outstanding notes copies of the prospectus that is a part of the Shelf Registration Statement, notify such holder or holders when the Resale Registration for the outstanding notes has become effective and take certain other actions as are required to permit unrestricted resales of the outstanding notes. A holder of outstanding notes that sells such outstanding notes pursuant to the Resale Registration generally would be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Exchange and Registration Rights Agreement that are applicable to such holder (including certain indemnification obligations).

        Although Holdco has to file the registration statement previously described, it cannot assure you that the registration statement will be filed or, if filed, that it will become effective.

        In the event that:

          1.     Holdco has not filed the registration statement relating to the Exchange Offer (or, if applicable, the Resale Registration) within 120 days following the Issue Date; or

          2.     such registration statement has not become effective within 180 days following the Issue Date; or

          3.     the Exchange Offer has not been consummated within 225 days following the Issue Date; or

          4.     any registration statement required by the Exchange and Registration Rights Agreement is filed and declared effective but shall thereafter cease to be effective (except as specifically permitted therein) without being succeeded as soon as practicable by an additional registration statement filed and declared effective (any such event referred to in clauses (1) through (4), the "Registration Default"), then Holdco will pay to the holders, as additional interest (the "Additional Interest"), for the period from the occurrence of the Registration Default (but only with respect to one Registration Default at any particular time) until such time as no Registration Default is in effect an amount equal to 0.25% per annum on the outstanding notes and such Additional Interest shall increase by an additional 0.25% per annum every 90 days thereafter, up to a maximum of 1.0% per annum, until the Exchange Offer is completed or the Registration Default is cured. Additional Interest shall be paid on interest payment dates to the holders of record for the payment of interest. References in the "Description of Notes," except for provisions described above under the caption "—Amendment, Supplement and Waiver," to interest on the outstanding notes shall mean such interest plus Additional Interest, if any.

        Under certain circumstances Holdco may delay the filing or the effectiveness of the Shelf Registration Statement and shall not be required to maintain the effectiveness thereof for up to three 45-day periods during any calendar year (each such period, a "Suspension Period"). Holdco will not be obligated to pay Additional Interest for the occurrence of a Registration Default during a Suspension Period.

        The summary herein of certain provisions of the Exchange and Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Exchange and Registration Rights Agreement, copies of which will be available upon request to us.

        The outstanding notes and the exchange notes will be considered collectively to be a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase, and for purposes of the "Description of Notes" section all references to "notes" shall be deemed to refer collectively to the outstanding notes and any exchange notes, unless the context otherwise requires.

BOOK-ENTRY; DELIVERY AND FORM

        The certificates representing the outstanding notes have been issued, and the certificates representing the exchange notes will be issued, in fully registered form without interest coupons. The certificates will be deposited with or on behalf of The Depository Trust Company, or DTC, and registered in the name of DTC or its participants.

The Global Notes

        Holdco expects that pursuant to procedures established by DTC (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially were designated by or on behalf of the initial purchasers and ownership of beneficial interests in the Global Notes is limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

        So long as DTC, or its nominee, is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Notes for all purposes under the Indenture. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the Indenture with respect to the Notes.

        Payments of the principal of, premium (if any), interest (including Additional Interest) on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the Trustee or any Paying Agent has or will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

        Holdco expects that DTC or its nominee, upon receipt of any payment of principal, premium, if any, interest (including Additional Interest) on the Global Notes, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. Holdco also expects that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

        Transfers between participants in DTC will be effected in the ordinary way through DTC's same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a Certificated Security for any reason, including to sell notes to persons in states which require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

        DTC has advised Holdco that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Indenture, DTC will exchange the Global Notes for Certificated Securities, which it will distribute to its participants.

        DTC has advised Holdco as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

        Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither Holdco nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

        Certificated Securities shall be issued in exchange for beneficial interests in the Global Notes (i) if requested by a holder of such interests or (ii) if DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by Holdco within 90 days.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

        We have entered into a registration rights agreement with the indenture trustee in which we agreed to file a registration statement relating to an offer to exchange the outstanding notes for exchange notes. We agreed to use commercially reasonable efforts to cause such registration statement to become effective within 180 days following the issue date of the outstanding notes and to pay additional interest on the outstanding notes if we do not use commercially reasonable efforts to consummate the exchange offer within 225 days following the issue date of the outstanding notes. The exchange notes will have terms substantially identical to the outstanding notes; except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe specified obligations in the registration rights agreement. The outstanding notes were issued on October 3, 2003.

        Under the circumstances set forth below, we will use our commercially reasonable efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the outstanding notes and keep the statement effective for up to two years after the effective date of the shelf registration statement. These circumstances include if:

  •
  on or before the date of consummation of the exchange offer, the existing SEC interpretations are changed such that the exchange notes would not in general be freely transferable in such manner on such date; or

  •
  the exchange offer is not available by any holder of the outstanding notes.

        If we fail to comply with specified obligations under the registration rights agreement, we will be required to pay additional interest to holders of the outstanding notes. Please read the section captioned "Registration Rights; Exchange Offer" for more details regarding the registration rights agreement and the circumstances under which we will be required to pay additional interest.

        Each holder of outstanding notes that wishes to exchange such outstanding notes for transferable exchange notes in the exchange offer will be required to make the following representations:

  •
  any exchange notes will be acquired in the ordinary course of its business;

  •
  such holder has no arrangement with any person to participate in the distribution of the exchange notes; and

  •
  such holder is not our "affiliate," as defined in Rule 405 of the Securities Act, or if it is our affiliate, that it will comply with applicable registration and prospectus delivery requirements of the Securities Act.

Resale of Exchange Notes

        Based on interpretations of the SEC staff set forth in no action letters issued to unrelated third parties, we believe that exchange notes issued under the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by any exchange note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

  •
  such holder is not an "affiliate" of Holdco within the meaning of Rule 405 under the Securities Act;

  •
  such exchange notes are acquired in the ordinary course of the holder's business; and

  •
  the holder does not intend to participate in the distribution of such exchange notes.

        Any holder who tenders in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes

  •
  cannot rely on the position of the staff of the SEC enunciated in "Exxon Capital Holdings Corporation" or similar interpretive letters; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

        This prospectus may be used for an offer to resell, resale or other retransfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read the section captioned "Plan of Distribution" for more details regarding the transfer of exchange notes.

Terms of the Exchange Offer

        Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, Holdco will accept for exchange any outstanding notes properly tendered and not withdrawn prior to the expiration date. Holdco will issue $1,000 principal amount at maturity of exchange notes in exchange for each $1,000 principal amount of outstanding notes surrendered under the exchange offer. Outstanding notes may be tendered only in integral multiples of $1,000 principal amount at maturity.

        The form and terms of the exchange notes will be substantially identical to the form and terms of the outstanding notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon failure of Holdco to fulfill its obligations under the registration rights agreement to file, and cause to be effective, a registration statement. The exchange notes will evidence the same debt as the outstanding notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the outstanding notes. Consequently, both series will be treated as a single class of debt securities under that indenture. For a description of the indenture, see "Description of the Notes" above.

        The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

        As of the date of this prospectus, $265.0 million aggregate principal amount at maturity of the outstanding notes are outstanding. As of April 20, 2004, the accreted value of the notes was $160.5 million. This prospectus and the letter of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer.

        Holdco intends to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC. Outstanding notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture relating to the outstanding notes and the registration rights agreement.

        Holdco will be deemed to have accepted for exchange properly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to such holders. Subject to the terms of the registration rights agreement, Holdco expressly reserves the right to amend or terminate the exchange offer, and not to accept for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption "—Certain Conditions to the Exchange Offer."

        Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letters of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than the applicable taxes described below under "—Fees and Expenses," in connection with the exchange offer. It is important that you read the section labeled "—Fees and Expenses" below for more details regarding fees and expenses incurred in the exchange offer.

Expiration Date; Extensions; Amendments

        The exchange offer will expire at midnight, New York City time on May 21, 2004, unless in its sole discretion, Holdco extends it.

        In order to extend the exchange offer, Holdco will notify the exchange agent orally or in writing of any extension. Holdco will notify the registered holders of outstanding notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date by press release or other public announcement.

        Holdco reserves the right, in its sole discretion:

  •
  to delay accepting for exchange any outstanding notes;

  •
  to extend the exchange offer or to terminate the exchange offer and to refuse to accept outstanding notes not previously accepted if any of the conditions set forth below under "—Conditions to the Exchange Offer" have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

  •
  subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner.

        Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice, including by press release or other public announcement, to the registered holders of outstanding notes. If Holdco amends the exchange offer in a manner that it determines to constitute a material change, Holdco will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the applicable outstanding notes of such amendment.

        Without limiting the manner in which it may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, Holdco shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to a financial news service.

Conditions to the Exchange Offer

        Despite any other term of the exchange offer, Holdco will not be required to accept for exchange, or exchange any exchange notes for, any outstanding notes, and Holdco may terminate the exchange offer as provided in this prospectus before accepting any outstanding notes for exchange if in its reasonable judgment:

  •
  the exchange notes to be received will not be tradeable by the holder, without restriction under the Securities Act, the Securities Exchange Act of 1934 and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

  •
  the exchange offer, or the making any exchange by a holder of outstanding notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

  •
  any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in Holdco's judgment, would reasonably be expected to impair the ability of Holdco to proceed with the exchange offer.

        In addition, Holdco will not be obligated to accept for exchange the outstanding notes of any holder that has not made to it:

  •
  the representations described under "—Purpose and Effect of the Exchange Offer," "—Procedures for Tendering" and "Plan of Distribution"; and

  •
  such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to an appropriate form for registration of the exchange notes under the Securities Act.

        Holdco expressly reserves the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, in the event that any of the conditions to the exchange offer are not satisfied, it may delay acceptance of any outstanding notes by giving oral or written notice of such extension to its holders. During any such extensions, all outstanding notes previously tendered will remain subject to the exchange offer, and Holdco may accept them for exchange upon the expiration of such extension. Holdco will return any outstanding notes that it does not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

        Holdco expressly reserves the right to amend or terminate the exchange offer, and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. Holdco will give oral or written notice of any extension, amendment, nonacceptance or termination to the holders of the outstanding notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

        These conditions are for the sole benefit of Holdco and Holdco may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times in our sole discretion. If Holdco fails at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that Holdco may assert at any time or at various times. All conditions to the exchange offer, other than those conditions subject to government approvals, will be satisfied or waived prior to the expiration of the exchange offer.

        In addition, Holdco will not accept for exchange any outstanding notes tendered, and will not issue exchange notes in exchange for any such outstanding notes, if at such time any stop order will be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

Procedures for Tendering

        Only a holder of outstanding notes may tender such outstanding notes in the exchange offer. To tender the exchange offer, a holder must:

  •
  complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver such letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

  •
  comply with DTC's Automated Tender Offer Program procedures described below.

        In addition, either:

  •
  the exchange agent must receive outstanding notes along with the applicable letter of transmittal; or

  •
  the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of such outstanding notes into the exchange agent's account at DTC according to the procedure for book-entry transfer described below or a properly transmitted agent's message; or

  •
  the holder must comply with the guaranteed delivery procedures described below.

        To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under "—Exchange Agent" prior to the expiration date.

        The tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between such holder and Holdco in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

        The method of delivery of outstanding notes, the letters of transmittal and all other required documents to the exchange agent is at the holder's election and risk. Rather than mail these items, Holdco recommends that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send the letter of transmittal or outstanding notes to Holdco. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

        Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner's behalf. If such beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its outstanding notes; either:

  •
  make appropriate arrangements to register ownership of the outstanding notes in such owner's name; or

  •
  obtain a properly completed bond power from the registered holder of outstanding notes.

        The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

        Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act, unless the outstanding notes tendered pursuant thereto are tendered:

  •
  by a registered holder who has not competed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

  •
  for the account of an eligible guarantor institution.

        If letters of transmittal are signed by a person other than the registered holder of any outstanding notes listed on the outstanding notes, such outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder's name appears on the outstanding notes and an eligible institution must guarantee the signature on the bond power.

        If letters of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the letters of transmittal.

        The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC's system may use DTC's Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the applicable exchange offer electronically. They may do so by causing DTC to transfer the outstanding notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent's message to the exchange agent. The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

  •
  DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding notes that are the subject of such book-entry confirmation;

  •
  such participant has received and agrees to be bound by the terms of the applicable letter of transmittal, or, in the case of an agent's message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

  •
  the agreement may be enforced against such participant.

        Holdco will determine in its sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes. Holdco's determination will be final and binding. Holdco reserves the absolute right to reject any outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. Holdco also reserves the right to waive any defects or irregularities as to particular outstanding notes. Holdco's interpretation of the terms and conditions of the exchange offer, including the instructions in the letters of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within such time as Holdco shall determine. Although Holdco intends to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither it, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of outstanding notes will not be deemed made until such defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

        In all cases, Holdco will issue exchange notes for outstanding notes that it has accepted for exchange under the exchange offer only after the exchange agent timely receives:

  •
  outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent's account at DTC; and

  •
  a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent's message.

        By signing a letter of transmittal, each tendering holder of outstanding notes will represent to Holdco that, among other things:

  •
  any exchange notes that the holder receives will be acquired in the ordinary course of its business;

  •
  the holder has no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

  •
  if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the exchange notes;

  •
  if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities, that it will deliver a prospectus, as required by law, in connection with any resale of such exchange notes; and

  •
  the holder is not an "affiliate," as defined in Rule 405 of the Securities Act, of Holdco or, if the holder is an affiliate, it will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

  Book-Entry Transfer

        The exchange agent will make a request to establish an account with respect to the outstanding notes at DTC for purposes of the exchange offer promptly after the date of this prospectus; and any financial institution participating in DTC's system may make book-entry delivery of outstanding notes by causing DTC to transfer such outstanding notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent's account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.

  Guaranteed Delivery Procedures

        Holders wishing to tender their outstanding notes but whose outstanding notes are not immediately available or who cannot deliver their outstanding notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC's Automated Tender Offer Program prior to the expiration date may tender if:

  •
  the tender is made through an eligible institution;

  •
  prior to the expiration date, the exchange agent receives from such eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, or a properly transmitted agent's message and notice of guaranteed delivery:

  •
  setting forth the name and address of the holder, the registered number(s) of such outstanding notes and the principal amount of outstanding notes tendered;

  •
  stating that the tender is being made thereby; and

  •
  guaranteeing that, within three (3) New York Stock Exchange trading days after the expiration date, the letter of transmittal, or facsimile of the letter of transmittal, together with the outstanding notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

  •
  the exchange agent receives such properly completed and executed letter of transmittal, or facsimile of the letter of transmittal, as well as all tendered outstanding notes in proper form for transfer or a bookentry confirmation, and all other documents required by the letter of transmittal, within three (3) New York Stock Exchange trading days after the expiration date.

        Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

        Except as otherwise provided in this prospectus, holders of outstanding notes may withdraw their tenders at any time prior to the expiration date.

        For a withdrawal to be effective:

  •
  the exchange agent must receive a written notice, which may be by telegram, telex, facsimile transmission or letter, of withdrawal at one of the addresses set forth below under "—Exchange Agent"; or

  •
  holders must comply with the appropriate procedures of DTC's Automated Tender Offer Program system.

        Any such notice of withdrawal must:

  •
  specify the name of the person who tendered the outstanding notes to be withdrawn;

  •
  identify the outstanding notes to be withdrawn, including the principal amount of such outstanding notes; and

  •
  where certificates for outstanding notes have been transmitted, specify the name in which such outstanding notes were registered, if different from that of the withdrawing holder.

        If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit:

  •
  the serial numbers of the particular certificates to be withdrawn; and

  •
  a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution.

        If outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of such facility. Holdco will determine all questions as to the validity, form and eligibility, including time of receipt, of such notices, and our determination shall be final and binding on all parties. Holdco will deem any outstanding notes so withdrawn not to have validity tendered for exchange for purposes of the exchange offer. Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder, or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent's account at DTC according to the procedures described above, such outstanding notes will be credited to an account maintained with DTC for outstanding notes, promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures described under "—Procedures for Tendering" above at any time on or prior to the expiration date.

Exchange Agent

        Wells Fargo Bank Minnesota, National Association has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent addressed as follows:

For Delivery by Registered or Certified Mail; Hand or Overnight Delivery:
Wells Fargo Bank Minnesota, National Association
Corporate Trust Services
213 Court Street, Suite 703
Middletown, CT 06457
Attn: Joseph P. O'Donnell
 By Facsimile:
(860) 704-6219
Attn: Joseph P. O'Donnell
 For Information or Confirmation by Telephone:
(860) 704-6217

Delivery of the letter of transmittal to an address other than as set forth above or transmission via facsimile other than as set forth above does not constitute a valid delivery of such letter of transmittal.

  Fees and Expenses

        Holdco will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitation by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

        Holdco has not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

        Holdco will pay the cash expenses to be incurred in connection with the exchange offer. The expenses are estimated in the aggregate to be approximately $750,000. They include:

  •
  SEC registration fees;

  •
  fees and expenses of the exchange agent and trustee;

  •
  accounting and legal fees and printing costs; and

  •
  related fees and expenses.

        Holdco will pay all transfer taxes, if any, applicable to the exchange of outstanding notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

  •
  certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

  •
  tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

  •
  a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer.

        If satisfactory evidence of payment of such taxes is not submitted with the applicable letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

  Transfer Taxes

        Holders who tender their outstanding notes for exchange will not be required to pay any transfer taxes. However, holders who instruct Holdco to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

  Consequences of Failure to Exchange

        Holders of outstanding notes who do not exchange their outstanding notes for exchange notes under the exchange offer will remain subject to the restrictions on transfer of such outstanding notes:

  •
  as set forth in the legend printed on the outstanding notes as a consequence of the issuance of the outstanding notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

  •
  otherwise set forth in the offering memorandum distributed in connection with the private offering of the outstanding notes.

        In general, you may not offer or sell the outstanding notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act. Based on interpretations of the SEC staff, exchange notes issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by their holders, other than any such holder that is our "affiliate" within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the exchange notes in the ordinary course of the holders' business and the holders have no arrangement or understanding with respect to the distribution of the exchange notes to be acquired in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes:

  •
  could not rely on the applicable interpretations of the SEC; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Accounting Treatment

        Holdco will record the exchange notes in our accounting records at the same carrying value as the outstanding notes, which is the aggregate principal amount, as reflected in our accounting records on the date of exchange. Accordingly, Holdco will not recognize any gain or loss for accounting purposes in connection with the exchange offer. We will record the expenses of the exchange offer as incurred.

Other

        Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

        Holdco may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. Holdco has no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

MATERIAL UNITED STATES FEDERAL
INCOME TAX CONSEQUENCES

Exchange of Notes

        The exchange of outstanding notes for exchange notes in the Exchange Offer will not constitute a taxable event to holders. Consequently, no gain or loss will be recognized by a holder upon receipt of an exchange note, the holding period of the exchange note will include the holding period the outstanding note and the basis of the exchange note will be the same as the basis of the outstanding note immediately before the exchange.

        In any event, persons considering the exchange of outstanding notes for exchange notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Introduction

        The following summary discusses the material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of the notes. Except where noted, this summary deals only with notes held as capital assets. Additionally, this summary does not deal with special situations.

        For example, this summary does not address:

  •
  tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, financial institutions, tax-exempt entities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings or insurance companies;

  •
  tax consequences to persons holding notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

  •
  tax consequences to U.S. holders (as defined below) of notes whose "functional currency" is not the U.S. dollar;

  •
  alternative minimum tax consequences, if any; or

  •
  any state, local or foreign tax consequences.

        The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

        If a partnership holds our notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes, you should consult your tax advisor.

        You should consult your own tax advisors concerning the U.S. federal income and estate tax consequences to you and any consequences arising under the laws of any state, local, foreign or other taxing jurisdiction.

Certain Tax Consequences to the Company

        Because (i) the yield-to-maturity on the notes equals or exceeds the sum of (x) the "applicable federal rate" (as determined under Section 1274(d) of the Code) in effect for the calendar month in which the notes are issued (the "AFR") and (y) 5 percentage points, (ii) the maturity date of the notes is more than 5 years from the date of issue and (iii) the notes have "significant" original issue discount ("OID"), the notes will be considered "applicable high yield discount obligations." As a result, we will not be allowed to take a deduction for interest (including OID) accrued on the notes for U.S. federal income tax purposes until such time as we actually pay such interest (including OID) in cash or in other property (other than our stock or debt issued by us or by a person deemed to be related to us under Section 453(f)(1) of the Code).

        Moreover, if the yield-to-maturity on the notes exceeds the sum of (x) the AFR and (y) 6 percentage points (such excess shall be referred to hereinafter as the "disqualified yield"), the deduction for interest (including OID) accrued on the notes will be permanently disallowed (regardless of whether we actually pay such interest or OID in cash or in other property) for U.S. federal income tax purposes to the extent such interest or OID is attributable to the disqualified yield on the notes ("dividend-equivalent interest").

Consequences to U.S. Holders

        The following is a summary of the U.S. federal income tax consequences that will apply to you if you are a U.S. holder of notes. Certain consequences to "non-U.S. holders" of notes are described under "—Consequences to Non-U.S. Holders" below. A "U.S. holder" is a beneficial owner of a note that is for U.S. federal income tax purposes:

  •
  an individual that is a citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision of the United States;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if (1) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Original Issue Discount

        The notes were issued with OID in an amount equal to the difference between their "stated redemption price at maturity" (the sum of all amounts payable on the notes other than "qualified stated interest") and their "issue price." You should be aware that you generally must include OID in gross income in advance of the receipt of cash attributable to that income. However, you generally will not be required to include separately in income cash payments received on the notes, even if denominated as interest, to the extent such payments do not constitute qualified stated interest (as defined below).

        The "issue price" of the notes is the first price at which a substantial amount of the notes were sold for cash (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriter, placement agent or wholesaler). The term "qualified stated interest" means stated interest that is unconditionally payable in cash or in property (other than debt instruments issued by us) at least annually at a single fixed rate or, subject to certain conditions, based on one or more interest indices. Interest is payable at a single fixed rate only if the rate appropriately takes into account the length of the interval between payments. Because the notes do not provide for stated cash interest until                 , 2009, the stated interest payments on the notes are not qualified stated interest.

        Subject to the discussion below under "Acquisition Premium," the amount of OID includible in gross income by a U.S. holder of a note is the sum of the "daily portions" of OID with respect to the note for each day during the taxable year or portion of the taxable year in which such U.S. holder held such note ("accrued OID"). The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID allocable to that accrual period. The "accrual period" for a note may be of any length and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period is an amount equal to the excess, if any, of (a) the product of the note's "adjusted issue price" at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of any qualified stated interest allocable to the accrual period. OID allocable to the final accrual period is the difference between the amount payable at maturity and the adjusted issue price at the beginning of the final accrual period. The "adjusted issue price" of a note at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period and reduced by any payments made on such note on or before the first day of the accrual period. We are required to provide information returns stating the amount of OID accrued on notes held of record by persons other than corporations and other exempt holders.

Market Discount

        If you purchased a note for an amount that was less than its adjusted issue price, the amount of the difference will be treated as "market discount" for United States federal income tax purposes, unless that difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any payment on, or any gain on the sale, exchange, retirement or other disposition of, a note as ordinary income to the extent of the market discount that you have not previously included in income and are treated as having accrued on the note at the time of its payment or disposition.

        In addition, you may be required to defer, until the maturity of the note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the note. You may elect, on a note-by-note basis, to deduct the deferred interest expense in a tax year prior to the year of disposition. You should consult your own tax advisor before making this election.

        Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless you elect to accrue on a constant interest method. Your election to accrue market discount on a constant interest method is to be made for the taxable year in which you acquired the note, applies only to that note, and may not be revoked without the consent of the Internal Revenue Service. You may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply. Your election to include market discount currently in income, once made, applies to all market discount obligations acquired by you on or after the first taxable year to which your election applies and may not be revoked without the consent of the Internal Revenue Service. You should consult your own tax advisor before making either election described in this paragraph.

Acquisition Premium

        If you purchased a note for an amount that was greater than its adjusted issue price but equal to or less than the sum of all amounts payable on the note, you will be considered to have purchased that note at an "acquisition premium." Under the acquisition premium rules, the amount of the OID that you must include in gross income with respect to the note for any taxable year will be reduced by the portion of the acquisition premium properly allocable to that year.

Sale, Exchange and Retirement of Notes

        Except as noted in the caption "—Exchange of Notes," you will generally recognize gain or loss upon the sale, exchange, retirement or other taxable disposition of a note equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition and your adjusted tax basis in the note. Your adjusted tax basis in a note will generally be equal to the amount paid for the note, increased by the amount of OID and market discount previously included in income and decreased by the amount of any cash payments on the note. Except as described above with respect to market discount, generally, such gain or loss will be capital gain or loss. If you are an individual and have held the notes for more than one year, such capital gain will be eligible for reduced rates of taxation. The deductibility of net capital losses by individuals and corporations is subject to limitations.

Applicable High Yield Discount Obligations

        For purposes of the dividends-received deduction, the dividend-equivalent interest, as defined above under "Certain Tax Consequences to the Company," will be treated as a dividend to the extent it is deemed to have been paid out of our current or accumulated earnings and profits. Accordingly, if you are a corporation, you may be entitled, subject to applicable limitations, to take a dividends-received deduction with respect to any dividend-equivalent interest received by you on such note.

Consequences to Non-U.S. Holders

        The following is a summary of the U.S. federal income and estate tax consequences that will apply to you if you are a non-U.S. holder of notes. The term "non-U.S. holder" means a beneficial owner of a note (other than a partnership) that is not a U.S. holder. Special rules may apply to certain non-U.S. holders such as "controlled foreign corporations," "passive foreign investment companies" and "foreign personal holding companies." Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

U.S. Federal Withholding Tax

        The 30% U.S. federal withholding tax will not apply to any payment to you of principal or interest (including OID) on a note under the "portfolio interest rule," provided that:

  •
  interest paid on the note is not effectively connected with your conduct of a trade or business in the United States;

  •
  you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of section 871(h)(3) of the Code;

  •
  you are not a controlled foreign corporation that is related to us (actually or constructively) through stock ownership;

  •
  you are not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Code; and

  •
  (a) you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an IRS W-8BEN (or successor form)) or (b) you hold your notes through certain foreign intermediaries or certain foreign partnerships, and you satisfy the certification requirements of applicable Treasury regulations. Special rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

        If you cannot satisfy the requirements described above, payments of interest (including OID) will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

        The 30% United States federal withholding tax generally will not apply to any gain that you realize on the sale, exchange, retirement or other disposition of a note.

U.S. Federal Income Tax

        If you are engaged in a trade or business in the United States and interest (including OID) on the notes is effectively connected with the conduct of that trade or business then you will be subject to U.S. federal income tax on that interest on a net income basis (although exempt from the 30% withholding tax, provided the certification requirements discussed above in "—U.S. Federal Withholding Tax" are satisfied) in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of such amount, subject to adjustments.

        Any gain you realize on the disposition of a note generally will not be subject to U.S. federal income tax unless (1) that gain is effectively connected with your conduct of a trade or business in the United States or (2) you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

U.S. Federal Estate Tax

        Your estate will not be subject to U.S. federal estate tax on notes beneficially owned by you at the time of your death, provided that any payment to you on the notes would be eligible for exemption from the 30% withholding tax under the "portfolio interest rule" described above under "—U.S. Federal Withholding Tax" without regard to the last bullet point.

Information Reporting and Backup Withholding

U.S. Holders

        In general, information reporting requirements will apply to certain payments of principal and interest (including OID) paid on notes and to the proceeds of sale of a note made to you unless you are an exempt recipient (such as corporation). Backup withholding tax will apply to such payments if you fail to provide a taxpayer identification number or certification of foreign or other exempt status or fail to report in full dividend and interest income.

        Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Non-U.S. Holders

        Information reporting will generally apply to payments of interest (including OID) to you on the notes and the amount of tax, if any, withheld with respect to such payments. Copies of the information returns reporting such interest payments and any withholding tax may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. In general, no backup withholding will be required with respect to payments made to you if a statement described above under "Consequences to Non-U.S. Holders—U.S. Federal Withholding Tax" has been received (and we do not have actual knowledge or reason to know that you are a U.S. person).

        In addition, information reporting and, depending on the circumstances, backup withholding, will apply to the proceeds of the sale of a note within the United States or conducted through U.S.-related financial intermediaries unless the statement described above under "Consequences to Non-U.S. Holders—U.S. Federal Withholding Tax" has been received (and we do not have actual knowledge or reason to know that you are a U.S. person) or you otherwise establish an exemption.

        Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. Holdco has agreed that it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale for a period of 90 days from the date on which the exchange offer is consummated, or such shorter period as will terminate when all outstanding notes acquired by broker-dealers for their own accounts as a result of market-making activities or other trading activities have been exchanged for exchange notes and such exchange notes have been resold by such broker-dealers. In addition, dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

        Holdco will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letters of transmittal state that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period of 90 days from the date on which the exchange offer is consummated, or such shorter period as will terminate when all outstanding notes acquired by broker-dealers for their own accounts as a result of market-making activities or other trading activities have been exchanged for exchange notes and such exchange notes have been resold by such broker- dealers, Holdco will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in any letter of transmittal. Holdco has agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and the fees of any counsel or other advisors or experts retained by the holders of outstanding notes, except as expressly set forth in the registration rights agreements, and will indemnify the holders of outstanding notes, including any broker-dealers, against specified liabilities, including liabilities under the Securities Act. In the event of a shelf registration, Holdco has agreed to pay the expenses of one firm of counsel designated by the holders of notes covered by the shelf registration.

        If you are an affiliate of Holdco or are engaged in, or intend to engage in, or have an agreement or understanding to participate in, a distribution of the exchange notes, you cannot rely on the applicable interpretations of the SEC and you must comply with the registration requirements of the Securities Act in connection with any resale transaction.

LEGAL MATTERS

        Our counsel, Simpson Thacher & Bartlett LLP, New York, New York will issue an opinion regarding the validity of the exchange notes. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others owns an interest representing less than 1% of the capital commitments of one of our Sponsors, The Blackstone Group.

EXPERTS

        The consolidated financial statements of Holdco as of December 31, 2003 and 2002 and for the years ended December 31, 2003 (Successor Basis) and December 31, 2002 (Predecessor Basis) included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements and schedule of HM Publishing Corp. (formerly Houghton Mifflin Company) and Subsidiaries for the periods from July 7, 2001 to December 31, 2001 (Predecessor Basis) and January 1, 2001 to July 6, 2001 (Pre-predecessor Basis), appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

CHANGE IN CERTIFYING ACCOUNTANTS

        On February 28, 2003, Houghton Mifflin engaged PricewaterhouseCoopers LLP as its new independent accountants, and dismissed Ernst & Young LLP, which had previously served as Houghton Mifflin's independent accountants. The Board of Directors participated in and approved the decision to change independent accountants.

        The reports of Ernst & Young LLP, included in this prospectus and registration statement, on the financial statements for the period from July 7, 2001 to December 31, 2001 (Predecessor Basis) and for the period from January 1, 2001 to July 6, 2001 (Pre-predecessor Basis) contained no adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles. In connection with its audits as of and for the aforementioned periods, there have been no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young LLP would have caused them to make reference thereto in their report on the financial statements for such period.

        During the two most recent fiscal years and through the date that Houghton Mifflin engaged PricewaterhouseCoopers LLP, there were no "reportable events", as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

        During the two most recent fiscal years and through the date that Houghton Mifflin engaged PricewaterhouseCoopers LLP, Houghton Mifflin did not consult PricewaterhouseCoopers LLP with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or any other matters or reportable events listed in Items 304(a)(2)(i) and (ii) of Regulation S-K.

        Houghton Mifflin has requested that Ernst & Young LLP furnish it with a letter addressed to the SEC stating whether it agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of such letter, dated July 10, 2003, is incorporated by reference as Exhibit 16.1 to this Form S-4.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        Holdco has filed with the SEC a registration statement on Form S-4 with respect to the exchange notes offered in this prospectus. This prospectus is a part of the registration statement and, as permitted by the SEC's rules, does not contain all of the information presented in the registration statement. Whenever a reference is made in this prospectus to one of our contracts or other documents, please be aware that this reference is not necessarily complete and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement, including exhibits to the registration statement, at the SEC's public reference room at 450 Fifth Street, N.W, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Holdco's filings with the SEC are also available to the public through the SEC's internet site at http://www.sec.gov.

        Holdco is not subject to the informational requirements of the Exchange Act, but in accordance with the provisions of the indenture governing the notes, will file annual, quarterly and current reports, proxy statements and other information with the SEC pursuant to the requirements of the Exchange Act so long as any of the notes are outstanding. In addition, Houghton Mifflin, our wholly owned subsidiary, is subject to the informational requirements of the Exchange Act. You may read and copy any documents filed by Holdco at the address set forth above.

        You may request copies of the filings, at no cost, by telephone at (617) 351-5000 or by mail at: 222 Berkeley Street, Boston, Massachusetts 02116-3764.

HM Publishing Corp.
Index to Consolidated Financial Statements

Page
Audited Consolidated Financial Statements
Reports of PricewaterhouseCoopers LLP, Independent Auditors	F-2
Report of Ernst & Young LLP, Independent Auditors	F-4
Consolidated Balance Sheets at December 31, 2003 and 2002	F-5
Consolidated Statements of Income for the years ended December 31, 2003 and 2002, and for the periods from January 1, 2001 to July 6, 2001 and July 7, 2001 to December 31, 2001	F-7
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2003 and 2002 and for the periods from January 1, 2001 to July 6, 2001 and July 7, 2001 to December 31, 2001	F-8
Consolidated Statements of Cash Flows for the years ended December 31, 2003 and 2002 and for the periods from January 1, 2001 to July 6, 2001 and July 7, 2001 to December 31, 2001	F-10
Notes to Consolidated Financial Statements	F-13

Report of Independent Auditors

To the Board of Directors and Stockholder of HM Publishing Corp.:

        In our opinion, the accompanying consolidated balance sheets present fairly, in all material respects, the financial position of HM Publishing Corp. and its subsidiaries at December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audits of these balance sheets provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
March 3, 2004

Report of Independent Auditors

To the Board of Directors and Stockholder of HM Publishing Corp.:

        In our opinion, the accompanying consolidated statements of income, stockholder's equity and cash flows present fairly, in all material respects, the results of operations and cash flows of HM Publishing Corp. for the years ended December 31, 2003 (successor basis) and December 31, 2002 (predecessor basis) in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
March 3, 2004

Report of Independent Auditors

To the Stockholder of HM Publishing Corp.:

        We have audited the accompanying consolidated statements of operations, stockholders' equity and cash flows of HM Publishing Corp. (formerly Houghton Mifflin Company) and Subsidiaries for the period from July 7, 2001 to December 31, 2001 (Predecessor Basis) and the period from January 1, 2001 to July 6, 2001 (Pre-Predecessor Basis). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, HM Publishing Corp. and Subsidiaries consolidated results of operations and cash flows for the period from July 7, 2001 to December 31, 2001 (Predecessor Basis), and for the period from January 1, 2001 to July 6, 2001 (Pre-Predecessor Basis), in conformity with accounting principles generally accepted in the United States.

New York, New York	/s/ ERNST & YOUNG LLP
December 23, 2002 (except for Note 6, paragraph 2, as to which the date is May 29, 2003)

HM PUBLISHING CORP.

CONSOLIDATED BALANCE SHEETS

(In thousands of dollars, except per-share amounts)

	December 31,
	2003	2002
ASSETS
Current assets
Cash and cash equivalents	$159,093	$77,797
Cash—restricted	11,400	—
Marketable securities	638	638
Accounts receivable, net of allowance for bad debts and book returns of $33,988 in 2003 and $40,082 in 2002	194,932	180,359
Inventories	162,130	207,926
Deferred income taxes	62,941	57,390
Prepaid expenses and other current assets	15,723	12,236
Assets of discontinued operations	—	1,551

Total current assets	606,857	537,897
Property, plant, and equipment, net	107,990	117,806
Pre-publication costs	107,674	26,506
Royalty advances to authors, net of allowance of $38,949 in 2003 and $33,211 in 2002	28,814	25,092
Goodwill	646,809	588,205
Other intangible assets	850,709	980,900
Other assets and long-term receivables	92,310	112,502
Assets of discontinued operations	—	882

Total assets	$2,441,163	$2,389,790

See accompanying Notes to Consolidated Financial Statements

HM PUBLISHING CORP.

CONSOLIDATED BALANCE SHEETS

(In thousands of dollars, except per-share amounts)

	December 31,
	2003	2002
LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities
Current portion of long-term debt	$1,039	$317
Accounts payable	74,786	85,148
Due to parent	4,619	—
Royalties payable	62,341	58,816
Salaries, wages, and commissions payable	60,430	43,420
Other	68,475	52,748
Interest payable	40,242	7,848
Current portion of restructuring accrual	12,022	12,649
Liabilities of discontinued operations	—	1,620

Total current liabilities	323,954	262,566
Long-term debt	1,289,684	1,034,073
Royalties payable	3,443	3,650
Other	26,385	17,924
Long-term restructuring accrual	1,958	10,015
Accrued pension benefits	71,011	86,245
Accrued postretirement benefits	54,781	52,724
Deferred income taxes	273,973	307,593

Total liabilities	2,045,189	1,774,790
Commitments and contingencies (Note 12)
Stockholder's equity
Preferred stock, $1 par value; 500,000 shares authorized, none issued	—	—
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding at December 31, 2003 and 2002	1	1
Capital in excess of par value	469,756	614,999
Retained earnings	(74,662)	—
Other comprehensive income	879	—

Total stockholder's equity	395,974	615,000

Total liabilities and stockholder's equity	$2,441,163	$2,389,790

See accompanying Notes to Consolidated Financial Statements

HM PUBLISHING CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of dollars, except per-share amounts)

	Year ended December 31, 2003	Year ended December 31, 2002	Period from July 7, 2001 to December 31, 2001	Period from January 1, 2001 to July 6, 2001
	(Successor Basis)	(Predecessor Basis)	(Predecessor Basis)	(Pre-predecessor Basis)
Net sales	$1,263,536	$1,194,568	$693,028	$436,180
Costs and expenses
Cost of sales excluding pre-publication and publishing rights amortization	500,267	470,079	279,831	231,262
Pre-publication and publishing rights amortization	161,324	155,200	76,254	28,963

Cost of sales	661,591	625,279	356,085	260,225
Selling and administrative	550,900	496,215	197,764	260,723
Other intangible asset amortization	1,368	1,566	549	16,139
Goodwill impairment charge	—	775,000	—	—

	1,213,859	1,898,060	554,398	537,087

Operating income (loss)	49,677	(703,492)	138,630	(100,907)
Other income (expense)
Net interest expense	(117,079)	(13,687)	(15,266)	(17,975)
Net interest expense from affiliates loans	—	(28,951)	(10,058)	—
Debt extinguishment costs	(48,427)	—	—	—
Equity in losses of equity method investee	—	—	(951)	(3,704)
Write-down of investment	—	—	—	(500)
Other income (expense)	(39)	—	908	—

	(165,545)	(42,638)	(25,367)	(22,179)

Income (loss) from continuing operations before taxes	(115,868)	(746,130)	113,263	(123,086)
Income tax provision (benefit)	(42,427)	12,140	48,181	(35,887)

Income (loss) from continuing operations	(73,441)	(758,270)	65,082	(87,199)
Loss from discontinued operations, net of tax	(1,221)	(31,787)	(1,950)	(1,498)

Net income (loss)	(74,662)	(790,057)	63,132	(88,697)

Preferred stock dividend and redemption costs, net of tax	—	(8,615)	(860)	—

Net income (loss) available to common stockholder	$(74,662)	$(798,672)	$62,272	$(88,697)

See accompanying Notes to Consolidated Financial Statements

HM PUBLISHING CORP.
CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
(In thousands of dollars, except per-share amounts)

	Common stock				Notes receivable from stock purchase agreements
						Unearned compensation related to restricted stock	Treasury stock			Accumulated other comprehensive income (loss)
		$1 par value amount	Capital in excess of par value	Retained earnings					Benefits Trust
	shares						shares	amount			Total
Balance at December 31, 2000 (Pre-predecessor Basis)	—	$31,861	$139,532	$433,069	($16,145)	($2,141)	(3,081,701)	($112,032)	($60,282)	$—	$413,862
Comprehensive Income:
Net Income	—	—	—	(88,697)	—	—	—	—	—	—	(88,697)
Adjustment of minimum pension liability, net	—	—	—	—	—	—	—	—	—	(151)	(151)

Total comprehensive income	—	—	—	(88,697)	—	—	—	—	—	(151)	(88,848)
Common stock dividends, $0.26 per share	—	—	—	(7,175)	—	—	—	—	—	—	(7,175)
Stock options exercised	—	149	4,297	—	—	—	—	—	—	—	4,446
Issuance of restricted stock	—	2	74	—	—	(76)	—	—	—	—	—
Shares issued to directors and employees for services	—	22	921	—	—	—	—	—	—	—	943
Purchases of treasury stock	—	—	—	—	—	—	(3,908)	(166)	—	—	(166)
Other equity transactions, net	—	—	(3)	—	(375)	—	—	—	(4)	—	(382)
Benefits Trust asset remeasurement	—	—	17,622	—	—	—	—	—	(17,622)	—	—
Amortization of unearned compensation on restricted stock	—	—	—	—	—	2,217	—	—	—	—	2,217
Tax benefit related to stock plan activities	—	—	1,343	—	—	—	—	—	—	—	1,343

Balance at July 6, 2001, date of merger (Pre-predecessor Basis)	—	$32,034	$163,786	$337,197	($16,520)	$0	(3,085,609)	($112,198)	($77,908)	($151)	$326,240

See accompanying Notes to Consolidated Financial Statements

HM PUBLISHING CORP.
CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY (Continued)
(In thousands of dollars, except per-share amounts)

	Common stock				Notes receivable from stock purchase agreements
						Unearned compensation related to restricted stock	Treasury stock			Accumulated other comprehensive income (loss)
		$1 par value amount	Capital in excess of par value	Retained earnings					Benefits Trust
	shares						shares	amount			Total
Elimination of Pre-predecessor equity	—	($32,034)	($163,786)	($337,197)	$16,520	$0	3,085,609	$112,198	$77,908	$151	($326,240)
Net assets acquired	—	—	326,240	—	—	—	—	—	—	—	326,240
Capital contributed by Vivendi	—	1	873,759	—	—	—	—	—	—	—	873,760
Comprehensive income:
Net income	—	—	—	63,132	—	—	—	—	—	—	63,132
Adjustment of minimum pension liability, net	—	—	—	—	—	—	—	—	—	(385)	(385)

Total comprehensive income	—	—	—	63,132	—	—	—	—	—	(385)	62,747
Capital contribution by Vivendi	—	—	21,384	—	—	—	—	—	—	—	21,384
Distributions of Vivendi	—	—	(3,760)	—	—	—	—	—	—	—	(3,760)
Preferred stock dividend	—	—	—	(860)	—	—	—	—	—	—	(860)

Balance at December 31, 2001 (Predecessor Basis)	1,000	$1	$1,217,623	$62,272						($385)	$1,279,511

Comprehensive income:
Net income	—	—	—	(790,057)	—	—	—	—	—	—	(790,057)
Other comprehensive loss, net of tax:	—	—	—	—	—	—	—	—	—	—	—
Adjustment of minimum pension liability, net	—	—	—	—	—	—	—	—	—	385	385

Total comprehensive income	—	—	—	(790,057)	—	—	—	—	—	385	(789,672)
Capital contribution by Vivendi	—	—	584,477	—	—	—	—	—	—	—	584,477
Preferred stock dividend and redemption costs	—	—	—	(8,615)	—	—	—	—	—	—	(8,615)

Balance at December 31, 2002 (Predecessor Basis)	—	1	1,802,100	(736,400)	—	—	—	—	—	—	1,065,701

Elimination of Predecessor equity	—	($1)	($1,802,100)	$736,400	—	—	—	—	—	$—	($1,065,701)
Issuance of stock	1,000	1	614,999	—	—	—	—	—	—	—	615,000
Comprehensive income:
Net income	—	—	—	(74,662)	—	—	—	—	—	—	(74,662)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	—	898	898
Unrealized loss on security	—	—	—	—	—	—	—	—	—	(19)	(19)
Total comprehensive income	—	—	—	(74,662)	—	—	—	—	—	879	(73,783)
Return of capital to investors (Note 7)	—	—	(145,243)	—	—	—	—	—	—	—	(145,243)

Balance at December 31, 2003 (Successor Basis)	1,000	$1	$469,756	($74,662)						$879	$395,974

See accompanying Notes to Consolidated Financial Statements

HM PUBLISHING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of dollars)

	Year ended December 31, 2003	Year ended December 31, 2002	Period from July 7, 2001 to December 31, 2001	Period from January 1, 2001 to July 6, 2001
	(Successor Basis)	(Predecessor Basis)	(Predecessor Basis)	(Pre-predecessor Basis)
Cash flows provided by (used in) operating activities
Net income (loss) from continuing operations	($73,441)	($758,270)	$65,082	($87,199)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in losses of equity method investee	—	—	951	3,704
Other income	—	—	(908)	—
Amortization of debt premium/discount	3,419	—	—	—
Accretion of debt	4,291	—	—	—
Depreciation and amortization expense	195,015	186,736	85,125	54,044
Asset disposal	195	—	—	—
Amortization of deferred debt issuance costs	37,893	—	—	—
Amortization of unearned compensation on restricted stock	—	—	—	2,085
Goodwill impairment charge	—	775,000	—	—
Write-down of investment	—	—	—	500
Changes in operating assets and liabilities:
Accounts receivable	(14,060)	5,557	99,859	(126,171)
Inventories	36,434	15,098	44,450	(13,885)
Accounts payable	(11,327)	28,275	(2,698)	51,224
Royalties	(1,184)	(1,399)	22,267	(16,751)
Deferred and income taxes payable	(43,508)	29,742	47,925	(42,425)
Interest payable/receivable on intercompany promissory notes	—	23,280	10,743	—
Other, net	51,533	(1,986)	(12,245)	66,869

Net cash provided by (used in) continuing operating activities	185,260	302,033	360,551	(108,005)
Net cash provided by (used in) discontinued operating activities	(1,247)	(17,310)	1,465	1,190

See accompanying Notes to Consolidated Financial Statements

	Year ended December 31, 2003	Year ended December 31, 2002	Period from July 7, 2001 to December 31, 2001	Period from January 1, 2001 to July 6, 2001
	(Successor Basis)	(Predecessor Basis)	(Predecessor Basis)	(Pre-predecessor Basis)
Net cash provided by (used in) operating activities	184,013	284,723	362,016	(106,815)

Cash flows used in investing activities
Purchase of marketable securities	—	(638)	—	—
Pre-publication expenditures	(95,610)	(95,178)	(45,572)	(42,841)
Acquisition of businesses, net of cash acquired	(38,459)	(5,130)	(18,476)	(8,703)
Restricted cash held for acquisition of businesses assets	(11,400)	—	—	—
Property, plant, and equipment expenditures	(26,037)	(39,519)	(16,836)	(13,778)

Net cash used in continuing investing activities	(171,506)	(140,465)	(80,884)	(65,322)
Net cash provided by (used in) discontinued investing activities	250	16,775	(2,701)	(1,063)

Net cash used in investing activities	(171,256)	(123,690)	(83,585)	(66,385)

Cash flows provided by (used in) financing activities, excluding acquisition accounted for as of December 31, 2002 (See Notes 1 and 4)
Return of capital on common stock	(145,243)	—	—	(7,175)
Dividends paid on redeemable preferred stock	—	(2,968)	—	—
Issuance (repayment) of commercial paper	—	—	(209,197)	25,406
Transaction costs paid on behalf of parent	(7,258)	(17,888)	(81,147)	—
Issuance (repayment) of short-term financing	(137)	(1,247)	1,252	—
Proceeds from the issuance of long-term financing	1,119,860	106	—	148,796
Payment of long-term financing	(899,136)	—	(29,500)	—

See accompanying Notes to Consolidated Financial Statements

	Year ended December 31, 2003	Year ended December 31, 2002	Period from July 7, 2001 to December 31, 2001	Period from January 1, 2001 to July 6, 2001
	(Successor Basis)	(Predecessor Basis)	(Predecessor Basis)	(Pre-predecessor Basis)
Issuance (repayment) of intercompany working capital	—	(43,250)	30,680	—
Issuance of intercompany notes receivable	—	—	(125,000)	—
Collection of promissory notes	—	—	2,564	—
Issuance of redeemable preferred stock	—	—	125,000	—
Cash received from notes receivable from stock purchase agreements	—	—	16,500	—
Other	—	—	(410)	5,178

Net cash provided by (used in) continuing financing activities	68,086	(65,247)	(269,258)	172,205
Net cash provided by (used in) discontinued financing activities	—	(1,270)	1,210	(57)

Net cash provided by (used in) financing activities excluding acquisitions accounted for as of December 31, 2002 (Notes 1 and 4)	68,086	(66,517)	(268,048)	172,148

Increase (decrease) in cash and cash equivalents	80,843	94,516	10,383	(1,052)
Effect of exchange rate changes on cash balances	453	—	—	—
Cash and cash equivalents at beginning of year	77,797	24,278	13,895	14,947

Cash and cash equivalents at end of year excluding acquisitions accounted for as of December 31, 2002 (Notes 1 and 4)	$159,093	$118,794	$24,278	$13,895

Supplementary disclosure of cash flow information:
Income taxes paid (refunded)	$3,628	$(17,728)	$286	$4,846
Interest paid	$71,837	$26,839	$16,267	$13,289

See accompanying Notes to Consolidated Financial Statements

HM PUBLISHING CORP.

Notes to Consolidated Financial Statements

(Tabular data in thousands, except per share data)

(1)    Basis of Presentation

        The consolidated financial statements of HM Publishing Corp. ("Publishing") include the accounts of its wholly owned subsidiary, Houghton Mifflin Company ("Houghton Mifflin," a separate public reporting company, together with Publishing, the "Company"). Our principal business is publishing. Net sales are principally in the United States and the Company's operations are classified into four reporting segments (see Note 16).

        On September 12, 2003, Publishing, a wholly owned subsidiary of Houghton Mifflin Holdings, Inc. ("HM Holdings"), was incorporated. HM Holdings contributed its 100% equity interest in Houghton Mifflin to Publishing on September 17, 2003. At the time of this transaction, Publishing had no other assets. As Houghton Mifflin and Publishing are entities organized under the common control of HM Holdings, the historical consolidated financial statements of Houghton Mifflin, the predecessor company, became the historical consolidated financial statements of Publishing. No goodwill or other intangible assets arose from this transaction.

        In October 2003, Publishing issued $265.0 million of 11.5% senior discount notes (Note 7) generating proceeds of $145.2 million, net of issuance costs. Publishing is the sole obligor of these notes. Other than this debt obligation, related deferred issuance costs and associated accrued liabilities, and related interest expenses, net of taxes, all other assets, liabilities, income, expenses, and cash flows presented for all periods represent those of its wholly owned subsidiary Houghton Mifflin.

        On December 30, 2002, HM Holdings, through its wholly owned subsidiary, Versailles Acquisition Corporation ("Versailles"), acquired all of the outstanding shares of Houghton Mifflin from Vivendi Communications North America Inc. ("VCNA"), a wholly owned subsidiary of Vivendi Universal S.A. ("Vivendi"). HM Holdings is a company beneficially owned by Thomas H. Lee Partners, L.P. and its affiliates ("THL"), Bain Capital, LLC and its affiliates ("Bain Capital"), and the Blackstone Group and its affiliates ("Blackstone"; collectively the "Sponsors"). Vivendi had acquired all of the outstanding shares of Houghton Mifflin through a tender offer on July 7, 2001. Prior to the acquisition by Vivendi, the stock of Houghton Mifflin was publicly traded. In accordance with the requirements of purchase accounting, the assets and liabilities of Houghton Mifflin were adjusted to their estimated fair values and the resulting goodwill computed for the HM Holdings and the Vivendi transactions as of their respective acquisition dates (see Note 4). The application of purchase accounting generally results in higher depreciation and amortization expense in future periods. Accordingly, and because of other effects of purchase accounting, the accompanying consolidated financial statements as of and for the periods prior to the Vivendi acquisition, as of and for the periods under Vivendi ownership and as of and subsequent to December 31, 2002, are not comparable.

        The consolidated financial statements present the Company as of and for the year ended December 31, 2003 and as of December 31, 2002 on a "Successor Basis" reflecting the HM Holdings acquisition of Houghton Mifflin, for the periods from July 7, 2001 through December 31, 2002 on a "Predecessor Basis" for the period of Vivendi's ownership of Houghton Mifflin, and the period January 1, 2001 through July 6, 2001 on a "Pre-predecessor Basis" for the period prior to Vivendi's acquisition of Houghton Mifflin. Based upon the insignificance of the Company's financial results for the day of December 31, 2002 in comparison to that of the full year results for the year ended December 31, 2002, the HM Holdings acquisition has been accounted for as of December 31, 2002.

(2)    Significant Accounting Policies

  Use of Estimates:

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The significant estimates that affect the financial statements include, but are not limited to, book returns, allowance for bad debts, recoverability of advances to authors, valuation and recoverability of inventory, depreciation and amortization periods, and recoverability of long-term assets such as property, plant, and equipment, capitalized pre-publication costs, other identified intangibles, and goodwill.

  Principles of Consolidation:

        The consolidated financial statements of Publishing include the accounts of Publishing, its wholly owned subsidiary Houghton Mifflin and Houghton Mifflin's subsidiaries.

        All material intercompany accounts and transactions are eliminated in consolidation.

  Revenue Recognition:

        The Company derives revenue primarily from the sale of textbooks and instructional materials, trade books, test materials, multimedia instructional programs, license fees for book rights and content, and services that include test development, test delivery, test scoring, and training.

        Revenues from textbooks and instructional materials, trade books, test materials and multimedia instructional programs are recognized in the period when persuasive evidence of an arrangement with the customer exists, the products are shipped, title and risk of loss has transferred to the customer, all significant obligations have been performed, and collection is reasonably assured. The Company enters into certain contractual arrangements that have multiple elements, one or more of which may be delivered subsequent to the initial sale. For these arrangements, fair value is determined for all elements and the relative share of revenue for items to be delivered after the initial sale is deferred until such time as the items are delivered. As products are shipped with right of return, a provision for estimated returns on these sales is made at the time of sale, based on historical experience. Textbooks shipped from depository locations are recorded one month in arrears based on information received from the depositories. Shipping and handling fees are included in net sales. Costs incurred for shipping and handling are included in selling and administrative expenses.

        Revenues for test delivery, test scoring, and training are recognized in the period when the services have been completed, the fee is fixed and determinable, and collection is reasonably assured. Revenues for fixed-priced contracts that require significant test development are recognized as the services are provided. Losses on such contracts are recognized immediately when they become known.

        The Company enters into license agreements to license certain book publishing rights and content. The Company recognizes revenue on such arrangements, beginning when the contract is signed, the license term has begun, all materials have been delivered to the customer, and collection is reasonably assured.

  Cash and Cash Equivalents:

        Cash and cash equivalents consist primarily of cash in banks and highly liquid investment securities that have maturities of three months or less when purchased. The carrying amount approximates fair market value due to the short-term maturity of these instruments.

  Restricted Cash:

        Restricted cash consists of cash that is legally restricted and not available for the Company's general use due to contractual obligations for the acquisition of Edusoft (see Note 4). The obligation is recorded as an accrual within current liabilities.

  Marketable Securities:

        Marketable securities included in current assets consist of instruments with original maturities of three months to less than one year. At December 31, 2003, the securities consisted of time deposits and are stated at fair value, which approximates cost due to the short maturity of these instruments. Fair values are estimated based on quoted market prices.

  Inventories:

        Inventories are stated at the lower of cost (weighted average unit cost) or market. An estimate is made for inventory obsolescence based on demand for products currently on hand.

  Capitalized Internal Use Software:

        The Company capitalizes certain costs related to obtaining or developing computer software for internal use. Costs incurred during the application development stage, including external direct costs of materials and services, and payroll and payroll related costs for employees who are directly associated with the internal-use software project, are capitalized and amortized on a straight-line basis over the expected useful life of the related software. The application development stage includes design, software configuration and integration, coding, hardware installation, and testing. Costs incurred during the preliminary stage, as well as maintenance, training, and upgrades that do not result in additional functionality are expensed as incurred.

        Capitalized internal use software is included in property, plant, and equipment on the consolidated balance sheet.

  Property, Plant, and Equipment:

        Property, plant, and equipment are stated at cost, or in the case of business combinations, at fair value. Equipment under capital lease is stated at the present value of minimum lease payments. Maintenance and repair costs are charged to expense as incurred, and renewals and improvements that extend the useful life of the assets are capitalized.

        Depreciation on property, plant, and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. Estimated useful lives of property, plant, and equipment are as follows:

Estimated Useful Life
Building and building equipment	10 to 35 years
Machinery and equipment	2 to 15 years
Capitalized software	3 to 5 years
Leasehold improvements	Lesser of useful life or lease term

  Pre-Publication Costs:

        The Company's investment in pre-publication costs is capitalized and amortized from the year of publication, or sale if earlier, over two to five years using the sum-of-the-years digits method. This policy is used by all divisions, with the exception of the Trade and Reference Division's non-reference publications, which are expensed as incurred, and Riverside, which uses the straight-line method. The amortization period for each division best reflects the expected sales generated from individual titles or programs. The Company evaluates the remaining lives and recoverability of such costs, which is often dependent upon program acceptance by state adoption authorities. In conjunction with the assessment of fair values of Houghton Mifflin's assets when acquired by HM Holdings, existing pre-publication costs at the date of acquisition of $88.7 million were included as part of the publishing rights intangible asset.

        Amortization expense related to pre-publication costs is approximately $14.4 million for the year ended December 31, 2003, $34.0 million for the year ended December 31, 2002, and $29.0 million for the period January 1, 2001 through July 6, 2001. No amortization expense was recorded during the period July 7, 2001 through December 31, 2001 as the amounts capitalized in pre-publication costs represented expenditures for 2002 and later copyrights.

  Royalty Advances:

        Royalty advances represent royalties paid to an author before they are earned. Advances are reduced as royalties are earned. Annually, advances are evaluated to determine if they are expected to be earned by applying the contracted royalty rate to forecasted future sales by title. In estimating total future sales, the Company considers a number of factors including the copyright date, the original estimate of life of title sales at the time of the advance, sales of the previous year or years, the trend in sales since publication, the historical performance of similar titles, possible paperback sales or other licensing opportunities, changes in marketing plans, and known changes in competing products. Any portion of a royalty advance that is not expected to be earned is fully reserved. In addition, prior to publication, royalty advances in certain categories may be partially reserved against to reflect our historical experience with similar titles.

  Goodwill and Other Intangible Assets:

        Houghton Mifflin adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. SFAS No. 142 requires goodwill and intangible assets with indefinite useful lives to no longer be amortized. Furthermore, goodwill and intangible assets determined to have an indefinite useful life that were acquired in a business combination completed after June 30, 2001, and before SFAS No. 142 was adopted in full, were not amortized. Accordingly, following the Vivendi acquisition on July 7, 2001, Houghton Mifflin ceased all amortization of goodwill and intangibles with an indefinite useful life as of the date of the acquisition. The Company is also required to perform goodwill impairment tests on an annual basis. The Company completed its annual goodwill impairment test as of October 1, 2003 and determined that no impairment existed.

        Other intangibles valued pursuant to the Vivendi and Testing Systems, Inc. (see Note 4) acquisitions were amortized on a straight-line basis over their estimated useful lives between 5 and 15 years during the periods from July 7, 2001 through December 31, 2002. All of these intangibles were revalued as part of the HM Holdings acquisition purchase price study and are being amortized over their estimated useful lives (see Note 4).

  Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of:

        The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future net cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is normally assessed using a discounted cash flow model. Assets to be disposed of by sale are to be measured at the lower of their carrying amounts or fair value less the cost to sell the assets.

  Income Taxes:

        Income taxes are accounted for under the asset and liability method of accounting pursuant to SFAS No. 109, "Accounting for Income Taxes." Under the provisions of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. A valuation allowance is applied against net deferred tax assets if, based on the weight of available evidence, it is more likely than not some or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        For the period July 7, 2001 through December 30, 2002, Houghton Mifflin was a member of Vivendi's United States consolidated tax group, which included other affiliated companies. The income tax payable related to the taxable income generated in this period was a balance due to an affiliate. The income tax provision for periods prior to December 31, 2002 had been calculated on the stand-alone method, as if Houghton Mifflin were filing its own U.S. consolidated group income tax returns. The amount of any taxes due Vivendi as of December 31, 2002 were capitalized as part of the HM Holdings acquisition.

        From December 31, 2002 forward, Publishing and Houghton Mifflin are included in the consolidated group income tax returns of HM Holdings. The income tax provision of Publishing has been calculated on the stand-alone method as if Publishing filed its own US consolidated group income tax returns.

  Stock-Based Compensation:

        As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by FAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," the Company uses the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations to account for its employee stock-based compensation. Under this method, compensation expense for employee awards is recorded on the date of grant only if the fair value of the underlying stock exceeded the exercise price of the option granted.

        The following table illustrates the effect on net income as if Publishing had determined compensation cost based on the fair value at the grant date for stock options (see Note 15) under SFAS No. 123:

	Year Ended December 31, 2003	Year Ended December 31, 2002	Period July 7, 2001 through December 31, 2001	Period January 1, 2001 through July 6, 2001
	(Successor Basis)	(Predecessor Basis)	(Predecessor Basis)	(Pre-predecessor Basis)
Net income (loss)
As reported available to common stockholder	$(74,662)	$(798,672)	$62,272	$(88,697)
Add back: Compensation on restricted stock	—	—	—	2,085
Deduct: Stock compensation expense	(46)	(1,822)	(640)	(9,315)

Pro forma	$(74,708)	$(800,494)	$61,632	$(95,927)

        The pro forma net loss for the period January 1, 2001 through July 6, 2001 includes a pro forma charge of approximately $5.7 million due to the acceleration of certain options.

  Comprehensive Income:

        Comprehensive income is defined as changes in the equity of an enterprise except those resulting from shareholder transactions. The amounts shown on the consolidated statement of stockholder's equity relate to the cumulative effect of minimum pension liabilities, translation adjustments and unrealized gain / loss on securities.

  Financial Instruments:

        The Company uses swap contracts to manage its interest expense. The use of these financial instruments is intended to reduce the interest cost to the Company. The Company does not use derivatives for trading purposes and is not a party to leveraged derivatives.

        The Company assesses at inception, and quarterly thereafter, whether the derivatives that are used in hedged transactions are highly effective in offsetting changes in the fair value or cash flows of the hedged item. If it is determined that a derivative ceases to be a highly effective hedge, the Company discontinues hedge accounting and all changes in the fair value of the derivatives are included in the consolidated statement of operations. Derivatives are recorded in the consolidated balance sheet at fair value in other assets and other liabilities.

  Advertising Costs:

        Advertising costs are charged to selling and administrative expenses as incurred. Advertising costs were $22.6 million, $26.1 million, $11.7 million, and $13.1 million, for the years ended December 31, 2003 and 2002, the period from July 7, 2001 to December 31, 2001, and the period from January 1, 2001 to July 6, 2001, respectively.

  Reclassifications:

        Certain prior year amounts have been reclassified to conform to the current period presentation for comparability purposes.

  Recent Accounting Pronouncements:

        In November 2002, the FASB Emerging Issues Task Force ("EITF") released Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. EITF 00-21 establishes three principles: (a) revenue arrangements with multiple deliverables should be divided into separate units of accounting; (b) arrangement consideration should be allocated among the separate units of accounting based on their relative fair values; and (c) revenue recognition criteria should be considered separately for separate units of accounting. EITF 00-21 is effective for all arrangements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. Effective July 1, 2003, the Company adopted EITF 00-21, which decreased net income by $4.4 million for the year ended December 31, 2003.

        In December 2003, the SEC issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition," which supersedes SAB No. 101, "Revenue Recognition in Financial Statements." SAB No. 104 rescinds accounting guidance in SAB No. 101 related to multiple-element arrangements as this guidance has been superseded as a result of the issuance of EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." The impacts of adopting SAB No. 104 as it pertains to the requirements of EITF 00-21 have been discussed above.

        In January 2003, the FASB issued FASB Interpretation Number ("FIN") 46, "Consolidation of Variable Interest Entities" and, in December 2003, issued a revision to that interpretation. FIN No. 46R replaces FIN No. 46 and addresses consolidation by business enterprises of variable interest entities that possess certain characteristics. A variable interest entity ("VIE") is defined as (a) an ownership, contractual or monetary interest in an entity where the ability to influence financial decisions is not proportional to the investment interest, or (b) an entity lacking the invested capital sufficient to fund future activities without the support of a third party. FIN No. 46R establishes standards for determining under what circumstances VIEs should be consolidated with their primary beneficiary, including those to which the usual condition for consolidation does not apply. The Company adopted FIN No. 46 in the year ended December 31, 2003, and will adopt FIN No. 46R in the first quarter of 2004 for non-special purpose entities created prior to February 1, 2003. The Company does not expect a material effect from the adoption of FIN No. 46R.

        In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." The Statement specifies that instruments within its scope embody obligations of the issuer and that, therefore, the issuer must classify them as liabilities. SFAS 150 prohibits entities from restating financial statements for earlier years presented. SFAS 150 became effective for the Company at the beginning of the third quarter of 2003. The Company does not currently have financial instruments with the characteristics of liabilities and equity. Accordingly, the implementation of SFAS 150 did not have an impact on the Company's consolidated financial statements.

        In December 2003, the FASB revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The revised statement requires additional disclosures, including information about plan assets and the benefits expected to be paid and contributions expected to be made in future years. The additional disclosure requirements are effective for U.S. plans in 2003 financial statements and for non-U.S. plans in 2004 financial statements. The Company has provided the disclosures required for its pension plans in 2003 (see Note 14).

        At the January 7, 2004 meeting, the FASB finalized its discussions of the proposed Financial Staff Position ("FSP") SFAS No. 106a, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." The proposed FSP was issued for comment in December 2003 to address the accounting and disclosure implications that are expected to arise as a result of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"), which was enacted on December 8, 2003. The Act introduces a prescription drug benefit under Medicare ("Medicare Part D") as well as a federal subsidy to sponsors of retiree healthcare benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The issue is whether an employer that provides postretirement drug coverage (a plan) should recognize the effects of the Act on its accumulated postretirement benefit obligation ("APBO") and net postretirement benefit costs and, if so, when and how those effects should be accounted for. Specific authoritative guidance on the accounting for the federal subsidy is pending and the guidance, when issued could require the Company to change previously reported information. The proposed FSP permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Act. The Company has elected to postpone the election until a final FSP is issued. In accordance with this FSP, the net periodic postretirement benefit cost in Note 14 does not reflect the effects of the Act on the plan. Management is currently evaluating the impact of the Act on its consolidated financial statements.

(3)    Balance Sheet Information

  Inventories:

        Inventories, net of applicable reserves, at December 31, 2003 and 2002 consist of the following:

	2003	2002
Finished goods	$153,618	$201,353
Raw materials	8,512	6,573

Inventory, net	$162,130	$207,926

        At December 31, 2002 inventory included $9.9 million of inventory step-up resulting from the purchase accounting fair value adjustment from the HM Holdings acquisition. This amount was amortized during 2003. At December 31, 2003, there was no inventory step-up adjustment included in inventory. The results of operations for the year ended December 31, 2002 and the period July 7, 2001 to December 31, 2001 included $4.4 million and $22.0 million, respectively, of inventory step-up amortization resulting from the Vivendi acquisition.

  Property, Plant, and Equipment:

        Balances of major classes of assets and allowances for depreciation and amortization at December 31, 2003 and 2002 are as follows:

	2003	2002
Land and land improvements	$5,165	$4,774
Building and building equipment	10,450	13,472
Machinery and equipment	58,500	51,254
Capitalized software	57,858	39,145
Leasehold improvements	10,123	9,161

Total	142,096	117,806
Less: accumulated depreciation and amortization	(34,106)	—

Property, plant, and equipment, net	$107,990	$117,806

Machinery and equipment includes equipment under capital lease in the amount of $0.4 million and $2.2 million at December 31, 2003 and December 31, 2002, respectively. Depreciation and amortization expense was approximately $34.1 million for the year ended December 31, 2003, including amortization of equipment under capital lease of $0.5 million. Depreciation and amortization expense for the year ended December 31, 2002, the period from July 7, 2001 to December 31, 2001 and the period January 1, 2001 to July 6, 2001 was $30.0 million, $8.3 million and $8.9 million, respectively.

  Rabbi Trust:

        The Company maintains a Rabbi Trust for the purposes of funding certain compensation and benefit plan obligations made available to its senior executives and former directors in connection with the following plans: directors retirement, deferred compensation, supplemental executive retirement, and supplemental savings. As of December 31, 2003 and 2002 the Company's balance in the Rabbi Trust was $18.9 million and $17.6 million, respectively, consisting of cash or cash equivalents and is included in other assets on the consolidated balance sheet. The liabilities associated with these plans are $15.8 million and $16.2 million at December 31, 2003 and 2002, respectively, and are included in other long-term liabilities on the consolidated balance sheet.

(4)    Acquisitions

  Acquisition of Edusoft:

        On December 5, 2003, Houghton Mifflin acquired Edusoft, a San Francisco, California-based assessment platform provider, for $37.0 million in cash, subject to certain contractual post-closing adjustments. The acquisition has been accounted for as a purchase transaction in accordance with SFAS 141, "Business Combinations." The purchase price was allocated among tangible and intangible assets acquired and liabilities assumed based on fair values at the transaction date. The excess of the purchase price over the acquired tangible and intangible assets and liabilities has been recorded as goodwill. The Company acquired the stock of Edusoft and, therefore, the goodwill arising from this transaction is not tax deductible. The following represents the preliminary allocation of the purchase price:

Current assets	$1,707
Property, plant, and equipment	6,174
Goodwill	26,421
Other identified intangible assets	10,143
Current liabilities	(1,786)
Other liabilities	(5,671)

Allocated purchase price	$36,988

        The other identified intangible assets consist of the tradename with an estimated fair value of $3.8 million, and customer-related intangibles with an estimated fair value of $6.3 million. The estimated useful lives of these intangibles are between 2 and 3 years.

        At December 31, 2003, $11.4 million of the purchase price had not yet been paid by Houghton Mifflin and is classified as restricted cash on the consolidated balance sheet at December 31, 2003.

  Acquisition of Cognitive Concepts, Inc.:

        On October 14, 2003, Houghton Mifflin acquired Cognitive Concepts, Inc. ("CCI"), a provider of research based supplemental education tools, for $12.8 million in cash. The acquisition has been accounted for as a purchase transaction in accordance with SFAS 141, "Business Combinations." The purchase price was allocated among tangible and intangible assets acquired and liabilities assumed based on fair values at the transaction date. The excess of the purchase price over the acquired tangible and intangible assets and liabilities has been recorded as goodwill. The Company acquired the stock of CCI and, therefore, the goodwill resulting from this transaction is not tax deductible. The following represents the preliminary allocation of the purchase price:

Current assets	$4,554
Property, plant, and equipment	423
Other long-term assets	74
Goodwill	8,704
Other identified intangible assets	6,222
Current liabilities	(5,580)
Other liabilities	(1,611)

Allocated purchase price	$12,786

        Other identified intangible assets consist of publishing rights with an estimated fair value of $6.2 million and an estimated useful life of 3 years.

        The Edusoft and CCI acquisitions are not material to the Company as a whole and therefore no pro-forma financial information has been presented for the periods presented.

  HM Holdings Acquisition of Houghton Mifflin:

        On December 30, 2002, HM Holdings, through its wholly owned subsidiary, Versailles, acquired all of the outstanding common stock of Houghton Mifflin for $1,226.4 million plus the assumption of $375.4 million of debt. In addition, $40.3 million of acquisition expenses, of which $6.6 million were unpaid at December 31, 2002, were incurred in connection with the acquisition, including amounts paid to the Sponsors (see Note 10). Versailles was subsequently merged into Houghton Mifflin. The acquisition has been accounted for as a purchase transaction in accordance with SFAS No. 141, "Business Combinations."

        The $610.9 million excess of the purchase price over the estimated fair values of the net tangible assets and separately identifiable intangible assets of Houghton Mifflin was recorded as goodwill. Since this was a stock acquisition, none of this goodwill is expected to be tax deductible. The purchase price was allocated among tangible and intangible assets acquired and liabilities assumed based on estimated fair values at the transaction date. The following represents the allocation of the purchase price:

Current assets	$559,359
Property, plant, and equipment	109,954
Other assets	92,420
Goodwill	610,909
Other identified intangibles	974,500
Current liabilities	(262,170)
Long term debt	(359,072)
Other long term liabilities	(459,181)

Allocated purchase price	$1,266,719

        The $610.9 million of goodwill was allocated as follows: $422.8 million to the K-12 Publishing segment, $143.5 million to the College Publishing segment, $3.1 million to the Trade and Reference Publishing segment, and $41.5 million to the Other segment.

        Adjustments were made to purchase price allocation during the year ended December 31, 2003, for fair value adjustments primarily in the areas of inventory, fixed assets and deferred taxes, as well as professional fees related to the acquisitions.

        Other identified intangibles acquired consist of the following:

Asset	Fair Value	Estimated Useful Life
Tradenames and trademarks	$290,200	Indefinite
Publishing rights	679,100	11-18 years
Customer-related	5,200	12 years

        The weighted average life of acquired identified intangibles, subject to amortization, is approximately 14 years. Goodwill and tradenames and trademarks are not amortized but will be tested for impairment on an annual basis or at an interim date if indicators of impairment exist.

        Publishing rights are contractual relationships between an author and Houghton Mifflin, as well as rights to other titles developed internally or acquired by Houghton Mifflin, whereby Houghton Mifflin has the right to sell that work in the future. These rights allow Houghton Mifflin to publish and republish an author's existing and future works and create new works and content based on the author's prior works. The fair market value of the publishing rights at the date of the HM Holdings acquisition was determined by discounting the after tax cash flows projected to be derived from the publishing rights and titles to its net present value using a rate of return that accounts for the time value of money and the appropriate degree of risk. Through the HM Holdings valuation, the useful life of the publishing rights is estimated between 11 and 18 years based on the product life cycles attributable to Houghton Mifflin's different divisions and product lines, as well as the lives of the various copyrights involved. Amortization is calculated using the percentage of the projected operating income before taxes derived from the titles in the current year as a percentage of the total estimated operating income over the estimated useful lives. The publishing rights and customer-related intangible assets will be amortized on an accelerated basis commensurate with their estimated useful lives. Approximately 74% of the estimated amortization is projected to occur in the first five years.

        The purchase price allocation also included a step-up of $9.9 million to fair value inventory, which was expensed through cost of sales in 2003 as the acquired inventory was sold, a discount of $15.6 million to fair value the assumed debt, which is being expensed through interest expense over the life of the debt, and a $3.4 million step-up for internally developed software with an estimated life of approximately 3 years.

        The following unaudited financial information presents the results of operations of Houghton Mifflin as if the HM Holdings acquisition had occurred at the beginning of each of the periods presented. The unaudited pro forma financial information is not necessarily indicative of the actual results that would have been achieved had the acquisition actually been consummated as of January 1, nor is it necessarily indicative of the future results of operations.

	2002	2001
Revenues	$1,194,568	$1,129,208
Loss from continuing operations before taxes, income (loss) from discontinued operations, and preferred stock dividend	$(74,135)	$(130,354)

Net loss	$(59,034)	$(109,971)

  Acquisition of Kingfisher Publishing plc:

        On December 30, 2002, subsequent to the acquisition of Houghton Mifflin by HM Holdings, Houghton Mifflin acquired Kingfisher Publishing plc ("Kingfisher"), a U.K.-based company that publishes reference materials and fiction and nonfiction books for children. Houghton Mifflin acquired all the stock of Kingfisher from Vivendi for $3.9 million in cash. The excess of $0.8 million of the purchase price over the estimated fair values of the net assets of Kingfisher was recorded as goodwill. Since Houghton Mifflin acquired the stock of Kingfisher, the goodwill is not expected to be tax deductible. Kingfisher has been integrated into the Trade and Reference Publishing segment. The purchase price was allocated among tangible and intangible assets acquired and liabilities assumed based on fair values at the transaction date. The following represents the allocation of the purchase price:

Current assets	$6,469
Property, plant, and equipment	174
Goodwill	775
Other identified intangibles	6,400
Current liabilities	(5,060)
Other liabilities	(4,878)

Allocated purchase price	$3,880

        Other identified intangibles consist of publishing rights with an estimated fair value of $6.4 million and an estimated life of 18 years. The publishing rights are being amortized on an accelerated basis that will result in the majority of the balance being amortized in the first nine years.

        The cash flows used in financing the acquisitions of Houghton Mifflin and Kingfisher on December 30, 2002 are summarized below:

Proceeds from issuance of senior term debt	$175,000
Proceeds from issuance of senior subordinated bridge loan	500,000
Proceeds from equity contribution from HM Holdings.	615,000
Acquisition of company stock from Vivendi including direct costs	(1,251,869)
Acquisition of Kingfisher	(3,880)
Payment of deferred financing costs and other	(75,248)

Net cash used in funding the acquisition	$(40,997)

  Vivendi Universal, S.A. Acquisition of Houghton Mifflin:

        On July 7, 2001, Vivendi acquired all of the outstanding common stock of Houghton Mifflin for $1,734.7 million plus assumption of $613.7 million of debt. After the acquisition, Houghton Mifflin was directly owned by VCNA until the sale of Houghton Mifflin to HM Holdings on December 30, 2002. The $1,313.7 million excess of the purchase price over the estimated fair values of the net assets of Houghton Mifflin at the time of the Vivendi acquisition was recorded as goodwill. Since this was a stock acquisition, none of the goodwill was tax deductible. A purchase price study was performed in order to assess and allocate the purchase price among tangible and intangible assets acquired and liabilities assumed based on fair values at the transaction date. The following represents the allocation of the purchase price that was pushed down to Houghton Mifflin at the time of the acquisition:

Current assets	$616,435
Property, plant, and equipment	87,949
Other assets	150,855
Goodwill	1,313,743
Other identified intangibles	1,013,379
Current liabilities	(633,619)
Long term debt	(382,612)
Other long term liabilities	(431,438)

Allocated purchase price	$1,734,692

        The $1,313.7 million of goodwill was allocated as follows: $900.9 million to the K-12 Publishing segment, $364.5 million to the College Publishing segment and $48.3 million to the Trade and Reference Publishing segment.

        Other identified intangibles acquired consisted of the following:

Asset	Fair Value	Estimated Useful Life
Tradenames and trademarks	$301,000	Indefinite
Publishing rights	706,000	30 years
Leases	6,379	5.67 years

        The tangible and intangible assets identified at the time of the Vivendi acquisition have since been revalued as part of the purchase price study undertaken at the time of the HM Holdings acquisition as discussed previously in this note.

        A step-up of $26.4 million was recorded in order to fair value inventory at the date of acquisition. This inventory step-up was expensed through cost of sales as the acquired inventory was sold. In addition, a purchase accounting adjustment of $16.3 million was recorded to reverse the LIFO inventory reserve existing as of the acquisition date, the result of which was an additional step-up in inventory value.

        A step-up adjustment of $7.3 million was recorded in order to fair value the assumed debt at the acquisition date. This amount was being amortized over the life of the debt. A credit to interest expense of $1.9 million and $1.0 million was recorded for the year ended December 31, 2002 and the period July 7, 2001 through December 31, 2001, respectively.

        A fair value adjustment of $6.4 million was recorded to fair value certain leases. This amount was being amortized over the lease terms to rent expense. Amortization of $1.1 million and $0.6 million was recorded for the year ended December 31, 2002 and the period July 7, 2001 through December 31, 2001, respectively.

        Concurrent with the acquisition, Vivendi sold four of its wholly owned subsidiaries, Educational Resources, Inc., Roger Wagner Publishing, Inc., Larousse Kingfisher Chambers, Inc., and Curriculum Advantage, Inc. to Houghton Mifflin for approximately $7.4 million. At the time of sale to Houghton Mifflin, these subsidiaries had net assets, excluding amounts due to or from Vivendi, of approximately $24.0 million for Educational Resources, Inc., $3.1 million for Roger Wagner Publishing, Inc., $1.1 million for Larousse Kingfisher Chambers, Inc., and $0.6 million for Curriculum Advantage, Inc. The transaction was accounted for as a reorganization of entities under common control. The assets and liabilities of the subsidiaries were recorded at their book values as of July 7, 2001 and the excess of $21.4 million of the net assets acquired over the purchase price were accounted for as a contribution to capital.

        Larousse Kingfisher Chambers, Inc., a distributor of trade books, was combined with Houghton Mifflin's Trade and Reference Division in the Trade and Reference Publishing segment. Curriculum Advantage, Inc., a technology company providing LAN-based learning solutions to K-12 teachers, was sold on April 1, 2003 (see Note 6). Educational Resources, Inc. and Roger Wagner Publishing, Inc., distributors and developers of multimedia instructional products sold primarily to the elementary through high school markets, were combined with Sunburst Technology Corporation ("Sunburst"), a wholly owned subsidiary of Houghton

Mifflin, which was sold on October 1, 2002. Curriculum Advantage Inc., Educational Resources Inc., Roger Wagner Publishing, Inc., and Sunburst have been accounted for as discontinued operations in the accompanying consolidated financial statements (see Note 6).

  Acquisition of Testing Systems, Inc.:

        On December 21, 2001, Houghton Mifflin acquired Testing Systems, Inc. ("TSI"), an adult testing company that specializes in administering and developing examinations and providing license support services for the regulatory licensing, professional certification, and employment markets. Houghton Mifflin acquired all the stock of TSI from Thomson Newsprint, Inc., for $17.7 million in cash. The excess of $13.0 million of the purchase price over the estimated fair values of the net assets of TSI was recorded as goodwill. Since Houghton Mifflin acquired the stock of TSI, the goodwill is not tax deductible. TSI has been integrated into Computer Adaptive Technologies, Inc., a wholly owned subsidiary of Houghton Mifflin, with the combined operations renamed Promissor, Inc., and the consolidated financial statements include the effect of TSI from the date of acquisition in the Other segment. A purchase price study was performed in order to assess and allocate the purchase price among tangible and intangible assets acquired and liabilities assumed based on fair values at the transaction date. The following represents the allocation of the purchase price:

Current assets	$3,740
Property, plant, and equipment	5,392
Other assets	359
Goodwill	12,991
Other identified intangibles	5,400
Current liabilities	(10,190)

Allocated purchase price	$17,692

Other identified intangibles consisted of customer-related intangible assets with an estimated fair value of $5.4 million and an estimated life of 15 years. Included within property, plant, and equipment is internally developed software with an estimated fair value of $3.2 million and an estimated life of approximately 2 years. The tangible and intangible assets identified at the time of the TSI acquisition, that remain in use by Houghton Mifflin, have been revalued as part of the purchase price study undertaken at the time of the HM Holdings acquisition as discussed previously in this note.

  Formation and Subsequent Acquisition of Classwell:

        Houghton Mifflin, Sylvan Ventures ("Sylvan"), and Inception Capital ("Inception"), launched Classwell Learning Group, Inc. ("Classwell") pursuant to an Investors' Rights Agreement on September 6, 2000, as an online education company engaged to provide elementary and high school teachers with new teaching and learning resources. Houghton Mifflin invested $7.0 million in cash and contributed other assets for an ownership interest of approximately 32% on a diluted basis. Houghton Mifflin accounted for its interest in Classwell on the equity method. Change of control provisions in the Investors' Rights Agreement allowed Sylvan and Inception to exercise a right to compel Houghton Mifflin to purchase their respective 41.7% and 24.7% interests at pre-determined prices. Upon Vivendi's acquisition of Houghton Mifflin, Inception exercised its right on August 13, 2001, and Houghton Mifflin purchased Inception's interest for $15.0 million, increasing Houghton Mifflin's interest to 56.7%. Subsequent to August 13, 2001, Houghton Mifflin accounted for its investment in Classwell on a consolidated basis. On October 5, 2001, Sylvan exercised its right and accordingly Houghton Mifflin purchased Sylvan's interest for $31.8 million, increasing Houghton Mifflin's interest to 98.4%. In November 2002, the remaining 1.6% minority interests were acquired.

(5)    Goodwill and Other Intangible Assets

        Goodwill and other intangible assets at December 31, 2003 and 2002 consist of the following:

	2003	Accumulated Amortization	2002	Accumulated Amortization
Goodwill	$646,809	$—	$588,205	$—
Trademarks and tradenames	290,200	—	290,200	—
Publishing rights	691,722	145,188	685,500	—
Customer related and other	15,343	1,368	5,200	—

Total	$1,644,074	$146,556	$1,569,105	$—

        The Company adopted SFAS No. 142 as of January 1, 2002. Had SFAS No. 142 been adopted as of January 1, 2001, net income for the period January 1, 2001 to July 6, 2001 would have increased by $8.6 million. There would be no effect on the other periods presented.

        Changes in the net carrying amount of goodwill for the year ended December 31, 2003 were as follows:

	K-12	College	Trade and Reference	Other	Total
Balance at December 31, 2002	$405,877	$140,876	$2,717	$38,735	$588,205
Purchase accounting adjustments on prior period acquisitions	16,879	2,640	1,193	2,767	23,479
2003 Acquisitions	35,125	—	—	—	35,125

Balance at December 31, 2003	$457,881	$143,516	$3,910	$41,502	$646,809

        In September 2002, Houghton Mifflin began assessing the recoverability of goodwill because certain indicators of possible impairment were present, the most significant of which was the potential sale of Houghton Mifflin by Vivendi at an estimated selling price that was below the net book value of its net assets. The Company performed an assessment of the carrying value of its long-lived assets, other than goodwill, and determined that these assets were not impaired at that time. The Company measured the goodwill impairment on an implied residual basis by deducting the fair value of all assets and liabilities from the total estimated fair value of the Company to determine residual goodwill. The impairment of goodwill was measured as the excess of recorded goodwill over its implied residual value. As a result of the assessment, the Company recorded a $775.0 million impairment charge.

        In accordance with the provisions of SFAS 142, there was no amortization expense recorded related to goodwill in 2003, 2002, or for the period July 7, 2001 through December 31, 2001, and $14.9 million for the period January 1, 2001 through July 6, 2001.

        Amortization expense for publishing rights and customer related and other intangibles was approximately $146.6 million in 2003, $122.7 million in 2002, $76.8 million for the period from July 7, 2001 through December 31, 2001, and $1.2 million for the period January 1, 2001 through July 6, 2001.

        Estimated aggregate amortization expense expected for each of the next five years related to intangibles subject to amortization is as follows:

	Publishing Rights	Customer-Related and Other
2004	127,638	4,608
2005	98,851	4,413
2006	78,448	2,833
2007	60,109	469
2008	47,227	388
Thereafter	134,261	1,264

(6)    Discontinued Operations

        On March 31, 2003, Houghton Mifflin disposed of Curriculum Advantage, Inc. for $0.3 million in cash and receipt of secured notes and inventory of $0.5 million. The assets,

liabilities, results from operations, and cash flows of Curriculum Advantage, Inc. have been segregated and classified as discontinued operations in the accompanying financial statements through closing on April 1, 2003 and reflect the cash proceeds received at closing as net cash provided by discontinued investing activities for the year ended December 31, 2003.

        Curriculum Advantage, Inc. had net sales of $1.2 million, $6.2 million, and $5.5 million and loss before taxes of $2.0 million, $(3.3) million and $(5.0) million in the year ended December 31, 2003 and December 31, 2002, and the period July 7, 2001 through December 31, 2001, respectively.

        On October 1, 2002, Houghton Mifflin disposed of Sunburst for $22.8 million in cash, adjusted for working capital as defined in the sale agreement. This disposal resulted in an impairment charge of $31.9 million, including goodwill of $27.9 million and other intangible assets of $1.4 million, recorded in the third quarter of 2002. Sunburst focused on the development, marketing, and distribution of multimedia products sold primarily to the elementary and secondary school markets. The assets and liabilities, results from operations, and cash flows of Sunburst have been segregated and classified as discontinued operations in the accompanying financial statements. Sunburst had net sales of $58.4 million, $11.0 million, and $13.3 million in the year ended December 31, 2002, the periods July 7, 2001 through December 31, 2001, and January 1, 2001 through July 6, 2001, respectively.

(7)    Long Term Debt

        Long-term debt at December 31, 2003 and 2002 consists of the following:

	2003	2002
$265,000 of 11.50% senior discount notes due October 15, 2013, interest payable semi-annually commencing April 15, 2009	$155,235	$—
$150,000 of 7.20% senior secured notes due March 15, 2011, interest payable semi-annually	137,200	135,435
$125,000 of 7.00% senior secured notes due March 1, 2006, interest payable semi-annually	40	121,138
$100,000 of 7.125% senior secured notes due April 1, 2004, interest payable semi-annually	829	102,500
$600,000 of 8.25% senior unsecured notes due February 1, 2011, interest payable semi-annually	600,000	—
$400,000 of 9.875% senior unsecured subordinated notes due February 1, 2013, interest payable semi-annually	397,166	—
Senior secured credit facility	—	175,000
Senior subordinated bridge loan	—	500,000
Other	253	317

	1,290,723	1,034,390
Less: current portion of long term debt	1,039	317

Long term debt, excluding current installments	$1,289,684	$1,034,073

        Long-term debt due in each of the next five years and thereafter is as follows:

Year
2004	$1,039
2005	—
2006	40
2007	—
2008	—
Thereafter	1,288,605

$1,289,684

        Deferred financing costs are capitalized in other assets and long-term receivables, net of accumulated amortization, and are amortized over the useful life of the related debt. Capitalized deferred financing costs at December 31, 2003 were $60.4 million.

        On October 3, 2003, Publishing sold 11.50% Senior Discount Notes due on October 15, 2013, generating initial gross proceeds of $150.9 million, in a private placement. The net proceeds from this offering of $145.2 million were distributed to the equity holders of HM Holdings as a return of capital. The Senior Discount Notes will not pay cash interest until after October 15, 2008, at which time the accreted value of these notes will be $265.0 million. At December 31, 2003, the accreted value of these notes was $155.2 million. Publishing is the sole obligor of these notes. Publishing's notes are structurally subordinated to Houghton Mifflin's debt.

        Publishing conducts all of its business through Houghton Mifflin, its wholly owned subsidiary. Houghton Mifflin is not obligated to make funds available to Publishing for payment on the Senior Discount Notes. In addition, the terms of certain of the indentures governing the existing notes of Houghton Mifflin significantly restrict Houghton Mifflin and Publishing's other subsidiaries from paying dividends, making distributions, and otherwise transferring assets to Publishing. For example, the ability of Houghton Mifflin to make such payments is governed by a formula based on 50% of its consolidated net income (which, as defined in such indentures, excludes goodwill impairment charges and any after tax extraordinary, unusual, or nonrecurring gains and losses) accruing from April 1, 2003. In addition, as a condition to making such payments to Publishing based on such formula, Houghton Mifflin must have a Debt Compliance Cash Flow to interest expense ratio of at least 2.0 to 1 after giving effect to any such payments. Notwithstanding any such restrictions, such indentures permit an aggregate of $25.0 million of such payments to be made whether or not there is availability under the formula or the conditions to its use are met.

        On March 5, 2003, Houghton Mifflin entered into an Amended and Restated Credit and Guaranty Agreement. This agreement provides Houghton Mifflin with a $325 million senior secured revolving credit facility (the "Revolver"), subject to borrowing base limitations. The Revolver, for which the Company pays annual commitment fees, expires on December 30, 2008. The revolving credit facility requires Houghton Mifflin to maintain certain interest coverage, leverage and senior leverage ratios, as defined under the terms of the facility. There were no borrowings under this facility at December 31, 2003.

        The Revolver includes various financial covenants such as certain leverage and coverage ratios. The ratios are calculated quarterly using EBITDA, which is defined as earnings before interest, taxes, depreciation and amortization and other adjustments allowed under the terms of the agreement, on a last twelve months basis. It also contains customary covenants, including limitations on the Company's ability to incur debt, and events of default as defined by the agreement. The Revolver also limits the Company's ability to pay dividends, to make advances and otherwise engage in inter-company transactions. The primary covenants under the Revolver are the total leverage ratio, the senior leverage ratio, interest coverage ratio and consolidated capital expenditures for 2003. For 2003, the Revolver requires the total leverage ratio to be no greater than 5.15:1; the senior leverage ratio to be no greater than 3.50:1; the interest coverage ratio to be not less than 2.10:1 and that consolidated capital expenditures not exceed $180 million.

        The unsecured 8.25% senior notes and the unsecured 9.875% senior subordinated notes (together the "Senior and Senior Subordinated Notes.") include various financial and customary covenants that limit the Company's ability to pay dividends, make investments or sell assets, and dispose of substantially all its assets by sale or merger. Some covenants include the calculation of EBITDA, defined as earnings before interest, taxes, depreciation and amortization, and other adjustments under the indenture. These covenants are tied to the calculation of a fixed charge coverage ratio based on EBITDA, including the Company's ability to incur additional debt or make restricted payments subject to qualifications and limitations as defined in the indenture. The fixed charge coverage ratio is required to be at least 2.0:1. Other covenants restrict the Company's ability to enter into certain transactions with affiliates.

        During 2003, the Company was in compliance with covenants for both the Revolver and the Senior and Senior Subordintaed Notes, respectively, as of and for the year ended December 31, 2003.

        On February 13, 2003, Houghton Mifflin repurchased substantially all of its $125.0 million of 7.00% notes due March 1, 2006. The premiums paid and consent fees for this purchase were approximately $12.5 million. A charge of approximately $16.4 million on this repurchase was recognized in 2003.

        On January 30, 2003, Houghton Mifflin issued $600 million of 8.25% senior notes that mature on February 1, 2011. The notes are general unsecured obligations of Houghton Mifflin effectively subordinated to secured obligations of Houghton Mifflin to the extent of the value of the assets securing such obligations ranking equally in right of payment to all existing unsecured obligations of Houghton Mifflin. Houghton Mifflin also issued $400 million of 9.875% senior subordinated notes that mature on February 1, 2013. These notes are general unsecured obligations of Houghton Mifflin, subordinated in right of payment to all existing senior debt of Houghton Mifflin. The senior subordinated notes were priced at 99.22% of principal amount to yield an effective interest rate of 10.0%. The net proceeds from these notes were approximately $974.6 million after deducting original issue discounts on senior subordinated notes and estimated fees and expenses related to this offering. The net proceeds from these two notes were used to repay the then existing $125.0 million 7.0% notes due March 1, 2006, the $500 million senior subordinated bridge loan, and the $275.0 million Term Loan B (as defined below) plus accrued interest. The then existing Senior Secured Credit Facility, comprised of a $325 million revolving credit agreement and a $400 Term Loan B agreement was terminated and the Company entered into the aforementioned Amended and Restated Credit and Guaranty Agreement. As a result of this refinancing, a charge of approximately $30 million was recognized in 2003 for the deferred financing fees related to these debt instruments.

        On January 3, 2003, Houghton Mifflin purchased $99.2 million of its $100.0 million 7.125% notes due April 1, 2004 through a tender offer. Houghton Mifflin borrowed $100.0 million under its then existing Term Loan B agreement to finance this purchase. This borrowing was repaid on January 30, 2003. Consent fees for this repurchase totaled approximately $2.0 million and a charge for this amount was recognized in 2003.

        On December 30, 2002, the Company entered into a $725 million Senior Secured Credit Facility with several banks, including a revolving credit agreement and a term loan agreement ("Term Loan B") for which the Company incurred fees of $32.4 million. The Company borrowed $175.0 million under the Term Loan B agreement at December 31, 2002. These agreements were amended on March 5, 2003, canceling the Term Loan B and the Company entered into the Amended and Restated Credit and Guaranty Agreement governing the current senior secured revolving credit facility.

        On December 30, 2002, Houghton Mifflin entered into a $500 million Senior Subordinated Bridge Loan Agreement with several banks for which Houghton Mifflin incurred fees of $22.3 million. This loan was repaid on January 30, 2003.

        On March 19, 2001, Houghton Mifflin issued $150 million of 10-year 7.2% notes through a public offering. The notes mature on March 15, 2011 and were priced at 99.847% to yield an effective annual interest rate of 7.22%. The notes are secured obligations, ranking equally with all of the other secured and unsubordinated indebtedness of Houghton Mifflin, and structurally senior to indebtedness of Publishing.

(8)    Derivative Financial Instruments

        During December 2003, the Company entered into interest rate swap agreements in conjunction with a notional $200.0 million of its 8.25% fixed rate unsecured senior notes. The interest rate swap agreements effectively convert $200.0 million of the Company's debt from a fixed rate to a floating rate in connection with its ongoing debt management strategy. These swap agreements do not qualify for hedge accounting and, accordingly, changes in the fair value of these swaps are recorded as interest income or expense in the consolidated statement of operations. The Company did not hold any derivative instruments or engage in any hedging activity for the year ended December 31, 2002 or the periods ended December 31, 2001 and July 6, 2001.

        The fair values of the Company's fixed rate borrowings are based on estimated market prices. Fair values of the Company's interest rate swaps are based on current settlement values. The carrying amounts and fair values of the Company's long-term debt and derivative financial instruments as of December 31, 2003 were as follows:

	Notional amount	Fair value
8.25% Fixed rate unsecured notes	$200,000	$214,000
Interest rate swap—assets		$400

        The fair value of the interest rate swaps represent the estimated amount the Company would have received upon termination of these agreements at December 31, 2003.

(9)    Redeemable Preferred Stock

        In October 2001, Houghton Mifflin issued 75,000 shares of Auction Market Preferred Stock (the "Preferred") of one of its subsidiaries to a financial institution at a price of $1,667 per share, resulting in proceeds of $125.0 million. The proceeds were subsequently transferred to subsidiaries of Vivendi, in exchange for an intercompany loan receivable. In addition, as a condition of the Preferred offering, Houghton Mifflin borrowed $0.5 million from the financial institution pursuant to a note payable. The note had an interest rate of 5.52% and had an original maturity of October 2007. The proceeds from this note were also ultimately loaned to a Vivendi subsidiary. The Preferred carried an annual dividend rate of 4.75%, payable quarterly; was senior to the subsidiary's common stock; had voting privileges equal to common; and had a liquidation preference of $1,667 per share.

        As a result of HM Holdings' acquisition of Houghton Mifflin and under the conditions of the Preferred, the cessation of Vivendi holding a majority of the stock of both the subsidiary and Houghton Mifflin caused the auction process to be accelerated. On December 30, 2002, through the competitive bid process defined by the Certificate of Rights, Powers, Designations and Preferences relating to the Preferred, Houghton Mifflin redeemed and canceled the Preferred. The redemption payments of the Preferred were made by a Vivendi subsidiary on behalf of Houghton Mifflin. The redemption payment totaled $136.1 million and included the $125.0 million face value of the Preferred, which was offset by a note receivable from Vivendi Universal Holdings, Inc., $1.5 million of deferred but unpaid dividends and $9.6 million of breakage costs and fees. The $0.5 million note was also paid, with accrued interest, on December 30, 2002.

(10)    Contributed Capital and Related Party Transactions

  The Sponsors:

        Houghton Mifflin entered into a management services agreement with THL, Bain Capital, and Blackstone on December 30, 2002. Under the terms of the agreement, the Sponsors provide Houghton Mifflin the following services: (i) advice in connection with the negotiation of agreements, contracts, documents, and instruments necessary to provide the Company with financing from banks on terms and conditions satisfactory to the Company; and

(ii) financial, managerial, and operational advice in connection with its day-to-day operations, including, without limitation, advice with respect to the development and implementation of strategies for improving the operating, marketing, and financial performance of the Company. The Company has agreed to pay the Sponsors a management fee in an aggregate amount not to exceed $5 million, plus out of pocket expenses, annually, payable quarterly in advance, in exchange for these services. The $5 million fee for 2003 was paid in advance on December 30, 2002 and was reflected as a prepaid expense as of December 31, 2002. In addition, the Sponsors were paid an aggregate transaction fee of $50 million plus $1.4 million of out-of-pocket expenses on December 30, 2002 for services rendered in connection with the acquisition of the Company and the structuring and negotiation of the senior secured debt financing and bridge financing. The $51.4 million payment at closing has been allocated $35.1 million to deferred financing fees and $16.3 million to direct acquisition costs. Furthermore, the Company has agreed to pay the Sponsors a fee equal to 1% of the gross transaction value related to any future financing, acquisition, or disposition transactions entered into by the Company. The terms of this arrangement shall continue, unless terminated by agreement of two of the three Sponsors. If terminated, the Company is obligated to pay all unpaid fees through the date of termination plus the net present value of all annual fees that would be due through December 31, 2012. The net present value of this contingent liability at December 31, 2003 is estimated to be approximately $23.6 million.

  Fees for Professional Services:

        During the year ended December 31, 2003, the Company used strategic consulting services provided by an affiliate of one of the Sponsors. Fees related to such services totaled $2.7 million for the year ended December 31, 2003.

  Transactions with Vivendi:

        Vivendi funded the working capital requirements of its businesses based upon a centralized cash management system. The net receipts or disbursements from these arrangements were reported in the financing section of the Company's statement of cash flows. Other net cash transfers from Vivendi representing capital contributions are reflected in the consolidated statements of equity and comprehensive income, as contributed capital.

        A management fee of $6.0 million was paid to Vivendi in 2002 to cover certain administrative activities performed by Vivendi on behalf of Houghton Mifflin. Management believes that the charges from Vivendi were allocated on a reasonable basis; however, such allocated costs are not intended to represent Houghton Mifflin's costs on a standalone basis.

        During the year ended December 31, 2002 and the period July 7, 2001 to December 31, 2001, Houghton Mifflin had three promissory notes payable to Vivendi and affiliates. All three notes were due on demand and interest rates were adjusted quarterly to LIBOR plus 1.2% from January 1, 2002 to September 30, 2002 and from July 7, 2001 to December 31, 2001 and LIBOR plus 2.5% for the period of October 1, 2002 to December 30, 2002. The actual interest rate payable on the notes ranged between 3.03% and 4.26% for the year ended December 31, 2002 and between 3.61% and 3.82% from July 7, 2001 to December 31, 2001. In accordance with the terms of the sale agreement, Vivendi capitalized these loans, including accrued interest, on December 30, 2002 in the amount of $565 million.

        Cumulative net working capital loans pursuant to the cash pooling arrangements with Vivendi from the date of acquisition to December 30, 2002 of $71.5 million were repaid to Houghton Mifflin prior to the consummation of the sale of the business to HM Holdings. Borrowings pursuant to the cash pooling arrangements at December 31, 2001 were $30.7 million. Borrowings outstanding from Vivendi or loans to Vivendi under these cash pooling arrangements carried a variable interest rate, adjusted monthly. Net interest expense on these loans paid to Vivendi was $2.4 million for the year ended December 31, 2002 and $10.7 million for the period July 7, 2001 to December 31, 2001.

        Houghton Mifflin had two notes receivable from a Vivendi subsidiary for $125 million and $0.5 million, respectively. Both notes were due upon demand and bore interest at LIBOR plus 0.125%. Houghton Mifflin received payment in full for both notes during 2002. Interest income from these notes totaled $3.1 million for the year ended December 31, 2002 and $0.7 million for the period July 7, 2001 to December 31, 2001.

  Notes Receivable from Stock Purchase Agreements:

        Houghton Mifflin provided financing in 1994 to effect the purchase of an aggregate of 276,544 shares of Houghton Mifflin's common stock pursuant to the 1994 Executive Stock Purchase Plan and the 1994 Non-Employee Director Stock Purchase Plan. Houghton Mifflin provided financing in 2000 to effect the purchase of 281,430 shares of Houghton Mifflin's common stock pursuant to the 2000 Senior Management and Director Stock Purchase Plan. The notes receivable were shown as a reduction in stockholders' equity in the consolidated financial statements as of December 31, 2000. For the period January 1, 2001 through July 6, 2001, Houghton Mifflin recognized approximately $0.6 million in interest income in connection with the outstanding loans and approximately $1.0 million for the year ended December 31, 2000. In July 2001, in conjunction with the Vivendi acquisition (see Note 4), all of these notes receivable from both officers and members of the Board of Directors were paid in full, including accrued interest.

        Houghton Mifflin had a planned gift program for directors, which required Houghton Mifflin, upon retirement of an individual director, to donate $0.5 million, in twenty annual installments to one or more qualifying charitable organizations recommended by the individual director. At the time of the closing of the Vivendi acquisition, all directors retired and Houghton Mifflin contributed on their behalf, $7.1 million to the charity of their choice. This amount represented the full amount due under the planned gift program. This cost was included in the period January 1, 2001 through July 6, 2001 in selling and administrative expense.

(11)    Income Taxes

        Total income taxes for the year ended December 31, 2003, the year ended December 31, 2002, and the periods July 7, 2001 to December 31, 2001 and January 1, 2001 to July 6, 2001, are as follows:

	2003	2002	July 7, 2001 to December 31, 2001	January 1, 2001 to July 6, 2001
	(Successor Basis)	(Predecessor Basis)	(Predecessor Basis)	(Pre- predecessor Basis)
Income tax expense (benefit) from continuing operations	$(42,427)	$12,140	$48,181	$(35,887)
Income tax expense (benefit) from discontinued operations	(768)	104	(1,391)	(1,085)
Income tax benefit from preferred stock dividend and redemption costs	—	(5,416)	(624)	—

	$(43,195)	$6,828	$46,166	$(36,972)

        Significant components of the provision (benefit) for income taxes attributable to income from continuing operations before taxes consist of the following:

	2003	2002	July 7, 2001 to December 31, 2001	January 1, 2001 to July 6, 2001
	(Successor Basis)	(Predecessor Basis)	(Predecessor Basis)	(Pre- predecessor Basis)
Current:
Federal	—	$38,958	$35,517	$(21,508)
State and other	934	6,526	3,653	(3,068)

Total current	934	45,484	39,170	(24,576)
Deferred:
Federal	(39,450)	(28,559)	8,171	(10,256)
State and other	(3,911)	(4,785)	840	(1,055)

Total deferred	(43,361)	(33,344)	9,011	(11,311)

	$(42,427)	$12,140	$48,181	$(35,887)

        The reconciliation of the income tax rate computed at the U.S. federal statutory tax rate to the reported income tax expense (benefit) attributable to continuing operations before taxes is as follows:

	2003	2002	July 7, 2001 to December 31, 2001	January 1, 2001 to July 6, 2001
	(Successor Basis)	(Predecessor Basis)	(Predecessor Basis)	(Pre- predecessor Basis)
Federal statutory rate	(35.0)%	(35.0)%	35.0%	(35.0)%
State income taxes, net of federal benefit	(3.7)	0.2	3.9	(3.6)
Non-deductible goodwill amortization	—	—	0.0	1.2
Non-deductible goodwill impairment charge	—	36.3	—	—
Equity loss	—	—	0.7	1.1
Corporate owned life insurance	—	—	—	6.9
Other	2.1	0.1	3.0	0.3

Effective tax rate	(36.6)%	1.6%	42.6%	(29.1)%

        The significant components of the net deferred tax assets and liabilities are shown in the following table:

	2003	2002
Tax asset related:
Pension and postretirement benefits	$49,570	$46,171
Publishing/inventory expense	72,440	90,512
Net operating loss carry forward	46,815	7,765
Valuation allowance	(11,448)	(7,765)
Allowance for book returns	4,844	6,344
Deferred compensation	1,966	1,729
Other, net	15,034	15,547

	179,221	160,303

Tax liability related:
Depreciation and amortization expense	(35,061)	(23,926)
Intangible assets	(341,804)	(378,651)
Other, net	(13,388)	(7,929)

	(390,253)	(410,506)

Net deferred tax liabilities	$(211,032)	$(250,203)

        The net deferred tax asset balance is stated at prevailing statutory income tax rates. Deferred tax assets and liabilities are reflected on the Company's consolidated balance sheet at December 31, 2003 and 2002 as follows:

	2003	2002
Current deferred tax assets	$62,941	$57,390
Non-current deferred tax liability	(273,973)	(307,593)

Net deferred tax liability	$(211,032)	$(250,203)

        It is anticipated that Publishing's current operating losses will offset future taxable income of Houghton Mifflin and its subsidiaries, and that a tax sharing arrangement will cause Publishing to be reimbursed for the benefit of its losses when realized. As of December 31, 2003, no tax sharing amounts were due or receivable between the entities.

        As of December 31, 2003, Publishing had consolidated net operating loss carry forwards for federal, state and local and foreign jurisdictions of approximately $46.8 million, which expire in various years from 2004 through 2023. The utilization of net operating loss carryforwards may be limited in the event of a change in ownership as defined by the Internal Revenue Code Section 382.

        The deferred tax assets at December 31, 2003 were in each case reduced by a valuation allowance of $11.4 million, principally related to tax benefits of acquired net operating losses that are not expected to be realized. The Company had a $7.8 million valuation adjustment related to acquired net operating losses at December 31, 2002. Any reduction to the valuation allowance associated with acquired net operating losses will result in an adjustment to goodwill, rather than a tax provision benefit.

  Corporate-Owned Life Insurance IRS Settlement Agreement:

        As part of the normal examination of Houghton Mifflin's federal income tax returns for the fiscal years ended 1992 through 1998, the Internal Revenue Service, or IRS, made inquiries related to Houghton Mifflin's corporate-owned life insurance, or COLI, program. Houghton Mifflin executed a settlement agreement with the IRS relating to interest deductions claimed by Houghton Mifflin on its U.S. federal tax returns with respect to loans associated with the purchase of COLI policies for the 1994-1995 tax years. In addition, pursuant to the settlement agreement, the IRS and Houghton Mifflin have agreed on a reporting method to be used with respect to determining any tax due relating to Houghton Mifflin's ownership of COLI policies for the 1996 - 2001 tax years. The COLI policies were surrendered in 2001; accordingly this settlement resolved all outstanding COLI matters. An accrual was established for approximately $8.9 million and recorded as tax expense in the period January 1, 2001 through July 6, 2001 with respect to the COLI program, which approximates the amount required pursuant to the settlement agreement. This amount was paid in October 2002.

  Tax Indemnification:

        Pursuant to the sale of the business, Vivendi agreed to indemnify HM Holdings for all income taxes of Houghton Mifflin and its subsidiaries due with respect to tax periods, or any portion of a tax period, ending on or before September 30, 2002. As Houghton Mifflin was included in Vivendi's U.S. consolidated tax group until December 30, 2002, it did not have net taxable income during the period between October 1, 2002 and December 31, 2002, and since any tax liability for any prior period is the responsibility of Vivendi, no tax liability related to this matter is recorded on the consolidated balance sheet as of December 31, 2002. The Company is currently under examination by the IRS for the tax years ending December 31, 1999, December 31, 2000, and the period prior to the Vivendi acquisition in July 2001. While the ultimate results of such examination cannot be predicted with certainty, the periods are covered by the tax indemnification agreement and management believes that the examination would not have a material adverse effect on the Company's financial condition.

(12)    Commitments and Contingencies

  Operating Lease Obligations:

        The Company has operating leases for various real property, office facilities, and warehouse equipment that expire at various dates through 2017. Certain leases contain renewal and escalation clauses for a proportionate share of operating expenses.

        The future minimum rental commitments under all noncancelable leases (with initial or remaining lease terms in excess of one year) for real estate and equipment are payable as follows:

2004	$30,122
2005	28,484
2006	25,241
2007	9,936
2008	7,763
Thereafter	49,557

Total minimum lease payments	$151,103

        Rent expense, net of sublease income, was approximately $33.5 million in 2003, $31.8 million in 2002, $10.7 million for the period July 7, 2001 through December 31, 2001, and $13.2 million for the period January 1, 2001 through July 6, 2001.

  Contingencies:

        The Company is involved in ordinary and routine litigation and matters incidental to its business. There are no such matters pending that Houghton Mifflin expects to be material in relation to its financial condition, results of operations, or cash flows.

        Houghton Mifflin is contingently liable for $29.3 million of performance bonds, surety bonds and letters of credit, posted as security for its operating activities. An aggregate of $21.2 million of letters of credit existed at December 31, 2003, $18.7 million of which backed performance and surety bonds. Under the terms of the Company's Amended and Restated Credit and Guaranty Agreement (see Note 7), outstanding letters of credit are deducted from the unused borrowing capacity under the senior secured revolving credit facility.

        Houghton Mifflin is contingently liable for retention agreements with an initial balance of approximately $30 million with key employees. These retention agreements expire on or before June 30, 2004. The Company is recording the expense of these arrangements ratably over the retention period and had recognized expense of $27.4 million and paid $16.7 million as of December 31, 2003.

  Contractual Obligations:

        Under the terms of the sale of the Company to HM Holdings, the Company agreed to indemnify Vivendi from losses, damages, expenses, or liabilities arising from or based on material breach of the Company's representations, warranties, or covenants, or the Company's subsequent actions. Except for matters relating to taxes, the indemnification obligation terminates on June 30, 2004; the obligation regarding taxes continues until two months after the expiration of the applicable statute of limitations. The maximum potential amount of future payments the Company could be obligated to make is limited to 10% of the purchase price under the agreement. The Company has not been required to make any payments under these indemnification provisions and believes the estimated fair value is minimal.

        The Company routinely enters into standard indemnification provisions as part of license agreements involving use of its intellectual property. These provisions typically require the Company to indemnify and hold harmless licensees in connection with any infringement claim by a third party relating to the intellectual property covered by the license agreement. Riverside, Edusoft, and Promissor routinely enter into contracts with customers that contain provisions requiring the Company to indemnify the customer against a broad array of potential liabilities resulting from any breach of the contract or the invalidity of the test. Although the term of these provisions and the maximum potential amounts of future payments the Company could be required to make is not limited, the Company has never incurred any costs to defend or settle claims related to these types of indemnification provisions. The Company therefore believes the estimated fair value of these provisions is minimal, and has no liabilities recorded for them as of December 31, 2003.

        Those obligations that were in effect prior to December 31, 2002 were grandfathered under the provisions of FIN No. 45 and, accordingly, no liabilities relating to such obligations have been recorded.

HM PUBLISHING CORP.

Notes to Consolidated Financial Statements

(Tabular data in thousands, except per share data)

(13)    Disclosures About Fair Value of Financial Instruments

        The following table presents the carrying amounts and estimated fair market values of the Company's financial instruments at December 31, 2003 and 2002. The fair value of a financial instrument is deemed to be the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2003		2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$159,093	$159,093	$77,797	$77,797
Restricted cash	11,400	11,400	—	—
Marketable securities	638	638	638	638
Interest rate swaps	400	400	—	—
Investments:
Other	—	—	300	300
Financial liabilities:
7.00% notes	40	40	121,138	121,138
7.125% notes	829	829	102,500	102,500
7.20% notes	137,200	160,875	135,435	135,435
8.25% notes	600,000	642,000	—	—
9.875% notes	397,166	440,000	—	—
11.50% notes	155,235	170,925	—	—
Senior subordinated bridge loan	—	—	500,000	500,000
Senior secured credit facility	—	—	175,000	175,000
Other	253	253	317	317

        The fair market values of financial instruments were estimated based on market conditions and perceived risks at December 31, 2003 and 2002 and require varying degrees of management judgment. The factors used to estimate these values may not be valid on any subsequent date. Accordingly, the fair market value of the financial instruments presented may not be indicative of their future values. The long-term debt instruments are recorded at fair market value in the consolidated balance sheet as of December 31, 2002 due to the required fair value adjustments made as of the HM Holdings acquisition of the Company.

(14)    Retirement and Post Retirement Benefit Plans

        Houghton Mifflin has a noncontributory, qualified defined benefit pension plan (the "Retirement Plan"), which covers substantially all employees. The Retirement Plan is a cash balance plan, which accrues benefits based on pay, length of service, and interest. The funding policy is to contribute amounts subject to minimum funding standards set forth by the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. The Retirement Plan's assets consist principally of common stocks, fixed income securities, investments in registered investment companies, and cash and cash equivalents. Houghton Mifflin also has a nonqualified defined benefit plan, or nonqualified plan, that covers employees who earn over the qualified pay limit as determined by the Internal Revenue

Service. The nonqualified plan accrues benefits for the executive officers based on service and pay. Benefits for all other employees accrue based on the cash balance plan calculation. The nonqualified plan is not funded.

        Houghton Mifflin also provides postretirement medical benefits to retired full-time, non-union employees hired before April 1, 1992, who have provided a minimum of five years of service and attained age 55.

        For 2002, Houghton Mifflin used a December 30 measurement date for its Retirement Plan. This measurement date was used to disclose the accrued pension liability at December 31 due to the sale of the Company on December 30, 2002. Historically, Houghton Mifflin has used a September 30 measurement date and adjusted for any contributions made after the measurement date to disclose the accrued pension liability at December 31. This fifteen-month measurement period for 2002 was followed by a nine-month measurement period in 2003 as Houghton Mifflin returned to a September 30 measurement date. For post retirement medical benefits, Houghton Mifflin uses a September 30 date to measure the accrued post-retirement liability.

        On December 30, 2002, Houghton Mifflin acquired Kingfisher, a United Kingdom corporation. Kingfisher has a contributory, defined benefit pension plan, The Grisewood and Dempsey Pension Scheme, which has been approved by the Inland Revenue. All permanent employees between ages 21 and 64 are eligible to join the plan. The assets of the plan are held in a trust fund and invested in stocks and fixed income securities of the UK and other countries. Kingfisher's pension plan is included in the accompanying table for 2003 and 2002. Kingfisher's pension plan had benefit obligations of $9.1 million and $7.5 million, plan assets of $4.8 million and $3.8 million, and accrued pension benefit liability of $3.8 million and $3.7 million, respectively, for the years ended December 31, 2003 and 2002.

        The following table summarizes the Accumulated Benefit Obligation ("ABO"), the change in Projected Benefit Obligation ("PBO"), and the funded status of the Company's plans as of and for the financial statement periods presented:

	Retirement Benefits
	2003	2002	July 7, 2001 through December 31, 2001	January 1, 2001 through July 6, 2001
	(Successor Basis)	(Predecessor Basis)	(Predecessor Basis)	(Pre-predecessor Basis)
ABO at end of period	$179,867	$158,356	$146,999	$—
Change in PBO
PBO at beginning of period	$174,659	$166,562	$156,038	$132,253
Business combinations	—	7,468	9,059	—
Service cost (benefits earned during the year)	9,066	6,527	3,231	2,992
Interest cost on PBO	10,855	11,363	5,488	5,079
Plan amendment	4,842	—	—	3,353
Special termination benefits	—	3,220	—	—
Actuarial (gain) loss	13,564	16,499	(4,170)	17,883
Benefits paid	(11,313)	(36,980)	(3,084)	(5,522)
Other	989	—	—	—

PBO at end of period	$202,662	$174,659	$166,562	$156,038

Fair market value at beginning of period	$88,414	$92,544	$106,423	$121,838
Business combinations	—	3,774
Actual return	5,830	63	(10,820)	(9,956)
Company contribution	28,226	29,013	25	63
Benefits paid	(11,313)	(36,980)	(3,084)	(5,522)
Other	570	—	—	—

Fair market value at end of period	$111,727	$88,414	$92,544	$106,423

Funded status	$(90,935)	$(86,245)	$(74,018)	$(49,615)
Unrecognized items:
Net loss	15,060	—	11,562	11,313
Prior service cost	4,842	—	—	4,703
Contributions after measurement date	22	—	8,529	—
Transition asset	—	—	—	(234)

Net amount recognized	$(71,011)	$(86,245)	$(53,927)	$(33,833)

Accrued benefit liability	$(72,796)	$(86,245)	$(54,554)	$(38,365)
Intangible asset	1,763	—	—	4,286
Accumulated other comprehensive loss	—	—	627	246
Contributions after measurement date	22	—	—	—

Net amount recognized	$(71,011)	$(86,245)	$(53,927)	$(33,833)

        Weighted average assumptions used to determine the benefit obligations (both PBO and ABO) at year-end are:

	2003	2002	2001
Discount rate	5.74%	6.46%	7.25%
Increase in future compensation	4.93%	4.94%	5.00%

        Net periodic pension cost for the twelve months ended December 31, 2003 and 2002 and the periods July 7, 2001 through December 31, 2001 and January 1, 2001 through July 6, 2001 include the following components:

	Retirement Benefits
	2003	2002	July 7, 2001 through December 31, 2001	January 1, 2001 through July 6, 2001
	(Successor Basis)	(Predecessor Basis)	(Predecessor Basis)	(Pre-predecessor Basis)
Service cost	$9,066	$6,527	$3,231	$2,992
Interest cost on projected benefit obligation	10,855	11,363	5,488	5,079
Expected return on plan assets	(6,906)	(9,264)	(4,912)	(5,110)
Amortization of unrecognized:
Net (gain) loss	—	—	—	(132)
Prior service cost	—	—	—	273
Transition (asset)	—	—	—	(92)

Net pension expense	$13,015	$8,626	$3,807	$3,010

        Significant actuarial assumptions used to determine net periodic pension cost are:

	2003	2002	2001
Discount rate	6.46%	7.25%	7.75%
Increase in future compensation	4.94%	5.00%	4.75%
Expected long-term rate of return on asset	7.96%	9.25%	9.25%

        Assumptions on expected long-term rate-of-return as Investment Strategies.    The Company employs a building block approach in determining the long-term rate of return for plan assets. Historical markets are studied and long-term historical relationships between equities and fixed income are preserved congruent with the widely-accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. Peer data and historical returns are reviewed to check for reasonability and appropriateness. The Company regularly reviews the actual asset allocation and periodically rebalances investments to the targeted allocation when appropriate. The current targeted asset allocation is 60% with equity managers and 40% with fixed income managers. Due to short-term returns, the investment mix may temporarily fall outside these ranges pending a rebalancing to the long-term targets. For 2004, the Company will continue to target an 8.0% long term rate of return for the Retirement Plan and a 7.0% long term rate of return for the Kingfisher pension plan. The Company will continue to evaluate our expected rate of return assumption, at least annually, and will adjust as necessary.

        Plan Assets.    Plan assets for the U.S. and U.K. tax qualified plans consist of a diversified portfolio of fixed income securities, equity securities, real estate and cash equivalents. Plan assets did not include any Company securities. The following information is being disclosed pursuant to the revisions made by FASB to SFAS 132, "Employers Disclosures about Pensions and Other Postretirement Benefits an amendment of FASB Statements No. 87, 88, and 106," that apply for fiscal years ending after December 15, 2003. The U.K. plan assets are included in the asset information provided in the table.

        Investment Policy and Investment Targets.    The tax qualified plans consist of the U.S. pension plan and the U.K. pension scheme. It is the Company's practice to fund amounts for our qualified pension plans at least sufficient to meet minimum requirements of local benefit and tax laws. The nonqualified noncontributory defined benefit pension plan is generally not funded. Assets were invested amongst several asset classes. The U.K. plan assets are included in the asset information provided in the table. The amount invested in each asset class and the percentage of assets invested in each asset class as of each of these dates is shown below (dollars in millions).

	Amounts in Millions		Percentage in Each Asset Class
Asset Class
	09/30/2003	12/30/2002	09/30/2003	12/30/2002
Equity	$67.3	$49.7	60.3%	56.2%
Fixed income	42.9	31.8	38.4	36.0
Real estate	0.1	0.1	0.0	0.1
Cash	1.4	0.4	1.3	0.5
Pending investment	0.0	6.4	0.0	7.2

Total	$111.7	$88.4	100.0%	100.0%

        Expected Contributions.    Houghton Mifflin expects to contribute $14 million to its pension plans in 2004. However, the actual funding decision will be made after the 2004 actuarial valuation is completed. Additionally, this amount could change pending Congressional review of interest rate relief for pension plans.

        The following table summarizes the Accumulated Postretirement Benefit Obligation ("APBO"), the changes in plan assets and the funded status of the Company's plan as of and for the financial statement periods presented.

	Postretirement Medical Plan Benefits
	2003	2002	July 7, 2001 through December 31, 2001	January 1, 2001 through July 6, 2001
	(Successor Basis)	(Predecessor Basis)	(Successor Basis)	(Pre-predecessor Basis)
Change in APBO
APBO at beginning of period	$52,724	$38,454	$45,003	$29,961
Service cost (benefits earned during the year)	970	657	319	300
Interest cost on APBO	3,219	2,694	1,577	1,407
Plan amendment	—	—	—	3,174
Employee contributions	367	475	61	129
Actuarial (gain) loss	1,385	13,866	(7,864)	11,347
Benefits paid	(1,912)	(3,422)	(642)	(1,315)

APBO at end of period	$56,753	$52,724	$38,454	$45,003

Change in Plan Assets
Company contributions	$1,545	$2,947	$581	$1,186
Employee contributions	367	475	61	129
Benefits paid	(1,912)	(3,422)	(642)	(1,315)

Fair market value at end of period	—	—	—	—

Funded status	$(56,753)	$(52,724)	$(38,454)	$(45,003)
Unrecognized items:
Net (gain) loss	1,385	—	(7,802)	13,134
Prior service cost	—	—	—	2,265
Fourth quarter contribution	587	—	734	—

Net amount recognized	$(54,781)	$(52,724)	$(45,522)	$(29,604)

Amounts recognized in the balance sheet consist of:
Accrued benefit liability	$(54,781)	$(52,724)	$(45,522)	$(29,604)

Net amount recognized	$(54,781)	$(52,724)	$(45,522)	$(29,604)

        Significant actuarial assumptions used to determine APBO at year-end were:

	2003	2002	2001
Discount rate	5.75%	6.50%	7.25%
Health care cost trend rate assumed for next year	12.50%	14.00%	11.0%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2009	2009	2008

        Net periodic postretirement benefit cost included the following components for the twelve months ended December 31, 2003 and 2002 and the periods July 7, 2001 through December 31, 2001 and January 1, 2001 through July 6, 2001:

	2003	2002	July 7, 2001 through December 31, 2001	January 1, 2001 through July 6, 2001
Service cost	$970	$657	$319	$300
Interest cost on APBO	3,219	2,694	1,577	1,407
Amortization of unrecognized:
Net (gain) loss	—	(269)	—	140
Prior service cost	—	—	—	152

Net periodic postretirement benefit expense	$4,189	$3,082	$1,896	$1,999

        Significant actuarial assumptions used to determine postretirement benefit cost are:

	2003	2002	2001
Discount rate	6.50%	7.25%	7.50%
Health care cost trend rate assumed for next year	14.00%	11.00%	7.00%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	5.00%	5.00%	4.50%
Year that the rate reaches the ultimate trend rate	2009	2008	2003

        Assumed health care trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects on the expense recorded in 2003 for the postretirement medical plan:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total service and interest cost components	$277	$(264)
Effect on postretirement benefit obligation	3,497	(3,390)

        On December 8, 2003, President Bush signed the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 into law. This legislation, among other things, established a Medicare prescription-drug benefit and federal subsidy to sponsors of retiree health-care plans that provide a benefit at least actuarially equivalent to the Medicare benefit. The Company has elected to defer the recognition of the impact of these changes.

        Houghton Mifflin maintains a defined contribution retirement plan, the Houghton Mifflin 401(k) Savings Plan, which conforms to Section 401(k) of the Internal Revenue Code, and covers substantially all of Houghton Mifflin's eligible employees. Participants may elect to contribute up to 15% of their compensation subject to an annual limit. Houghton Mifflin provides a matching contribution in amounts up to 4 1/2% of employee compensation.

        The 401(k) contribution expense amounted to approximately $6.4 million in 2003, $6.5 million in 2002, $2.2 million for the period July 7, 2001 to December 31, 2001, and $2.9 million for the period January 1, 2001 through July 6, 2001.

(15)    Stock-Based Compensation

  Year Ended December 31, 2003

  Stock Option Plan of HM Holdings:

        The Houghton Mifflin Holdings, Inc. 2003 Stock Option Plan was adopted December 3, 2003 to provide for the grant of options to purchase Parent's Class A Common Stock. The Board of Directors administers the plan and may, from time to time, grant option awards to directors and employees of the Company and its subsidiaries who, in the opinion of the Board, are in a position to make a significant contribution to the success of the Company and its subsidiaries. The Board of Directors may grant options that are time-vested and options that vest based on the attainment of performance goals specified by the Board of Directors. The number of shares reserved for issuance under the Option Plan is 98,611, subject to adjustment based on any dilution of HM Holding's Common Stock. The Option Plan became effective July 1, 2003 and options may be granted under the Option Plan until June 30, 2013.

        Participants in the Option Plan have been granted stock options to purchase shares of HM Holdings Class A Common Stock in three parts, or tranches—Tranche 1, Tranche 2, and Tranche 3. One-third of each participant's options are in Tranche 1, one-third are in Tranche 2, and one-third are in Tranche 3. Each tranche has its own vesting provisions.

        Tranche 1 options vest in equal annual installments over four years. Twenty-five percent of the Tranche 1 options vest and become exercisable on each of the first, second, third, and fourth anniversaries of the Option Plan's effective date, July 1, 2003. The Tranche 2 and Tranche 3 options fully vest and become exercisable on the seventh anniversary of the date they were granted. However, if certain events occur as noted in the Option Plan, the vesting of the Tranche 2 and/or Tranche 3 options will be accelerated so that 25% of the Tranche 2 and Tranche 3 options also vest and become exercisable on each of the first, second, third, and fourth anniversaries of the Option Plan's effective date.

        The fair value of stock options granted during the period ended December 31, 2003 was less than $2.8 million on the date of grant using the Black Scholes option pricing model with the following assumptions: fair value of $100, expected dividend yield of 0.00%, risk-free interest rate of 3.46%, expected volatility of 35%, and an expected life of approximately 5 years.

        Stock option activity during the year ended December 31, 2003 was as follows:

	Number of Shares	Exercise Price
Granted	75.9	$100.00
Balance at December 31, 2003	75.9	$100.00

  Deferred Compensation Plan of HM Holdings:

        In January 2003, HM Holdings established a Deferred Compensation Plan. The Deferred Compensation Plan was offered to certain executives and key employees of Houghton Mifflin, allowing the employees to defer receipt of all or a portion of their retention agreement payments (see Note 12) in exchange for an interest in the common stock of HM Holdings. In January 2003, 34 of Houghton Mifflin's employees elected to participate in the Deferred Compensation Plan and deferred an aggregate $4.6 million of payments due pursuant to their respective retention agreements in exchange for common stock ownership in HM Holdings. The deferred compensation liability is included on the consolidated balance sheets of Publishing and Houghton Mifflin within the "Due to parent" classification at December 31, 2003.

  Year Ended December 31, 2002, and Period July 7, 2001 through December 31, 2001

        Subsequent to the acquisition by Vivendi in 2001, Houghton Mifflin employees became eligible to participate in Vivendi's stock option plans. Options were granted to purchase common shares of Vivendi at not less than the fair market value of the shares on the date of the grant and typically become exercisable within three to five years from the grant date and expire eight years after the grant date. There were no options granted during the year ended December 31, 2002. On October 11, 2001, options for 518,500 shares of Vivendi stock were granted to certain officers and employees of Houghton Mifflin. The fair value of these stock options was $15.02 on the date of grant using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 1.00%, risk-free interest rate of 3.99%, expected volatility of 35%, and an expected life of approximately 5 years. At the time of the sale of Houghton Mifflin by Vivendi to HM Holdings, Vivendi notified all employees holding Vivendi options that they would continue to vest under the terms and conditions of the grants. With the change in ultimate parent ownership, any future financial obligation of options exercised by a Houghton Mifflin employee became an obligation of Vivendi.

        Stock option activity during the periods indicated was as follows:

	Number of Shares	Exercise Price
Balance at July 6, 2001	0	$0
Granted	519	44.25
Forfeited	(8)	44.25

Balance at December 31, 2001	511	$44.25

Forfeited	(118)	44.25

Balance at December 31, 2002	393	$44.25

  Period January 1, 2001 through July 6, 2001

  Fixed Stock Compensation Plans:

        Through July 6, 2001, Houghton Mifflin maintained two fixed stock compensation plans, the 1995 Stock Compensation Plan and the 1998 Stock Compensation Plan. Upon the consummation of the acquisition by Vivendi (see Note 4), both plans were terminated.

        The per share weighted-average fair value of stock options granted was $13.38 for the period January 1, 2001 through July 6, 2001 using the Black Scholes option-pricing model with the following weighted average assumptions: expected dividend yield of 1.54%, risk-free interest rate of 4.60%–4.94%, expected volatility of 31.01%, and an expected life of approximately 5 years.

        Stock option activity during the periods indicated is as follows:

	Number of Shares	Weighted-Average Exercise Price
Balance at December 31, 2000	1,959	39

Granted	45	43
Exercised	(149)	30
Forfeited	(163)	33

Balance at July 6, 2001 (date of Vivendi acquisition, see Note 4)	1,692	$41

        In connection with the Vivendi acquisition, and in accordance with change of control provision terms of the stock options and restricted stock awards, 1,233,614 options and 109,955 shares of restricted stock, representing all outstanding unvested equity instruments at July 6, 2001, became vested. Existing unamortized restricted stock of $1.6 million was recognized as compensation expense. All outstanding options were exercised in a cashless exercise at Vivendi's $60 per share tender offer price. The aggregate difference of $33.1 million was paid by Houghton Mifflin to the stock option holders and charged to compensation expense.

  Executive and Senior Management Stock Purchase Plans:

        In August 1994, pursuant to the 1994 Executive Stock Purchase Plan, whose purpose was to increase stock ownership of Houghton Mifflin's executive officers, Houghton Mifflin granted 248,544 options under its 1992 Stock Compensation Plan to certain corporate officers for exercise at the then market price of $21.313 per share. The options were exercisable only on the date granted, and stock was issued from treasury shares. Houghton Mifflin provided financing and obtained a note, collateralized by the stock, from the participants.

        In February 2000, pursuant to the 2000 Senior Management and Director Stock Purchase Plan, whose purpose was to increase stock ownership of Houghton Mifflin's directors and executive officers, Houghton Mifflin granted 281,430 options under its 1998 Stock Compensation Plan to certain corporate officers for exercise at the then market price of $39.8125 per share. The options were exercisable only on the date granted, and stock was issued from treasury shares. Houghton Mifflin provided financing, and obtained a note, collateralized by the stock, from the participants.

(16)    Segment Information

        The Company has nine operating segments (divisions) with separate management teams and infrastructures that offer different products and services. These operating segments have been aggregated into four reportable segments based on similar economic characteristics, the similar nature of their products and services, the nature of the production process, class of customers, and distribution method, as follows:

        K-12 Publishing:    This segment consists of five divisions: School Division, McDougal Littell, Great Source Education Group (which includes Cognitive Concepts), Riverside, and Edusoft. This operating segment includes textbooks and instructional materials and services, tests for measuring achievement and aptitude, clinical/special needs testing products, multimedia instructional programs, and career guidance products and services. The principal markets for these products are elementary and secondary schools.

        College Publishing:    The College Division is the sole business unit reported in this segment. This operating segment includes textbooks, ancillary products such as workbooks and study guides, technology-based instructional materials, and services for introductory and upper level courses in the post-secondary education market. Products may be in print or electronic form. The principal markets for these products are two-and four-year colleges and universities. These products are also sold to high schools for advanced placement courses and to for-profit, certificate-granting institutions that offer skill-based training and job placement.

        Trade and Reference Publishing:    This segment consists of the Trade and Reference Division and Kingfisher. Kingfisher was acquired on December 30, 2002 and its results of operations are included in the accompanying table for 2003 only. Kingfisher management reports functionally to that of the Trade and Reference Division. This operating segment publishes fiction and nonfiction for adults and children, dictionaries, and other reference works. The segment also licenses book rights to paperback publishers, book clubs, web sites, and other publishers and electronic businesses in the United States and abroad. Its principal markets are retail stores, including Internet bookstore sites, and wholesalers. It also sells reference materials to schools, colleges, office supply distributors, and businesses.

        Other:    This segment consists of Promissor and unallocated corporate related items. Promissor specializes in the development and delivery of computer-based testing solutions. Its principal markets are corporations and organizations worldwide.

        The Company's geographic area of operation is predominantly the United States. Export or foreign sales to locations outside the United States are not significant to Houghton Mifflin's four business segments. The Company does not have any customers who exceed 10% of net sales, and the loss of a single customer, in management's opinion, would not have a material adverse effect on net sales. The Company evaluates the performance of its operating segments based on the profit and loss from operations before interest income and expense, income taxes, and nonrecurring and extraordinary items. The accounting policies of the reportable segments are the same as those described in Note 2.

        Summarized financial information concerning the Company's reportable segments is shown in the following tables. The "Other" column includes unallocated corporate-related items, operations which do not meet the quantitative thresholds of SFAS 131, nonrecurring items and, as it relates to segment profit or loss, income and expense not allocated to reportable segments.

	K-12 Publishing	College Publishing	Trade and Reference Publishing	Other	Consolidated
Year ended December 31, 2003
Net sales from external customers	$848,372	$226,099	$125,129	$63,936	$1,263,536
Depreciation and amortization	143,680	39,866	4,200	7,269	195,015
Segment operating (loss)	60,613	2,404	(6,757)	(6,583)	49,677
Identifiable assets	2,157,206	93,848	104,708	20,979	2,376,741
Acquired assets	64,422	—	—	—	64,422
Total assets	2,221,628	93,848	104,708	20,979	2,441,163
Purchase of property, plant, and equipment including pre-publication costs	93,549	19,127	3,794	5,177	121,647

Year ended December 31, 2002
Net sales from external customers	$773,031	$211,942	$144,510	$65,085	$1,194,568
Depreciation and amortization	147,104	24,727	10,018	4,887	186,736
Segment operating (loss)	(462,864)	(204,652)	(34,043)	(1,933)	(703,492)
Identifiable assets	1,472,369	412,843	187,587	305,548	2,378,347
Acquired assets	335	—	4,866	3,809	9,010
Total assets	1,475,137	412,843	192,453	309,357	2,389,790
Purchase of property, plant, and equipment including pre-publication costs	101,342	24,560	2,431	6,364	134,697
Period July 7, 2001 through December 31, 2001
Net sales from external customers	$454,476	$139,352	$97,333	$1,867	$693,028
Depreciation and amortization	68,667	10,158	5,529	771	85,125
Segment operating income (loss)	87,920	39,499	14,775	(3,564)	138,630
Identifiable assets	2,133,691	561,498	242,153	116,481	3,053,823
Acquired assets	784	—	—	17,692	18,476
Total assets	2,187,245	561,498	242,153	134,173	3,125,069
Purchase of property, plant, and equipment including pre-publication costs	46,181	12,901	1,361	1,965	62,408

Period January 1, 2001 through July 6, 2001
Net sales from external customers	$339,235	$46,594	$49,625	$726	$436,180
Depreciation and amortization	42,465	8,970	1,305	1,304	54,044
Segment operating income (loss)	(36,031)	(28,004)	(12,591)	(24,281)	(100,907)
Purchase of property, plant, and equipment including pre-publication costs	44,421	9,084	1,374	1,740	56,619

        The reconciliation of segment income (loss) to consolidated statements of income is as follows:

	2003	2002	July 7, through December 31, 2001	January 1, through July 6, 2001
	(Successor Basis)	(Predecessor Basis)	(Predecessor Basis)	(Pre- predecessor Basis)
Total income (loss) from reportable segments	$49,677	$(703,492)	$138,630	$(100,907)
Unallocated income (expense):
Net interest expense	(117,079)	(42,638)	(25,324)	(17,975)
Debt extinguishment costs	(48,427)	—	—	—
Equity in losses of equity method investee	—	—	(951)	(3,704)
Write-down of investment	—	—	—	(500)
Other income (expense)	(39)	—	908	—
Income (loss) from continuing operations before taxes, income (loss) from discontinued operations, preferred stock dividend and redemption costs	(115,868)	(746,130)	113,263	(123,086)

(17)    Restructuring Charges

        The following analysis sets forth the significant components of the restructuring reserves and the related activity:

	Facilities	Work-Force Related	Other	Total
Balance, January 1, 2001	$—	$—	$—	$—
Restructuring expense	2,500	1,500	—	4,000
Utilization	—	(32)	—	(32)

Balance as of July 6, 2001	2,500	1,468	—	3,968
Purchase accounting upon Vivendi acquisition	4,160	43,200	6,240	53,600
Utilization	(2,900)	(15,368)	—	(18,268)

Balance as of December 31, 2001	$3,760	$29,300	$6,240	$39,300
Purchase accounting upon HM Holdings acquisition	921	5,660	—	6,581
Utilization	(1,046)	(14,204)	(717)	(15,967)
Reversal of goodwill	(115)	(4,002)	(3,134)	(7,251)

Balance as of December 31, 2002	$3,520	$16,754	$2,389	$22,663
Purchase accounting	(499)	847	—	348
Utilization	(500)	(6,501)	(2,030)	(9,031)

Balance as of December 31, 2003	$2,521	$11,100	$359	$13,980

        Of the balance at December 31, 2003, $12.0 million is current and $2.0 million is considered long-term.

        On April 18, 2001, Houghton Mifflin announced the closure of its Morris Plains, New Jersey facility. Approximately 70 employees were involuntarily terminated. The total costs related to this closure were $4.0 million, of which $2.5 million related to facilities and $1.5 million related to the workforce affected. As of December 31, 2003, $0.5 million remains to absorb costs expected to be incurred in 2004.

        In 2001, at the time of the Vivendi acquisition, Vivendi developed and approved a plan to restructure the Company's operations. Costs related to this plan were estimated at $53.6 million, which included $43.2 million of workforce related charges, $4.2 million related to exiting certain facilities, and $6.2 million of other provisions. The restructuring plan included the consolidation of several corporate functions and a significant reorganization of workforce and facilities in the K-12 Publishing segment. The workforce related charges included costs associated with severance, employee benefit continuation, and outplacement support for the nearly 313 employees affected. As of December 31, 2003, approximately two-thirds of the employees affected by the restructuring plan have been terminated. The Company's policy is to pay severance in equal installments over time. As such, many of these employees will continue to receive severance payments in 2004. The facilities charges included accruals on lease commitments for facilities made redundant.

        As of the date of the HM Holdings acquisition, management of HM Holdings validated certain of the restructuring plans formulated during the predecessor ownership and identified additional plans, the benefits of which were considered in the pre-acquisition business case. The new plans included further consolidation of the K-12 business operations and corresponding workforce reductions, and the elimination of facilities currently occupied by the professional development group to be made redundant as part of the reorganization. In conjunction with the purchase price allocation, additional restructuring provisions of $6.6 million comprised of $5.7 million of employee related costs and $0.9 million of facilities costs were recorded as of the acquisition date. As of December 31, 2003, $5.6 million remains accrued under this plan, $5.3 million of which is expected to be utilized in 2004 and as such has been classified as a short-term liability on the Company's balance sheet. Excess reserves identified were reversed against goodwill. The Company expects to substantially complete its restructuring activities in 2004 and incur the majority of the workforce-related and other expenses by December 31, 2004 with certain facilities-related costs attributed to long-term lease obligations and severance costs paid over time extending beyond that date.

(18)    Unaudited Quarterly Data

        During quarterly interim periods, the Company historically expensed its annual sample costs on a pro-rata basis in relation to revenues earned. The Company has determined that sample expenses should not be recorded on a pro-rata basis and has changed the accounting to an expense as incurred basis. The change increases sample expense and reduces net income in the first and fourth quarter of each fiscal year and reduces sample expense and increases net income for the second and third quarters of each fiscal year. The change affects only interim data and there is no effect on full year results.

SUMMARY OF OPERATIONS BY QUARTER (UNAUDITED)

	Year ended December 31, 2003
	First (Restated)	Second (Restated)	Third (Restated)	Fourth	Year
Net sales	$132,823	$361,317	$558,276	$211,120	$1,263,536
Gross profit	17,787	177,890	333,471	72,797	601,945
Net income (loss) from continuing operations	(120,630)	9,196	103,720	(65,726)	(73,441)
Net income (loss) available to common stockholders	(121,851)	9,196	103,720	(65,726)	(74,662)
	Year ended December 31, 2002
	First (Restated)	Second (Restated)	Third (Restated)	Fourth (Restated)	Year
Net sales	$125,057	$309,267	$558,995	$201,249	$1,194,568
Gross profit	22,834	147,838	322,740	75,877	569,289
Net income (loss) from continuing operations	(61,524)	9,947	(671,938)	(34,754)	(758,270)
Net income (loss) available to common stockholders	(62,089)	10,128	(704,745)	(41,965)	(798,672)

        The above quarterly information reflects the seasonal fluctuations of the Company's educational publishing business.

        In the third quarter of 2002, Houghton Mifflin recorded a $775.0 million charge relating to the impairment of the goodwill arising from the Vivendi acquisition.

HM Publishing Corp.

Offer to Exchange Up To $265,000,000 aggregate principal amount at maturity of 11 1/2% Senior Discount Notes due 2013, which have been registered under the Securities Act of 1933, for Any And All Outstanding 11 1/2% Senior Discount Notes due 2013.

Until July 25, 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

        As permitted by Delaware law, the Certificate of Incorporation of the Company (the "Certificate of Incorporation") contains indemnification provisions to the effect that, subject to certain standards, directors and officers may be indemnified by the Company for all liabilities incurred by them in connection with any proceeding in which they are involved as a result of serving or having served as a director or officer of the Company or, at the request of the Company, as a director or officer of any other organization or in any capacity with respect to any employee benefit plan.

        As permitted by Delaware law, the Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages arising out of the director's breach of his or her fiduciary duty, except to the extent that the General Corporation Law of the State of Delaware (the "DGCL") does not permit exemption from such liability. Currently, Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation or an amendment thereto or eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the directors' fiduciary duty of care, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

        As also permitted by the DGCL, the Company has purchased directors' and officers' liability insurance, which insures against certain liabilities incurred in connection with the performance of their duties.

Item 21. Exhibits and Financial Statement Schedules

  (a) Exhibits

Exhibit Number	Description
3.1	Certificate of Incorporation (previously filed as Exhibit 3.1 to HM Publishing Corp.'s Registration Statement on Form S-4 filed on November 24, 2003).
3.2	By-Laws (previously filed as Exhibit 3.2 to HM Publishing Corp.'s Registration Statement on Form S-4 filed on November 24, 2003).
4.1	Indenture, dated as of January 30, 2003, between Houghton Mifflin Company and Wells Fargo Bank Minnesota, N.A., regarding the 9.785% Senior Subordinated Notes due 2013 (previously filed as Exhibit 4.1 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
4.2	Indenture, dated as of January 30, 2003, between Houghton Mifflin Company and Wells Fargo Bank Minnesota, N.A, regarding the 8.250% Senior Notes due 2011 (previously filed as Exhibit 4.2 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
4.3	Form of 9.785% Senior Subordinated Notes due 2013 (contained in Exhibit 4.1).
4.4	Form of 8.250% Senior Notes due 2011 (contained in Exhibit 4.2).

4.5	Exchange and Registration Rights Agreement, dated as of January 30, 2003, among Houghton Mifflin Company and Goldman, Sachs & Co., CIBC World Markets Corp., Deutsche Bank Securities Inc. and Fleet Securities, Inc., regarding the 9.875% Senior Subordinated Notes due 2013 (previously filed as Exhibit 4.5 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
4.6	Exchange and Registration Rights Agreement, dated as of January 30, 2003, among Houghton Mifflin Company and Goldman, Sachs & Co., CIBC World Markets Corp., Deutsche Bank Securities Inc. and Fleet Securities, Inc., regarding the 8.250% Senior Notes due 2011 (previously filed as Exhibit 4.6 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
4.7	Indenture, dated as of March 15, 1994, between U.S. Bank N.A., as successor trustee, and Houghton Mifflin Company (form of note attached as exhibit thereto) (previously filed as Exhibit 4.7 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
4.8	First Supplemental Indenture, dated as of July 27, 1995, between U.S. Bank N.A., as successor trustee, and Houghton Mifflin Company (previously filed as Exhibit 4.8 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
4.9	Second Supplemental Indenture, dated as of December 30, 2002, between U.S. Bank N.A., as successor trustee, and Houghton Mifflin Company (previously filed as Exhibit 4.9 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
4.10	Third Supplemental Indenture, dated as of February 7, 2003, between U.S. Bank N.A., as successor trustee, and Houghton Mifflin Company (previously filed as Exhibit 4.10 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
4.11	Indenture, dated as of October 3, 2003, between HM Publishing Corp. and Wells Fargo Bank Minnesota N.A., regarding the 11 1/2% Senior Discount Notes due 2013 (previously filed as Exhibit 4.11 to HM Publishing Corp.'s Registration Statement on Form S-4 filed on November 24, 2003).
4.12	Form of 11 1/2% Senior Discount Notes due 2013 (contained in Exhibit 4.11).
4.13	Exchange and Registration Rights Agreement, dated as of October 3, 2003, among HM Publishing Corp. and Deutsche Bank Securities Inc., CIBC World Markets Corp., Goldman, Sachs & Co., Fleet Securities, Inc. and Banc One Capital Markets, Inc., regarding the 11 1/2% Senior Discount Notes due 2013 (previously filed as Exhibit 4.13 to HM Publishing Corp.'s Registration Statement on Form S-4 filed on November 24, 2003).
5.1	Opinion of Simpson Thacher & Bartlett LLP as to the legality of the securities being registered (previously filed as Exhibit 5.1 to HM Publishing Corp.'s Amendment No. 1 to Registration Statement on Form S-4 filed on March 25, 2004).
10.1	Assumption Agreement, dated as of December 30, 2002, between Versailles Acquisition Corporation and Houghton Mifflin Company (previously filed as Exhibit 10.1 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
10.2	Amended and Restated Credit and Guaranty Agreement, dated as of March 5, 2003, as amended by the Amendment, dated as of September 29, 2003, among HM Publishing Corp., Houghton Mifflin Company, Houghton Mifflin Holdings, Inc. and Canadian Imperial Bank of Commerce, as Administrative Agent, by and among Houghton Mifflin Holdings, Inc., Houghton Mifflin Company, certain lenders named therein and CIBC World Markets Corp. and Goldman Sachs Credit Partners L.P., as Joint Lead Arrangers and Joint Bookrunners, Goldman Sachs Credit Partners L.P. and Deutsche Bank Securities Inc., as Co-Syndication Agents and Canadian Imperial Bank of Commerce, as Administrative Agent and Collateral Trustee, Fleet Securities Inc. and Bank One, N.A., as Co-Documentation Agents, and General Electric Capital Corporation, as Senior Managing Agent (previously filed as Exhibit 10.2 to HM Publishing Corp.'s Registration Statement on Form S-4 filed on November 24, 2003).

10.3	Pledge and Security and Collateral Trust Agreement, dated as of December 30, 2002, between Versailles Acquisition Corporation and Canadian Imperial Bank of Commerce (previously filed as Exhibit 10.3 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
10.4	Pledge and Security Agreement, dated as of December 30, 2002, between Versailles U.S. Holding Inc. and Canadian Imperial Bank of Commerce (previously filed as Exhibit 10.4 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
10.5	Share Purchase Agreement, dated as of November 4, 2002, among Vivendi Universal S.A., Vivendi Communications North America, Inc. and Versailles Acquisition Corporation (previously filed as Exhibit 10.5 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
10.6	Amendment No. 1 to Share Purchase Agreement, dated as of December 29, 2002, among Vivendi Universal, S.A., Vivendi Communications North America, Inc. and Versailles Acquisition Corporation (previously filed as Exhibit 10.6 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
10.7	Form of Senior Executive Retention Agreement and amendment letter thereto (previously filed as Exhibit 10.7 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
10.8	Trust Agreement for Houghton Mifflin Holdings, Inc. 2003 Deferred Compensation Plan (previously filed as Exhibit 10.8 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
10.9	2003 Deferred Compensation Plan (previously filed as Exhibit 10.9 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
10.10	Form of 2003 Senior Executive Retention Agreement Waiver and Election (previously filed as Exhibit 10.10 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
10.11	Employment Agreement of Ms. Sylvia Metayer (previously filed as Exhibit 10.12 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
10.12	Employment Agreement of Mr. Gerald T. Hughes (previously filed as Exhibit 10.13 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
10.13	Employment Agreement of Mr. Albert Bursma, Jr. (previously filed as Exhibit 10.14 to Houghton Mifflin Company's Registration Statement on Form S-4/A filed on July 10, 2003).
10.14	Employment Agreement between Houghton Mifflin Company and Mr. Anthony Lucki (previously filed as Exhibit 10.1 to Houghton Mifflin Company's current report on Form 8-K filed October 1, 2003).
10.15	Amendment to Retention Agreement dated as of July 25, 2003, between Houghton Mifflin Company and Mr. David Caron (previously filed as Exhibit 10.2 to Houghton Mifflin Company's current report on Form 8-K filed October 1, 2003).
10.16	Amendment to letter of employment dated as of September 15, 2003 between Houghton Mifflin Company and Ms. Sylvia Metayer (previously filed as Exhibit 10.3 to Houghton Mifflin Company's current report on Form 8-K filed October 1, 2003).
10.17	Agreement dated as of September 17, 2003 between Ms. Sylvia Metayer and Houghton Mifflin Company (previously filed as Exhibit 10.4 to Houghton Mifflin Company's current report on Form 8-K filed October 1, 2003).
10.18	Severance Agreement of Mr. Hans Gieskes (previously filed as Exhibit 10.1 to Houghton Mifflin Company's quarterly report on Form 10-Q for the quarterly period ended June 30, 2003).
10.19	2003 Management Incentive Compensation Plan (previously filed as Exhibit 10.14 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).

10.20	Stockholders Agreement, dated as of December 30, 2002, among Houghton Mifflin Company, Houghton Mifflin Holdings, Inc. and Bain Capital, LLC, Thomas H. Lee Partners, L.P. and The Blackstone Group L.P (previously filed as Exhibit 10.15 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
10.21	Management Agreement, dated as of December 30, 2002, among Houghton Mifflin Company, Houghton Mifflin Holdings, Inc. and Bain Capital Partners LLC, THL Managers V, L.L.C. and Blackstone Management Partners III L.L.C (previously filed as Exhibit 10.16 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
10.22	First Amendment to Lease by and among Davis Church Office Development, L.L.C., as landlord, and Houghton Mifflin Company, as tenant, dated as of July 25, 2002 (previously filed as Exhibit 10.17 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
10.23	Second Amendment to Lease by and among Davis Church Office Development, L.L.C., as landlord, and Houghton Mifflin Company, as tenant, dated as of October 1, 2002 (previously filed as Exhibit 10.18 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
10.24	Office Lease by and between Davis Church Office Development, L.L.C., as landlord, and Houghton Mifflin Company, as tenant (previously filed as Exhibit 10.19 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
10.25	Lease by and between Two Twenty Two Berkeley Venture, as landlord, and Houghton Mifflin Company, as tenant (previously filed as Exhibit 10.20 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
10.26	Houghton Mifflin Holdings, Inc. 2003 Stock Option Plan (previously filed as Exhibit 10.26 to HM Publishing Corp.'s Amendment No. 1 to Registration Statement on Form S-4 filed on March 25, 2004).
10.27	Amendment to Severance Agreement of Mr. Hans Gieskes (previously filed as Exhibit 10.27 to HM Publishing Corp.'s Amendment No. 1 to Registration Statement on Form S-4 filed on March 25, 2004).
10.28	Form of Employment Security Agreement (previously filed as Exhibit 10.28 to HM Publishing Corp.'s Amendment No. 1 to Registration Statement on Form S-4 filed on March 25, 2004).
10.29	Form of Option Agreement (previously filed as Exhibit 10.29 to HM Publishing Corp.'s Amendment No. 1 to Registration Statement on Form S-4 filed on March 25, 2004).
12.1	Statement re Computation of Ratios (previously filed as Exhibit 12.1 to HM Publishing Corp.'s Amendment No. 1 to Registration Statement on Form S-4 filed on March 25, 2004).
16.1	Letter from Ernst & Young LLP dated July 10, 2003 (previously filed as Exhibit 16.1 to Houghton Mifflin Company's Registration Statement on Form S-4/A filed on July 10, 2003).
21.1	Subsidiaries of the Registrant (previously filed as Exhibit 21.1 to HM Publishing Corp.'s Amendment No. 1 to Registration Statement on Form S-4 filed on March 25, 2004).
23.1	Consent of Simpson Thacher & Bartlett LLP (contained in Exhibit 5.1).
23.2	Consent of PricewaterhouseCoopers LLP.*
23.3	Consent of Ernst & Young LLP.*
24.1	Power of Attorney (contained on signature page to HM Publishing Corp.'s Registration Statement on Form S-4 filed on November 24, 2003).
25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of Wells Fargo Bank Minnesota, N.A. (previously filed as Exhibit 25.1 to HM Publishing Corp.'s Registration Statement on Form S-4 filed on November 24, 2003).
99.1	Form of Letter of Transmittal (previously filed as Exhibit 99.1 to HM Publishing Corp.'s Amendment No. 1 to Registration Statement on Form S-4 filed on March 25, 2004).

99.2	Form of Notice of Guaranteed Delivery (previously filed as Exhibit 99.2 to HM Publishing Corp.'s Amendment No. 1 to Registration Statement on Form S-4 filed on March 25, 2004).

  *
  Filed herein

  (b)
  Financial Statements and Schedules.

HM PUBLISHING CORP.
CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

Years ended December 31, 2003, 2002 and 2001
(In thousands of dollars)

		Additions
	Balance at beginning of year	Charged to cost and expense	Charged to other accounts	Deductions	Balance at end of year
2003
Allowance for bad debts	$7,514	$976(4)	$(2,500)(1)	$1,318(4)	$4,672
Allowance for book returns	32,568	92,342	—	95,594(2)	29,316
Allowance for author advances	33,211	4,965	1,000(1)	227(3)	38,949
Allowance for inventory valuation	50,211	21,639	11,752(1)	22,068(5)	61,534
2002
Allowance for bad debts	$8,636	$450	$872(1)	$2,444(4)	$7,514
Allowance for book returns	29,194	94,706	—	91,332(2)	32,568
Allowance for authors' advances	29,763	4,228	—	780(3)	33,211
Allowance for inventory valuation	65,712	17,312	927(1)	33,740(5)	50,211
7/7/01—12/31/01
Allowance for bad debts	$6,835	$303	$1,669(1)	$171(4)	$8,636
Allowance for book returns	18,091	47,862	219(1)	36,978(2)	29,194
Allowance for authors' advances	25,841	1,819	2,925(1)	822(3)	29,763
Allowance for inventory valuation	75,823	4,997	(6,141)(1)	8,967(5)	65,712
1/1/01—7/6/01
Allowance for bad debts	$6,383	$2,665	$—	$2,213(4)	$6,835
Allowance for book returns	24,118	35,526	—	41,553(2)	18,091
Allowance for authors' advances	26,450	4,798	—	5,407(3)	25,841
Allowance for inventory valuation	58,381	30,589	—	13,147(5)	75,823

(1)
Reflects additions (deductions) to the allowance from acquisitions.

(2)
Books actually returned during the year.

(3)
Write-offs of unearned author advances.

(4)
Write-offs of uncollectible customer receivables, net of recoveries.

(5)
Inventory physically destroyed during the year.

REPORT OF INDEPENDENT AUDITORS ON
FINANCIAL STATEMENT SCHEDULES

To the Board of Directors and the Stockholder
of HM Publishing Corp:

        Our audit of the consolidated financial statements referred to in our reports dated March 3, 2004 appearing in this Form S-4 also included an audit of the financial statement schedules as of December 31, 2003 and 2002 and for the years then ended, presented in Item 21 (b) of this Form S-4. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
March 3, 2004

REPORT OF INDEPENDENT AUDITORS
ON FINANCIAL STATEMENT SCHEDULE

To HM Publishing Corp.:

        We have audited the consolidated financial statements of HM Publishing Corp. (formerly Houghton Mifflin Company) and Subsidiaries for the periods from July 7, 2001 to December 31, 2001 (Predecessor Basis), and the period from January 1, 2001 to July 6, 2001 (Pre-Predecessor Basis), and have issued our report thereon dated December 23, 2002, except for Note 6, paragraph 2, as to which the date is May 29, 2003 (included elsewhere in this Registration Statement on Form S-4). Our audit also included the financial statement schedule listed in Part II of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit.

        In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

        /s/ ERNST & YOUNG LLP

New York, New York
December 23, 2002

Item 22. Undertakings

          (a)    The undersigned registrant hereby undertakes:

            (1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)    to include any prospectus required by Section 10(a)(3) of the Securities Act;

              (ii)    to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more that a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

              (iii)    to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

            (2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

            (3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 22 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (c)    The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

          (d)    Insofar as indemnification for liabilities arising under Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant issuer has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Boston, Commonwealth of Massachusetts, on April 22, 2004.

HM PUBLISHING CORP.
By:	/s/ ANTHONY LUCKI Name: Anthony Lucki Title: President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed on April 22, 2004 by or on behalf of the following persons in the capacities indicated.

Signature	Title

/s/ ANTHONY LUCKI Anthony Lucki	President, Chief Executive Officer and Director (principal executive officer)
/s/ STEPHEN RICHARDS Stephen Richards	Executive Vice President, Chief Operating Officer and Chief Financial Officer (principal financial officer and principal accounting officer)
/s/ PAUL D. WEAVER David Blitzer	Director
/s/ PAUL D. WEAVER Charles Brizius	Director
/s/ PAUL D. WEAVER Robert Friedman	Director
Steve Gandy	Director

/s/ PAUL D. WEAVER Jonathan Goodman	Director
/s/ PAUL D. WEAVER Seth Lawry	Director
James Levy	Director
/s/ PAUL D. WEAVER Mark Nunnelly	Director
/s/ PAUL D. WEAVER Michael Perik	Director
/s/ PAUL D. WEAVER Scott Sperling	Director
/s/ PAUL D. WEAVER Michael Ward	Director

EXHIBIT INDEX

Exhibit Number	Description
3.1	Certificate of Incorporation (previously filed as Exhibit 3.1 to HM Publishing Corp.'s Registration Statement on Form S-4 filed on November 24, 2003).
3.2	By-Laws (previously filed as Exhibit 3.2 to HM Publishing Corp.'s Registration Statement on Form S-4 filed on November 24, 2003).
4.1	Indenture, dated as of January 30, 2003, between Houghton Mifflin Company and Wells Fargo Bank Minnesota, N.A., regarding the 9.785% Senior Subordinated Notes due 2013 (previously filed as Exhibit 4.1 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
4.2	Indenture, dated as of January 30, 2003, between Houghton Mifflin Company and Wells Fargo Bank Minnesota, N.A, regarding the 8.250% Senior Notes due 2011 (previously filed as Exhibit 4.2 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
4.3	Form of 9.785% Senior Subordinated Notes due 2013 (contained in Exhibit 4.1).
4.4	Form of 8.250% Senior Notes due 2011 (contained in Exhibit 4.2).
4.5	Exchange and Registration Rights Agreement, dated as of January 30, 2003, among Houghton Mifflin Company and Goldman, Sachs & Co., CIBC World Markets Corp., Deutsche Bank Securities Inc. and Fleet Securities, Inc., regarding the 9.875% Senior Subordinated Notes due 2013 (previously filed as Exhibit 4.5 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
4.6	Exchange and Registration Rights Agreement, dated as of January 30, 2003, among Houghton Mifflin Company and Goldman, Sachs & Co., CIBC World Markets Corp., Deutsche Bank Securities Inc. and Fleet Securities, Inc., regarding the 8.250% Senior Notes due 2011 (previously filed as Exhibit 4.6 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
4.7	Indenture, dated as of March 15, 1994, between U.S. Bank N.A., as successor trustee, and Houghton Mifflin Company (form of note attached as exhibit thereto) (previously filed as Exhibit 4.7 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
4.8	First Supplemental Indenture, dated as of July 27, 1995, between U.S. Bank N.A., as successor trustee, and Houghton Mifflin Company (previously filed as Exhibit 4.8 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
4.9	Second Supplemental Indenture, dated as of December 30, 2002, between U.S. Bank N.A., as successor trustee, and Houghton Mifflin Company (previously filed as Exhibit 4.9 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
4.10	Third Supplemental Indenture, dated as of February 7, 2003, between U.S. Bank N.A., as successor trustee, and Houghton Mifflin Company (previously filed as Exhibit 4.10 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
4.11	Indenture, dated as of October 3, 2003, between HM Publishing Corp. and Wells Fargo Bank Minnesota N.A., regarding the 11 1/2% Senior Discount Notes due 2013 (previously filed as Exhibit 4.11 to HM Publishing Corp.'s Registration Statement on Form S-4 filed on November 24, 2003).
4.12	Form of 11 1/2% Senior Discount Notes due 2013 (contained in Exhibit 4.11).

4.13	Exchange and Registration Rights Agreement, dated as of October 3, 2003, among HM Publishing Corp. and Deutsche Bank Securities Inc., CIBC World Markets Corp., Goldman, Sachs & Co., Fleet Securities, Inc. and Banc One Capital Markets, Inc., regarding the 11 1/2% Senior Discount Notes due 2013 (previously filed as Exhibit 4.13 to HM Publishing Corp.'s Registration Statement on Form S-4 filed on November 24, 2003).
5.1	Opinion of Simpson Thacher & Bartlett LLP as to the legality of the securities being registered (previously filed as Exhibit 5.1 to HM Publishing Corp.'s Amendment No. 1 to Registration Statement on Form S-4 filed on March 25, 2004).
10.1	Assumption Agreement, dated as of December 30, 2002, between Versailles Acquisition Corporation and Houghton Mifflin Company (previously filed as Exhibit 10.1 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
10.2	Amended and Restated Credit and Guaranty Agreement, dated as of March 5, 2003, as amended by the Amendment, dated as of September 29, 2003, among HM Publishing Corp., Houghton Mifflin Company, Houghton Mifflin Holdings, Inc. and Canadian Imperial Bank of Commerce, as Administrative Agent, by and among Houghton Mifflin Holdings, Inc., Houghton Mifflin Company, certain lenders named therein and CIBC World Markets Corp. and Goldman Sachs Credit Partners L.P., as Joint Lead Arrangers and Joint Bookrunners, Goldman Sachs Credit Partners L.P. and Deutsche Bank Securities Inc., as Co-Syndication Agents and Canadian Imperial Bank of Commerce, as Administrative Agent and Collateral Trustee, Fleet Securities Inc. and Bank One, N.A., as Co-Documentation Agents, and General Electric Capital Corporation, as Senior Managing Agent (previously filed as Exhibit 10.2 to HM Publishing Corp.'s Registration Statement on Form S-4 filed on November 24, 2003).
10.3	Pledge and Security and Collateral Trust Agreement, dated as of December 30, 2002, between Versailles Acquisition Corporation and Canadian Imperial Bank of Commerce (previously filed as Exhibit 10.3 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
10.4	Pledge and Security Agreement, dated as of December 30, 2002, between Versailles U.S. Holding Inc. and Canadian Imperial Bank of Commerce (previously filed as Exhibit 10.4 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
10.5	Share Purchase Agreement, dated as of November 4, 2002, among Vivendi Universal, S.A., Vivendi Communications North America, Inc. and Versailles Acquisition Corporation (previously filed as Exhibit 10.5 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
10.6	Amendment No. 1 to Share Purchase Agreement, dated as of December 29, 2002, among Vivendi Universal S.A., Vivendi Communications North America, Inc. and Versailles Acquisition Corporation (previously filed as Exhibit 10.6 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
10.7	Form of Senior Executive Retention Agreement and amendment letter thereto (previously filed as Exhibit 10.7 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
10.8	Trust Agreement for Houghton Mifflin Holdings, Inc. 2003 Deferred Compensation Plan (previously filed as Exhibit 10.8 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
10.9	2003 Deferred Compensation Plan (previously filed as Exhibit 10.9 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).

10.10	Form of 2003 Senior Executive Retention Agreement Waiver and Election (previously filed as Exhibit 10.10 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
10.11	Employment Agreement of Ms. Sylvia Metayer (previously filed as Exhibit 10.12 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
10.12	Employment Agreement of Mr. Gerald T. Hughes (previously filed as Exhibit 10.13 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
10.13	Employment Agreement of Mr. Albert Bursma, Jr. (previously filed as Exhibit 10.14 to Houghton Mifflin Company's Registration Statement on Form S-4/A filed on July 10, 2003).
10.14	Employment Agreement between Houghton Mifflin Company and Mr. Anthony Lucki (previously filed as Exhibit 10.1 to Houghton Mifflin Company's current report on Form 8-K filed October 1, 2003).
10.15	Amendment to Retention Agreement dated as of July 25, 2003, between Houghton Mifflin Company and Mr. David Caron (previously filed as Exhibit 10.2 to Houghton Mifflin Company's current report on Form 8-K filed October 1, 2003).
10.16	Amendment to letter of employment dated as of September 15, 2003 between Houghton Mifflin Company and Ms. Sylvia Metayer (previously filed as Exhibit 10.3 to Houghton Mifflin Company's current report on Form 8-K filed October 1, 2003).
10.17	Agreement dated as of September 17, 2003 between Ms. Sylvia Metayer and Houghton Mifflin Company (previously filed as Exhibit 10.4 to Houghton Mifflin Company's current report on Form 8-K filed October 1, 2003).
10.18	Severance Agreement of Mr. Hans Gieskes (previously filed as Exhibit 10.1 to Houghton Mifflin Company's quarterly report on Form 10-Q for the quarterly period ended June 30, 2003).
10.19	2003 Management Incentive Compensation Plan (previously filed as Exhibit 10.14 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
10.20	Stockholders Agreement, dated as of December 30, 2002, among Houghton Mifflin Company, Houghton Mifflin Holdings, Inc. and Bain Capital, LLC, Thomas H. Lee Partners, L.P. and The Blackstone Group L.P (previously filed as Exhibit 10.15 to Houghton Mifflin Company's Registration Statement on Form S-4/A filed on July 10, 2003).
10.21	Management Agreement, dated as of December 30, 2002, among Houghton Mifflin Company, Houghton Mifflin Holdings, Inc. and Bain Capital Partners LLC, THL Managers V, L.L.C. and Blackstone Management Partners III L.L.C (previously filed as Exhibit 10.16 to Houghton Mifflin Company's Registration Statement on Form S-4/A filed on July 10, 2003).
10.22	First Amendment to Lease by and among Davis Church Office Development, L.L.C., as landlord, and Houghton Mifflin Company, as tenant, dated as of July 25, 2002 (previously filed as Exhibit 10.17 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
10.23	Second Amendment to Lease by and among Davis Church Office Development, L.L.C., as landlord, and Houghton Mifflin Company, as tenant, dated as of October 1, 2002 (previously filed as Exhibit 10.18 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).

10.24	Office Lease by and between Davis Church Office Development, L.L.C., as landlord, and Houghton Mifflin Company, as tenant (previously filed as Exhibit 10.19 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on May 30, 2003).
10.25	Lease by and between Two Twenty Two Berkeley Venture, as landlord, and Houghton Mifflin Company, as tenant (previously filed as Exhibit 10.20 to Houghton Mifflin Company's Registration Statement on Form S-4A filed on May 30, 2003).
10.26	Houghton Mifflin Holdings, Inc. 2003 Stock Option Plan (previously filed as Exhibit 10.26 to HM Publishing Corp.'s Amendment No. 1 to Registration Statement on Form S-4 filed on March 25, 2004).
10.27	Amendment to Severance Agreement of Mr. Hans Gieskes (previously filed as Exhibit 10.27 to HM Publishing Corp.'s Amendment No. 1 to Registration Statement on Form S-4 filed on March 25, 2004).
10.28	Form of Employment Security Agreement (previously filed as Exhibit 10.28 to HM Publishing Corp.'s Amendment No. 1 to Registration Statement on Form S-4 filed on March 25, 2004).
10.29	Form of Option Agreement (previously filed as Exhibit 10.29 to HM Publishing Corp.'s Amendment No. 1 to Registration Statement on Form S-4 filed on March 25, 2004).
12.1	Statement re Computation of Ratios (previously filed as Exhibit 12.1 to HM Publishing Corp.'s Amendment No. 1 to Registration Statement on Form S-4 filed on March 25, 2004).
16.1	Letter from Ernst & Young LLP dated July 10, 2003 (previously filed as Exhibit 16.1 to Houghton Mifflin Company's Registration Statement on Form S-4 filed on July 10, 2003).
21.1	Subsidiaries of the Registrant (previously filed as Exhibit 21.1 to HM Publishing Corp.'s Amendment No. 1 to Registration Statement on Form S-4 filed on March 25, 2004).
23.1	Consent of Simpson Thacher & Bartlett LLP (contained in Exhibit 5.1) .
23.2	Consent of PricewaterhouseCoopers LLP.*
23.3	Consent of Ernst & Young LLP.*
24.1	Power of Attorney (contained on signature page to HM Publishing Corp.'s Registration Statement on Form S-4 filed on November 24, 2003).
25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of Wells Fargo Bank Minnesota, N.A. (previously filed as Exhibit 25.1 to HM Publishing Corp.'s Registration Statement on Form S-4 filed on November 24, 2003).
99.1	Form of Letter of Transmittal (previously filed as Exhibit 99.1 to HM Publishing Corp.'s Amendment No. 1 to Registration Statement on Form S-4 filed on March 25, 2004).
99.2	Form of Notice of Guaranteed Delivery (previously filed as Exhibit 99.2 to HM Publishing Corp.'s Amendment No. 1 to Registration Statement on Form S-4 filed on March 25, 2004).

  *
  Filed herein

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Holdco
Our Company
Industry Overview
Our Business Strengths
Our Business Strategy
Risks Relating To Our Business Strategy
Recent Developments
The Refinancing and the Private Offering of Outstanding Notes
Summary of Terms of the Exchange Offer
Summary of Terms of Exchange Notes
Risk Factors
Ownership Structure
Summary Unaudited Pro Forma Consolidated Financial and Other Data of Holdco
Summary Historical Consolidated Financial and Other Data of Holdco
Summary Historical Consolidated Financial and Other Data of Holdco
RISK FACTORS
Risks Related to Our Business
Risks Related to the Notes
FORWARD-LOOKING STATEMENTS
TRADEMARKS AND COPYRIGHTS
MARKET DATA
USE OF PROCEEDS
CAPITALIZATION
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA OF HOLDCO
HOLDCO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2003
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF HOLDCO
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
THE ACQUISITION
MANAGEMENT
Summary Compensation Table
Option Grants in Last Fiscal Year
Pension Plan Table
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF OTHER INDEBTEDNESS
DESCRIPTION OF NOTES
REGISTRATION RIGHTS; EXCHANGE OFFER
BOOK-ENTRY; DELIVERY AND FORM
THE EXCHANGE OFFER
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
CHANGE IN CERTIFYING ACCOUNTANTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
HM Publishing Corp. Index to Consolidated Financial Statements
Report of Independent Auditors
Report of Independent Auditors
Report of Independent Auditors
HM PUBLISHING CORP. CONSOLIDATED BALANCE SHEETS (In thousands of dollars, except per-share amounts)
HM PUBLISHING CORP. CONSOLIDATED BALANCE SHEETS (In thousands of dollars, except per-share amounts)
HM PUBLISHING CORP. CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands of dollars, except per-share amounts)
HM PUBLISHING CORP. CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY (In thousands of dollars, except per-share amounts)
HM PUBLISHING CORP. CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY (Continued) (In thousands of dollars, except per-share amounts)
HM PUBLISHING CORP. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands of dollars)
HM PUBLISHING CORP. Notes to Consolidated Financial Statements (Tabular data in thousands, except per share data)
HM PUBLISHING CORP. Notes to Consolidated Financial Statements (Tabular data in thousands, except per share data)
SUMMARY OF OPERATIONS BY QUARTER (UNAUDITED)
PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
HM PUBLISHING CORP. CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS Years ended December 31, 2003, 2002 and 2001 (In thousands of dollars)
REPORT OF INDEPENDENT AUDITORS ON FINANCIAL STATEMENT SCHEDULES
REPORT OF INDEPENDENT AUDITORS ON FINANCIAL STATEMENT SCHEDULE
SIGNATURES
EXHIBIT INDEX